As filed with the Securities and Exchange Commission on March 31, 2026.

Registration No. 333-294527

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1

To

FORM S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Richmond Mutual Bancorporation, Inc.

(Exact name of registrant as specified in its charter)

Maryland	6022	36-4926041
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

31 North 9th Street

Richmond, Indiana 47374

(765) 962-2581

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Garry Kleer

Chairman of the Board, President and Chief Executive Officer

Richmond Mutual Bancorporation, Inc.

31 North 9th Street

Richmond, Indiana 47374

(765) 962-2581

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:gary-sig.png

James S. Fleischer, Esquire Martin L. Meyrowitz, P.C. Silver, Freedman, Taff & Tiernan LLP 3299 K Street, N.W. Suite 100 Washington, DC 20007 (202) 295-4527	John Tanselle, Esquire Amundsen Davis LLC 201 North Illinois Street, Suite 1400 Capital Center, South Tower Indianapolis, Indiana 46204 (317) 464- 4148

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement and upon consummation of the transactions described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	☐	Accelerated Filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to the shares of Richmond Mutual Bancorporation, Inc. common stock to be issued in the merger has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS—SUBJECT TO COMPLETION—

DATED MARCH 31, 2026

To the Shareholders of Richmond Mutual Bancorporation, Inc. and
the Shareholders of The Farmers Bancorp, Frankfort, Indiana

PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

On behalf of the boards of directors of Richmond Mutual Bancorporation, Inc. (“Richmond Mutual”) and The Farmers Bancorp, Frankfort, Indiana (“Farmers Bancorp”), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the proposed combination of Richmond Mutual and Farmers Bancorp. We are requesting that you take certain actions as a holder of Richmond Mutual common stock (a “Richmond Mutual shareholder”) or as a holder of Farmers Bancorp common stock (a “Farmers Bancorp shareholder”).

On November 11, 2025, Richmond Mutual and Farmers Bancorp entered into an agreement and plan of merger (as amended or modified from time to time in accordance with its terms, the “merger agreement”) pursuant to which Richmond Mutual and Farmers Bancorp have agreed to combine their respective businesses. The transaction will create a combined bank holding company with approximately $2.6 billion in total assets and a market capitalization of approximately $224.7 million, operating with a network of 25 branches across key markets in Central and East Central Indiana, as well as Western and Central Ohio.

Under the merger agreement, Farmers Bancorp will merge with and into Richmond Mutual (the “merger”), with Richmond Mutual as the surviving company, and immediately thereafter, Farmers Bancorp’s wholly owned bank subsidiary, The Farmers Bank, Frankfort Indiana will merge with and into First Bank Richmond, the wholly owned bank subsidiary of Richmond Mutual, with First Bank Richmond as the surviving bank (together, the “mergers”). The combined company will continue to trade on the Nasdaq Capital Market (“NASDAQ”) under the ticker symbol “RMBI” and will operate under the name “Richmond Mutual Bancorporation, Inc.,” while the combined bank will operate under a new name to be jointly determined by the parties prior to closing.

In the merger, Farmers Bancorp shareholders will receive 3.40 shares of Richmond Mutual common stock for each share of Farmers Bancorp common stock (the “exchange ratio”) they own. Cash will be paid in lieu of any fractional shares. The stock and cash to be issued in the merger are referred to collectively as the “merger consideration.” Based on the closing price of Richmond Mutual’s common stock on the NASDAQ on November 11, 2025, the last trading day before the public announcement of the merger, the exchange ratio represented approximately $44.71 in value for each share of Farmers Bancorp common stock, representing aggregate merger consideration of approximately $82.4 million. Based on the closing price of Richmond Mutual’s common stock of $13.55 on March 30, 2026, the latest practical date before the date of this joint proxy statement/prospectus, the value of the merger consideration payable to Farmers Bancorp shareholders was $46.07 per share or $85.0 million in the aggregate. Richmond Mutual shareholders will continue to own their existing shares of Richmond Mutual common stock following the merger.

The value of Richmond Mutual common stock at the time of completion of the merger could be greater than, less than or the same as the value of Richmond Mutual common stock on the date of the accompanying joint proxy statement/prospectus. We urge you to obtain current market quotations of Richmond Mutual common stock (NASDAQ trading symbol “RMBI”) and Farmers Bancorp common stock (OTC Pink Open Market trading symbol “FABP”).

We expect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Accordingly, Farmers Bancorp shareholders generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Farmers Bancorp common stock for Richmond Mutual common stock in the merger, except with respect to any cash received in lieu of fractional shares of Richmond Mutual common stock.

Based on the number of shares of Farmers Bancorp common stock outstanding as of March 30, 2026, Richmond Mutual expects to issue approximately 6,269,855 shares of Richmond Mutual common stock to Farmers Bancorp shareholders in the merger. We estimate that former Farmers Bancorp shareholders (disregarding any Richmond Mutual common stock they may already own) will own approximately 38% and existing Richmond Mutual shareholders will own approximately 62% of the common stock of the combined company following the completion of the merger.

Richmond Mutual will hold its annual meeting of shareholders on May 27, 2026, at 9:00 a.m., Eastern Time, at the First Bank Richmond Financial Center, 31 North 9th Street, Richmond, Indiana. At the annual meeting, Richmond Mutual shareholders will be asked to vote on, among other matters: (i) a proposal to approve the merger and the issuance of Richmond Mutual common stock to Farmers Bancorp shareholders (the “Richmond Mutual merger and share issuance proposal”); (ii) the election of two directors of Richmond Mutual; (iii) an advisory (non-binding) vote on executive compensation; and (iv) the ratification of Forvis Mazars, LLP as Richmond Mutual’s independent registered public accounting firm for 2026. Approval of the Richmond Mutual merger and share issuance proposal by Richmond Mutual shareholders is required to complete the mergers.

Farmers Bancorp will hold a special meeting of its shareholders on May 26, 2026, at 9:00 a.m, Eastern Time, at 51 West Event Center, 51 W. Clinton Street, Frankfort, Indiana. At the special meeting, Farmers Bancorp shareholders will be asked to vote on a proposal to approve the merger agreement (the “Farmers Bancorp merger proposal”). Approval of the Farmers Bancorp merger proposal by Farmers Bancorp shareholders is required to complete the mergers.

The accompanying joint proxy statement/prospectus contains important information about the merger and the matters to be considered at these meetings. Shareholders are urged to read this document carefully.

The boards of directors of Richmond Mutual and Farmers Bancorp each unanimously recommends that holders of common stock vote “FOR” each of the proposals to be considered at the respective shareholder meetings.

Whether or not you plan to attend your company’s annual or special meeting, please take the time to vote by following the voting instructions included on the enclosed proxy card. If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR the applicable proposal. If you do not vote your shares as instructed on the enclosed proxy card, or if you do not instruct your broker how to vote any shares held for you in “street name,” the effect will be a vote against the proposal applicable to your company.

The accompanying joint proxy statement/prospectus provides you with detailed information about the merger agreement and the merger. It also contains or references information about Richmond Mutual and Farmers Bancorp and certain related matters. Please see the “Risk Factors” beginning on page 20 for a discussion of the risks you should consider in evaluating the proposed merger and how it may affect you. Additional information about Richmond Mutual is incorporated by reference from documents that have been filed with the Securities and Exchange Commission.

On behalf of Richmond Mutual and Farmers Bancorp, we thank you for your continued support and for your prompt attention to this matter.

Sincerely,

Garry D. Kleer President and Chief Executive Officer Richmond Mutual Bancorporation, Inc.	Christopher D. Cook President and Chief Executive Officer The Farmers Bancorp, Frankfort, Indiana

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission or bank regulatory agency has approved or disapproved the Richmond Mutual common stock to be issued in the merger or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

This joint proxy statement/prospectus is dated April 3, 2026 and is first being mailed to Richmond Mutual shareholders and Farmers Bancorp shareholders on or about April 15, 2026.

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Richmond Mutual from documents filed with the SEC that are not included in or delivered with this joint proxy statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by Richmond Mutual, free of charge, from the SEC’s website at http://www.sec.gov. You may also request copies of these documents free of charge, by written or oral request, by contacting Richmond Mutual at the following address:

Richmond Mutual Bancorporation, Inc.

31 North 9th Street

Richmond, Indiana, 47374

Attention: Bradley M. Glover, SVP/Chief Financial Officer

(765) 962-2581

Farmers Bancorp does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and accordingly does not file documents or reports with the SEC.

All website addresses given in this joint proxy statement/prospectus are for information only and are not intended to be an active link or to incorporate any website information into this joint proxy statement/prospectus.

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five (5) business days before the date of your applicable meeting. This means that Richmond Mutual shareholders requesting documents must do so by May 20, 2026, in order to receive them before the Richmond Mutual annual meeting, and Farmers Bancorp shareholders requesting documents must do so by May 19, 2026, in order to receive them before the Farmers Bancorp special meeting. See the section entitled “Where You Can Find More Information” beginning on page 159 of the accompanying joint proxy statement/prospectus for further information about obtaining copies of documents that Richmond Mutual has filed with the SEC.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus forms part of a registration statement on Form S-4 filed with the SEC by Richmond Mutual (File No. 333-294527) and constitutes a prospectus of Richmond Mutual under the Securities Act of 1933, as amended, with respect to the Richmond Mutual common stock, par value $0.01 per share, to be issued in connection with the merger agreement. This document also constitutes a proxy statement under the Exchange Act, and a notice of annual meeting with respect to the Richmond Mutual annual meeting. In addition, it constitutes a proxy statement and notice of special meeting for Farmers Bancorp. These joint proxy materials are being furnished in connection with the respective proxy solicitations conducted by the boards of directors of Richmond Mutual and Farmers Bancorp.

You should rely only on the information contained in, or incorporated by reference into, this joint proxy statement/prospectus. No one has been authorized to provide you with different information. This joint proxy statement/prospectus is dated April 3, 2026, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of the date of the document that includes such information. Neither the mailing of this joint proxy statement/prospectus to Richmond Mutual or Farmers Bancorp shareholders nor the issuance by Richmond Mutual of its common stock in connection with the merger will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, Richmond Mutual has supplied all information contained in this joint proxy statement/prospectus relating to Richmond Mutual, and Farmers Bancorp has supplied all information contained in this joint proxy statement/prospectus relating to Farmers Bancorp.

31 North 9th Street
Richmond, Indiana 47374

NOTICE OF ANNUAL OF SHAREHOLDERS

•	Date:	Wednesday, May 27, 2026
•	Time:	9:00 a.m., Eastern Time
•	Place:	First Bank Richmond Financial Center 31 North 9th Street, Richmond, Indiana

To the Shareholders of Richmond Mutual Bancorporation, Inc.:

On November 11, 2025, Richmond Mutual Bancorporation, Inc. (“Richmond Mutual”) and The Farmers Bancorp, Frankfort, Indiana (“Farmers Bancorp”) entered into an agreement and plan of merger (as amended or modified from time to time in accordance with its terms, the “merger agreement”), pursuant to which Farmers Bancorp will merge with and into Richmond Mutual (the “merger”), with Richmond Mutual as the surviving entity. A copy of the merger agreement is attached as Appendix A to the accompanying joint proxy statement/prospectus of which this notice is a part.

The Richmond Mutual annual meeting is being held to consider and vote upon the following matters:

1.	Approval of the Merger and Issuance of Shares of Richmond Mutual Common Stock. A proposal to approve the merger and the issuance of shares of Richmond Mutual common stock to the shareholders of Farmers Bancorp, pursuant to the merger agreement (the “Richmond Mutual merger and share issuance proposal”);

2.	Election of Directors. A proposal to elect as directors the two nominees named in the accompanying joint proxy statement/prospectus, each to serve a three-year term or until their successors are duly elected and qualified (the “Richmond Mutual director election proposal”);

3.	Executive Compensation. A proposal to approve, on a non-binding advisory basis, the compensation of Richmond Mutual’s named executive officers (the “Richmond Mutual say-on-pay proposal”);

4.	Independent Public Accountants. a proposal to ratify, on a non-binding advisory basis, the appointment of Forvis Mazars, LLP to serve as the independent registered public accounting firm for Richmond Mutual for the fiscal year ending December 31, 2026. (the “Richmond Mutual auditor ratification proposal”); and

5.	Adjournment. A proposal to adjourn the Richmond Mutual annual meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Richmond Mutual annual meeting to approve the Richmond Mutual merger and share issuance proposal (the “Richmond Mutual adjournment proposal”).

All of these items are described in more detail in the accompanying joint proxy statement/prospectus and its appendices. We urge you to read these materials carefully and in their entirety.

We have fixed the close of business on March 23, 2026 as the record date for the determination of shareholders entitled to notice of and to vote at the Richmond Mutual annual meeting. Only holders of Richmond Mutual common stock of record at the close of business on that date will be entitled to notice of and to vote at the Richmond Mutual annual meeting or any adjournment or postponement thereof.

The Richmond Mutual board of directors unanimously recommends that shareholders vote “FOR” the Richmond Mutual merger and share issuance proposal, and “FOR” the Richmond Mutual election proposal, “FOR” the Richmond Mutual say-on-pay proposal, “FOR” the Richmond Mutual auditor ratification proposal, and “FOR” the Richmond Mutual adjournment proposal.

If you have any questions concerning the merger, would like additional copies of the joint proxy statement/prospectus, or need help voting your shares of Richmond Mutual common stock, please contact Bradley M. Glover, SVP/Chief Financial Officer of Richmond Mutual, by calling (765) 962-2581, or via e-mail to bglover@firstbankrichmond.com.

Your vote is very important. The merger cannot be completed unless the holders of at least a majority of the outstanding shares of Richmond Mutual common stock entitled to vote at the Richmond Mutual annual meeting vote in favor of the Richmond Mutual merger and share issuance proposal. Whether or not you plan to attend the Richmond Mutual annual meeting, please promptly complete, sign, date and return your proxy card in the enclosed envelope or vote via the Internet or by telephone pursuant to the instructions provided on the enclosed proxy card.

BY ORDER OF THE BOARD OF DIRECTORS

Garry D. Kleer President and Chief Executive Officer

Richmond, Indiana

April 15, 2026

Important Notice Regarding the Availability of

Proxy Materials for the Annual Stockholder Meeting to Be Held on May 27, 2026.

Richmond Mutual Bancorporation Inc.’s joint proxy statement/prospectus, Annual Report on Form 10-K and electronic proxy card are also available on the Internet at http://www.proxyvote.com.

You are encouraged to review all of the information contained in the joint proxy statement/prospectus before voting.

9 East Clinton Street
Frankfort, Indiana 46041

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

•	Date:	Tuesday, May 26, 2026
•	Time:	9:00 a.m., Eastern Time
•	Place:	51 West Event Center 51 W. Clinton Street, Frankfort, Indiana

To the shareholders of Farmers Bancorp, Frankfort, Indiana:

On November 11, 2025, Richmond Mutual Bancorporation, Inc. (“Richmond Mutual”) and The Farmers Bancorp, Frankfort, Indiana (“Farmers Bancorp”) entered into an agreement and plan of merger (as amended or modified from time to time in accordance with its terms, the “merger agreement”), pursuant to which Farmers Bancorp will merge with and into Richmond Mutual (the “merger”), with Richmond Mutual as the surviving entity. A copy of the merger agreement is attached as Appendix A to the accompanying joint proxy statement/prospectus of which this notice is a part.

The Farmers Bancorp special meeting is being held to consider and vote upon the following matters:

1.	Approval of the Merger Agreement. A proposal to approve the merger agreement (the “Farmers Bancorp merger proposal”); and

2.	Adjournment. A proposal to adjourn the Farmers Bancorp special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Farmers Bancorp special meeting to approve the Farmers Bancorp merger proposal (the “Farmers Bancorp adjournment proposal”).

No other business may be conducted at the Farmers Bancorp special meeting.

We have fixed the close of business on April 3, 2026 as the record date for the determination of shareholders entitled to notice of and to vote at the Farmers Bancorp special meeting. Only holders of Farmers Bancorp common stock of record at the close of business on that date will be entitled to notice of and to vote at the Farmers Bancorp special meeting or any adjournment or postponement thereof.

The Farmers Bancorp board of directors unanimously recommends that shareholders vote “FOR” the Farmers Bancorp merger proposal and “FOR” the Farmers Bancorp adjournment proposal.

If you have any questions concerning the merger, would like additional copies of the joint proxy statement/prospectus or need help voting your shares of Farmers Bancorp common stock, please contact our proxy solicitor, Georgeson LLC, by calling toll-free at (866) 766-8644.

Your vote is very important. The merger cannot be completed unless the holders of at least a majority of the outstanding shares of Farmers Bancorp common stock entitled to vote at the Farmers Bancorp special meeting vote in favor of the Farmers Bancorp merger proposal. Whether or not you plan to attend the Farmers Bancorp special meeting, please promptly complete, sign, date and return your proxy card in the enclosed envelope or vote via the Internet or by telephone pursuant to the instructions provided on the enclosed proxy card.

Farmers Bancorp has concluded that under Indiana law, if the merger is completed, Farmers Bancorp shareholders of record who do not vote to approve the Farmers Bancorp merger proposal and otherwise comply with the applicable provisions of Indiana law pertaining to dissenters' rights will be entitled to exercise dissenters' rights and obtain payment in cash of the fair value of their shares of Farmers Bancorp common stock by following the procedures set forth in detail in the enclosed joint proxy statement/prospectus. For additional details about dissenters’ rights, please refer to “Dissenters’ Rights” beginning on page 155 and Appendix D to this joint proxy statement/prospectus.

BY ORDER OF THE BOARD OF DIRECTORS

Christopher D. Cook President and Chief Executive Officer

Frankfort, Indiana

April 15, 2026

i

ii

iii

Questions and Answers About the Merger, THE RICHMOND MUTUAL ANNUAL
MEETING AND THE FARMERS BANCORP SPECIAL MEETING

The following are answers to certain questions that you may have regarding the merger and the respective meetings of shareholders of Richmond Mutual Bancorporation, Inc. (“Richmond Mutual”) and of The Farmers Bancorp, Frankfort, Indiana (“Farmers Bancorp”). Richmond Mutual and Farmers Bancorp advise you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger, the Richmond Mutual annual meeting, and the Farmers Bancorp special meeting. Additional important information is also contained in the Appendices to, and the documents incorporated by reference in, this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 159 of this joint proxy statement/prospectus for further information.

Unless the context otherwise requires, references in this joint proxy statement/prospectus to Richmond Mutual refer to Richmond Mutual Bancorporation, Inc., a Maryland corporation, and its affiliates, including First Bank Richmond (“First Bank”), an Indiana commercial bank and a wholly owned subsidiary of Richmond Mutual. Additionally, unless the context otherwise requires, references in this joint proxy statement/prospectus to Farmers Bancorp refer to The Farmers Bancorp, Frankfort, Indiana, an Indiana corporation, and its affiliates, including The Farmers Bank, Frankfort, Indiana (“Farmers Bank”), an Indiana commercial bank and a wholly owned subsidiary of Farmers Bancorp.

Q:	Why am I receiving this joint proxy statement/prospectus?

A.

You are receiving this joint proxy statement/prospectus because Richmond Mutual and Farmers Bancorp have entered into an agreement and plan of merger (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”), pursuant to which Richmond Mutual would merge with Farmers Bancorp. If the required shareholder and regulatory approvals are obtained and the merger is subsequently completed, Farmers Bancorp will be merged with and into Richmond Mutual (the “merger”), with Richmond Mutual as the surviving entity (the “combined company”). Promptly thereafter, Farmers Bancorp’s wholly owned bank subsidiary, Farmers Bank, will be merged with and into First Bank (the “bank merger”), the wholly owned bank subsidiary of Richmond Mutual, with First Bank as the surviving bank (the “combined bank”). The combined bank will operate under a new name to be jointly determined by the parties prior to closing.

In order to complete the merger, among other things:

•      Holders of Richmond Mutual common stock (“Richmond Mutual shareholders”) must approve the merger and issuance of shares of Richmond Mutual common stock, par value $0.01 per share (“Richmond Mutual common stock”), to the shareholders of Farmers Bancorp (“Farmers Bancorp shareholders”), pursuant to the merger agreement (the “Richmond Mutual merger and share issuance proposal”); and

•      Farmers Bancorp shareholders must approve the merger agreement (the “Farmers Bancorp merger proposal”).

Richmond Mutual is holding an annual meeting of Richmond Mutual shareholders (the “Richmond Mutual annual meeting”) to obtain approval of the Richmond Mutual merger and share issuance proposal. In addition, Richmond Mutual shareholders will be asked to approve a proposal to adjourn the Richmond Mutual annual meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Richmond Mutual annual meeting to approve the Richmond Mutual merger and share issuance proposal (the “Richmond Mutual adjournment proposal”).

Richmond Mutual shareholders will also be asked to vote on the election of the two director nominees named in this joint proxy statement/prospectus (the “Richmond Mutual director election proposal”). In addition, Richmond Mutual shareholders will be asked to approve, on a non-binding advisory basis, the compensation paid to the named executive officers of Richmond Mutual (the “Richmond Mutual say-on-pay proposal”), and the ratification of Forvis Mazars, LLP as Richmond Mutual’s independent registered public accounting firm for fiscal year ending December 31, 2026 (the “Richmond Mutual auditor ratification proposal”).

Farmers Bancorp is holding a special meeting of Farmers Bancorp shareholders (the “Farmers Bancorp special meeting”) to obtain approval of the Farmers Bancorp merger proposal. In addition, Farmers Bancorp shareholders will be asked to approve a proposal to adjourn the Farmers Bancorp special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Farmers Bancorp special meeting to approve the Farmers Bancorp merger proposal (the “Farmers Bancorp adjournment proposal”).

This document is also a prospectus that is being delivered to Farmers Bancorp shareholders because, pursuant to the merger agreement, Richmond Mutual is offering shares of Richmond Mutual common stock to the Farmers Bancorp shareholders.

We have included in this joint proxy statement/prospectus important information about the merger, the merger agreement, a copy of which is included as Appendix A to this joint proxy statement/prospectus, the Richmond Mutual proxy solicitation and the Farmers Bancorp proxy solicitation. You should read this information carefully and in its entirety. Your vote is important and we encourage you to submit your proxy as soon as possible.

Q:	What will Farmers Bancorp shareholders receive in the merger?

A:	If the merger is completed, each outstanding share of Farmers Bancorp common stock, par value $0.01 per share (other than shares owned by Farmers Bancorp or Richmond Mutual immediately before the merger that will be cancelled and will not receive merger consideration (“excluded shares”), except for shares they hold in trust or other fiduciary accounts for others or shares held due to a debt previously contracted), will be converted into the right to receive, promptly following completion of the merger, 3.40 shares (the “exchange ratio”) of Richmond Mutual common stock. Richmond Mutual will not issue any fractional shares of Richmond Mutual common stock in the merger. In lieu of the issuance of any such fractional share, Richmond Mutual shall pay to each former shareholder of Farmers Bancorp who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the daily volume weighted average price of Richmond Mutual common stock on the NASDAQ Capital Market (“NASDAQ”) for the five (5) days immediately prior to the closing date of the merger (the “Average Richmond Mutual Stock Price”) by (ii) the fraction of a share (after taking into account all shares of Farmers Bancorp common stock held by such holder at the effective time of the merger and rounded to the nearest one ten thousandth when expressed in decimal form) of Richmond Mutual common stock to which such holder would otherwise be entitled to receive. No interest will be paid or accrued on cash payable to holders of those certificates in lieu of fractional shares. The Richmond Mutual common stock and cash to be issued in the merger are referred to collectively as the “merger consideration.”

Q:	What will Richmond Mutual shareholders be entitled to receive in the merger?

A:	Richmond Mutual shareholders will not be entitled to receive any merger consideration and will continue to hold the shares of Richmond Mutual common stock that they held immediately prior to the completion of the merger. Following the merger, shares of Richmond Mutual common stock will continue to be traded on NASDAQ under the symbol “RMBI.”

Q:	Will the value of the merger consideration change between the date of this document and the time the merger is completed?

A:	Yes. Upon consummation of the merger, each issued and outstanding share of Farmers Bancorp common stock will be canceled and converted into the right to receive a number of shares of Richmond Mutual common stock based upon the fixed exchange ratio. As such, the value of the merger consideration will largely depend on the market price for a share of Richmond Mutual common stock at the time the merger is completed. The market price for a share of Richmond Mutual common stock when Farmers Bancorp shareholders receive such shares of Richmond Mutual common stock after the merger is completed could be greater than, less than or the same as the market price of shares of Richmond Mutual common stock on the date of this joint proxy statement/prospectus. Neither Richmond Mutual nor Farmers Bancorp is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of Richmond Mutual common stock or Farmers Bancorp common stock.

Q:	How will the merger affect outstanding Farmers Bancorp equity awards?

A:

At the effective time of the merger,

•      Restricted Stock Unit Awards: Each outstanding and unvested Farmers Bancorp restricted stock unit award (a “Farmers Bancorp RSU Award”) will fully vest and automatically convert into the right to receive the merger consideration for each share of Farmers Bancorp common stock underlying the award, net of any applicable withholding taxes.

•      Performance Share Awards: Each outstanding and unvested Farmers Bancorp performance share award will be cancelled and terminated, and the holder will be entitled to receive a cash payment based on the target award level immediately prior to the merger, net of any applicable withholding taxes.

•      Other Awards: Farmers Bancorp does not have any stock options or other equity awards outstanding.

Q:	What matters will be considered at each of the shareholder meetings?

A:

At the Richmond Mutual annual meeting, Richmond Mutual shareholders will be asked to consider and vote on the following proposals:

•      The Richmond Mutual merger and share issuance proposal;

•      The Richmond Mutual director election proposal;

•      The Richmond Mutual say-on-pay proposal;

•      The Richmond Mutual auditor ratification proposal; and

•      The Richmond Mutual adjournment proposal.

At the Farmers Bancorp special meeting, Farmers Bancorp shareholders will be asked to consider and vote on the following proposals:

•      The Farmers Bancorp merger proposal; and

•      The Farmers Bancorp adjournment proposal.

In order to complete the merger, among other things, Richmond Mutual shareholders must approve the Richmond Mutual merger and share issuance proposal (the “Richmond Mutual shareholder approval”), and Farmers Bancorp shareholders must approve the Farmers Bancorp merger proposal (the “Farmers Bancorp shareholder approval”).

None of the Richmond Mutual director election proposal, the Richmond Mutual say-on-pay proposal, the Richmond Mutual auditor ratification proposal, the Richmond Mutual adjournment proposal, or the Farmers Bancorp adjournment proposal is a condition to the completion of the merger.

Q:

Why must the Richmond Mutual shareholders approve the merger and issuance of shares of Richmond Mutual common stock in connection with the merger (i.e., the Richmond Mutual merger and share issuance proposal)?

The Richmond Mutual shareholders are required to approve the merger and issuance of shares of Richmond Mutual common stock in connection with the merger, which will require the affirmative vote of at least a majority of issued and outstanding shares of Richmond Mutual common stock, because Richmond Mutual is a Maryland corporation subject to the Maryland General Corporation Law (the “MGCL”), is listed on NASDAQ and is subject to NASDAQ listing rules. Because Richmond Mutual will issue in excess of 20% of its outstanding shares of Richmond Mutual’s common stock to the Farmers Bancorp shareholders in connection with the merger, under the MGCL, Richmond Mutual shareholders are required to approve the merger, and under NASDAQ listing rules, Richmond Mutual shareholders are required to approve the issuance of shares of Richmond Mutual’s common stock in connection with the merger. Therefore, the merger cannot be completed unless the Richmond Mutual shareholders approve the Richmond Mutual merger and share issuance proposal.

Q:	Who is entitled to vote at the shareholder meetings?

A:

Richmond Mutual Annual Meeting. Richmond Mutual shareholders of record at the close of business on March 23, 2026 (the “Richmond Mutual record date”) are entitled to receive notice of, and to vote at, the Richmond Mutual annual meeting and any adjournments or postponements of the meeting. A Richmond Mutual shareholder may only vote if present in person or represented by a valid proxy at the Richmond Mutual annual meeting.

Farmers Bancorp Special Meeting. Farmers Bancorp shareholders of record at the close of business on April 3, 2026 (the “Farmers Bancorp record date”) are entitled to receive notice of, and to vote at, the Farmers Bancorp special meeting and any adjournments or postponements of the meeting. A Farmers Bancorp shareholder may only vote if present in person or represented by a valid proxy at the Farmers Bancorp special meeting.

Q:	How do I vote?

A:	After carefully reading and considering the information contained in this document, please follow the instructions that accompany your proxy card and cast your vote as soon as possible by Internet, by telephone, or by returning your completed, signed, and dated proxy card in the enclosed envelope (please allow a minimum of 10 days for your proxy card to be processed). You may also attend your company’s special meeting and vote in person. Even if you are planning to attend the special meeting, both Richmond Mutual and Farmers Bancorp request that you cast your vote by Internet, by telephone or by proxy card. If your stock or shares are held in “street name,” through a bank, broker, or other nominee, that institution will send you separate instructions describing the procedure for voting such shares. Please follow the voting instructions provided by your bank, broker, or other nominee. Note that if your Richmond Mutual or Farmers Bancorp common stock is held in “street name” through a bank, broker, or other nominee, you cannot vote your shares by returning a proxy card directly to Richmond Mutual or Farmers Bancorp, or by voting in person at the applicable special meeting, unless you first obtain and submit a “legal proxy” from your bank, broker, or nominee.

Q:	How many votes do I have?

A:

Each share of Richmond Mutual common stock that you own as of the Richmond Mutual record date entitles you to one vote. As of the close of business on the Richmond Mutual record date, there were 10,501,260 outstanding shares of Richmond Mutual common stock. As of that date, 549,060 shares entitled to vote were held by directors and executive officers of Richmond Mutual and their respective affiliates.

Each share of Farmers Bancorp common stock that you own as of the Farmers Bancorp record date entitles you to one vote. As of the close of business on the Farmers Bancorp record date, there were 1,830,312 outstanding shares of Farmers Bancorp common stock. As of that date, 73,052 shares entitled to vote were held by directors and executive officers of Farmers Bancorp and their respective affiliates.

Q:	What constitutes a quorum at the shareholder meetings?

A:

Richmond Mutual Annual Meeting. A quorum requires the presence, in person or by proxy, of holders of at least one-third of the outstanding shares of Richmond Mutual common stock entitled to vote. Shares represented by proxies submitted by Internet, telephone, or mail, as well as shares voted in person, will be counted toward the quorum. Abstentions and broker non-votes will be counted as present for quorum purposes but will not be counted as votes cast on any proposal.

Farmers Bancorp Special Meeting. A quorum requires the presence, in person or by proxy, of holders of at least a majority of the outstanding shares of Farmers Bancorp common stock entitled to vote. Shares represented by proxies submitted by Internet, telephone, or mail, as well as shares voted in person, will be counted toward the quorum. Abstentions will be counted as present for quorum purposes. Because none of the proposals to be presented at the Farmers Bancorp special meeting are routine matters, brokers do not have discretionary authority to vote. As a result, if shares are held in street name and voting instructions are not provided, those shares will not be counted as present for purposes of establishing a quorum.

Q:	Why is my vote important?

A:

The merger cannot be completed unless Richmond Mutual shareholders approve the Richmond Mutual merger and share issuance proposal and Farmers Bancorp shareholders approve the Farmers Bancorp merger proposal, which are the only applicable Richmond Mutual or Farmers Bancorp proposals that need to be approved by shareholders to complete the merger.

If you are a record holder of Richmond Mutual or Farmers Bancorp common stock (meaning a share certificate has been issued in your name or your name appears on Richmond Mutual’s or Farmers Bancorp’s stock ledger), failing to vote, either by submitting a proxy or by attending and voting in person at the Richmond Mutual annual meeting or the Farmers Bancorp special meeting, as applicable, will make it more difficult for Richmond Mutual and Farmers Bancorp to obtain the necessary quorum to hold their respective meetings and to approve the proposals presented at those meetings. In addition, a failure to vote, whether by proxy or in person, will have the same effect as a vote “against” the Richmond Mutual merger and share issuance proposal and the Farmers Bancorp merger proposal, because each of these proposals requires the affirmative vote of a majority of the outstanding shares of common stock entitled to vote. If you hold your shares in “street name” through a bank, broker, or other nominee, your bank, broker, or nominee cannot vote your shares on any of the merger proposals without your instructions, and a failure to provide voting instructions will have the same effect as a vote “against” the applicable merger proposal. Approval of the Richmond Mutual adjournment proposal and the Farmers Bancorp adjournment proposal each requires the affirmative vote of a majority of the votes cast on the applicable proposal.

As an inducement for Richmond Mutual to enter into the merger agreement, each Farmers Bancorp director, who in the aggregate own approximately 2.8% of the outstanding Farmers Bancorp common stock, has agreed to vote “FOR” the Farmers Bancorp merger proposal. Similarly, each Richmond Mutual director, who in the aggregate own approximately 3.8% of the outstanding Richmond Mutual common stock, has agreed to vote “FOR” the Richmond Mutual merger and share issuance proposal.

If you are the record holder of your shares and you submit a proxy without indicating voting instructions, your proxy will be voted as follows:

•      Richmond Mutual shares: “FOR” approval of the Richmond Mutual merger and share issuance proposal, “FOR” the Richmond Mutual director election proposal, “FOR” the Richmond Mutual say-on-pay proposal, “FOR” the Richmond Mutual auditor ratification proposal, and “FOR” the Richmond Mutual adjournment proposal.

•      Farmers Bancorp shares: “FOR” approval of both the Farmers Bancorp merger proposal and Farmers Bancorp adjournment proposal.

If your shares are held in “street name” through a bank, broker, or other nominee, your broker may vote your shares on the Richmond Mutual and Farmers Bancorp proposals only if you provide voting instructions. Brokers do not have discretionary authority to vote on any of the proposals being presented at the shareholder meetings. Shares not voted due to lack of instructions will have the same effect as a vote against the Richmond Mutual merger and share issuance proposal and against the Farmers Bancorp merger proposal, and will have no effect on either company’s adjournment proposal or on Richmond Mutual’s other proposals. See “The Richmond Mutual Annual Meeting—Vote Required” for a description of the vote required for approval of each proposal to be presented at the Richmond Mutual annual meeting.

If you abstain from voting, either in person or by proxy, or otherwise do not vote your shares, your abstention or failure to vote will have the same effect as a vote against the Richmond Mutual merger and share issuance proposal and the Farmers Bancorp merger proposal, but will have no effect on the approval of your company’s adjournment proposal. See “The Farmers Bancorp Special Meeting—Vote Required” for a description of the vote required for approval of the proposal to be presented at the Farmers Bancorp special meeting.

Q:	What is the recommendation of the Richmond Mutual board of directors?

A:

The Richmond Mutual board of directors unanimously recommends that Richmond Mutual shareholders vote “FOR” approval of the Richmond Mutual merger and share issuance proposal and “FOR” approval of the Richmond Mutual adjournment proposal.

The Richmond Mutual board of directors also unanimously recommends that Richmond Mutual shareholders vote “FOR” the Richmond Mutual director election proposal, “FOR” the Richmond Mutual say-on-pay proposal, and “FOR” the Richmond Mutual auditor ratification proposal.

Q:	What is the recommendation of the Farmers Bancorp board of directors?

A:	The Farmers Bancorp board of directors unanimously recommends that Farmers Bancorp shareholders vote “FOR” approval of the Farmers Bancorp merger proposal and “FOR” approval of the Farmers Bancorp adjournment proposal.

Q:	What if I return my proxy but do not mark it to show how I am voting?

A:	If your proxy card is signed and returned without indicating your voting choices, your shares will be voted “FOR” approval of the proposals being considered at each of the Richmond Mutual annual meeting and Farmers Bancorp special meeting; in Richmond Mutual’s case, the Richmond Mutual merger and share issuance proposal, the Richmond Mutual director election proposal, the Richmond Mutual say-on-pay proposal, and the Richmond Mutual auditor ratification proposal, and in Farmers Bancorp’s case, the Farmers Bancorp merger proposal, in accordance with the recommendations of the respective boards of directors. Your shares will also be voted “FOR” approval of the Richmond Mutual adjournment proposal and the Farmers Bancorp adjournment proposal.

Q:	Can I change my vote?

A:

Yes. If you are a holder of record of Richmond Mutual common stock or Farmers Bancorp common stock, you may change your vote at any time before your proxy is voted at the Richmond Mutual annual meeting or Farmers Bancorp special meeting, as applicable, by:

•      voting again by Internet prior to your company’s meeting,

•      signing and returning a proxy card with a later date,

•      delivering a written revocation to your company’s corporate secretary, or

•      attending your company’s special meeting in person and voting by ballot.

Attendance at your company’s meeting by itself will not automatically revoke your proxy. Any revocation or later-dated proxy received after the vote is taken at the applicable annual or special meeting will not affect your previously submitted proxy.

The mailing addresses for delivering revocations are:

•      Farmers Bancorp: The Farmers Bancorp, Frankfort, Indiana, 9 East Clinton Street, Frankfort, Indiana 46041, Attention: Bradley S. Cunningham, Corporate Secretary.

•      Richmond Mutual: Richmond Mutual Bancorporation, Inc. 31 North 9th Street, Richmond, Indiana, 47374, Attention: Brandy Lakes, Corporate Secretary.

If your shares are held in “street name” through a bank, broker or other nominee, you should contact your bank, broker or other nominee to change your voting instructions.

Q:	What regulatory approvals are required to complete the merger?

A:	In order to complete the merger, Richmond Mutual and Farmers Bancorp must first obtain all regulatory approvals, consents and orders required in connection with the merger and the bank merger. Accordingly, the parties were required to obtain the approval of or waiver by the Board of Governors of the Federal Reserve System (the ”Federal Reserve Board”), the approval of the Federal Deposit Insurance Corporation (the “FDIC”), and the approval of the Indiana Department of Financial Institutions (the “DFI”). All required regulatory approvals have been received. The Federal Reserve Board issued its non-objection to Richmond Mutual’s waiver request on March 13, 2026. The FDIC and the DFI approved the bank merger on March 16, 2026. The regulatory approvals required for completion of the merger are described in more detail under the section entitled “The Merger—Regulatory Approvals Required for the Merger,” beginning on page 75.

Q:	Do I have dissenters’ or appraisal rights with respect to the merger?

A:

Under Indiana law, Farmers Bancorp shareholders have the right to dissent from the merger. This means that Farmers Bancorp shareholders are legally entitled to demand payment in cash for the fair value of their shares, excluding any appreciation in value resulting from the merger. To preserve dissenters’ rights, you must (i) deliver written notice to Farmers Bancorp of your intent to demand payment for your Farmers Bancorp common stock before the Farmers Bancorp special meeting or at the special meeting but before the vote is taken, and (ii) refrain from voting in favor of the Farmers Bancorp merger proposal. Notices should be addressed to The Farmers Bancorp, Frankfort Indiana, 9 East Clinton Street, Frankfort, Indiana 46041, Attention Chad L. Kozuch, Executive Vice President and Chief Financial Officer.

To fully exercise dissenters’ rights, Farmers Bancorp shareholders must strictly comply with the procedures prescribed by the Indiana Business Corporation Law (the “IBCL”). For a more detailed description of these procedures, see the section entitled “Dissenters’ Rights” beginning on page 155 and Appendix D to this joint proxy statement/prospectus.

Richmond Mutual shareholders do not have dissenters’ rights in connection with the merger.

Q:	What are the material U.S. federal income tax consequences of the merger to me?

A:

The merger is expected to qualify for U.S. federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). A Farmers Bancorp shareholder generally will not recognize any gain or loss upon the exchange of shares of Farmers Bancorp common stock for shares of Richmond Mutual common stock, except that Farmers Bancorp shareholders will recognize gain or loss with respect to the receipt of cash in lieu of fractional shares. However, neither Richmond Mutual nor Farmers Bancorp will request or receive a ruling from the Internal Revenue Service (the “IRS”) that the merger will qualify as a reorganization. In addition, Farmers Bancorp shareholders will recognize gain or loss if they exercise dissenters’ rights and receive cash in exchange of shares of Farmers Bancorp common stock. For further information concerning U.S. federal income tax consequences of the merger, see the section entitled “Material United States Federal Income Tax Consequences of the Merger” beginning on page 105.

Tax matters are complicated, and the tax consequences of the merger to a particular Farmers Bancorp shareholder will depend in part on such shareholder’s individual circumstances. Accordingly, each Farmers Bancorp shareholder is urged to consult such shareholder’s own tax advisor for a full understanding of the tax consequences of the merger to such shareholder, including the applicability and effect of federal, state, local and foreign income, and other tax laws.

Q:	What risks should I consider before I vote on the merger?

A:	We encourage you to read carefully the detailed information about the merger contained in this joint proxy statement/prospectus, including the section entitled “Risk Factors” beginning on page 20.

Q:	When do you expect to complete the merger?

A:	We are working to complete the merger in the second quarter of 2026, after the shareholders’ meetings are held, assuming Richmond Mutual shareholder approval and Farmers Bancorp shareholder approval, and the applicable bank regulatory agencies approve the merger and the transactions contemplated by the merger agreement and other conditions to closing are met. We may experience delays in satisfying these conditions, or they may not be satisfied at all. If delays occur, the merger may be completed as late as June 30, 2026. Any extension of the closing date beyond June 30, 2026 would require the mutual agreement of Richmond Mutual and Farmers Bancorp. See the section entitled “Risk Factors” beginning on page 20 for a discussion of risks relating to the merger.

Q:	What happens if I sell my shares after the applicable record date but before my company’s shareholder meeting?

A:

Because each of the Richmond Mutual record date and Farmers Bancorp record date occurs before the respective shareholder meetings and before the expected completion of the merger, a sale or transfer of your shares after the applicable record date but before your shareholder meeting will not affect your right to vote at that meeting (so long as the shares remain outstanding on the meeting date). However, if you sell or otherwise transfer your shares of Farmers Bancorp common stock after the record date and before completion of the merger, you will not be entitled to receive the merger consideration in connection with the merger. To receive the merger consideration, you must continue to hold your shares of Farmers Bancorp common stock through the completion of the merger.

Richmond Mutual shareholders are not entitled to merger consideration.

Q:	What happens if the merger is not completed?

A:	If the merger is not completed, holders of Farmers Bancorp common stock will not receive any consideration for their shares in connection with the merger. Instead, each of Richmond Mutual and Farmers Bancorp will remain an independent company and their respective common stock will continue to be listed and traded on the NASDAQ and or quoted on the OTC Pink Open Market, respectively. In addition, if the merger agreement is terminated in certain circumstances, a termination fee may be required to be paid by Farmers Bancorp. See the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 90 for a complete discussion of the circumstances under which a termination fee would be required to be paid.

Q:	If I am a Farmers Bancorp shareholder, will I be able to sell the shares of Richmond Mutual common stock I receive pursuant to the merger?

A:	Yes. The Richmond Mutual common stock issued pursuant to the merger will be registered under the Securities Act of 1933, as amended (the “Securities Act”), and Richmond Mutual will cause the shares issued in the merger to be listed on the NASDAQ. All shares of Richmond Mutual common stock that Farmers Bancorp shareholders receive pursuant to the merger will be freely transferable unless you are deemed to be an affiliate of Richmond Mutual. Affiliates of Richmond Mutual will be able to sell the shares they receive pursuant to the merger subject to applicable restrictions and securities regulations. See the section entitled “The Merger—Resale of Richmond Mutual Common Stock” beginning on page 80.

Q:	If I hold my shares of Farmers Bancorp common stock in certificated form, should I send in my Farmers Bancorp common stock certificates now?

A:	No. Please do not send in your Farmers Bancorp stock certificates with your proxy. After completion of the merger, the exchange agent will send you instructions for exchanging Farmers Bancorp stock certificates for the merger consideration. See the section entitled “The Merger Agreement—Exchange Procedures” beginning on page 83.

Q:	What should I do if I hold my Farmers Bancorp common stock in book-entry form at a bank or broker?

A:	You are not required to take any special additional actions to receive the merger consideration if your Farmers Bancorp common stock is held in book-entry form at a bank or broker. After the completion of the merger, the exchange agent will send you instructions for converting your book entry shares for the merger consideration. See the section entitled “The Merger Agreement—Exchange Procedures” beginning on page 83.

Q:	Whom may I contact if I cannot locate my Farmers Bancorp stock certificate(s)?

A:	If you are unable to locate your original Farmers Bancorp stock certificate(s), you should follow the procedures for lost, stolen or destroyed certificates provided in the instructions to the letter of transmittal. For any additional questions, you may contact Chad L. Kozuch, Executive Vice President and Chief Financial Officer of Farmers Bancorp, at (765) 654-8731.

Q:	What should I do if I receive more than one set of voting materials?

A:	Richmond Mutual shareholders and Farmers Bancorp shareholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of Richmond Mutual common stock or Farmers Bancorp common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of Richmond Mutual common stock or Farmers Bancorp common stock and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of both Richmond Mutual common stock and Farmers Bancorp common stock, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus to ensure that you vote every share of Richmond Mutual common stock and/or Farmers Bancorp common stock that you own.

Q.	How will my rights as a Farmers Bancorp shareholder differ following the merger?

A:	Upon completion of the merger, holders of Farmers Bancorp common stock will become Richmond Mutual shareholders and their rights as shareholders will be governed by Richmond Mutual’s articles of incorporation and bylaws, as well as the MGCL. The rights associated with Farmers Bancorp common stock are different from the rights associated with Richmond Mutual common stock. See “Comparison of Shareholder Rights” beginning on page 144.

Q.	How will I discover if the information contained in this proxy statement has changed prior to voting my shares?

A:

The information contained in this joint proxy statement/prospectus is provided as of the date set forth herein. Certain information with respect to Richmond Mutual is incorporated by reference from filings it has made with the SEC, while information regarding Farmers Bancorp is included directly in this joint proxy statement/prospectus.

If, prior to the shareholder meetings, there are any material changes to the information relating to the merger, Richmond Mutual, Farmers Bancorp, or any other information required to be disclosed under applicable securities laws, such changes will be disclosed in an amendment or supplement to this joint proxy statement/prospectus, if required, or, where permitted, through filings incorporated by reference, which will be publicly available and provided to shareholders upon request at no cost.

Q:	Whom should I contact with questions or to obtain additional copies of this joint proxy statement/prospectus?

A:	If you would like additional copies of this joint proxy statement/prospectus, or if you would like to ask any questions about the merger and related matters, you should contact:

For Richmond Mutual shareholders:	For Farmers Bancorp shareholders:

Richmond Mutual Bancorporation, Inc. 31 North 9th Street Richmond, Indiana, 47374 Attention: Bradley M. Glover, SVP/CFO Telephone No.: (765) 962-2581	Georgeson, LLC 51 West 52nd Street, 6th Floor New York, New York 10019 Telephone No: (866) 766-8644
or

The Farmers Bancorp, Frankfort, Indiana 9 East Clinton Street Frankfort, Indiana 46041 Attention: Chad L. Kozuch, EVP/CFO Telephone No.: (765) 654-8731

Summary

We have prepared this summary of certain selected information to assist you in your review of this joint proxy statement/prospectus. It is necessarily general and abbreviated, and it is not intended to be a complete explanation of all of the matters covered in this joint proxy statement/prospectus. To understand the merger and the issuance of shares of Richmond Mutual common stock in the merger, please see the more complete and detailed information in the sections that follow this summary, as well as the financial statements and appendices included in this joint proxy statement/prospectus. Each item in this summary includes a page reference directing you to a more complete description of that item. In addition, we incorporate by reference important business and financial information about Richmond Mutual into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 159. We urge you to read all of these documents in their entirety prior to returning your proxy or voting at the special meeting of your company’s shareholders.

The Companies (Pages 109 and 111)

Richmond Mutual Bancorporation, Inc.

Richmond Mutual, a Maryland corporation, was formed in February 2019 as the stock holding company for First Bank Richmond, referred to herein as First Bank, following its reorganization from a mutual to a stock holding company structure, completed on July 1, 2019. Upon completion, First Bank became a wholly owned subsidiary of Richmond Mutual. Richmond Mutual’s material operations are limited to those of its principal subsidiary, First Bank, a wholly owned Indiana state-chartered commercial bank. Richmond Mutual is listed on NASDAQ under the symbol “RMBI.”

Headquartered in Richmond, Indiana, First Bank provides full-service banking, lending, leasing, trust, and wealth management services. It operates seven full-service offices and one limited-service office in Cambridge City (1), Centerville (1), Richmond (5), and Shelbyville (1), Indiana; six full-service offices in Columbus (1), Piqua (2), Sidney (2), and Troy (1), Ohio; and a loan production office in Columbus, Ohio. Administrative, trust, and wealth management services are conducted through its Corporate Office/Financial Center in Richmond. As an Indiana-chartered commercial bank, First Bank is regulated by the DFI and the FDIC.

At December 31, 2025, Richmond Mutual, on a consolidated basis, had total assets of $1.5 billion, loans and leases of $1.2 billion, deposits of $1.1 billion, borrowings of $252.0 million and shareholders’ equity of $145.8 million.

Richmond Mutual’s corporate offices are located at 31 North 9th Street, Richmond, Indiana 47374, and the telephone number is (765) 962-2581. First Bank maintains an internet website at www.firstbankrichmond.com. The information on this website is not part of this joint proxy statement/prospectus.

The Farmers Bancorp, Frankfort, Indiana

Farmers Bancorp, based in Frankfort, Indiana, operates as the financial holding company for Farmers Bank. Its material operations are limited to those of its principal subsidiary, Farmers Bank, a wholly owned Indiana state-chartered commercial bank. Farmers Bancorp trades on the OTC Pink Open Market under the symbol “FABP.”

Founded in 1876, Farmers Bank is a full-service financial institution headquartered in Clinton County, Indiana. Farmers Bank provides a full range of banking services through its twelve full-service offices located in Fishers (1), Frankfort (2), Kirklin (1), Lebanon (1), Michigantown (1), Mulberry (1), Noblesville (1), Rossville (1), Sheridan (1), Tipton (1), and Westfield (1), Indiana, and its loan production office in Carmel, Indiana. Administrative, trust and wealth management services are conducted through Farmers Bank’s Corporate Office/Financial Center located in Frankfort, Indiana. As an Indiana-chartered commercial bank, it is regulated by the DFI and the FDIC.

As of December 31, 2025, Farmers Bancorp had total consolidated assets of $1.1 billion, total loans and leases, net of allowance, of $797.6 million, total deposits of $919.6 million and total consolidated shareholders’ equity of $84.7 million. Farmers Bank, as a qualifying community bank, has elected to opt into the community bank leverage ratio framework and as of December 31, 2025, Farmers Bank’s leverage ratio was 9.9%, exceeding the 9.0% requirement for qualifying community banks. For the six months ended December 31, 2025 and the fiscal year ended June 30, 2025, Farmers Bank reported net income of $5.3 million and $9.3 million, respectively.

Farmers Bancorp’s corporate offices are located at 9 East Clinton Street, Frankfort, Indiana 46041, and the telephone number is (765) 654-8731. Farmers Bank maintains an internet website at www.thefarmersbank.com. The information on this website is not part of this joint proxy statement/prospectus.

The Merger and Merger Agreement (Pages 48 and 82)

The merger agreement is attached to this joint proxy statement/prospectus as Appendix A, which is incorporated by reference into this joint proxy statement/prospectus. You are encouraged to read the merger agreement carefully and in its entirety, as it is the primary legal document that governs the merger.

Pursuant to the terms and conditions set forth in the merger agreement, Farmers Bancorp will be acquired by Richmond Mutual in a transaction in which Farmers Bancorp will merge with and into Richmond Mutual with Richmond Mutual as the surviving entity. Promptly following the consummation of the merger, Farmers Bank will be merged with and into First Bank, with First Bank as the surviving bank, which will operate under a new name to be jointly determined by the parties prior to closing. As a result of the mergers, Farmers Bancorp will cease to exist as a separate corporation and Farmers Bank will cease to exist as a separate financial institution.

Consideration to be Received in the Merger (Page 82)

At the effective time, each outstanding share of Farmers Bancorp common stock issued and outstanding immediately prior to the effective time (other than excluded shares) will, by virtue of the merger and without any action on the part of a Farmers Bancorp shareholder, be canceled and converted into the right to receive 3.40 shares of Richmond Mutual common stock. No fractional shares of Richmond Mutual common stock will be issued, and in lieu thereof, each Farmers Bancorp shareholder who would otherwise be entitled to a fractional share interest will receive an amount in cash, without interest, determined by multiplying such fractional interest by the Average Richmond Mutual Stock Price, rounded to the nearest whole cent.

The value of the consideration to be received by Farmers Bancorp shareholders in the merger will vary with the trading price of Richmond Mutual common stock between now and the completion of the merger. Therefore, the value of the merger consideration may be different than its estimated value based on the current price of Richmond Mutual common stock, the price of Richmond Mutual common stock at the time of the Richmond Mutual annual meeting or the Farmers Bancorp special meeting and the price of Richmond Mutual common stock on the date the merger is completed.

Farmers Bancorp Shareholders Will Own Approximately 38% of the Outstanding Richmond Mutual Common Stock after the Merger

Based on the number of shares of Richmond Mutual common stock and Farmers Bancorp common stock outstanding as of March 23, 2026, including the Farmers Bancorp RSU Awards that convert into the right to receive the merger consideration as described on page 82 of this joint proxy statement/prospectus, Farmers Bancorp shareholders will collectively own approximately 38% of the outstanding shares of Richmond Mutual common stock after the merger on a fully diluted basis (disregarding any Richmond Mutual common stock they may already own).

Expected Timing of the Merger (Page 82)

Farmers Bancorp and Richmond Mutual currently expect the merger to be completed during the second quarter of 2026. However, neither company can predict the actual date on which the merger will be completed, or whether it will be completed at all, because closing is subject to conditions and factors outside the control of both companies. Richmond Mutual must obtain approval from its shareholders, and Farmers Bancorp must obtain approval from its shareholders, and the parties must also obtain regulatory approvals and satisfy certain other closing conditions. The merger is expected to be completed promptly once these approvals have been obtained and all other closing conditions have been satisfied.

If the merger is not completed by June 30, 2026, either Richmond Mutual or Farmers Bancorp may terminate the merger agreement, unless the delay is caused by the failure of the party seeking to terminate to perform or comply with its obligations under the merger agreement. Any extension of the merger’s closing date beyond June 30, 2026 would require the mutual agreement of both Farmers Bancorp and Richmond Mutual.

Treatment of Farmers Bancorp Equity Awards (page 82)

Farmers Bancorp RSU Awards. At the effective time of the merger, each Farmers Bancorp RSU Award outstanding and unvested immediately prior to the effective time will become vested as a result of the merger and converted automatically into the right to receive the merger consideration in respect of each share of Farmers Bancorp restricted stock, less any applicable withholding taxes.

Farmers Bancorp Performance Share Awards. Immediately prior to the effective time of the merger, each Farmers Bancorp performance share award outstanding and unvested immediately prior to the effective time will automatically be cancelled and terminated, and the holder of such award shall become entitled to receive a cash payment based on the target award levels immediately prior to the effective time of the merger, less applicable withholding taxes.

Comparative Stock Prices (Page 104)

Richmond Mutual common stock currently trades on the NASDAQ under the ticker “RMBI.” Farmers Bancorp common stock is quoted on the OTC Pink Open Market under the symbol “FABP.”

The following table shows the closing prices of (i) Richmond Mutual common stock as reported on the NASDAQ and (ii) Farmers Bancorp common stock as reported on the OTC Pink Open Market, on November 11, 2025, the last trading date preceding the public announcement of the proposed merger and on March 30, 2026, the latest practicable date before the date of this joint proxy statement/prospectus. To help illustrate the market value of the per share merger consideration to be received by Farmers Bancorp’s shareholders, the following table also presents the equivalent market value per share of Farmers Bancorp common stock as of November 11, 2025 and March 30, 2026, which were determined by multiplying the closing price for the Richmond Mutual common stock on those dates by the exchange ratio of 3.40 shares of Richmond Mutual common stock.

	Richmond Mutual Common Stock	Farmers Bancorp Common Stock	Equivalent Value per Share of Farmers Bancorp Common Stock
November 11, 2025	$13.57	$43.00	$46.14
March 30, 2026	$13.55	$48.00	$46.07

Recommendation of the Richmond Mutual Board of Directors and Reasons of Richmond Mutual for the Merger (Page 64)

After careful consideration, the Richmond Mutual board, at a special meeting held on November 11, 2025, unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger and the issuance of Richmond Mutual common stock, are advisable and fair to and in the best interests of Richmond Mutual and its shareholders and (ii) approved and adopted the merger agreement and the transactions contemplated thereby. The Richmond Mutual board unanimously recommends that Richmond Mutual shareholders vote “FOR” the Richmond Mutual merger and share issuance proposal and “FOR” the Richmond Mutual adjournment proposal. For the factors considered by the Richmond Mutual board of directors in reaching its decision to approve the merger, including the issuance of Richmond Mutual common stock in the transaction, and making its recommendation, see the section entitled “The Merger—Recommendation of the Richmond Mutual Board of Directors and Reasons of Richmond Mutual for the Merger.”

Recommendation of the Farmers Bancorp Board of Directors and Reasons of Farmers Bancorp for the Merger (Page 51)

After careful consideration, the Farmers Bancorp board, at a special meeting held on November 11, 2025, unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Farmers Bancorp and its shareholders, (ii) approved and adopted the merger agreement and (iii) authorized and approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the merger. Accordingly, the Farmers Bancorp board unanimously recommends that Farmers Bancorp shareholders vote “FOR” the Farmers Bancorp merger proposal and “FOR” the Farmers Bancorp adjournment proposal. For the factors considered by the Farmers Bancorp board of directors in reaching its decision to approve the merger agreement, including the merger, and making its recommendation, see the section entitled “The Merger—Recommendation of the Farmers Bancorp Board of Directors and Reasons of Farmers Bancorp for the Merger.”

Opinion of Richmond Mutual’s Financial Advisor (Page 65)

In connection with the merger, Keefe, Bruyette & Woods, Inc. (“KBW”) delivered a written opinion, dated November 11, 2025, to Richmond Mutual’s board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Richmond Mutual of the exchange ratio in the proposed merger. The full text of KBW’s opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Appendix B to this joint proxy statement/prospectus. The opinion was for the information of, and was directed to, the Richmond Mutual board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Richmond Mutual to engage in the merger or enter into the merger agreement or constitute a recommendation to the Richmond Mutual board of directors in connection with the merger, and it does not constitute a recommendation to any holder of Richmond Mutual common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter.

Opinion of Farmers Bancorp’s Financial Advisor (Page 54)

At the November 11, 2025 meeting at which the Farmers Bancorp board of directors considered the transaction and the merger agreement, Janney Montgomery Scott LLC (“Janney”) delivered its written opinion to the Farmers Bancorp board of directors that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio, as set forth in the merger agreement, was fair to the holders of Farmers Bancorp common stock from a financial point of view.

The Janney written opinion, dated November 11, 2025, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Appendix C to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Janney in rendering its opinion. The Janney opinion was addressed to the Farmers Bancorp board of directors in connection with its consideration of the financial terms of the merger. It did not address Farmers Bancorp’s business decision to enter into the merger, the form or structure of the merger, any other transactions contemplated in the merger agreement, the merits of the merger as compared to alternative transactions or business strategies, or the effect of any transaction in which Farmers Bancorp might engage. Janney also did not express any opinion regarding the fairness of the amount or nature of the compensation to be received in the merger by any officer, director, or employee of Farmers Bancorp, or any class of such persons, relative to the compensation to be received by other Farmers Bancorp shareholders. Farmers Bancorp shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Farmers Bancorp’s Directors and Executive Officers Have Interests in the Merger that Differ From, or Are in Addition to, Your Interests in the Merger (Page 75)

You should be aware that the directors and executive officers of Farmers Bancorp have interests in the merger that are different from, or are in addition to, the interests of Farmers Bancorp shareholders. These interests may create potential conflicts of interest. The Farmers Bancorp board of directors was aware of and considered these interests, among other matters, when making its decisions to approve the merger agreement and in recommending that Farmers Bancorp shareholders vote in favor of approving the merger agreement. These include the following:

•	The following three executive officers of Farmers Bancorp entered into new change in control agreements with Richmond Mutual and its subsidiary First Bank: Christopher D. Cook, Chad L. Kozuch and Carroll A. Valentino. The new agreements will become effective upon completion of the merger and will supersede the current change of control agreements that Farmers Bancorp and Farmers Bank entered into with these three executives.

•	Mark S. Novak, Senior Vice President and Chief Credit Officer of Farmers Bank, entered into a new change in control agreement with Richmond Mutual and its subsidiary, which will become effective upon completion of the merger and will supersede his current change of control agreement entered into with Farmers Bancorp and Farmers Bank.

•	Messrs. Cook and Kozuch and Ms. Valentino will become executive officers of the combined company and/or the combined bank.

•	Bradley S. Cunningham, an executive officer of Farmers Bancorp, will receive a lump sum cash payment of $269,254 pursuant to his current change of control agreement with Farmers Bancorp and Farmers Bank, less applicable withholding taxes.

•	Mr. Cook received a special cash bonus of $75,000 in recognition of his efforts in connection with the transactions contemplated by the merger agreement. The bonus was approved and paid in consideration of services rendered to date in connection with the merger process and was not conditioned upon regulatory or shareholder approval or consummation of the merger. The special cash bonus was paid from amounts previously allocated and budgeted for cash bonuses payable to employees of Farmers Bancorp for the 2026 fiscal year.

•	Barbara A. Cutillo (the current Chair of Farmers Bancorp), Christopher D. Cook (the current President and Chief Executive Officer of Farmers Bancorp and Farmers Bank), and Daniel J. Lahrman, Thomas D. Crawford, and James D. Moore (each of whom is a current director of Farmers Bancorp and Farmers Bank) will become directors of the combined company and the combined bank.

•	All outstanding and unvested Farmers Bancorp RSU Awards will become fully vested immediately prior to the effective time of the merger, with each share of Farmers Bancorp common stock subject to the Farmers Bancorp RSU Awards to be converted into 3.40 shares of Richmond Mutual common stock, less applicable withholding taxes. Messrs. Cook, Kozuch and Cunningham and Ms. Valentino, the executive officers of Farmers Bancorp, hold Farmers Bancorp RSU Awards representing a total of 6,912 shares of Farmers Bancorp common stock.

•	All outstanding and unvested Farmers Bancorp performance share awards will be terminated immediately prior to the effective time of the merger in exchange for a cash payment based on the target award levels immediately prior to the effective time of the merger, less applicable withholding taxes. The aggregate cash payments for Messrs. Cook, Kozuch and Cunningham and Ms. Valentino, the four executive officers of Farmers Bancorp, for their Farmers Bancorp performance share awards totals approximately $469,000, calculated based on the closing price of Richmond Mutual common stock on March 30, 2026, the latest practicable date prior to the mailing of this joint proxy statement/prospectus.

•	The directors and officers of Farmers Bancorp and its subsidiaries will be indemnified for a period of six years from and after the effective time of the merger with respect to matters occurring at or prior to the effective time of the merger and will be covered by directors’ and officers’ liability insurance for up to six years after completion of the merger with respect to actions, omissions, events, matters and circumstances occurring prior to the effective time of the merger.

•	Each director of Farmers Bancorp, who own in the aggregate approximately 2.8% of the outstanding shares of Farmers Bancorp common stock, has entered into a voting agreement in favor of Richmond Mutual agreeing to vote his or her Farmers Bancorp common stock for the Farmers Bancorp merger proposal and the Farmers Bancorp adjournment proposal.

For a more complete description of these interest interests, see “The Merger – Interests of Certain Persons in the Merger” on page 75.

Governance of the Combined Company and the Combined Bank After the Merger (Page 81)

Board of Directors of the Combined Company and the Combined Bank

Following completion of the merger, the board of directors of the combined company will consist of eleven members, including the six current directors of Richmond Mutual and five current directors of Farmers Bancorp, consisting of Barbara A. Cutillo (current Chair of Farmers Bancorp), Christopher D. Cook (current President and Chief Executive Officer of Farmers Bancorp and Farmers Bank), Daniel J. Lahrman, Thomas D. Crawford and James D. Moore. Each director will serve until his or her successor is duly elected and qualified or until earlier resignation, removal, or death. Upon completion of the bank merger, each of the foregoing Farmers Bancorp directors will also be appointed to the board of directors of the combined bank.

For a period of two years following the merger, if a director ceases to serve on the board, any replacement director will be selected by a majority of the remaining directors from the same group (Richmond Mutual or Farmers Bancorp, as applicable) and will serve for the remainder of the departing director’s term.

Garry D. Kleer will continue to serve as chair of the boards of directors of Richmond Mutual and the combined bank, and Barbara A. Cutillo will serve as vice chair.

Management of the Combined Company and Combined Bank

At the closing of the merger, the executive management team of the combined company and bank will include Garry D. Kleer as Chief Executive Officer of the combined company; Christopher D. Cook as President of the combined company and President and Chief Executive Officer of the combined bank; Bradley M. Glover as Chief Financial Officer of both the combined company and bank; Carroll A. Valentino as Chief Operations Officer of the combined bank; Paul J. Witte as Indiana Market President of the combined bank; William A. Daily, Jr. as Ohio Market President of the combined bank; and Chad L. Kozuch as Chief Risk Officer of the combined bank.

Headquarters and Name of the Combined Company (Page 81)

After the effective time, Richmond Mutual’s headquarters will remain in Richmond, Indiana. The combined company will continue to trade on the NASDAQ under the ticker symbol “RMBI” and will operate under the name “Richmond Mutual Bancorporation, Inc.” The combined bank will operate under a new name that will be jointly determined by the parties prior to closing, and the headquarters will be located in Frankfort, Indiana.

In Order to Complete the Merger, We Must First Obtain Certain Regulatory Approvals (Page 75)

In order to complete the merger, Richmond Mutual and Farmers Bancorp must first obtain all regulatory approvals, consents or waivers required in connection with the merger and the bank merger. Accordingly, the parties were required to obtain the approval of the Federal Reserve Board, the FDIC and DFI. The U.S. Department of Justice may review the impact of the merger and the bank merger on competition. All required regulatory approvals have been received. See the section entitled “The Merger Agreement—Conditions to Completion of the Merger.”

Additional Conditions to Consummation of the Merger (Page 89)

In addition to the regulatory approvals, the consummation of the merger depends on a number of conditions being met, including, among others:

•	approval of the Farmers Bancorp merger proposal by the holders of a majority of all outstanding Farmers Bancorp common stock;

•	approval of the Richmond Mutual merger and share issuance proposal by the holders of a majority of all outstanding Richmond Mutual common stock;

•	the effectiveness of a registration statement on Form S-4 with the SEC in connection with the issuance of Richmond Mutual common stock in the merger;

•	absence of any order, injunction, decree or law preventing or making illegal completion of the merger or the bank merger;

•	receipt by each party of an opinion from such party’s tax counsel that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes;

•	accuracy of the representations and warranties of Farmers Bancorp and Richmond Mutual, subject to the standards set forth in the closing conditions of the merger agreement;

•	performance in all material respects by Farmers Bancorp and Richmond Mutual of all obligations required to be performed by either of them under the merger agreement; and

•	receipt of certain third-party consents by Farmers Bancorp.

Where the law permits, either Richmond Mutual or Farmers Bancorp could elect to waive a condition to its obligation to complete the merger although that condition has not been satisfied. We cannot be certain when (or if) the conditions to the merger will be satisfied or waived or that the merger will be completed.

In addition, after the shareholders of Farmers Bancorp and/or Richmond Mutual have approved their respective merger proposals, we may not amend the merger agreement to reduce the amount or change the form of consideration to be received by Farmers Bancorp shareholders in the merger without the approval of Farmers Bancorp shareholders as required by law.

We May Decide Not to Complete the Merger (Page 90)

Farmers Bancorp and Richmond Mutual, by mutual consent, can agree at any time not to complete the merger, even if the shareholders of Farmers Bancorp and/or Richmond Mutual have voted to approve their respective proposals. Also, either party can decide, without the consent of the other, not to complete the merger in a number of other situations, including:

•	if any governmental entity that must grant a required regulatory approval of the merger or the bank merger has denied such approval and such denial has become final and nonappealable, unless the denial is due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of that party set forth in the merger agreement;

•	if any governmental entity of competent jurisdiction has issued a final nonappealable order, injunction or decree enjoining or otherwise prohibiting or making illegal the consummation of the merger or the bank merger;

•	failure to complete the merger by June 30, 2026, unless the delay is caused by the failure of the party seeking to terminate to perform or comply with its obligations under the merger agreement;

•	if the other party has breached any of its covenants, agreements, representations or warranties contained in the merger agreement based on the closing condition standards set forth in the merger agreement, and the party seeking to terminate is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement, and the breach is not cured within twenty (20) days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured within such twenty (20) day period; and

•	if the approval of the shareholders of one party contemplated by the merger agreement is not obtained by reason of the failure to obtain the vote required at that party’s special meeting, except this right may not be exercised by Farmers Bancorp if Farmers Bancorp or its board of directors has committed an act that would entitle Richmond Mutual to terminate the merger agreement and receive the termination fee specified in the merger agreement.

Under some circumstances, Farmers Bancorp will be required to pay a termination fee to Richmond Mutual if the merger agreement is terminated.

Farmers Bancorp must pay Richmond Mutual a termination fee of $3.3 million if:

•	Richmond Mutual terminates the merger agreement as a result of: (i) the Farmers Bancorp board of directors failing to recommend the approval of the merger agreement or adversely changing or publicly announcing its intention to adversely change its recommendation and the Farmers Bancorp shareholders failing to approve the merger agreement; (ii) Farmers Bancorp breaching its nonsolicitation or related obligations as provided in the merger agreement; or (iii) dissenting shares of Farmers Bancorp exceed ten percent (10%) of the issued and outstanding Farmers Bancorp common stock;

•	Farmers Bancorp terminates the merger agreement prior to obtaining shareholder approval in order to enter into an agreement relating to a superior proposal; provided, however, that Farmers Bancorp has not materially breached its nonsolicitation and related obligations as provided in the merger agreement; and

•	if the merger agreement is terminated by either party as a result of the failure of Farmers Bancorp's shareholders to approve the merger agreement and if, prior to such termination, there is publicly announced a proposal (which has not been withdrawn at least two (2) business days prior to the Farmers Bancorp shareholder meeting) for a tender or exchange offer, for a merger or consolidation or other business combination involving Farmers Bancorp or Farmers Bank or for the acquisition of a majority of the voting power in, or a majority of the fair market value of the business, assets or deposits of, Farmers Bancorp or Farmers Bank and, within one year of the termination, Farmers Bancorp or Farmers Bank either enters into a definitive agreement with respect to that type of transaction or consummates that type of transaction.

Material United States Federal Income Tax Considerations of the Merger (Page 105)

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and it is a condition to Richmond Mutual and Farmers Bancorp’s obligations to complete the merger that each of them receives a legal opinion to that effect. If the merger is completed, the merger consideration that will be paid to the holders of Farmers Bancorp common stock will consist of shares of Richmond Mutual common stock and cash for any fractional shares. However, neither Richmond Mutual nor Farmers Bancorp will request or receive a ruling from the IRS that the merger will qualify as a reorganization.

Assuming the merger qualifies as a reorganization, subject to the limitations and more detailed discussion set forth in the section entitled “Material United States Federal Income Tax Consequences of the Merger” beginning on page 105, a Farmers Bancorp shareholder that is a U.S. holder generally will not recognize any gain or loss for U.S. federal income tax purposes upon exchanging their Farmers Bancorp common stock for Richmond Mutual common stock in the merger, except for any gain or loss that may result from the receipt of cash in lieu of a fractional share of Richmond Mutual common stock. In addition, Farmers Bancorp shareholders will recognize gain or loss if they exercise dissenters’ rights and receive cash in exchange of shares of Farmers Bancorp common stock.

The tax consequences of the merger to a particular Farmers Bancorp shareholder will depend in part on such shareholder’s individual circumstances. Accordingly, each Farmers Bancorp shareholder is urged to consult his or her own tax advisor for a full understanding of the tax consequences of the merger to such shareholder, including the applicability and effect of U.S. federal, state, local and foreign income, and other tax laws.

Accounting Treatment (Page 75)

The merger will be accounted for as an acquisition of Farmers Bancorp by Richmond Mutual under the acquisition method of accounting in accordance with U.S. generally accepted accounting principles.

Voting Agreements (Page 92)

As a condition of entering into the merger agreement, the directors of Farmers Bancorp and Richmond Mutual each entered into voting agreements under which they agreed to vote all of their shares of common stock in favor of the proposals to be considered at their respective shareholder meetings. These voting agreements terminate if the merger agreement is terminated in accordance with its terms.

As of the Richmond Mutual record date, the executive officers, and directors of Richmond Mutual, as a group, held 549,060 shares of Richmond Mutual common stock, representing approximately 5.2% of the outstanding shares. The Richmond Mutual directors have agreed to vote their shares in favor of both the Richmond Mutual merger and share issuance proposal at the Richmond Mutual annual meeting. Together with their affiliates, these directors had sole or shared voting power over 399,579 shares of Richmond Mutual common stock, or approximately 3.8% of the outstanding shares entitled to vote at the Richmond Mutual annual meeting, that are subject to the voting agreements.

As of the Farmers Bancorp record date, the executive officers, and directors of Farmers Bancorp, as a group, held 77,476 shares of Farmers Bancorp common stock, representing approximately 4.2% of the outstanding shares. The Farmers Bancorp directors have agreed to vote their shares in favor of both the Farmers Bancorp merger proposal and the Farmers Bancorp adjournment proposal at the Farmers Bancorp special meeting. Together with their affiliates, these directors had sole or shared voting power over 55,878 shares of Farmers Bancorp common stock, or approximately 3.1% of the outstanding shares entitled to vote at the Farmers Bancorp special meeting, that are subject to the voting agreements.

Comparison of Shareholder Rights (Page 144)

The conversion of your Farmers Bancorp common stock into the right to receive Richmond Mutual common stock in the merger will result in differences between your rights as a Farmers Bancorp shareholder, which are governed by the IBCL and Farmers Bancorp's articles of incorporation and bylaws, and your rights as a Richmond Mutual shareholder, which are governed by the MGCL and Richmond Mutual’s articles of incorporation and bylaws.

The Richmond Mutual Annual Meeting (Page 29)

The Richmond Mutual annual meeting will be held on Wednesday, May 27, 2026 at 9:00 a.m. Eastern Time at First Bank Richmond Financial Center, 31 North 9th Street, Richmond, Indiana, 47374, unless adjourned or postponed. At the Richmond Mutual annual meeting, Richmond Mutual shareholders will be asked to consider and vote on the following matters:

•	the Richmond Mutual merger and share issuance proposal;

•	the Richmond Mutual director election proposal;

•	the Richmond Mutual say-on-pay proposal;

•	the Richmond Mutual auditor ratification proposal; and

•	the Richmond Mutual adjournment proposal.

Richmond Mutual shareholders also will transact any other business that may properly come before the Richmond Mutual annual meeting, although, as of the date of this joint proxy statement/prospectus the Richmond Mutual board of directors knows of no other business to be presented. If any other proposal properly comes before the Richmond Mutual shareholders for a vote at the annual meeting, the proxy holders will vote your Richmond Mutual shares in accordance with their best judgment. Members of Richmond Mutual’s management team will be present at the Richmond Mutual annual meeting to respond to appropriate questions from Richmond Mutual shareholders.

You may vote at the Richmond Mutual annual meeting if you owned Richmond Mutual common stock as of the close of business on March 23, 2026, the Richmond Mutual record date. Each share of Richmond Mutual common stock entitles the holder to one vote at the Richmond Mutual annual meeting on each proposal to be considered. However, pursuant to Section D of Article 5 of the Richmond Mutual articles of incorporation, any shareholder who beneficially owns more than ten percent of the Richmond Mutual’s outstanding common stock as of the Richmond Mutual record date may not vote shares exceeding this limit.

To approve the Richmond Mutual merger and share issuance proposal, the affirmative vote of a majority of all outstanding shares of Richmond Mutual common stock as of the Richmond Mutual record date is required. If you do not submit a proxy, do not vote in person, or do not instruct your bank, broker, or other nominee (resulting in a “broker non-vote”), your shares will be treated the same as a vote “AGAINST” this proposal. Abstentions are also treated as votes “AGAINST” because approval requires a majority of all outstanding shares.

To approve the Richmond Mutual director election proposal, Richmond Mutual say-on-pay proposal, Richmond Mutual auditor ratification proposal, and Richmond Mutual adjournment proposal, the affirmative vote of a majority of the shares present in person or represented by proxy and actually voting on the proposal is required. Abstentions and broker non-votes are not counted as votes cast and therefore have no effect on the outcome; only votes marked “FOR” or “AGAINST” are counted.

A quorum for the Richmond Mutual annual meeting consists of at least one-third of the outstanding shares of Richmond Mutual common stock represented at the meeting, either in person or by proxy. For quorum purposes, shares present in person or by proxy, including votes marked “FOR,” “AGAINST,” or “ABSTAIN,” and broker non-votes, are counted as present. Without a quorum, no business, including the Richmond Mutual merger and share issuance proposal and Richmond Mutual adjournment proposal, can be conducted.

Richmond Mutual shareholders of record may vote by mail, over the Internet, or by attending the Richmond Mutual annual meeting and voting in person. Each proxy returned to Richmond Mutual by a record holder of Richmond Mutual common stock which is not revoked will be voted in accordance with the instructions indicated thereon. If no instructions are indicated on a properly executed Richmond Mutual proxy that is returned, such proxy will be voted “FOR” the Richmond Mutual merger and share issuance proposal, “FOR” the Richmond Mutual director election proposal, “FOR” the Richmond Mutual say-on-pay proposal, “FOR” the Richmond Mutual auditor ratification proposal, and “FOR” the Richmond Mutual adjournment proposal. Richmond Mutual shareholders who hold their shares in “street name” through a broker, bank or other nominee must follow the instructions provided by their broker, bank, or other nominee to vote their shares.

The Farmers Bancorp Special Meeting (Page 41)

The Farmers Bancorp special meeting will be held on Tuesday, May 26, 2026 at 9:00 a.m. Eastern Time at 51 West Event Center, 51 W. Clinton Street, Frankfort, Indiana 46041, unless adjourned or postponed. At the Farmers Bancorp special meeting, Farmers Bancorp shareholders will be asked to consider and vote on the following matters:

•	the Farmers Bancorp merger proposal; and

•	Farmers Bancorp adjournment proposal.

No other business may be conducted at the Farmers Bancorp special meeting.

You may vote at the Farmers Bancorp special meeting if you owned Farmers Bancorp common stock as of the close of business on April 3, 2026, the Farmers Bancorp record date. Each share of Farmers Bancorp common stock entitles the holder to one vote at the Farmers Bancorp special meeting on each proposal to be considered.

To approve the Farmers Bancorp merger proposal, the affirmative vote of a majority of all outstanding shares of Farmers Bancorp common stock as of the Farmers Bancorp record date is required. If you do not submit a proxy, do not vote in person, or do not instruct your bank, broker, or other nominee, your shares will be treated the same as a vote “AGAINST” this proposal. Abstentions are also treated as votes “AGAINST” because approval requires a majority of all outstanding shares.

To approve the Farmers Bancorp adjournment proposal, the affirmative vote of a majority of the shares present in person or represented by proxy and actually voting on the proposal is required. Abstentions and broker non-votes are not counted as votes cast and therefore have no effect on the outcome. Only votes marked “FOR” or “AGAINST” are counted.

A quorum for the Farmers Bancorp special meeting consists of at least a majority of the outstanding shares of Farmers Bancorp common stock represented at the meeting, either in person or by proxy. For quorum purposes, shares present in person or by proxy, including votes marked “FOR,” “AGAINST,” or “ABSTAIN,” and broker non-votes, are counted as present. Without a quorum, no business, including the merger or adjournment proposals, can be conducted.

Farmers Bancorp shareholders of record may vote by mail, over the Internet, or by attending the Farmers Bancorp special meeting and voting in person. Each proxy returned to Farmers Bancorp by a record holder of Farmers Bancorp common stock which is not revoked will be voted in accordance with the instructions indicated thereon. If no instructions are indicated on a properly executed Farmers Bancorp proxy that is returned, such proxy will be voted “FOR” the Farmers Bancorp merger proposal and “FOR” the Farmers Bancorp adjournment proposal. Farmers Bancorp shareholders who hold their shares in “street name” through a broker, bank or other nominee must follow the instructions provided by their broker, bank, or other nominee to vote their shares.

Farmers Bancorp Shareholders Have Dissenters’ Rights (Page 155)

Farmers Bancorp shareholders may dissent from the merger and, upon complying with the requirements of Indiana law, demand cash in the amount of the fair value of their shares instead of the merger consideration specified in the merger agreement. A copy of the section of the IBCL pertaining to dissenters' rights is attached as Appendix D to this joint proxy statement/prospectus. You should read the statute carefully and consult with your legal counsel if you intend to exercise these rights.

The exercise of dissenters' rights by holders of Farmers Bancorp common stock will result in the recognition of gain or loss, as the case may be, for federal income tax purposes.

Risk Factors (Page 20)

You should carefully consider all of the information contained in or incorporated by reference into this joint proxy statement/prospectus, including the risk factors set forth in the section entitled “Risk Factors.” You should also read and consider the risk factors relating to the businesses of Richmond Mutual and ownership of Richmond Mutual common stock described in Richmond Mutual’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, and its other filings with the SEC, as well as any subsequent documents filed by Richmond Mutual with the SEC, which are incorporated into this joint proxy statement/prospectus by reference. See the section entitled “Where You Can Find More Information” beginning on page 159.

Risk Factors

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the caption entitled “Cautionary Statement Regarding Forward-Looking Statements,” Richmond Mutual shareholders and Farmers Bancorp shareholders should carefully consider the following factors in deciding whether to vote for Richmond Mutual’s proposals or Farmers Bancorp’s proposals, respectively. Please see the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

Risks Related to the Merger

Because the market price of Richmond Mutual common stock will fluctuate, holders of Farmers Bancorp common stock cannot be certain of the market value of the merger consideration they will receive.

In the merger, each share of Farmers Bancorp common stock issued and outstanding immediately prior to the effective time (other than excluded shares) will be converted into 3.40 shares of Richmond Mutual common stock. This exchange ratio is fixed and will not be adjusted for changes in the market price of either Richmond Mutual common stock or Farmers Bancorp common stock. Changes in the price of Richmond Mutual common stock prior to the merger will affect the market value that holders of Farmers Bancorp common stock will receive in the merger. Neither Richmond Mutual nor Farmers Bancorp is permitted to terminate the merger agreement as a result, in and of itself, of any increase or decrease in the market price of Richmond Mutual common stock or Farmers Bancorp common stock.

Stock price changes may result from a variety of factors, including general market and economic conditions, impacts and disruptions resulting from changes in Richmond Mutual’s or Farmers Bancorp’s businesses, operations and prospects and regulatory considerations, many of which factors are beyond Richmond Mutual’s or Farmers Bancorp’s control. Therefore, at the time of the Richmond Mutual annual meeting and the Farmers Bancorp special meeting, holders of Richmond Mutual common stock and holders of Farmers Bancorp common stock will not know the market value of the consideration to be delivered by Richmond Mutual or received by holders of Farmers Bancorp common stock at the effective time. You should obtain current market quotations for shares of Richmond Mutual common stock and for shares of Farmers Bancorp common stock.

The merger will involve significant transaction and integration costs, some of which will be incurred even if the merger is not completed, and Richmond Mutual may incur additional charges after closing.

Richmond Mutual and Farmers Bancorp have incurred, and will continue to incur, substantial expenses in connection with negotiating and completing the transactions contemplated by the merger agreement. These expenses include legal, financial advisory, accounting, consulting, and other advisory fees, as well as public company filing fees, regulatory fees, financial printing costs, and other related expenditures. Certain of these costs are payable by one or both parties regardless of whether the merger is completed. Accordingly, if the merger is not completed, Richmond Mutual and Farmers Bancorp would be required to recognize these expenses without realizing the anticipated benefits of the transaction.

Following the consummation of the merger, Richmond Mutual is expected to incur significant integration costs. A wide range of processes, policies, procedures, operations, technologies, and systems may need to be integrated, including purchasing, accounting and finance, payroll, compliance, treasury management, branch operations, vendor management, risk management, lines of business, pricing, and employee benefits. Although Richmond Mutual and Farmers Bancorp have made assumptions regarding the level of integration costs, numerous factors outside their control could affect both the total amount and the timing of such costs, many of which are inherently difficult to estimate. These integration activities may result in Richmond Mutual recording charges against earnings after completion of the merger, and the amount and timing of any such charges are uncertain.

Richmond Mutual may not realize the anticipated cost savings and other benefits of the merger within the expected time frame or at all.

The success of the merger will depend in part on the ability of Richmond Mutual and Farmers Bancorp to realize the cost savings and other anticipated benefits expected to result from combining their respective businesses. Achieving these benefits will require effective integration of operations, processes, systems, and personnel. If Richmond Mutual and Farmers Bancorp are unable to successfully integrate their businesses in a manner that permits the expected efficiencies and cost savings to be realized, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than currently expected. In addition, the amount of actual cost savings and other benefits may be lower than anticipated, and the integration process may involve additional and unforeseen expenses.

Until completion of the merger, Richmond Mutual and Farmers Bancorp must continue to operate independently. The integration process could result in the loss of key employees, disruption of ongoing business operations, or inconsistencies in standards, controls, procedures and policies, which could adversely affect the companies’ ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. Integration efforts may also divert management attention and resources from ongoing business operations. These integration-related risks could adversely affect both companies during the transition period and could continue to adversely impact Richmond Mutual for an undetermined period following completion of the merger.

Richmond Mutual’s future results following the merger may suffer if it does not effectively manage its expanded operations.

Following the merger, the scale of Richmond Mutual’s business will increase significantly beyond the size of either Richmond Mutual’s or Farmers Bancorp’s current operations. Richmond Mutual’s future success will depend, in part, on its ability to effectively manage and operate this expanded business. The increased size and scope of the combined organization may present challenges for management, including the integration and oversight of additional operations, increased operational complexity, and higher associated costs. As Richmond Mutual works to integrate the two organizations, it may need to enhance or modify internal controls, risk management practices, information technology systems, and staffing levels to support its larger enterprise. Difficulties in implementing or maintaining these enhancements, or delays in doing so, could adversely affect Richmond Mutual’s ability to operate the combined organization efficiently and effectively. Richmond Mutual may also encounter challenges in maintaining consistent standards, controls, procedures, and policies across a broader footprint, which could negatively affect employee retention, productivity, customer service, or vendor relationships. There can be no assurance that Richmond Mutual will successfully manage its expanded operations or realize the anticipated operating efficiencies, cost savings, revenue enhancements, or other expected benefits of the merger within the anticipated time frame or at all. Any failure to do so could adversely affect Richmond Mutual’s business, financial condition, and results of operations.

Richmond Mutual may be unable to retain key Richmond Mutual or Farmers Bancorp personnel while the merger is pending or after it is completed, which could result in loss of customers and make integration more difficult.

Until the completion of the merger, Richmond Mutual and Farmers Bancorp will continue to operate independently. Uncertainty regarding the effects of the merger on employees, customers, and other stakeholders may adversely affect Farmers Bancorp and, in turn, Richmond Mutual. Such uncertainty could impair the companies’ ability to attract, retain, or motivate key personnel and could lead customers or business partners to reconsider or change their existing relationships with Farmers Bancorp.

Retention of certain employees may be particularly challenging during the pendency of the merger, as employees may be uncertain about their future roles with Richmond Mutual. Some employees may choose not to remain with their respective organizations while the merger is pending or with Richmond Mutual after the merger is completed. If key employees, including management or other personnel critical to the integration and future operations of the combined company, depart, the companies could experience operational disruptions, loss of institutional knowledge, expertise or other important capabilities, and the loss of existing customers or business relationships. Employee departures may also result in unanticipated recruitment and training costs, and management’s attention may be diverted from integration efforts to hiring and onboarding replacements. Richmond Mutual and Farmers Bancorp may not be able to identify, attract, or retain suitable replacement personnel in a timely manner, which could further impair Richmond Mutual’s operations following the merger. For more information, see the section entitled “The Merger—Governance of the Combined Company and Combined Bank After the Merger” beginning on page 81.

Richmond Mutual shareholders and Farmers Bancorp shareholders will have a reduced ownership and voting interest in Richmond Mutual after the merger and will exercise less influence over its management.

Richmond Mutual shareholders currently have the right to vote in the election of Richmond Mutual’s board of directors and on other matters affecting Richmond Mutual, and Farmers Bancorp shareholders currently have similar voting rights with respect to Farmers Bancorp. Upon completion of the merger, except for shareholders who own common stock in both companies, each shareholder group will hold a smaller percentage ownership interest in Richmond Mutual than the percentage they now hold in Richmond Mutual or Farmers Bancorp, as applicable. It is currently expected that former shareholders of Farmers Bancorp, as a group, will receive shares representing approximately 38% of the outstanding shares of Richmond Mutual common stock immediately following the merger. As a result, both Richmond Mutual shareholders and Farmers Bancorp shareholders will have reduced relative voting power and, accordingly, less influence over the management, strategic direction, and policies of Richmond Mutual than they currently exercise with respect to their existing institutions.

The shares of Richmond Mutual common stock to be received by holders of Farmers Bancorp common stock will have different rights from the shares of Farmers Bancorp common stock.

Upon completion of the merger, Farmers Bancorp shareholders will become shareholders of Richmond Mutual, and the rights of those shareholders will be governed by Richmond Mutual’s articles of incorporation and bylaws. The rights associated with Farmers Bancorp common stock differ in certain respects from the rights associated with Richmond Mutual common stock. As a result, Farmers Bancorp shareholders will be subject to a different set of shareholder rights, corporate governance provisions, and procedural requirements after the merger than those that currently apply to their Farmers Bancorp common stock. For more information, see the section entitled “Comparison of Shareholders Rights” beginning on page 144.

If the merger does not constitute a reorganization under Section 368(a) of the Code, then Farmers Bancorp shareholders may be responsible for the payment of additional U.S. federal income taxes related to the merger.

Farmers Bancorp and Richmond Mutual believe that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. However, there can be no assurance that the IRS will agree with this position or that a court would sustain such qualification if challenged. If the merger were determined not to qualify as a tax-deferred reorganization under Section 368(a) of the Code, the exchange of Farmers Bancorp common stock for Richmond Mutual common stock could be treated as a taxable transaction for U.S. federal income tax purposes. In such case, the merger could be treated as a taxable sale by Farmers Bancorp of all of its assets to Richmond Mutual, followed by a deemed liquidation of Farmers Bancorp. Farmers Bancorp would recognize gain or loss on the deemed sale of its assets, and each Farmers Bancorp shareholder would recognize gain or loss equal to the difference between (i) the fair market value of the Richmond Mutual merger consideration received and (ii) the shareholder’s adjusted tax basis in the shares of Farmers Bancorp common stock surrendered in the merger. As a result, Farmers Bancorp shareholders could incur U.S. federal income tax liabilities that would not arise if the merger qualifies as a tax-deferred reorganization.

The merger agreement and termination fee provisions may discourage competing acquisition proposals for Farmers Bancorp.

Until completion of the merger, Farmers Bancorp is generally prohibited under the merger agreement from soliciting, initiating, encouraging, or participating in discussions or negotiations regarding any inquiry or proposal that could reasonably be expected to lead to an acquisition proposal from a third party. While the Farmers Bancorp board of directors may take certain actions in response to a competing acquisition proposal if it determines in good faith that failing to do so would violate its fiduciary duties, taking such actions, or other actions, such as withdrawing or modifying its recommendation to Farmers Bancorp shareholders in favor of the merger, could entitle Richmond Mutual to terminate the merger agreement and receive a termination fee of $3.3 million. See the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 90.

These provisions, including the termination fee, could discourage other companies from seeking to acquire Farmers Bancorp, even if a third party were willing to propose a transaction that offers greater value to Farmers Bancorp shareholders than the merger consideration currently being offered. They could also result in a competing acquiror proposing a lower per-share price than it otherwise might have offered. In addition, the payment of the termination fee could have an adverse effect on Farmers Bancorp’s financial condition.

The financial opinions received by the Richmond Mutual and Farmers Bancorp boards prior to the signing of the merger agreement do not reflect changes occurring after the date of such opinions.

The Richmond Mutual board received a financial opinion from KBW, and the Farmers Bancorp board received a financial opinion from Janney, each opinion dated November 11, 2025. Neither opinion speaks as of any date subsequent to the date of the opinion and neither reflects changes that may occur or have occurred after that date, including changes in the operations or prospects of Richmond Mutual or Farmers Bancorp, general market or economic conditions, or other factors that could affect the value of the companies or the market price of Richmond Mutual or Farmers Bancorp common stock. Accordingly, changes in these factors may materially affect the value of Richmond Mutual or Farmers Bancorp or the price at which their common stock trades at the time the merger is completed. For a description of KBW’s opinion, see the section entitled “The Merger—Opinion of Richmond Mutual’s Financial Advisor” beginning on page 65. For a description of Janney’s opinion, see the section entitled “The Merger—Opinion of Farmers Bancorp’s Financial Advisor” beginning on page 54. For a discussion of other factors considered by the Richmond Mutual and Farmers Bancorp boards in approving the merger, see the sections entitled “The Merger— Recommendation of the Richmond Mutual Board of Directors and Reasons of Richmond Mutual for the Merger beginning on page 64 and “The Merger— Recommendation of the Farmers Bancorp Board of Directors and Reasons of Farmers Bancorp for the Merger” beginning on page 51.

The merger agreement subjects Richmond Mutual and Farmers Bancorp to certain restrictions on their respective business activities prior to the effective time.

The merger agreement subjects Richmond Mutual and Farmers Bancorp to certain restrictions on their respective business activities prior to the effective time. Subject to certain specified exceptions, the merger agreement obligates Richmond Mutual and Farmers Bancorp to, and to cause each of its subsidiaries to, conduct its business in the ordinary course in all material respects and use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships. These restrictions could prevent Richmond Mutual and Farmers Bancorp from pursuing certain business opportunities that arise prior to the effective time. See the section entitled “The Merger Agreement—Conduct of Businesses Pending the Merger” beginning on page 84.

Farmers Bancorp’s directors and executive officers have interests in the merger that may differ from, or be in addition to, the interests of holders of Farmers Bancorp common stock generally.

Holders of Farmers Bancorp common stock should be aware that Farmers Bancorp’s directors and executive officers have interests in the merger that are different from, or in addition to, those of holders of Farmers Bancorp common stock generally. These interests and arrangements may create potential conflicts of interest. The Farmers Bancorp board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement, and in recommending that Farmers Bancorp shareholders vote to approve the Farmers Bancorp merger proposal and the Farmers Bancorp adjournment proposal. For a more complete description of these interests, see the section entitled “The Merger—Interests of Certain Persons in the Merger” beginning on page 75.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on Richmond Mutual following the merger.

All required regulatory approvals for completion of the merger and the related bank merger have been received. The Federal Reserve Board issued its non-objection to Richmond Mutual’s waiver request on March 13, 2026, and the FDIC and the DFI approved the bank merger on March 16, 2026. The completion of the merger is also conditioned on the absence of certain orders, injunctions, or decrees by any governmental entity of competent jurisdiction that would prohibit or make illegal the completion of the transactions. Although Richmond Mutual and Farmers Bancorp are committed to using their reasonable best efforts to respond to requests for information and resolve objections by regulators, neither party is required to take any action or agree to any condition that would be unduly burdensome on Richmond Mutual or First Bank following the bank merger. See the sections entitled “The Merger—Regulatory Approvals Required for the Merger” beginning on page 75 and “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 89.

The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed. Termination of the merger agreement could negatively affect Richmond Mutual or Farmers Bancorp.

The merger is subject to customary conditions to closing, including the receipt of required regulatory approvals and Richmond Mutual shareholder approval and Farmers Bancorp shareholder approval. If any condition to the merger agreement is not satisfied or waived, to the extent permitted by law, the merger will not be completed. In addition, if the merger is not completed by June 30, 2026, either Richmond Mutual or Farmers Bancorp may choose not to proceed with the merger. In addition, the parties can mutually decide to terminate the merger agreement at any time, before or after the Richmond Mutual shareholder approval or the Farmers Bancorp shareholder approval. If the merger is not consummated, the ongoing business, financial condition and results of operations of each party may be materially adversely affected and the market price of each party’s common stock may decline significantly, particularly to the extent that the current market price reflects a market assumption that the merger will be consummated. If the consummation of the merger is delayed, including by the receipt of a competing acquisition proposal, the business, financial condition, and results of operations of each company may be materially adversely affected.

In addition, each party has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement. If the merger is not completed, the parties would have to recognize these expenses, including, in the case of Farmers Bancorp under certain circumstances, a termination fee, without realizing the expected benefits of the transaction. Any of the foregoing, or other risks arising in connection with the failure of or delay in consummating the merger, including the diversion of management attention from pursuing other opportunities and the constraints in the merger agreement on each party’s ongoing business during the pendency of the merger, could have a material adverse effect on each party’s business, financial condition and results of operations.

If the merger agreement is terminated and a party’s board of directors seeks another merger or business combination, such party’s shareholders cannot be certain that such party will be able to find a party willing to engage in a transaction on more attractive terms than the merger. For more information on closing conditions to the merger agreement, see the section entitled “The Merger Agreement— Conditions to Completion of the Merger” beginning on page 89.

The unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus is illustrative only and the actual financial condition and results of operations after the merger may differ materially.

The unaudited pro forma condensed combined consolidated financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Richmond Mutual's actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record the Farmers Bancorp identifiable tangible and intangible assets to be acquired and liabilities to be assumed at fair value and the resulting goodwill or bargain purchase gain to be recognized. The purchase price allocation reflected in this joint proxy statement/prospectus is preliminary and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the consolidated assets and liabilities of Farmers Bancorp as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. For more information, see the section entitled "Unaudited Pro Forma Condensed Combined Financial Information" beginning on page 94.

The issuance and resale of Richmond Mutual common stock in connection with the merger may adversely affect the market price of Richmond Mutual common stock.

In connection with the payment of the merger consideration, Richmond Mutual expects to issue approximately 6,269,855 shares of Richmond Mutual common stock to Farmers Bancorp shareholders. The issuance of a substantial number of new shares could dilute existing shareholders and may result in fluctuations in, or a decrease in, the market price of Richmond Mutual common stock. The shares issued to Farmers Bancorp shareholders will be freely tradable without restrictions under the Securities Act, except for shares received by persons who are or become affiliates of Richmond Mutual, which may be resold only pursuant to Rule 144 or as otherwise permitted under the Securities Act. Following completion of the merger, sales of a significant number of shares of Richmond Mutual common stock by former Farmers Bancorp shareholders in the public market could adversely affect the market price of Richmond Mutual common stock and could impair Richmond Mutual’s ability to raise additional capital through the sale of equity or equity-related securities on terms it considers acceptable.

The market price of the common stock of the combined company after the merger may be affected by factors different from those currently affecting the shares of Richmond Mutual common stock and Farmers Bancorp common stock.

Upon completion of the merger, Richmond Mutual shareholders and Farmers Bancorp shareholders will become shareholders of the combined company. While the businesses of Richmond Mutual and Farmers Bancorp may have similarities, the results of operations of the combined company and the market price of its common stock could be affected by factors that differ from those currently influencing the shares of Richmond Mutual or Farmers Bancorp. These factors could include changes in the combined company’s business mix, competitive environment, financial performance, or other market conditions. For a discussion of the businesses of Richmond Mutual and Farmers Bancorp and certain factors that may affect their operations, see the sections entitled “Information About Richmond Mutual” beginning on page 109, “Information About Farmers Bancorp” beginning on page 111, and the documents incorporated by reference in this joint proxy statement/prospectus, as described in the section entitled “Where You Can Find More Information” beginning on page 159.

Future issuances of Richmond Mutual common stock to fund acquisitions or raise capital may dilute your ownership and adversely affect the market price of Richmond Mutual common stock.

Richmond Mutual may pursue acquisitions of financial institutions or related businesses when it identifies appropriate strategic opportunities and may use shares of Richmond Mutual common stock as consideration in those transactions. Richmond Mutual may also sell additional shares of common stock, or securities convertible into or exchangeable for common stock, in public or private offerings to raise capital for acquisitions or other corporate purposes. Any such issuances could dilute your ownership interest and the value of your investment in Richmond Mutual common stock. In addition, sales of a significant number of shares of Richmond Mutual common stock, including shares issued in connection with an acquisition or capital-raising transaction, or the perception that such sales may occur, could adversely affect the prevailing market price of Richmond Mutual common stock.

The future issuance of Richmond Mutual preferred stock could dilute your rights as a common shareholder, adversely affect the market price of Richmond Mutual common stock, or make it more difficult for another company to acquire Richmond Mutual.

Although Richmond Mutual currently has no preferred stock outstanding, its articles of incorporation authorize the issuance of up to 10,000,000 shares of preferred stock in one or more series. Richmond Mutual’s board of directors may issue preferred stock without shareholder approval and may establish the rights and preferences of any series, including dividend rights, liquidation preferences, conversion features, and voting rights. If Richmond Mutual issues preferred stock with rights that are senior to those of its common stock, holders of common stock could experience reduced rights to dividends or assets upon liquidation, dilution of voting power, or other adverse effects, any of which could negatively affect the market price of Richmond Mutual common stock. In addition, because the board is authorized to issue preferred stock without shareholder approval, the availability of preferred stock as an anti-takeover device could discourage or impede a transaction that shareholders may view as beneficial.

Litigation related to the merger could delay completion or result in significant costs, which may adversely affect Richmond Mutual and its shareholders.

In connection with the merger, shareholders of Richmond Mutual or Farmers Bancorp may file putative class action or other lawsuits against the boards of directors of either company, including actions seeking to enjoin or otherwise challenge the merger. The outcome of any such litigation is uncertain. If any lawsuit is not dismissed or resolved through settlement, it could delay or prevent completion of the merger and result in substantial costs to Richmond Mutual and Farmers Bancorp, including potential indemnification obligations. Additionally, the defense or resolution of any unresolved claims at the time the merger is completed could adversely affect the combined company’s business, financial condition, results of operations, cash flows, or the market price of Richmond Mutual common stock.

Risks Relating to Richmond Mutual and Farmers Bancorp Businesses

In addition to the risks described elsewhere in this joint proxy statement/prospectus, you should carefully consider the risks relating to Richmond Mutual’s business, as described in the sections entitled “Risk Factors” in Richmond Mutual’s Annual Report on Form 10-K for the year ended December 31, 2025, and in other documents incorporated by reference into this joint proxy statement/prospectus. Although Farmers Bancorp is not registered with the SEC and does not have separately enumerated risk factors, its business is generally comparable to Richmond Mutual’s as both are depository institutions with primary operation in the state of Indiana and may be affected by similar risks. Accordingly, the risks described in Richmond Mutual’s filings generally apply to the combined business following the merger.

Please see the section entitled “Where You Can Find More Information” beginning on page 159 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains a number of forward-looking statements regarding the financial condition, results of operations, earnings outlook and business prospects of Richmond Mutual, First Bank, Farmers Bancorp and Farmers Bank and the potential combined company and combined bank and may include statements for the periods following the completion of the merger. Shareholders of either Richmond Mutual or Farmers Bancorp can find many of these statements by looking for words such as “expects,” “projects,” “anticipates,” “believes,” “intends,” “estimates,” “strategy,” “plan,” “potential,” “possible” and other similar expressions. Statements about the expected timing, completion and effects of the merger and all other statements in this joint proxy statement/prospectus other than historical facts constitute forward-looking statements.

Forward-looking statements involve certain risks and uncertainties that are subject to change based on factors which are, in many instances, beyond Richmond Mutual’s or Farmers Bancorp’s control. The ability of either Richmond Mutual or Farmers Bancorp to predict results or actual effects of its plans and strategies, or those of the combined company or combined bank, is inherently uncertain. Accordingly, actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Some of the factors that may cause actual results or earnings to differ materially from those contemplated by the forward-looking statements include, but are not limited to, those discussed under “Risk Factors” and those discussed in Richmond Mutual’s Annual Report on Form 10-K for the year ended December 31, 2025, which are incorporated by reference into this joint proxy statement/prospectus, as well as the following:

•	Events, changes, or circumstances that could give rise to the right of either party to terminate the merger agreement;

•	The possibility that the merger may not be completed on the anticipated terms, within the expected timeframe, or at all;

•	Failure to obtain required regulatory or shareholder approvals, or the imposition of conditions that could adversely affect the combined company or expected benefits;

•	Challenges in meeting expectations regarding the timing, completion, accounting, and tax treatment of the merger;

•	The potential that anticipated cost savings, synergies, or revenue enhancements may not be realized or may take longer to achieve;

•	Higher-than-expected transaction costs, integration costs, or unexpected events related to the transaction and subsequent integration;

•	Dilution from the issuance of additional Richmond Mutual common stock in connection with the merger;

•	Potential litigation or other legal proceedings related to the merger;

•	Restrictions during the pendency of the transaction that may limit business opportunities or strategic initiatives;

•	The ability to successfully integrate operations, systems, personnel, and technologies post-merger;

•	Disruption to customer, employee, or vendor relationships, including key community relationships;

•	Diversion of management’s attention from ongoing operations and strategic initiatives;

•	Lower-than-expected revenues or profitability following the merger;

•	Changes in credit, capital markets, or economic, political, or regulatory conditions;

•	Competition from banks and other financial service providers;

•	Richmond Mutual’s, Farmers Bancorp’s or the combined company’s success at managing the risks involved in the foregoing items; and

•	Other factors detailed in Richmond Mutual’s filings with the SEC.

These forward-looking statements are predicated on the beliefs and assumptions of the management of each of Richmond Mutual and Farmers Bancorp based on information known to them as of the date of this joint proxy statement/prospectus and speak only as of the date of this joint proxy statement/prospectus.

For any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference into this joint proxy statement/prospectus, Richmond Mutual and Farmers Bancorp claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or the dates of the documents incorporated by reference in this joint proxy statement/prospectus. Annualized, pro forma, projected, and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. Except as required by applicable law, neither Richmond Mutual nor Farmers Bancorp undertakes to update these forward-looking statements to reflect facts, circumstances, assumptions, or events that occur after the date the forward-looking statements are made.

For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, see the reports that Richmond Mutual has filed with the SEC as described under the section entitled “Where You Can Find More Information” beginning on page 159.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this joint proxy statement/prospectus and attributable to Richmond Mutual and Farmers Bancorp or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

The Richmond Mutual ANNUAL meeting

This section contains information for Richmond Mutual shareholders about the Richmond Mutual annual meeting that Richmond Mutual has called to allow Richmond Mutual shareholders to consider and vote on the Richmond Mutual merger and share issuance proposal, the Richmond Mutual director election proposal, the Richmond Mutual say-on-pay proposal, the Richmond Mutual auditor ratification proposal, and the Richmond Mutual adjournment proposal. This joint proxy statement/prospectus is accompanied by a notice of the Richmond Mutual annual meeting, and a form of proxy card that the Richmond Mutual board is soliciting for use by Richmond Mutual shareholders at the Richmond Mutual annual meeting and at any adjournments or postponements of the Richmond Mutual annual meeting.

A copy of the merger agreement is included in this joint proxy statement/prospectus as Appendix A, and Richmond Mutual shareholders are encouraged to read it carefully in its entirety.

Richmond Mutual shareholders are also encouraged to review Richmond Mutual’s Annual Report on Form 10-K for the year ended December 31, 2025, which accompanies and is incorporated by reference in this joint proxy statement/prospectus. The Form 10-K contains important information regarding Richmond Mutual’s operations, products and services, and audited financial statements, and provides helpful context for evaluating the proposals being considered at the annual meeting.

Time, Date and Place

The Richmond Mutual annual meeting will be held on Wednesday, May 27, 2026, at 9:00 a.m., Eastern Time, at the First Bank Richmond Financial Center, 31 North 9th Street, Richmond, Indiana 47374.

Matters to be Considered

At the Richmond Mutual annual meeting, Richmond Mutual shareholders will be asked to consider and vote upon the following proposals:

•	The Richmond Mutual merger and share issuance proposal;
•	The Richmond Mutual director election proposal;
•	The Richmond Mutual say-on-pay proposal;
•	The Richmond Mutual auditor ratification proposal; and
•	The Richmond Mutual adjournment proposal.

Richmond Mutual shareholders also will transact any other business that may properly come before the Richmond Mutual annual meeting, although, as of the date of this joint proxy statement/prospectus the Richmond Mutual board of directors knows of no other business to be presented. If any other proposal properly comes before the Richmond Mutual shareholders for a vote at the annual meeting, the proxy holders will vote your Richmond Mutual shares in accordance with their best judgment. Members of Richmond Mutual’s management team will be present at the Richmond Mutual annual meeting to respond to appropriate questions from Richmond Mutual shareholders.

Recommendation of the Richmond Mutual Board

The Richmond Mutual board has unanimously (i) determined that merger agreement and the transactions contemplated thereby, including the merger and the issuance of Richmond Mutual common stock, are advisable and fair to and in the best interests of Richmond Mutual and its shareholders and (ii) approved and adopted the merger, the merger agreement and the transactions contemplated thereby. The Richmond Mutual board unanimously recommends that Richmond Mutual shareholders vote “FOR” the Richmond Mutual merger and share issuance proposal. See the section entitled “The Merger — Recommendation of Richmond Mutual’s Board of Directors and Reasons of Richmond Mutual for the Merger” beginning on page 64.

The Richmond Mutual board also unanimously recommends that Richmond Mutual shareholders vote “FOR” the Richmond Mutual director election proposal, “FOR” the Richmond Mutual say-on-pay proposal, “FOR” the Richmond Mutual auditor ratification proposal, and “FOR” the Richmond Mutual adjournment proposal.

Shares Outstanding and Entitled to Vote; Record Date

The close of business on March 23, 2026 has been fixed by Richmond Mutual as the Richmond Mutual record date, for the determination of Richmond Mutual shareholders entitled to notice of and to vote at the Richmond Mutual annual meeting and any adjournment or postponement of the Richmond Mutual annual meeting. Each share of Richmond Mutual common stock entitles the holder to one vote at the Richmond Mutual annual meeting on all matters properly presented at the Richmond Mutual annual meeting. However, pursuant to Section D of Article 5 of the Richmond Mutual articles of incorporation, any shareholder who beneficially owns more than ten percent of Richmond Mutual’s outstanding common stock as of the record date may not vote shares exceeding this limit. At the close of business on the Richmond Mutual record date, there were 10,501,260 shares of Richmond Mutual common stock outstanding and entitled to vote.

Quorum

A quorum, consisting of the holders of at least one-third of the shares entitled to vote at the Richmond Mutual annual meeting, must be present in person or by proxy before any action may be taken at the Richmond Mutual annual meeting. Once a share of Richmond Mutual common stock is represented at the Richmond Mutual annual meeting, it will be counted for the purpose of determining a quorum not only at the Richmond Mutual annual meeting but also at any adjournment or postponement of the Richmond Mutual annual meeting. In the event that a quorum is not present at the Richmond Mutual annual meeting, it is expected that the Richmond Mutual annual meeting will be adjourned or postponed.

Broker Non-Votes

A broker non-vote occurs when a bank, broker, trustee, or other nominee is not permitted to vote on a “non-routine” matter without voting instructions from the beneficial owner of the shares, and the beneficial owner does not provide such instructions. Broker non-votes are counted for purposes of determining whether a quorum is present only if the bank, broker, trustee, or other nominee has discretionary authority to vote on at least one proposal at the meeting. The Richmond Mutual auditor ratification proposal is considered a routine matter. Accordingly, banks, brokers, trustees, or other nominees holding shares in “street name” may exercise their discretion to vote those shares on the auditor ratification proposal even if they have not received voting instructions from the beneficial owner. All other proposals to be considered at the Richmond Mutual annual meeting are “non-routine” matters. As a result, banks, brokers, trustees, or other nominees will not be permitted to vote shares held in “street name” on those proposals without specific voting instructions from the beneficial owner. Broker non-votes on these non-routine matters will not be counted as votes cast, but they will be counted as present for purposes of determining a quorum.

If your bank, broker, trustee, or other nominee holds your shares of Richmond Mutual common stock in “street name,” such entity may vote your shares on routine matters (such as the auditor ratification proposal) at its discretion, even if you do not provide voting instructions. For all other proposals at the Richmond Mutual annual meeting, your broker, trustee, or other nominee will vote your shares only if you provide instructions on how to vote, by following the instructions provided to you by your bank, broker, trustee, or other nominee with this joint proxy statement/prospectus.

Adjournments and Postponements

Although it is not currently expected, the Richmond Mutual annual meeting may be adjourned or postponed, including for the purpose of soliciting additional proxies, if there are insufficient votes at the time of the meeting to approve the Richmond Mutual merger and share issuance proposal or any other proposal, or if a quorum is not present. Other than an announcement to be made at the Richmond Mutual annual meeting of the time, date and place of an adjourned meeting, an adjournment generally may be made without notice. Any adjournment or postponement of the Richmond Mutual annual meeting for the purpose of soliciting additional proxies will allow Richmond Mutual shareholders who have already submitted their proxies to revoke them at any time prior to their use at the adjourned or postponed meeting.

Richmond Mutual Voting Agreements

Each director of Richmond Mutual, as shareholders of Richmond Mutual who in the aggregate own approximately 3.8% of the outstanding shares of Richmond Mutual common stock as of the Richmond Mutual record date, have entered into a voting agreement with Farmers Bancorp. Subject to the terms of the Richmond Mutual voting agreement, such directors have agreed, among other things, to vote (or cause to be voted), in person, or by proxy, all of their Richmond Mutual common stock in favor of the Richmond Mutual merger and share issuance proposal. See the section entitled “The Merger Agreement—Voting Agreements” beginning on page 92. Because approval of the Richmond Mutual merger and share issuance proposal requires the affirmative vote of a majority of the outstanding Richmond Mutual common stock, failure to vote, abstentions and broker non-votes will have the same effect as a vote against the merger agreement.

These shareholders also agreed to certain restrictions on their ability to transfer their shares of Richmond Mutual common stock or their voting rights of such shares while the Richmond Mutual voting agreement remains in effect.

Vote Required

Richmond Mutual Merger and Share Issuance Proposal

Approval of the Richmond Mutual merger and share issuance proposal requires the affirmative vote of holders of at least a majority of the outstanding shares of Richmond Mutual common stock. Approval of this proposal is a condition to the completion of the merger. Because approval requires a majority of all outstanding shares, abstentions, broker non-votes, and failure to vote by proxy or in person will have the same effect as a vote “AGAINST” this proposal.

Richmond Mutual Merger Director Election Proposal

Richmond Mutual directors will be elected by a plurality of the votes cast for the election of directors at the Richmond Mutual annual meeting. Shareholders may vote for or withhold votes from each director nominee. Withheld votes and broker non-votes are not counted as votes cast and therefore have no effect on the outcome of the election.

Richmond Mutual Say-on-Pay Proposal

Approval of the Richmond Mutual say-on-pay proposal requires the affirmative vote of a majority of the votes cast on the proposal at the Richmond Mutual annual meeting. Abstentions and broker non-votes are not counted as votes cast and therefore have no effect on the outcome.

Richmond Mutual Auditor Ratification Proposal

Approval of the Richmond Mutual auditor ratification proposal requires the affirmative vote of a majority of the votes cast on the proposal at the Richmond Mutual annual meeting. Abstentions and broker non-votes are not counted as votes cast and therefore have no effect on the outcome.

Richmond Mutual Adjournment Proposal

Approval of the Richmond Mutual adjournment proposal requires the affirmative vote of a majority of the votes cast on the proposal at the Richmond Mutual annual meeting. Abstentions and broker non-votes are not counted as votes cast and therefore have no effect on the outcome.

Attending the Richmond Mutual Annual Meeting

While not required, all holders of Richmond Mutual common stock, including shareholders of record and those who hold their shares in street name through banks, brokers, or other nominees, are invited to attend the Richmond Mutual annual meeting. If you were a shareholder as of the close of business on the Richmond Mutual record date, you may attend the Richmond Mutual annual meeting. Richmond Mutual shareholders who hold their shares in street name will need proof of ownership to be admitted. A recent brokerage statement or a letter from your bank or broker are examples of acceptable proof. If you wish to vote your shares held in street name in person at the Richmond Mutual annual, you must obtain a written proxy in your name from the broker, bank, or other nominee that holds your shares.

How to Vote Shares of Richmond Mutual Common Stock

If you hold shares of Richmond Mutual common stock in your name as a record holder, you may vote by submitting a proxy using one of the following methods:

•	By telephone: Call the toll-free number listed on the accompanying proxy card and follow the recorded instructions.

•	Through the Internet: Visit the website listed on the accompanying proxy card and follow the instructions.

•	By mail: Complete and return the accompanying proxy card in the enclosed postage-paid envelope. No additional postage is required if mailed within the United States.

If you plan to attend the Richmond Mutual annual meeting and vote in person, you will receive a ballot to vote at the meeting.

Even if you plan to attend the Richmond Mutual annual meeting, Richmond Mutual requests that Richmond Mutual shareholders vote by telephone, Internet, or by returning a completed and signed proxy card as soon as possible. Properly executed proxy cards will be voted at the Richmond Mutual annual meeting according to the instructions provided. If no instructions are given, proxies will be voted “FOR” the Richmond Mutual merger and share issuance proposal, “FOR” the Richmond Mutual director election proposal, “FOR” the Richmond Mutual say-on-pay proposal, “FOR” the Richmond Mutual auditor ratification proposal, and “FOR” the Richmond Mutual adjournment proposal.

If you hold shares in street name through a bank, broker, trustee, or other nominee, please follow the voting instructions provided by your nominee to determine whether you may vote by telephone or Internet.

Every vote is important. Accordingly, you should sign, date, and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the annual meeting. Submitting your proxy by mail, telephone, or Internet will not prevent you from voting in person at the annual meeting, as you may revoke your proxy at any time before it is voted.

Shares Held in Street Name

If your shares are held in “street name” through a bank, broker, trustee, or other nominee, you must instruct the bank, broker, trustee, or other nominee on how to vote your shares. Your bank, broker, trustee, or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker, trustee, or other nominee.

Further, banks, brokers, trustees or other nominees who hold shares of Richmond Mutual common stock on behalf of their customers may not give a proxy to Richmond Mutual to vote those shares with respect to any proposal at the Richmond Mutual annual meeting without instructions from their customers, except for the Richmond Mutual auditor ratification proposal, which is a routine matter and may be voted at their discretion. This means they do not have discretionary authority to vote on the Richmond Mutual merger and share issuance proposal, the Richmond Mutual director election proposal, the Richmond Mutual say-on-pay proposal, or the Richmond Mutual adjournment proposal.

If you hold your shares of Richmond Mutual common stock beneficially through a bank, broker, trustee, or other nominee you must obtain a legal proxy from that institution in order to vote your shares of Richmond Mutual common stock during the Richmond Mutual annual meeting. If you are unable to obtain a legal proxy to vote your shares of Richmond Mutual common stock, you will still be able to attend the Richmond Mutual annual meeting (but will not be able to vote your shares), provided you demonstrate proof of stock ownership.

Revocation of Proxies

A Richmond Mutual shareholder may revoke a proxy at any time before the shares are voted at the Richmond Mutual annual meeting.

If you are a Richmond Mutual shareholder of record, you may revoke your proxy by:

•	Delivering written notice of revocation to: Brandy Lakes, Corporate Secretary, 31 North 9th Street, Richmond, Indiana 47374;

•	Completing, signing, and returning a new proxy card with a later date before the date of the Richmond Mutual annual meeting, which automatically revokes any earlier dated proxy;

•	Changing your vote by telephone or Internet using the toll-free number or website listed on your proxy card by 11:59 p.m., Eastern Time, on Tuesday, May 26, 2026, in which case the later submitted vote will be recorded and the earlier proxy revoked; or

•	Attending the Richmond Mutual annual meeting and voting in person (Simply attending without voting will not revoke your proxy).

If your shares of Richmond Mutual common stock are held in street name through a bank, broker, or other nominee, you must follow the instructions provided by your nominee to revoke or change your vote.

Any proxy received by Richmond Mutual after the shares have been voted vote will not affect the vote.

Solicitation of Proxies

Richmond Mutual will pay the costs of soliciting its shareholders’ proxies, as well as all other costs incurred by it in connection with the solicitation of proxies from its shareholders on behalf of the Richmond Mutual board. In addition to solicitation by mail, directors, officers, and employees of Richmond Mutual may solicit proxies from Richmond Mutual shareholders in person or by telephone, facsimile, or other electronic methods without compensation other than reimbursement for their actual expenses.

Arrangements also will be made with custodians, nominees, and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and Richmond Mutual will reimburse such custodians, nominees, and fiduciaries for their reasonable out of pocket expenses in connection therewith.

Other Matters to Come Before the Richmond Mutual Annual Meeting

Richmond Mutual management knows of no other business to be presented at the Richmond Mutual annual meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the Richmond Mutual board’s recommendations.

Questions and Additional Information

If a Richmond Mutual shareholder has questions about the Richmond Mutual merger and share issuance proposal, any other Richmond Mutual proposal, or the process for voting, or if you need additional copies of this document or a replacement proxy card, please contact Bradley M. Glover, SVP/CFO of Richmond Mutual, by calling (765) 962-2581, or via e-mail to bglover@firstbankrichmond.com.

RICHMOND MUTUAL PROPOSAL NO. 1
THE RICHMOND MUTUAL MERGER AND SHARE ISSUANCE PROPOSAL

At the Richmond Mutual annual meeting, Richmond Mutual shareholders will be asked to consider and vote upon a proposal to approve the merger and the issuance of shares of Richmond Mutual common stock to the shareholders of Farmers Bancorp pursuant to the merger agreement. Information concerning the merger, including the respective reasons of the parties for the merger, the material effects of the adoption of the merger agreement, and the terms of the merger and the expected timing of its completion, is described under the sections entitled “The Merger” beginning on page 48 and “The Merger Agreement” beginning on page 82 of this document. A copy of the Merger Agreement is attached to this joint proxy statement/prospectus as Appendix A.

After careful consideration, the Richmond Mutual board of directors, by a unanimous vote of all Richmond Mutual directors, approved the merger agreement and the issuance of shares of Richmond Mutual common stock to the shareholders of Farmers Bancorp, and declared the merger agreement and the transactions contemplated thereby, including the merger, to be advisable and in the best interest of Richmond Mutual and Richmond Mutual shareholders. See “The Merger – Recommendation of the Richmond Mutual Board of Directors and Reasons of Farmers Bancorp for the Merger” beginning on page 64 for a more detailed discussion of the Richmond Mutual board of directors’ recommendation.

The Richmond Mutual board of directors unanimously recommends that Richmond Mutual shareholders vote
“FOR” approval of the Richmond Mutual merger and share issuance proposal.

RICHMOND MUTUAL PROPOSAL NO. 2
THE RICHMOND MUTUAL DIRECTOR ELECTION PROPOSAL

The Richmond Mutual board of directors currently consists of six members, each of whom also serves as a director of First Bank. Pursuant to Richmond Mutual’s articles of incorporation, the board of directors is divided into three classes, with approximately one-third of the directors elected each year.

The table below sets forth certain information regarding the composition of the Richmond Mutual board of directors, including each director’s age, principal occupation, business experience, and term of office. Upon the recommendation of the Corporate Governance and Nominating Committee (the “CGN Committee”), the Richmond Mutual board of directors has nominated and approved Garry D. Kleer and Kathryn Girten for election to the board of directors of Richmond Mutual, each to serve a three-year term expiring at the Richmond Mutual annual meeting of shareholders to be held in 2029. Each nominee has consented to being named in this joint proxy statement/prospectus and to serving as a director if elected.

Proxies solicited on behalf of the Richmond Mutual board of directors, other than proxies for which authority to vote for a nominee is withheld, are intended to be voted at the Richmond Mutual annual meeting “FOR” the election of the Richmond Mutual director nominees. If any nominee is unable to serve, shares represented by valid proxies will be voted for the election of such substitute nominee as may be recommended by the Richmond Mutual board of directors upon the recommendation of the CGN Committee. The Richmond Mutual board of directors is not aware of any reason why any nominee would be unable to serve if elected.

Following completion of the merger, and subject to the terms and conditions of the merger agreement, the Richmond Mutual board of directors is expected to continue to be classified into three classes in accordance with Richmond Mutual’s articles of incorporation. Pursuant to the merger agreement, the directors of Farmers Bancorp appointed to the Richmond Mutual board of directors are expected to be assigned to classes and terms consistent with the existing classified board structure, subject to any adjustments as may be required or permitted under applicable law, Richmond Mutual’s governing documents, or the merger agreement.

For a period of two years following the effective time of the merger, if any director of the combined company ceases to serve on the board for any reason, including retirement, resignation, or removal, the resulting vacancy is expected to be filled by a person selected by a majority of the remaining directors who were affiliated with the same board as the departing director prior to the merger (either Farmers Bancorp or Richmond Mutual), and such replacement director will serve for the remainder of the departing director’s term.

Upon completion of the bank merger, each of the foregoing Farmers Bancorp directors is expected to be appointed to the board of directors of First Bank.

Except as disclosed in this joint proxy statement/prospectus, there are no arrangements or understandings between any Richmond Mutual director nominee and any other person pursuant to which such nominee was selected. The merger is not conditioned upon the approval of the Richmond Mutual director election proposal.

Name	Age(1)	Positions with Richmond Mutual	Director Since(2)	Term Expires
Director Nominee

Garry D. Kleer	70	Chairman, President, Chief Executive Officer	2002	2029(3)
Kathryn Girten	69	Director	2016	2029(3)

Continuing Directors

E. Michael Blum	70	Director	1993	2028
Harold T. Hanley, III	72	Director	2019	2028
Jeffrey A. Jackson	70	Director	2018	2027
M. Lynn Wetzel	76	Director	2016	2027

(1)  At December 31, 2025.

(2)  Includes years of service on the Board of First Bank.

(3)  If elected at the annual meeting.

The Richmond Mutual board of directors unanimously recommends that Richmond Mutual shareholders vote “FOR” the Richmond Mutual director nominees.

RICHMOND MUTUAL PROPOSAL NO. 3
THE RICHMOND MUTUAL SAY-ON-PAY PROPOSAL

In accordance with Section 14A of the Exchange Act, Richmond Mutual shareholders are being provided the opportunity to vote, on an advisory (non-binding) basis, on a proposal to approve the compensation of Richmond Mutual’s named executive officers, as disclosed in the compensation tables and accompanying narrative discussion incorporated by reference into this joint proxy statement/prospectus, referred to in this document as the Richmond Mutual say-on-pay proposal. The Richmond Mutual say-on-pay proposal is being submitted in connection with the Richmond Mutual annual meeting and is not related to, or a condition to, the approval or consummation of the merger or any other transaction-related proposal described in this joint proxy statement/prospectus.

The Richmond Mutual say-on-pay proposal provides shareholders with the opportunity to express their views on Richmond Mutual’s executive compensation program. The objectives of Richmond Mutual’s executive compensation policies and practices are to attract, retain, and motivate experienced and highly qualified executives who are critical to Richmond Mutual’s long-term success and the enhancement of shareholder value. At the annual meeting of Richmond Mutual shareholders held in 2025, which related to Richmond Mutual’s 2024 executive compensation, the say-on-pay proposal was approved by approximately 88.1% of the votes cast.

The Richmond Mutual say-on-pay proposal will be presented at the Richmond Mutual annual meeting in substantially the following form:

“RESOLVED, that the compensation paid to Richmond Mutual’s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K in Richmond Mutual’s Form 10-K and incorporated by reference into this joint proxy statement/prospectus, including the compensation tables and narrative discussion, is hereby APPROVED.”

The Richmond Mutual say-on-pay proposal is advisory only. Accordingly, the vote will not be binding on Richmond Mutual, the Richmond Mutual board of directors, or the Richmond Mutual compensation committee, and will not be construed as overruling any decision of the Richmond Mutual board of directors or creating or implying any additional fiduciary duties. The vote will not affect any compensation previously paid or awarded to any executive officer and will not affect the approval or consummation of the merger. The Richmond Mutual compensation committee and board of directors may, however, take into account the outcome of the vote when considering future executive compensation arrangements.

Section 14A of the Exchange Act requires that at least once every six years Richmond Mutual hold a non-binding, advisory vote on the frequency of future say-on-pay votes. Richmond Mutual held its most recent say-on-pay frequency vote in 2025, at which time Richmond Mutual shareholders approved a frequency of one year. Based on those results, the Richmond Mutual board of directors determined to hold a say-on-pay vote annually until the next required say-on-pay frequency vote, which will occur in 2031.

The Richmond Mutual board of directors unanimously recommends that Richmond Mutual shareholders vote
“FOR” approval of the Richmond Mutual say-on-pay proposal.

RICHMOND MUTUAL PROPOSAL NO. 4
THE RICHMOND MUTUAL AUDITOR RATIFICATION PROPOSAL

Richmond Mutual’s independent registered public accounting firm for the year ended December 31, 2025, was Forvis Mazars, LLP. The audit committee of the Richmond Mutual board of directors has appointed Forvis Mazars, LLP as the independent registered public accounting firm for the year ending December 31, 2026, subject to ratification by Richmond Mutual shareholders at the Richmond Mutual annual meeting. A representative of Forvis Mazars, LLP is expected to be present at the Richmond Mutual annual meeting to respond to appropriate questions from Richmond Mutual shareholders and may make a statement if they so desire.

Although shareholder ratification is not required because the Richmond Mutual audit committee has the sole responsibility for selecting the independent registered public accounting firm, Richmond Mutual believes that requesting ratification is appropriate as a matter of good corporate governance. The Richmond Mutual audit committee may take the results of the shareholder vote into consideration when selecting the independent registered public accounting firm in the future. If Richmond Mutual shareholders do not ratify the appointment, the Richmond Mutual audit committee will reconsider the appointment and may retain Forvis Mazars, LLP or another independent registered public accounting firm without re-submitting the matter to shareholders. Even if Richmond Mutual shareholders ratify the appointment, the Richmond Mutual audit committee may, in its discretion, change Richmond Mutual’s independent registered public accounting firm at any time during the year.

The Richmond Mutual auditor ratification proposal is being submitted in connection with the Richmond Mutual annual meeting and is not related to, or a condition to, the approval or consummation of the merger or any other transaction-related proposal described in this joint proxy statement/prospectus. Following completion of the merger, the Richmond Mutual audit committee will continue to have responsibility for the selection and oversight of Richmond Mutual’s independent registered public accounting firm, and the audit committee may, in its discretion, retain or change the firm as appropriate.

The Richmond Mutual board of directors unanimously recommends that Richmond Mutual shareholders vote
“FOR” approval of the Richmond Mutual auditor ratification proposal.

RICHMOND MUTUAL PROPOSAL NO. 5
THE RICHMOND MUTUAL ADJOURNMENT PROPOSAL

If, at the time of the Richmond Mutual annual meeting, there are insufficient votes to approve the Richmond Mutual merger and share issuance proposal, Richmond Mutual shareholders may be asked to vote on a proposal to adjourn the meeting to a later date to allow additional time to solicit proxies, referred to as the Richmond Mutual adjournment proposal. Richmond Mutual’s board of directors does not currently intend to propose adjournment at the Richmond Mutual annual meeting if sufficient votes are received to approve the Richmond Mutual merger and share issuance proposal.

The Richmond Mutual board of directors unanimously recommends that Richmond Mutual shareholders vote
“FOR” approval of the Richmond Mutual adjournment proposal.

REPORT OF THE AUDIT COMMITTEE

The information contained in this report shall not be deemed to be “soliciting materials” or to be filed with the SEC, nor shall said information be incorporated by reference into any filing under the Securities Act or the Exchange.

The Audit Committee of the Richmond Mutual board of directors (the “Audit Committee”) has reviewed and discussed with Richmond Mutual’s management the audited financial statements of Richmond Mutual for the year ended December 31, 2025. The Audit Committee has discussed with Forvis Mazars, LLP, Richmond Mutual’s independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (“PCAOB”) and the SEC with audit committees.

The Audit Committee has also received the written disclosures and the letter from Forvis Mazars, LLP required by applicable requirements of the PCAOB regarding the independent accountant’s communications with the Audit Committee concerning independence and has discussed with Forvis Mazars, LLP its independence.

Based on the Audit Committee's review and discussions noted above, it recommended to the Richmond Mutual board of directors that Richmond Mutual’s audited financial statements be included in Richmond Mutual’s Annual Report on Form 10-K for the year ended December 31, 2025, for filing with the SEC.

The foregoing report is furnished by the Audit Committee:

Jeffrey A. Jackson (Chair)

Harold T. Hanley, III

Kathryn Girten

RICHMOND MUTUAL PAY VERSUS PERFORMANCE

The following table sets forth information concerning the compensation of Richmond Mutual’s named executive officers for the fiscal years ended December 31, 2025, 2024 and 2023 and certain measures of Richmond Mutual’s financial performance for those years.

Year	Summary Compensation Table Total for PEO (1)	Compensation Actually Paid to PEO (2)	Average Summary Compensation Table Total for Non-PEO Named Executive Officers (3)	Average Compensation Actually Paid to Non-PEO Named Executive Officers (4)	Value of Initial Fixed $100 Investment Based on: Total Shareholder Return (5)	Net Income (6) (in thousands)
2025	$1,409,388	$798,542	$546,726	$304,474	$123.81	$11,577
2024	728,330	778,021	297,559	313,085	119.31	9,377
2023	768,531	682,480	288,553	261,663	92.86	9,487

(1)	Represents the total compensation of Richmond Mutual’s principal executive officer (“PEO”), Garry D. Kleer, as reported in the Summary Compensation Table included in Richmond Mutual’s Annual Report on Form 10-K, filed on March 23, 2026. Mr. Kleer was the only person who served as Richmond Mutual’s PEO during those years.

(2)	Represents the “compensation actually paid” to Mr. Kleer, as calculated in accordance with Item 402(v) of Regulation S-K. The following table presents the adjustments made to Mr. Kleer’s Summary Compensation Table total for each year to determine his compensation actually paid.

Adjustments to Determine Compensation Actually Paid to PEO	2025	2024		2023
Deduction for amounts reported under the “Stock Awards” column in the Summary Compensation Table	$(662,189)	$	---	$	---
Deduction for amounts reported under the “Option Awards” column in the Summary Compensation Table	---		---		---
Increase for fair value as of the end of the covered year of awards granted during the covered year that remained outstanding and unvested as of the end of the covered year	57,403		---		---
Increase for fair value at the vesting date of awards granted during the covered year that vested during the covered year	---		---		---
Increase/deduction for the change in fair value from the prior year-end to the end of the covered year of awards granted prior to the covered year that were outstanding and unvested as of the end of the covered year	---		45,709		(51,942)
Increase/deduction for the change in fair value from the prior year-end to the vesting date of awards granted prior to the covered year that vested during the covered year	(6,060)		3,982		(34,109)
Deduction for the fair value of awards forfeited during the covered year determined as of prior year-end.	---		---		---
Increase for dividends or other earnings paid on awards during the covered year prior to the vesting date that are not otherwise included in total compensation for the covered year	---		---		---
Total Adjustments	$(610,846)		$49,691		$(86,051)

(3)	Represents the average of the total compensation of each of Richmond Mutual’s non-PEO named executive officers, as reported in the Summary Compensation Table, for each year indicated. The non-PEO named executive officers for 2025 were Paul J. Witte and Bradley M. Glover. The non-PEO named executive officers for 2024 and 2023 were Paul J. Witte and Dean W. Weinert.

(4)	Represents the average of the compensation actually paid to Richmond Mutual’s non-PEO named executive officers, as calculated in accordance with Item 402(v) of Regulation S-K. The following table presents the adjustments made to the average of the non-PEO named executive officers’ Summary Compensation Table totals for each year to determine their average compensation actually paid.

Adjustments to Determine Average Compensation Actually Paid to Non-PEO Named Executive Officers	2025	2024		2023
Deduction for Amounts Reported under the “Stock Awards” Column in the Summary Compensation Table	$(214,762)	$	---	$	---
Deduction for Amounts Reported under the “Option Awards” Column in the Summary Compensation Table	(36,927)		---		---
Increase for fair value as of the end of the covered year of awards granted during the covered year that remained outstanding and unvested as of the end of the covered year	10,762		---		---
Increase for fair value at the vesting date of awards granted during the covered year that vested during the covered year	---		---		---
Increase/deduction for the change in fair value from the prior year-end to the end of the covered year of awards granted prior to the covered year that were outstanding and unvested as of the end of the covered year	---		14,282		(16,230)
Increase/deduction for the change in fair value from the prior year-end to the vesting date of awards granted prior to the covered year that vested during the covered year	(1,325)		1,244		(10,660)
Deduction for the fair value of awards forfeited during the covered year determined as of prior year-end.	---		---		---
Increase for dividends or other earnings paid on awards during the covered year prior to the vesting date that are not otherwise included in total compensation for the covered year	---		---		---
Total Adjustments	$(242,252)		$15,527		$(26,890)

(5)	Represents the cumulative two-year total return to shareholders of Richmond Mutual common stock and assumes that the value of the investment was $100 on December 31, 2022, and that the subsequent dividends were reinvested. The stock price performance included in this column is not necessarily indicative of future stock price performance.

(6)	Represents our reported net income for each year indicated.

The following graphs show the relationship between the compensation actually paid to Richmond Mutual’s PEO and the average of the compensation actually paid to Richmond Mutual’s other named executive officers to our total shareholder return and net income over the three most recently completed fiscal years.

The FARMERS BANCORP Special meeting

This section contains information for Farmers Bancorp shareholders about the Farmers Bancorp special meeting that Farmers Bancorp has called to allow Farmers Bancorp shareholders to consider and vote on the Farmers Bancorp merger proposal and the Farmers Bancorp adjournment proposal. This joint proxy statement/prospectus is accompanied by a notice of the Farmers Bancorp special meeting, and a form of proxy card that the Farmers Bancorp board is soliciting for use by Farmers Bancorp shareholders at the Farmers Bancorp special meeting and at any adjournments or postponements of the Farmers Bancorp special meeting.

A copy of the merger agreement is included in this joint proxy statement/prospectus as Appendix A, and Farmers Bancorp shareholders are encouraged to read it carefully in its entirety.

Time, Date and Place

The Farmers Bancorp special meeting will be held on Tuesday, May 26, 2026, at 9:00 a.m., Eastern Time, at 51 West Event Center, 51 W. Clinton Street, Frankfort, Indiana 46041.

Matters to be Considered

At the Farmers Bancorp special meeting, Farmers Bancorp shareholders will be asked to consider and vote upon the following proposals:

•	the Farmers Bancorp merger proposal; and

•	the Farmers Bancorp adjournment proposal.

No other business may be conducted at the Farmers Bancorp special meeting.

Recommendation of the Farmers Bancorp Board

The Farmers Bancorp board has unanimously (i) determined that merger agreement and the transactions contemplated thereby, including the merger, are advisable and fair to and in the best interests of Farmers Bancorp and its shareholders and (ii) approved and adopted the merger, the merger agreement and the transactions contemplated thereby. The Farmers Bancorp board unanimously recommends that Farmers Bancorp shareholders vote “FOR” the Farmers Bancorp merger proposal. See the section entitled “The Merger — Recommendation of Farmers Bancorp Board of Directors and Reasons of Farmers Bancorp for the Merger” beginning on page 51.

The Farmers Bancorp board also unanimously recommends that Farmers Bancorp shareholders vote “FOR” the Farmers Bancorp adjournment proposal.

Shares Outstanding and Entitled to Vote; Record Date

The close of business on April 3, 2026 has been fixed by Farmers Bancorp as the Farmers Bancorp record date, for the determination of Farmers Bancorp shareholders entitled to notice of and to vote at the Farmers Bancorp special meeting and any adjournment or postponement of the Farmers Bancorp special meeting. Each share of Farmers Bancorp common stock entitles the holder to one vote at the Farmers Bancorp special meeting on all matters properly presented at the Farmers Bancorp special meeting. At the close of business on the Farmers Bancorp record date, there were 1,830,312 shares of Farmers Bancorp common stock outstanding and entitled to vote.

Quorum

A quorum, consisting of the holders of at majority of the shares entitled to vote at the Farmers Bancorp special meeting, must be present in person or by proxy before any action may be taken at the Farmers Bancorp special meeting. Once a share of Farmers Bancorp common stock is represented at the Farmers Bancorp special meeting, it will be counted for the purpose of determining a quorum not only at the Farmers Bancorp special meeting but also at any adjournment or postponement of the Farmers Bancorp special meeting. In the event that a quorum is not present at the Farmers Bancorp special meeting, it is expected that the Farmers Bancorp special meeting will be adjourned or postponed.

Broker Non-Votes

A broker non-vote occurs when a bank, broker, trustee, or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee, or other nominee has discretionary authority. It is expected that all proposals to be voted on at the Farmers Bancorp special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the Farmers Bancorp special meeting. If your bank, broker, trustee or other nominee holds your shares of Farmers Bancorp common stock in “street name,” such entity will vote your shares of Farmers Bancorp common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.

Adjournments and Postponements

Although it is not currently expected, the Farmers Bancorp special meeting may be adjourned or postponed, including for the purpose of soliciting additional proxies, if there are insufficient votes at the time of the Farmers Bancorp special meeting to approve the Farmers Bancorp merger proposal or if a quorum is not present at the Farmers Bancorp special meeting. Other than an announcement to be made at the Farmers Bancorp special meeting of the time, date and place of an adjourned meeting, an adjournment generally may be made without notice. Any adjournment or postponement of the Farmers Bancorp special meeting for the purpose of soliciting additional proxies will allow Farmers Bancorp shareholders who have already sent in their proxies to revoke them at any time prior to their use at the Farmers Bancorp special meeting as adjourned or postponed.

Farmers Bancorp Voting Agreements

Each director of Farmers Bancorp, as shareholders of Farmers Bancorp who in the aggregate own approximately 2.8% of the outstanding shares of Farmers Bancorp common stock as of the Farmers Bancorp record date, have entered into a voting agreement with Richmond Mutual. Subject to the terms of the Farmers Bancorp voting agreement, such directors have agreed, among other things, to vote (or cause to be voted), in person, or by proxy, all of their Farmers Bancorp common stock in favor of the Farmers Bancorp merger proposal. See the section entitled “The Merger Agreement—Voting Agreements” beginning on page 92. Because approval of the Farmers Bancorp merger proposal requires an affirmative vote of a majority of the outstanding Farmers Bancorp common stock, failure to vote, abstentions and broker non-votes will have the same effect as a vote against the merger agreement.

These shareholders also agreed to certain restrictions on their ability to transfer their shares of Farmers Bancorp common stock or their voting rights of such shares while the Farmers Bancorp voting agreement remains in effect.

Vote Required

Farmers Bancorp Merger Proposal

Approval of the Farmers Bancorp merger proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of Farmers Bancorp common stock. Approval of this proposal is a condition to the completion of the merger. Because approval requires a majority of all outstanding shares, abstentions, broker non-votes, and failure to vote by proxy or in person will have the same effect as a vote “AGAINST” this proposal.

Farmers Bancorp Adjournment Proposal

Approval of the Farmers Bancorp adjournment proposal requires the affirmative vote of a majority of the shares of Farmers Bancorp common stock present in person or represented by proxy and actually voting on the proposal. Abstentions and broker non-votes are not counted as votes cast and therefore have no effect on the outcome of this proposal.

Attending the Farmers Bancorp Special Meeting

While not required, all holders of Farmers Bancorp common stock, including shareholders of record and those who hold their shares in street name through banks, brokers, or other nominees, are invited to attend the Farmers Bancorp special meeting. If you were a shareholder as of the close of business on the Farmers Bancorp record date, you may attend the Farmers Bancorp special meeting. Farmers Bancorp shareholders who hold their shares in street name will need proof of ownership to be admitted. A recent brokerage statement or a letter from your bank or broker are examples of acceptable proof. If you wish to vote your shares held in street name in person at the Farmers Bancorp special meeting, you must obtain a written proxy in your name from the broker, bank, or other nominee that holds your shares.

How to Vote Shares of Farmers Bancorp Common Stock

If you hold shares of Farmers Bancorp common stock in your name as a record holder, you may vote by submitting a proxy using one of the following methods:

•	By telephone: Call the toll-free number listed on the accompanying proxy card and follow the recorded instructions.

•	Through the Internet: Visit the website listed on the accompanying proxy card and follow the instructions.

•	By mail: Complete and return the accompanying proxy card in the enclosed postage-paid envelope. No additional postage is required if mailed within the United States.

If you plan to attend the Farmers Bancorp special meeting and vote in person, you will receive a ballot to vote at the meeting.

Even if you plan to attend the Farmers Bancorp special meeting, Farmers Bancorp requests that Farmers Bancorp shareholders vote by telephone, Internet, or by returning a completed and signed proxy card as soon as possible. Properly executed proxy cards will be voted at the Farmers Bancorp special meeting according to the instructions provided. If no instructions are given, proxies will be voted “FOR” the Farmers Bancorp merger proposal and “FOR” the Farmers Bancorp adjournment proposal.

If you hold shares in street name through a bank, broker, trustee, or other nominee, please follow the voting instructions provided by your nominee to determine whether you may vote by telephone or Internet.

Every vote is important. Accordingly, you should sign, date, and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the meeting. Submitting your proxy by mail, telephone, or Internet will not prevent you from voting in person at the meeting, as you may revoke your proxy at any time before it is voted.

Shares Held in Street Name

If your shares are held in “street name” through a bank, broker, trustee, or other nominee, you must instruct the bank, broker, trustee, or other nominee on how to vote your shares. Your bank, broker, trustee, or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker, trustee, or other nominee.

Further, banks, brokers, trustees or other nominees who hold shares of Farmers Bancorp common stock on behalf of their customers may not give a proxy to Farmers Bancorp to vote those shares with respect to any of the proposals without specific instructions from their customers, as banks, brokers, trustees and other nominees do not have discretionary voting power on the proposals that will be voted upon at the Farmers Bancorp special meeting, including the Farmers Bancorp merger proposal and the Farmers Bancorp adjournment proposal.

If you hold your shares of Farmers Bancorp common stock beneficially through a bank or broker, you must provide a legal proxy from your bank or broker in order to vote your shares of Farmers Bancorp common stock during the Farmers Bancorp special meeting. If you are unable to obtain a legal proxy to vote your shares of Farmers Bancorp common stock, you will still be able to attend the Farmers Bancorp special meeting (but will not be able to vote your shares of Farmers Bancorp common stock) so long as you demonstrate proof of stock ownership.

Revocation of Proxies

A Farmers Bancorp shareholder may revoke a proxy at any time before the shares are voted at the Farmers Bancorp special meeting.

If you are a Farmers Bancorp shareholder of record, you may revoke your proxy by:

•	Delivering written notice of revocation to: Bradley S. Cunningham, Corporate Secretary, 9 East Clinton Street, Frankfort, Indiana 46041;

•	Completing, signing, and returning a new proxy card with a later date before the date of the Farmers Bancorp special meeting, which automatically revokes any earlier dated proxy;

•	Changing your vote by telephone or Internet using the toll-free number or website listed on your proxy card by 11:59 p.m., Eastern Time, on Monday May 25, 2026, in which case the later submitted vote will be recorded and the earlier proxy revoked; or

•	Attending the Farmers Bancorp special meeting and voting in person (Simply attending without voting will not revoke your proxy).

If your shares of Farmers Bancorp common stock are held in street name through a bank, broker, or other nominee, you must follow the instructions provided by your nominee to revoke or change your vote.

Any proxy received by Farmers Bancorp after the shares have been voted vote will not affect the vote.

Solicitation of Proxies

Farmers Bancorp will pay the costs of soliciting its shareholders’ proxies, as well as all other costs incurred by it in connection with the solicitation of proxies from its shareholders on behalf of the Farmers Bancorp board. In addition to solicitation by mail, directors, officers, and employees of Farmers Bancorp may solicit proxies from Farmers Bancorp shareholders in person or by telephone, facsimile, or other electronic methods without compensation other than reimbursement for their actual expenses. Farmers Bancorp has engaged Georgeson LLC, 51 West 52nd Street, 6th Floor, New York, NY 10019, as its proxy solicitation firm. Such firm will be paid a fee of $12,500, plus approved and reasonable out-of-pocket expenses and certain additional fees.

Arrangements also will be made with custodians, nominees, and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and Farmers Bancorp will reimburse such custodians, nominees, and fiduciaries for their reasonable out of pocket expenses in connection therewith.

Other Matters to Come Before the Farmers Bancorp Special Meeting

Farmers Bancorp management knows of no other business to be presented at the Farmers Bancorp special meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the Farmers Bancorp board’s recommendations.

Questions and Additional Information

If a Farmers Bancorp shareholder has questions about the Farmers Bancorp merger proposal, or the process for voting, or if additional copies of this document or a replacement proxy card are needed, please contact Farmers Bancorp’s proxy solicitor, Georgeson LLC, by calling toll-free at (866) 766-8644.

Security Ownership of Management and Certain Beneficial Owners

The following table sets forth the beneficial ownership of Farmers Bancorp common stock as of the Farmers Bancorp record date by: (i) each director of Farmers Bancorp; (ii) Farmers Bancorp’s executive officers, and (iii) all directors and executive officers of Farmers Bancorp as a group. Unless otherwise specified, the address of each listed shareholder is c/o The Farmers Bancorp, Frankfort, Indiana 9 East Clinton Street, Frankfort, Indiana 46041. As of the Farmers Bancorp record date, no person known by Farmers Bancorp beneficially owned more than 5% of the outstanding Farmers Bancorp common stock.

The percentage of beneficial ownership is calculated in relation to the 1,830,312 shares of Farmers Bancorp common stock that were issued and outstanding as of the Farmers Bancorp record date. Beneficial ownership is determined in accordance with the rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities. Unless otherwise indicated, and subject to the voting agreements entered into with Richmond Mutual in connection with the merger (see “The Merger Agreement—Voting Agreements”), to Farmers Bancorp’s knowledge, the persons or entities identified in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Names and Offices Held with Farmers Bancorp and Farmers Bank (1)	Common Shares Beneficially Owned(2)		Percentage of Shares Outstanding
Gregory J. Cagnassola, Director	800		*
Christopher D. Cook, President and Chief Executive Officer	5,727	(3)	*
Thomas D. Crawford, Director	6,993	(4)	*
Bradley S. Cunningham, Executive Vice President and Chief Banking Officer	3,418	(5)	*
Barbara A. Cutillo, Chairperson of the Board of Directors	700		*
Kyle DeFur, Director	2,000		*
Matt Jackson, Director	400		*
Chad L. Kozuch, Executive Vice President and Chief Financial Officer	17,115	(6)	*
Daniel J. Lahrman, Director	16,118	(7)	*
James D. Moore, Director	22,032	(8)	1.2%
Edwin C. Sahm, Director	1,108		*
Carroll A. Valentino, Executive Vice President and Chief Operations Officer	1,065	(9)	*
Directors and Executive Officers as a group (12 individuals)	77,476	(10)	4.2%

* Less than 1%

(1)	The address of each person in the table is c/o Farmers Bancorp, 9 East Clinton Street, P.O. Box 129, Frankfort, Indiana 46041
(2)	Except as otherwise noted, may include shares held by or with such person’s spouse and minor children; shares held by any other relative of such person who has the same home; shares held by a family trust as to which such person is a trustee with sole voting and investment power (or shared power with a spouse); shares held in street name for the benefit of such person; or shares held in an Individual Retirement Account (“IRA”) or pension plan as to which such person has pass-through voting rights and investment power.
(3)	Includes 3,715 common shares held individually. Excludes 2,724 shares underlying Farmers Bancorp RSU Awards that have not yet vested but will become fully vested immediately prior to the effective time of the merger, and over which the individual has no voting or investment power.
(4)	Includes 5,993 common shares held jointly with his spouse and 1,000 common shares held individually.
(5)	Includes 3,418 common shares held jointly with his spouse. Excludes 1,609 shares underlying Farmers Bancorp RSU Awards that have not yet vested but will become fully vested immediately prior to the effective time of the merger, and over which the individual has no voting or investment power.

(Footnotes continued on following page.)

(6)	Includes 16,297 common shares held jointly with his spouse and 818 common shares held individually in his Roth IRA. Excludes 1,386 shares underlying Farmers Bancorp RSU Awards that have not yet vested but will become fully vested immediately prior to the effective time of the merger, and over which the individual has no voting or investment power.
(7)	Includes 16,118 common shares held jointly with his spouse.
(8)	Includes 7,832 common shares held jointly with his spouse; 1,188 common shares held by his spouse; 1,000 common shares held individually in his IRA; 1,000 common shares held in a trust in which Mr. Moore serves as trustee; 2,000 common shares held in another trust in which Mr. Moore serves as trustee; and 7,000 common shares held individually.
(9)	Includes 1,065 common shares held individually. Excludes 1,193 shares underlying Farmers Bancorp RSU Awards that have not yet vested but will become fully vested immediately prior to the effective time of the merger, and over which the individual has no voting or investment power.
(10)	Includes shares held by current directors and executive officers directly, in retirement accounts, in a fiduciary capacity or by certain affiliated entities or members of the named individuals’ families, with respect to which shares the named individuals and group may be deemed to have sole or shared voting and/or dispositive powers. Excludes 6,912 shares underlying Farmers Bancorp RSU Awards that have not yet vested but will become fully vested immediately prior to the effective time of the merger, and over which the individual has no voting or investment power.

FARMERS BANCORP PROPOSAL NO. 1
THE FARMERS BANCORP MERGER PROPOSAL

Pursuant to the merger agreement, Farmers Bancorp is asking Farmers Bancorp shareholders to approve the merger agreement. Information concerning the merger, including the respective reasons of the parties for the merger, the material effects of the adoption of the merger agreement, and the terms of the merger and the expected timing of its completion, is described under the sections entitled “The Merger” beginning on page 48 and “The Merger Agreement” beginning on page 82 of this document. A copy of the Merger Agreement is attached to this joint proxy statement/prospectus as Appendix A.

After careful consideration, the Farmers Bancorp board of directors, by a unanimous vote of all Farmers Bancorp directors, approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger, to be advisable and in the best interest of Farmers Bancorp and Farmers Bancorp shareholders. See “The Merger – Recommendation of the Farmers Bancorp Board of Directors and Reasons of Farmers Bancorp for the Merger beginning on page 51 for a more detailed discussion of the Farmers Bancorp board of directors’ recommendation.

The approval of the Farmers Bancorp merger proposal is a condition to the completion of the merger.

The Farmers Bancorp board of directors unanimously recommends a vote “FOR”
approval of the Farmers Bancorp merger proposal.

FARMERS BANCORP PROPOSAL NO. 2
THE FARMERS BANCORP ADJOURNMENT PROPOSAL

If, at the time of the Farmers Bancorp special meeting, there are insufficient votes to approve the Farmers Bancorp merger proposal, Farmers Bancorp shareholders may be asked to vote on a proposal to adjourn the meeting to a later date to allow additional time to solicit proxies. Farmers Bancorp’s board of directors does not currently intend to propose adjournment at the Farmers Bancorp special meeting if sufficient votes are received to approve the Farmers Bancorp merger proposal.

The Farmers Bancorp board of directors unanimously recommends a vote “FOR”
approval of the Farmers Bancorp adjournment proposal.

The Merger

General

The boards of directors of Richmond Mutual and Farmers Bancorp have approved the merger agreement providing for the merger of Farmers Bancorp with and into Richmond Mutual, with Richmond Mutual being the surviving entity, and the merger of Farmers Bank with and into First Bank, with First Bank being the surviving bank. We expect to complete the merger of Farmers Bancorp with and into Richmond Mutual during the quarter ending June 30, 2026.

Background of the Merger

As part of its ongoing oversight of Farmers Bancorp’s long-term strategic direction, the board of directors of Farmers Bancorp (the “Farmers Bancorp Board”) regularly reviews Farmers Bancorp’s business strategies, financial performance, and strategic alternatives with the goal of enhancing value for Farmers Bancorp’s shareholders and delivering high-quality services to Farmers Bank’s customers and communities. In fulfilling these responsibilities, the Farmers Bancorp Board evaluates trends and developments in the financial services industry, including competitive dynamics, regulatory developments, economic conditions, and the prospects and challenges associated with continuing as a standalone institution versus pursuing strategic alternatives, such as mergers, acquisitions, combinations, or capital raising transactions.

In recent years, the Farmers Bancorp Board and management have periodically discussed the challenges and opportunities facing Farmers Bancorp and Farmers Bank, including rising operating costs, regulatory and compliance obligations, technology investments, industry consolidation, competitive pressures in key markets, and general economic uncertainty. These discussions included evaluation of potential benefits and risks associated with remaining independent and those associated with strategic alternatives. As part of this evaluation, the Farmers Bancorp Board has considered a range of options, including remaining independent, an equity capital raise, as well as the potential financial and strategic implications of a business combination.

Richmond Mutual has historically sought strategic growth opportunities. In 2007, Richmond Mutual acquired Mutual Federal Bank located in Sidney, Ohio. Between 2015 and 2019, Richmond Mutual conducted several strategic reviews to assess potential transactions against long-term objectives. In 2023, the board of directors of Richmond Mutual (the “Richmond Mutual Board”) began internal discussions regarding market expansion, and over the next two years a strategic plan was developed.

On December 6, 2024, Garry D. Kleer, President and Chief Executive Officer of Richmond Mutual, contacted Christopher D. Cook, President and Chief Executive Officer of Farmers Bancorp, to request a meeting to discuss trends in the financial services industry and strategic considerations. That meeting took place on January 24, 2025. During the meeting, Mr. Kleer discussed the possibility of a strategic merger between Richmond Mutual and Farmers Bancorp, although no specific transaction terms were proposed.

Richmond Mutual and Farmers Bancorp have had prior business interactions, and senior executives of each organization are familiar with one another through industry events and professional engagements. Mr. Kleer and Mr. Cook have known each other for many years and had periodically discussed general industry and organizational developments prior to January 2025 without addressing a potential business combination.

In early 2025, Farmers Bancorp engaged Janney as its financial advisor and Amundsen Davis LLC (“Amundsen Davis”) as its outside legal counsel to assist the Farmers Bancorp Board in evaluating financial, strategic, legal, and regulatory considerations associated with potential transactions. Similarly, in March 2025, Richmond Mutual engaged KBW as its financial advisor and Silver, Freedman, Taff & Tiernan LLP (“Silver Freedman”) as its outside legal counsel in connection with a potential transaction with Farmers Bancorp.

During an executive session of the Farmers Bancorp Board on February 18, 2025, Mr. Cook informed the Board of his discussions with Mr. Kleer and the potential for a strategic merger with Richmond Mutual. Janney presented initial merger and acquisition data regarding comparable transactions and an initial financial model evaluating strategic alternatives, including a potential strategic merger with Richmond Mutual. Following discussion, the Farmers Bancorp Board determined that further evaluation of a potential strategic transaction was appropriate.

Between March and July 2025, the management teams and boards of both organizations engaged in a structured review and due diligence process. On March 18, 2025, Janney provided updated financial models to Mr. Cook, including projections reflecting a potential $50 million equity capital raise, which Mr. Cook believed would be necessary to fund Farmers Bancorp’s contemplated growth opportunities, and comparisons to a strategic merger with Richmond Mutual. On March 19, 2025, the Richmond Mutual Board held a meeting at which it discussed the merits of a strategic merger with Farmers Bancorp, determined to continue discussions with Farmers Bancorp and approved the engagement of KBW as Richmond Mutual’s financial advisor for the transaction.

On March 20, 2025, Mr. Cook and Ms. Cutillo, Chairperson of the Farmers Bancorp Board, attended a Richmond Mutual Board meeting to introduce themselves to the Richmond Mutual Board personally and explain more about the business and culture at Farmers Bancorp and Farmers Bank.

On March 25, 2025, the parties entered into a confidentiality agreement to facilitate the exchange of non-public information for purposes of evaluating a potential strategic transaction. The confidentiality agreement was entered into solely to facilitate due diligence and did not include any provisions restricting Farmers Bancorp from initiating or pursuing discussions with, or providing information to, other potential strategic partners, did not grant Richmond Mutual any exclusivity or matching rights, and did not obligate Farmers Bancorp to pursue a transaction with Richmond Mutual. Throughout the evaluation process, the Farmers Bancorp Board retained full discretion to consider alternative strategic transactions if it determined doing so would be in the best interests of Farmers Bancorp and its shareholders.

From April through August 2025, the Farmers Bancorp Board and Richmond Mutual Board and senior management of both companies conducted joint meetings to review financial models, projected cost savings, transaction-related expenses, governance arrangements, operational integration and management structures, as further discussed below.

On April 1, 2025, Janney provided additional valuation materials and an updated financial model to the Farmers Bancorp Board. On April 15, 2025, Janney and Amundsen Davis met with the Farmers Bancorp Board in executive session. At this meeting, Janney reviewed market conditions, merger and acquisition activity, and updated financial modeling, including assumptions regarding projected financial performance, estimated cost savings, and transaction-related expenses. Amundsen Davis reviewed the fiduciary duties and responsibilities of the Farmers Bancorp Board in connection with the consideration of a strategic merger. The Farmers Bancorp Board also discussed non-financial considerations, including potential governance arrangements for the combined organization, management structure, and branding considerations. Following these discussions, the Board authorized expanded due diligence, including a detailed loan file review.

On April 29, 2025, Mr. Kleer attended a Farmers Bancorp Board meeting to introduce himself to the Farmers Bancorp Board personally and explain more about the business and culture at Richmond Mutual and First Bank.

On May 7, 2025, Janney presented Mr. Cook with a comprehensive summary of the strategic discussions between the management teams of Richmond Mutual and Farmers Bancorp, including an overview of potential governance structures for the combined organization. On May 22, 2025, Farmers Bancorp and Janney received from Richmond Mutual and KBW a preliminary financial model illustrating a range of transaction values, including an implied exchange ratio of 3.20 shares of Richmond Mutual common stock for each share of Farmers Bancorp common stock, together with an illustrative range of exchange ratios of 2.80 to 3.60. During June and July 2025, representatives of Janney on behalf of Farmers Bancorp and representatives of KBW on behalf of Richmond Mutual reviewed and discussed the key modeling assumptions developed by the respective management teams of Richmond Mutual and Farmers Bancorp, including stand-alone financial forecasts, projected cost synergies, and estimated transaction-related expenses.

Mr. Cook and Mr. Kleer met on June 19, 2025, to discuss a proposed management organization for the combined entities. On July 14, 2025, the Richmond Mutual Board held a meeting at which it reviewed with representatives of KBW the financial and operational assumptions underlying Richmond Mutual’s preliminary transaction model and approved Richmond Mutual continuing to pursue the merger. Mr. Cook presented the proposed organizational structure for the combined company to the Farmers Bancorp Board on July 15, 2025. Members of management from both companies met again on August 13, 2025, to further discuss management structure and operational integration considerations.

On September 9, 2025, Mr. Kleer and Mr. Cook met to discuss proposed deal terms and conditions for a strategic merger, including the proposed exchange ratio. In connection with those discussions, Janney communicated to KBW the Farmers Bancorp Board’s view that an exchange ratio of 3.20 would not be acceptable. On September 16, 2025, Mr. Cook updated the Farmers Bancorp Board on the status of discussions with Richmond Mutual and the results of ongoing due diligence. Janney presented updated financial modeling, and management responded to questions from the Farmers Bancorp Board. The Farmers Bancorp Board considered the relative merits and risks of the strategic merger compared to other alternatives, including the anticipated impact on shareholder value, liquidity, and capital.

On September 18, 2025, Farmers Bancorp received a non-binding letter of interest (the “LOI”) from Richmond Mutual proposing an exchange ratio of 3.40 shares of Richmond Mutual common stock for each share of Farmers Bancorp common stock. On September 26, 2025, the Farmers Bancorp Board reviewed the LOI, with the assistance of Janney and Amundsen Davis. Janney reviewed Richmond Mutual’s financial condition, the proposed exchange ratio, and the anticipated benefits and risks of the transaction, including expected increased liquidity for Farmers Bancorp shareholders, regulatory and capital considerations, and an anticipated pro forma increase in dividends of the combined company. At the September 26, 2025 meeting, the Farmers Bancorp Board also considered whether to make a counteroffer with respect to the proposed exchange ratio. Janney noted that the proposed exchange ratio had already been negotiated upward from the initial modeling assumption of a 3.20 exchange ratio and that KBW had relayed that Richmond Mutual would not increase its offer further due to concerns regarding tangible book value per share dilution and the pay-to-trade ratio (which compares the valuation implied by the transaction to the company’s prevailing trading valuation). Mr. Cook also reported on the history of his discussions with Mr. Kleer regarding the exchange ratio. The Farmers Board held an extensive discussion regarding its desire that the color and shape of the Farmers Bank logo be utilized as the logo for the combined bank, understanding that the combined bank would have a name to be mutually agreed upon by First Bank and Farmers Bank. Following discussion, the Farmers Bancorp Board determined not to propose a counteroffer and approved proceeding with the transaction on the terms reflected in the LOI, subject to the negotiation and execution of a definitive merger agreement and with the stipulation regarding the name, shape of the logo, and color of the logo of the combined bank as discussed above.

On October 14, 2025, Richmond Mutual’s counsel, Silver Freedman, circulated an initial draft of the merger agreement to Amundsen Davis. The parties continued due diligence and negotiated the terms of the merger agreement and related documents. Silver Freedman circulated a revised draft of the merger agreement on October 27, 2025, reflecting responses to comments from Farmers Bancorp. On October 31, 2025, the Farmers Bancorp Board met with Janney and Amundsen Davis to review the revised draft of the merger agreement.

On November 6, 2025, the boards of directors of Richmond Mutual and First Bank met in a special joint session, with representatives of KBW and Silver Freedman also in attendance, to consider the merger agreement and related ancillary agreements. In advance of the meeting, the Richmond Mutual and First Bank boards of directors received materials, including substantially final drafts of the merger agreement and related transaction documents. During the meeting, Mr. Kleer and other executive officers of Richmond Mutual reviewed with the Richmond Mutual and First Bank boards the terms of the proposed merger, the status of negotiations, and the due diligence conducted by Richmond Mutual with respect to Farmers Bancorp. Representatives of Silver Freedman reviewed the material provisions of the draft definitive merger agreement and discussed with the directors their fiduciary duties under applicable law. Representatives of KBW reviewed the financial aspects of the proposed merger, including preliminary financial analyses that KBW had performed, and advised the Richmond Mutual Board that, assuming no material developments, KBW was prepared to render an opinion to the Richmond Mutual Board prior to signing of the merger agreement (which opinion was delivered on November 11, 2025) as to the fairness, from a financial point of view, to Richmond Mutual of the exchange ratio in the proposed merger. Following review of the materials and discussion, the Richmond Mutual Board determined that the merger agreement, the merger, and the other transactions contemplated thereby were advisable and in the best interests of Richmond Mutual and its shareholders and approved and adopted the merger agreement and the transactions contemplated thereby. In addition, the First Bank Board approved the merger of Farmers Bank with and into First Bank.

On November 11, 2025, the boards of directors of Farmers Bancorp and Farmers Bank, together with representatives of Janney and Amundsen Davis, met in a special joint session to consider the merger agreement and related ancillary agreements. At the meeting, representatives of Amundsen Davis reviewed the material provisions of the merger agreement, and Janney presented its analysis of the financial aspects of the proposed merger and rendered an oral opinion to the Farmers Bancorp Board to the effect that, as of the date of such opinion and subject to the assumptions, limitations, and other matters set forth therein, the exchange ratio in the proposed merger was fair, from a financial point of view, to the shareholders of Farmers Bancorp, which opinion was subsequently confirmed in writing. Among other matters, the Farmers Bancorp Board considered the terms and conditions of the merger agreement, the form and value of the consideration to be received by Farmers Bancorp shareholders, the market price and historical performance of Richmond Mutual’s common stock, prevailing market conditions, including comparable bank merger and acquisition transactions, and the potential effects of the merger on Farmers Bank’s employees and customers. The Farmers Bancorp Board also considered the merger agreement’s customary provisions restricting Farmers Bancorp from soliciting alternative acquisition proposals, subject to fiduciary exceptions permitting the Board to respond to and accept a superior proposal in accordance with its fiduciary duties, as well as provisions relating to termination rights and fees, in the context of its overall evaluation of the transaction. Following discussion and review of the materials presented, the boards of directors of Farmers Bancorp and Farmers Bank determined that the merger agreement, the merger, and the other transactions contemplated thereby were advisable and in the best interests of Farmers Bancorp and its shareholders. The Farmers Bancorp Board unanimously approved and adopted the merger agreement and the transactions contemplated thereby, and the Farmers Bank Board approved the merger of Farmers Bank with and into First Bank.

On November 11, 2025, KBW and Janney delivered their respective written opinions to the Richmond Mutual Board and the Farmers Bancorp Board, and the merger agreement and related ancillary agreements were executed and delivered by Richmond Mutual and Farmers Bancorp. The transaction was publicly announced on November 12, 2025.

Recommendation of the Farmers Bancorp Board of Directors and Reasons of Farmers Bancorp for the Merger

After careful consideration, the Farmers Bancorp Board, at a special meeting held on November 11, 2025, unanimously (i) approved and adopted the merger agreement and (ii) authorized and approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the merger. Accordingly, the Farmers Bancorp Board unanimously recommends that Farmers Bancorp shareholders vote “FOR” the Farmers Bancorp merger proposal and “FOR” the Farmers Bancorp adjournment proposal.

In reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the merger, and to recommend that Farmers Bancorp shareholders approve and adopt the Farmers Bancorp merger proposal, the Farmers Bancorp Board evaluated the merger agreement, the merger and the other transactions contemplated by the merger agreement in consultation with Farmers Bancorp management, as well as with Farmers Bancorp’s financial and legal advisors, and considered a number of factors, including the following:

•	each of Farmers Bancorp’s and Richmond Mutual’s business, operations, financial condition, stock performance, asset quality, earnings, markets and prospects;

•	the strategic rationale for the merger;

•	the fact that Farmers Bancorp and Richmond Mutual have similar strategic outlooks and corporate cultures;

•	the fact that Farmers Bancorp’s and Richmond Mutual’s respective geographic reach, products, customers and businesses complement each other, including strong community banking franchises, as well as minimal service area overlap;

•	the ability of the combined bank to have greater scale, with pro forma asset size of approximately $2.6 billion, that may enable it to attract additional customers and employees and have the ability to invest and spread increasing costs more effectively in technology, risk and compliance;

•	its view that the combined company will have the scale, resources and capabilities to drive technology and infrastructure investments to enhance the customer experience by leveraging the strengths of both Farmers Bancorp and Richmond Mutual;

•	the increased lending limits resulting from the increase in capital in the combined bank;

•	the fact that Farmers Bancorp shareholders will become shareholders of Richmond Mutual and will continue to share proportionately in the business successes of the legacy Farmers Bancorp business, including in any potential future change of control transaction involving Richmond Mutual;

•	the structure of the transaction as a strategic merger in which the Farmers Bancorp Board and management would have significant participation in the combined company as further described below;

•	the fact that, upon the closing, the combined company’s board of directors will include five (5) legacy Farmers Bancorp directors, including Ms. Cutillo, who will serve as Vice Chairperson of the board of directors of the combined company, out of a total of eleven (11) directors, which the Farmers Bancorp Board believes reflects the parties’ intent to complete a strategic merger and enhances the likelihood that the anticipated strategic benefits of the merger will be realized;

•	the fact that, upon the closing, certain senior members of Farmers Bancorp management will continue to serve in senior leadership roles in the resulting organization, including Mr. Cook as President of Richmond Mutual and President and Chief Executive Officer of the combined bank, Carroll Valentino as Chief Operations Officer of the combined bank, and Chad L. Kozuch as Chief Risk Officer of the combined bank; and the further fact that Mr. Cook, Mr. Kozuch, Ms. Valentino and Mr. Novak will each enter into change-in-control arrangements designed to provide incentives for them to remain with the combined company and the combined bank and to assist with the integration, growth and long-term success of the combined company and the combined bank;

•	its view that the combined company would have a stronger, deeper leadership team with complementary expertise to drive enhanced operational performance, strategic growth and risk management and its view that the combined company would have a strengthened ability to recruit and retain top-tier talent while offering colleagues more opportunities for career development and mobility;

•	the fact that Farmers Bancorp’s current headquarters in Frankfort, Indiana will become the headquarters for the combined bank;

•	the retention of the Farmers Bancorp logo and colors after the proposed merger;

•	its knowledge of the current and prospective environment in the financial services industry in general, including economic conditions and the regulatory environments, increased operating costs resulting from regulatory and compliance mandates, increasing competition from both banks and non-bank financial and financial technology firms, current financial market conditions and the likely effects of these factors on Farmers Bancorp’s and the combined company’s potential growth, development, productivity and strategic options;

•	its view that the merger will diversify Farmers Bancorp’s concentration in its existing markets;

•	its view that the cost savings and synergies created by the merger create material value for the Farmers Bancorp shareholders and enables reinvestment of additional capital;

•	its belief that the two companies’ corporate cultures and business philosophies are complementary and compatible, including with respect to corporate purpose, strategic focus, client service, credit, risk profiles, and its belief that the complementary cultures will facilitate the successful integration and implementation of the transaction;

•	the fact that both Farmers Bancorp and Richmond Mutual have similar commitments to their respective customers and communities;

•	its review of, and discussions with, Farmers Bancorp’s management regarding Farmers Bancorp’s due diligence examination of the operations, financial condition, credit quality, earnings, risk management and regulatory compliance programs, and prospects of Richmond Mutual;

•	the expectation that the required regulatory approvals could be obtained in a timely fashion;

•	the expectation that the transaction will be generally tax-free for United States federal income tax purposes to Farmers Bancorp shareholders;

•	the fact that the exchange ratio would be fixed, with no adjustment in the number of shares to be received by Farmers Bancorp shareholders as a result of possible increases or decreases in the trading price of Richmond Mutual stock following the announcement of the merger, which the Farmers Bancorp Board believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

•	its expectation that, upon consummation of the merger, Farmers Bancorp shareholders would own approximately 38% of the combined company on a fully diluted basis;

•	the fact that Farmers Bancorp common stock is relatively illiquid and that the proposed merger, if consummated, will provide Farmers Bancorp shareholders with the opportunity to own a more liquid security that is traded on NASDAQ;

•	its expectation that, based on anticipated dividend payments by the combined company, Farmers Bancorp shareholders will experience an immediate increase in dividends per share;

•	its expectation that the tangible book value dilution per share of Richmond Mutual common stock resulting from the transaction will be earned back in a reasonable period;

•	the fact that Farmers Bancorp shareholders will have an opportunity to vote on the merger agreement and the merger;

•	the ability of Farmers Bancorp, subject to the satisfaction of certain conditions in the merger agreement, to terminate the merger agreement to enter into a superior proposal upon payment of the termination fee; and

•	the opinion of Janney to the Farmers Bancorp Board, dated November 11, 2025, as to the fairness, from a financial point of view and as of the date of such opinion, to the holders of Farmers Bancorp common stock of the exchange ratio to be received in the proposed merger. See “—Opinion of Farmers Bancorp’s Financial Advisor” beginning on page 54.

The Farmers Bancorp Board also considered the potential risks associated with the transaction but concluded that the anticipated benefits of combining with Richmond Mutual were likely to outweigh these risks. These potential risks include, among others, the following:

•	the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of the two companies or as a result of the strength of the economy, general market conditions and competitive factors in the areas where Farmers Bancorp and Richmond Mutual operate businesses;

•	the terms of the merger agreement, which Farmers Bancorp reviewed with its legal advisor, including the provisions that, subject to certain limited exceptions, restrict Farmers Bancorp from soliciting or negotiating alternative acquisition proposals following execution of the merger agreement, and the representations, warranties, covenants, deal protection provisions and termination provisions contained therein;

•	the fact that the merger agreement obligates Farmers Bancorp to pay a termination fee if the merger agreement is terminated under certain circumstances;

•	the possible diversion of management attention and resources from other strategic opportunities and operational matters while working to implement the transaction and integrate the two companies;

•	the risk of losing key employees during the pendency of the merger and thereafter;

•	the restrictions on the conduct of Farmers Bancorp’s business during the period between execution of the merger agreement and the consummation of the merger, which could potentially delay or prevent Farmers Bancorp from undertaking business opportunities that might arise or certain other actions it might otherwise take with respect to its operations absent the pendency of the merger;

•	the potential effect of the merger on Farmers Bancorp’s overall business, including its relationships with customers, employees, suppliers and regulators;

•	the fact that Farmers Bancorp shareholders might receive a control premium in a sale of the company compared to this strategic merger transaction;

•	the possibility of encountering difficulties in achieving anticipated cost savings and synergies in the amounts currently estimated or within the time frame currently contemplated;

•	certain anticipated merger-related costs, which could also be higher than expected;

•	the regulatory and other approvals required in connection with the merger and the bank merger and the risk that such regulatory approvals will not be received or will not be received in a timely manner or may impose burdensome or unacceptable conditions that may adversely affect the anticipated operations, synergies and financial results of the combined company following the completion of the merger;

•	the potential for legal claims challenging the merger;

•	the risk that the merger may not be completed despite the combined efforts of Farmers Bancorp and Richmond Mutual or that completion may be unduly delayed, including as a result of delays in obtaining the required regulatory approvals; and

•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 20 and 27, respectively.

The foregoing discussion of the information, risks and factors considered by the Farmers Bancorp Board is not intended to be exhaustive but includes the material factors and risks considered by the Farmers Bancorp Board. In reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the merger, the Farmers Bancorp Board did not quantify or assign relative weights to the factors considered, and individual directors may have given different weight to different factors. The Farmers Bancorp Board considered these factors as a whole in evaluating the merger agreement and the transactions contemplated thereby, including the merger.

For the reasons described above, the Farmers Bancorp Board determined that the merger agreement and the transactions contemplated by the merger agreement are advisable, fair to, and in the best interests of Farmers Bancorp and the Farmers Bancorp shareholders, and approved the merger agreement and the transactions contemplated thereby, including the merger.

In considering the recommendation of the Farmers Bancorp Board, Farmers Bancorp shareholders should be aware that certain directors and executive officers of Farmers Bancorp may have interests in the merger that differ from, or are in addition to, the interests of Farmers Bancorp shareholders generally and may give rise to potential conflicts of interest. The Farmers Bancorp Board was aware of these interests and considered them in evaluating and negotiating the merger agreement and the transactions contemplated thereby, including the merger, and in recommending that Farmers Bancorp shareholders vote in favor of the Farmers Bancorp merger proposal. See “—Interests of Certain Farmers Bancorp Directors and Executive Officers in the Merger” beginning on page 75.

It should be noted that this explanation of the reasoning of the Farmers Bancorp Board, and all other information presented in this section, is forward-looking in nature and should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 27.

For the reasons set forth above, the Farmers Bancorp Board unanimously recommends that the holders of Farmers Bancorp common stock vote “FOR” the Farmers Bancorp merger proposal and “FOR” the Farmers Bancorp adjournment proposal at the Farmers Bancorp special meeting.

Opinion of Farmers Bancorp’s Financial Advisor

Farmers Bancorp engaged Janney to render financial advisory and investment banking services to the Farmers Bancorp Board, including delivery of an opinion to the Farmers Bancorp Board as to the fairness, from a financial point of view, of the exchange ratio to the holders of Farmers Bancorp common stock. Farmers Bancorp engaged Janney because Janney is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, Janney is regularly engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions and other corporate transactions.

As part of its engagement, representatives of Janney attended the meeting of the Farmers Bancorp Board held on November 11, 2025, at which the Farmers Bancorp Board evaluated the merger. At this meeting, Janney reviewed the financial aspects of the merger and rendered an oral opinion, which was subsequently confirmed in writing, to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Janney as set forth in the opinion, the exchange ratio to be received in the merger by the holders of Farmers Bancorp common stock was fair, from a financial point of view, to the Farmers Bancorp shareholders. The Farmers Bancorp Board unanimously adopted the merger agreement at such meeting.

The following description of the Janney fairness opinion is qualified in its entirety by reference to the full text of the opinion, which is attached as Appendix C to this joint proxy statement/prospectus and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Janney in preparing the opinion.

Janney’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was addressed to, the Farmers Bancorp Board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness to the holders of Farmers Bancorp common stock, from a financial point of view, of the exchange ratio to be received in the merger by the Farmers Bancorp shareholders. It did not address the underlying business decision of Farmers Bancorp to engage in the merger or enter into the merger agreement or constitute a recommendation to the Farmers Bancorp Board in connection with the merger, and it does not constitute a recommendation to any holder of Farmers Bancorp common stock as to how to vote in connection with the Farmers Bancorp merger proposal or any other matter. Janney also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of Farmers Bancorp, or any class of such persons, if any, relative to the compensation to be received in the merger by any other Farmers Bancorp shareholder.

Janney’s opinion was reviewed and approved by Janney’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority, Inc.

In connection with rendering the opinion described above, Janney reviewed, analyzed and familiarized itself with the financial condition, business, operations, assets, earnings, prospects and senior management's views as to the future financial performance of Farmers Bancorp and Richmond Mutual and the proposed terms of the merger. Janney reviewed, among other things:

•	a draft of the merger agreement, dated November 11, 2025;

•	certain publicly available financial statements and other historical financial information of Farmers Bancorp and its banking subsidiary, Farmers Bank, that Janney deemed relevant;

•	certain publicly available financial statements and other historical financial information of Richmond Mutual and its banking subsidiary, First Bank, that Janney deemed relevant;

•	certain financial projections for Farmers Bancorp and Richmond Mutual for the years ending December 31, 2025, through December 31, 2028, with long term-estimated annual earnings growth rates for the years ending December 31, 2029 and December 31, 2030, as provided by the senior management of Farmers Bancorp and Richmond Mutual;

•	the pro forma financial impact of the merger on Richmond Mutual based on certain assumptions relating to transaction expenses, cost savings and purchase accounting adjustments, as provided by the senior management of Farmers Bancorp and Richmond Mutual, as well as estimated net income for Farmers Bancorp and Richmond Mutual for the years ending December 31, 2025 through December 31, 2028 with long term-estimated annual earnings growth rates for the years ending December 31, 2029 and December 31, 2030, as provided by the senior management of Farmers Bancorp and Richmond Mutual, and relied upon by Janney at the direction of such management and with the consent of Farmers Bancorp and Richmond Mutual;

•	the publicly reported stock market performance, historical price and trading activity of Farmers Bancorp and Richmond Mutual common stock, including a comparison of certain stock market information for Farmers Bancorp and Richmond Mutual common stock and certain stock indices, as well as publicly available information for certain other similar companies, the securities of which are publicly traded;

•	a comparison of certain financial and market information for Farmers Bancorp and Richmond Mutual with similar financial institutions for which information is publicly available;

•	the nature and financial terms of the merger as compared with the nature and financial terms of certain other merger and business combinations in the banking industry;

•	the current market environment generally and the banking environment in particular;

•	discussions with members of Farmers Bancorp’s and Richmond Mutual’s senior management with respect to their respective operations, historical financial statements and future prospects; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Janney considered relevant.

Janney also performed such other financial analyses, studies and investigations as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally.

In conducting its review and arriving at its opinion, Janney relied upon and assumed the accuracy and completeness of all of the financial and other information and representations made or given by Farmers Bancorp and Richmond Mutual, and their respective officers, directors, auditors, counsel and other agents, and on publicly available filings, releases and other information issued by Farmers Bancorp and Richmond Mutual, including financial statements, financial projections and stock price data, as well as certain information from recognized independent sources, and did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. Janney relied upon the pro forma financial impact of the merger on Richmond Mutual, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies determined and provided by senior management of Farmers Bancorp and Richmond Mutual. Janney assumed that all forecasts and projections provided to Janney were reasonably prepared and reflected the best currently available estimates and good faith judgments of the management of Farmers Bancorp and Richmond Mutual as to their most likely future financial performance. Janney has further relied on the assurances of the respective management teams of Farmers Bancorp and Richmond Mutual that they are not aware of any facts or circumstances that would make any of this information inaccurate or misleading in any material respect. Janney relied on all this information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness the information.

Janney is not an expert in the independent verification of the adequacy of allowances for credit losses and Janney assumed, without independent verification, that the allowances for credit losses reported on the balance sheets of Farmers Bancorp and Richmond Mutual are adequate to cover such losses. In rendering its opinion, Janney did not review any individual loans or credit files.

Janney did not make an independent valuation of the quality of Farmers Bancorp’s or Richmond Mutual’s deposit base nor has Janney independently evaluated potential deposit concentrations or the deposit composition of Farmers Bancorp or Richmond Mutual. Janney did not make an independent valuation of the quality of Farmers Bancorp’s or Richmond Mutual’s investment securities portfolio nor has Janney independently evaluated potential concentrations in the investment portfolio of Farmers Bancorp or Richmond Mutual.

Janney assumed, in all respects material to its analyses:

•	that all of the representations and warranties of all parties contained in the merger agreement and all related agreements and documents were true and correct, that each party under the agreements and documents would perform all of the covenants required to be performed by such party under the agreements and documents, and that the conditions precedent in the agreements and documents would not be waived;

•	that the merger agreement (the final terms of which Janney had assumed would not differ in any respect material to Janney’s analyses from the draft version reviewed by Janney and referred to above) represented the entire agreement between the parties, that the merger agreement would not be modified or amended, and that its terms would not be superseded or supplemented by other agreements or documents, with no adjustments to the exchange ratio and with no other consideration or payments in respect of Farmers Bancorp common stock;

•	that in the course of obtaining the necessary regulatory approvals for the consummation of the merger, no conditions would be imposed that would materially affect Farmers Bancorp, Richmond Mutual, the combined entity or the contemplated benefits of the merger, including the cost savings expected to result from the merger; and

•	that the merger would be treated as a tax-free reorganization for federal income tax purposes.

Janney assumed that the merger would be consummated in a manner that complied with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules and regulations. Janney was further advised by representatives of Farmers Bancorp that Farmers Bancorp relied upon advice from its advisors (other than Janney) or other appropriate sources as to all legal, tax, regulatory and accounting matters. Janney did not provide advice with respect to any of these matters.

Janney’s opinion addressed only the fairness to the holders of Farmers Bancorp common stock, from a financial point of view, as of the date of the opinion, of the exchange ratio to be received in the merger by the Farmers Bancorp shareholders. Janney’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of the opinion and the information made available to Janney through that date and, accordingly, it speaks to no other date. Janney did not and does not have an obligation to update, revise or reaffirm its opinion. Janney’s opinion did not address, and Janney expressed no view or opinion with respect to:

•	the relative merits of the merger and the other business strategies that the Farmers Bancorp Board considered or may have considered;

•	the underlying business decision of the Farmers Bancorp Board to proceed with the merger;

•	the prices at which Farmers Bancorp’s securities or Richmond Mutual’s securities may trade at any time; or

•	any advice or recommendation provided by any other advisor to Farmers Bancorp.

Additionally, Janney assumed that the merger is, in all respects, lawful under applicable law. Further, Janney’s analyses and opinion, and the financial projections on which they were based, did not reflect changes in the operations and projections of Farmers Bancorp and Richmond Mutual subsequent to the date of Janney’s opinion.

In performing its analyses, Janney made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of Janney, Farmers Bancorp and Richmond Mutual. Any estimates contained in the analyses performed by Janney are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which the businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the Janney opinion was among several factors taken into consideration by the Farmers Bancorp Board in making its determination to approve the merger agreement and the transactions contemplated by the merger agreement. Consequently, the analyses described below should not be viewed as determinative of the decision of the Farmers Bancorp Board to approve the merger agreement and the transactions contemplated by the merger agreement. The type and amount of consideration payable in the merger were determined through negotiation between Farmers Bancorp and Richmond Mutual, and the decision for Farmers Bancorp to enter into the merger agreement was solely that of the Farmers Bancorp Board.

The following is a summary of the material financial analyses presented by Janney to the Farmers Bancorp Board in connection with Janney’s opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by Janney to the Farmers Bancorp Board but summarizes the material analyses performed and presented in connection with Janney’s opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytical process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Janney did not attribute any particular weight to any analysis or factor that it considered but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Janney believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

Summary of the Merger Consideration and Implied Transaction Metrics. Janney reviewed the financial terms of the merger. Pursuant to the terms of the merger agreement draft that Janney was provided, at the effective time of the merger, each share of Farmers Bancorp common stock issued and outstanding immediately prior to the effective time of the merger, except for certain shares as set forth in the merger agreement, will be converted into the right to receive a fixed exchange ratio of 3.40 shares of Richmond Mutual common stock. Based on this provision of the merger agreement, Janney calculated an aggregate implied transaction value of approximately $84.6 million and an implied purchase price per share of $45.87 consisting of the implied value of 1,844,075 shares of Farmers Bancorp common stock outstanding based on the closing price of Richmond Mutual common stock on November 7, 2025. The exchange ratio was determined by negotiations between Farmers Bancorp and Richmond Mutual, and was not recommended by Janney. Based upon financial information for Farmers Bancorp as of or for the last twelve-months (“LTM”) ended September 30, 2025, and the closing price of Richmond Mutual common stock on November 7, 2025, Janney calculated the following implied aggregate transaction metrics:

Transaction Value /Tangible Book Value:	103.8%
Transaction Value / LTM Earnings	8.5	x
Transaction Value / LTM Core Earnings(1):	7.8	x
Core Deposit Premium(2):	0.4%
Pay-To-Trade Ratio (x)	1.03	x

(1)	Core earnings exclude extraordinary items, nonrecurring revenues/expenses, gain/loss on sale of securities and amortization of intangibles.

(2)	Core deposits calculated as total deposits less certificates of deposit greater than $100,000.

Richmond Mutual Comparable Companies Analysis. Using publicly available information, Janney compared the financial performance, financial condition and market performance of Richmond Mutual to twenty-eight (28) public banks and bank holding companies headquartered nationwide with total assets between $1.2 billion and $2.0 billion, tangible common equity / tangible assets of 8.0% to 10.5%, and LTM core return on average tangible common equity of 0.0% to 15.0%, excluding mutuals and merger targets (the “Richmond Mutual comparable companies”).

The Richmond Mutual comparable companies were as follows:

Oak Valley Bancorp (OVLY)	The Adirondack Trust Company (ADKT)
Tri City Bankshares Corporation (TRCY)	Tri-County Financial Group, Inc. (TYFG)
Eagle Financial Services, Inc. (EFSI)	Ohio Valley Banc Corp. (OVBC)
Hawthorn Bancshares, Inc. (HWBK)	CB Financial Services, Inc. (CBFV)
CNB Corp. (CNBW)	Riverview Bancorp, Inc. (RVSB)
North Dallas Bank & Trust Co. (NODB)	Community Bancshares, Inc. (CNUN)
National Bankshares, Inc. (NKSH)	InBankshares, Corp (INBC)
First Farmers and Merchants Corporation (FFMH)	American Riviera Bancorp (ARBV)
Peoples Bancorp of North Carolina, Inc. (PEBK)	Summit Bank Group, Inc. (SBKO)
Citizens Community Bancorp, Inc. (CZWI)	Pacific Financial Corporation (PFLC)
Citizens Bancorp Investment, Inc. (CBTN)	CSB Bancorp, Inc. (CSBB)
First Commerce Bancorp, Inc. (CMRB)	Croghan Bancshares, Inc. (CHBH)
Foresight Financial Group, Inc. (FGFH)	First Capital, Inc. (FCAP)
Virginia National Bankshares Corporation (VABK)	Provident Financial Holdings, Inc. (PROV)

To perform this analysis, Janney used profitability data and other financial information as of, or for the most recent available completed fiscal quarter (“MRQ”), or LTM, and market price information as of November 7, 2025. Certain financial data prepared by Janney, as referenced in the tables presented below, may not correspond to the data presented in Richmond Mutual’s historical financial statements as a result of the different periods, assumptions and methods used by Janney to compute the financial data presented.

Janney’s analysis showed the following concerning the financial condition and performance of Richmond Mutual and the Richmond Mutual comparable companies for the LTM:

		Richmond Mutual Comparable Companies
(in % unless otherwise noted)	Richmond Mutual	Low	Average	Median	High
Total Assets ($MM)	1,525.6	1,230.8	1,604.7	1,601.6	1,995.4
Market Capitalization ($MM)	140.7	52.3	144.1	144.6	233.9
TCE / Tangible Assets	9.18	8.27	9.40	9.31	10.44
LTM Core ROAA(1)	0.71	0.30	0.89	0.86	1.29
LTM Core ROATCE(1)	8.06	3.35	9.97	10.20	14.39
LTM Efficiency Ratio	69.0	54.1	68.1	68.6	88.8
Loans / Deposits	106.8	51.8	81.7	82.4	119.7
NPAs / Assets(2)	0.43	0.00	0.39	0.25	1.63

(1)	Core return on average assets (“ROAA”) and return on average tangible common equity (“ROATCE”) excludes extraordinary items, nonrecurring revenues/expenses, gain/loss on sale of securities and amortization of intangibles.

(2)	Nonperforming assets (“NPA”) defined as nonaccrual loans and leases, restructured loans and leases, and real estate owned.

In addition, Janney’s analysis showed the following concerning the market performance of Richmond Mutual and the Richmond Mutual comparable companies:

		Richmond Mutual Comparable Companies
(in % unless otherwise noted)	Richmond Mutual	Low	Average	Median	High
Dividend Yield	4.45	0.00	2.64	2.60	5.89
Price / Tangible Book Value	100.4	36.4	97.9	106.0	130.1
Price / LTM Earnings Per Share (“EPS”) (x)	12.6	4.3	11.4	10.1	25.0

None of the Richmond Mutual comparable companies used as a comparison in the above analyses is identical to Richmond Mutual. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Farmers Bancorp Comparable Companies Analysis. Using publicly available information, Janney compared the financial performance, financial condition and market performance of Farmers Bancorp to ten (10) public banks and bank holding companies headquartered in the United States with total assets between $700 million and $2.0 billion, tangible common equity / tangible assets of 6.0% to 9.0% and LTM core return on average tangible common equity between 12.0% and 16.0%, excluding mutuals, merger targets and Russell 3000 constituents (the “Farmers Bancorp comparable companies”).

The Farmers Bancorp comparable companies were as follows:

Southern Michigan Bancorp, Inc. (SOMC)	Killbuck Bancshares, Inc. (KLIB)
Main Street Financial Services Corp. (MSWV)	United Bancorp, Inc. (UBCP)
Consumers Bancorp, Inc. (CBKM)	Westbury Bancorp, Inc. (WBBW)
Pontiac Bancorp, Inc. (PONT)	West Shore Bank Corp. (WSSH)
Cornerstone Bancorp Inc. (CNBP)	FCN Banc Corp. (FBVI)

To perform this analysis, Janney used profitability data and other financial information as of, or for the MRQ or LTM, and market price information as of November 7, 2025. Certain financial data prepared by Janney, as referenced in the tables presented below, may not correspond to the data presented in Farmers Bancorp’s historical financial statements as a result of the different periods, assumptions and methods used by Janney to compute the financial data so presented.

Janney’s analysis showed the following concerning the financial condition and performance of Farmers Bancorp and the Farmers Bancorp comparable companies for the LTM:

		Farmers Bancorp Comparable Companies
(in % unless otherwise noted)	Farmers Bancorp	Low	Average	Median	High
Total Assets ($MM)	1,119.0	777.3	1,057.5	953.9	1,665.1
Market Capitalization ($MM)	79.3	39.5	83.8	74.3	133.1
TCE / Tangible Assets	7.28	6.13	7.29	7.09	8.93
LTM Core ROAA(1)	1.02	0.70	0.94	0.91	1.27
LTM Core ROATCE(1)	14.47	12.12	13.50	12.82	15.97
LTM Efficiency Ratio	67.4	50.4	66.4	68.9	74.1
Loans / Deposits	89.4	71.7	81.5	79.1	93.4
NPAs / Assets(2)	0.22	0.00	0.16	0.07	0.60

(1)	Core ROAA and ROATCE excludes extraordinary items, nonrecurring revenues/expenses, gain/loss on sale of securities and amortization of intangibles.
(2)	NPA defined as nonaccrual loans and leases, restructured loans and leases, and real estate owned.

In addition, Janney’s analysis showed the following concerning the market performance of Farmers Bancorp and the Farmers Bancorp comparable companies:

		Farmers Bancorp Comparable Companies
(in % unless otherwise noted)	Farmers Bancorp	Low	Average	Median	High
Dividend Yield	3.72	0.00	2.91	3.07	5.92
Price / Tangible Book Value	97.4	85.6	109.6	107.5	128.0
Price / LTM EPS (x)	7.3	7.7	8.8	8.5	10.5

None of the Farmers Bancorp comparable companies used as a comparison in the above analyses is identical to Farmers Bancorp. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

In addition, Janney’s analysis compared pricing multiples for the merger to the implied merger pricing multiples of the Farmers Bancorp comparable companies on a per share basis. To account for an equity control premium, Janney applied a 24.4% premium to the Farmers Bancorp comparable companies based on the median three-day stock price premium for all bank and thrift merger transactions announced over the last 10 years as of November 7, 2025, based on data from the S&P Capital IQ Pro database.

		Farmers Bancorp Comparable Companies
(in % unless otherwise noted)	Farmers Bancorp	Minimum	Median	Maximum
Price / Tangible Book Value	103.8	106.5	133.7	159.2
Price / LTM EPS (x)	7.8	9.5	10.6	13.0
Core Deposit Premium	0.4	(0.5)	3.2	5.9

Select Transactions Analysis. Janney reviewed publicly available information related to three sets of selected U.S. bank transactions:

1.	Eleven (11) selected recent bank and thrift transactions announced since January 1, 2025, with target assets between $800 million and $1.6 billion and tangible common equity / tangible assets less than 10% (the “Recent Group”);

2.	Eight (8) selected merger of equals bank and thrift transactions announced since January 1, 2023, with target assets less than $5.0 billion (the “MOE Group”); and

3.	Thirteen (13) selected nationwide bank and thrift transactions announced since January 1, 2020, with target assets less than $2.0 billion and buyer to seller assets ratio of 1.00x – 1.75x, excluding all-cash transactions (the “Nationwide Group”).

All three sets of transactions excluded transactions without disclosed deal values.

Recent Group

Buyer Name	Target Name	Announcement Date
Undisclosed buyer	Solera National Bancorp, Inc.	10/30/25
First Mid Bancshares, Inc.	Two Rivers Financial Group, Inc.	10/30/25
ServBanc Holdco, Inc.	IF Bancorp, Inc.	10/30/25
Third Coast Bancshares, Inc.	Keystone Bancshares, Inc.	10/22/25
Mid Penn Bancorp, Inc.	1st Colonial Bancorp, Inc.	9/24/25
Equity Bancshares, Inc.	Frontier Holdings, LLC	9/2/25
Bank First Corporation	Centre 1 Bancorp, Inc.	7/18/25
Investar Holding Corporation	Wichita Falls Bancshares, Inc.	7/1/25
TowneBank	Old Point Financial Corporation	4/3/25
Equity Bancshares, Inc.	NBC Corp. of Oklahoma	4/2/25
Glacier Bancorp, Inc.	Bank of Idaho Holding Company	1/13/25

MOE Group

Buyer Name	Target Name	Announcement Date
Ballston Spa Bancorp, Inc.	NBC Bancorp, Inc.	9/24/25
Mifflinburg Bancorp, Inc.	Northumberland Bancorp	9/25/24
Southern California Bancorp	California BanCorp	1/30/24
Orrstown Financial Services, Inc.	Codorus Valley Bancorp, Inc.	12/12/23
Burke & Herbert Financial Services Corp.	Summit Financial Group, Inc.	8/24/23
CCFNB Bancorp, Inc.	Muncy Bank Financial, Inc.	4/18/23
Wayne Savings Bancshares, Inc.	Main Street Financial Services Corp.	2/23/23
LINKBANCORP, Inc.	Partners Bancorp	2/22/23

Nationwide Group

Buyer Name	Target Name	Announcement Date
Ballston Spa Bancorp, Inc.	NBC Bancorp, Inc.	9/24/25
Investar Holding Corporation	Wichita Falls Bancshares, Inc.	7/1/25
ChoiceOne Financial Services, Inc.	Fentura Financial, Inc.	7/25/24
West Coast Community Bancorp	1st Capital Bancorp	5/20/24
Southern California Bancorp	California BanCorp	1/30/24
Bancorp 34, Inc.	CBOA Financial, Inc.	4/27/23
CCFNB Bancorp, Inc.	Muncy Bank Financial, Inc.	4/18/23
Wayne Savings Bancshares, Inc.	Main Street Financial Services Corp.	2/23/23
InBankshares, Corp	Legacy Bank	11/30/21
SouthPoint Bancshares, Inc.	Merchants Financial Services, Inc.	8/25/21
Hanover Bancorp Inc.	Savoy Bank	8/27/20
Broadway Financial Corporation	CFBanc Corporation	8/26/20
Blue Ridge Bankshares, Inc.	Bay Banks of Virginia, Inc.	8/13/20

For each selected transaction, Janney derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the respective transaction:

•	Transaction price per share of common stock to tangible book value per share of common stock of the acquired company;

•	Transaction price per share of common stock to LTM core earnings per share (excludes extraordinary items, nonrecurring revenues/expenses, gain/loss on sale of securities and amortization of intangibles); and

•	Core deposit premium.

The above transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the merger based on the aggregate transaction value for the merger of $84.6 million, as described above, and using historical financial information for Farmers Bancorp as of or for the last twelve months ended September 30, 2025.

The results of the analysis are set forth in the following tables:

Recent Group

		Farmers Bancorp Selected Comparable Transactions
(in % unless otherwise noted)	Farmers Bancorp	Minimum	Median	Maximum
Deal Value / Tangible Book Value	103.8	66.4	120.0	230.8
Deal Value / LTM EPS (x)	8.5	3.1	14.2	28.6
Core Deposit Premium	0.4	(4.7)	2.7	8.3
Pay-to-Trade (x)	1.03	0.78	0.99	1.15

MOE Group

		Farmers Bancorp Selected Comparable Transactions
(in % unless otherwise noted)	Farmers Bancorp	Minimum	Median	Maximum
Deal Value / Tangible Book Value	103.8	71.2	117.8	126.7
Deal Value / LTM EPS (x)	8.5	6.5	10.5	29.1
Core Deposit Premium	0.4	(3.0)	2.0	4.5
Pay-to-Trade (x)	1.03	0.90	0.99	1.14

Nationwide Group

		Farmers Bancorp Selected Comparable Transactions
(in % unless otherwise noted)	Farmers Bancorp	Minimum	Median	Maximum
Deal Value / Tangible Book Value	103.8	77.1	120.1	149.7
Deal Value / LTM EPS (x)	8.5	8.8	13.0	32.8
Core Deposit Premium	0.4	(2.8)	2.6	16.5
Pay-to-Trade (x)	1.03	0.72	1.01	1.24

No company or transaction used as a comparison in the above selected transactions analysis is identical to Farmers Bancorp, Richmond Mutual or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgment concerning differences in financial and operating characteristics of the companies involved.

Pro Forma Financial Impact Analysis and Capital Ratios. Janney performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Farmers Bancorp and Richmond Mutual. Using closing balance sheet estimates as of March 31, 2026 for Farmers Bancorp and Richmond Mutual provided by Farmers Bancorp and Richmond Mutual management, Farmers Bancorp and Richmond Mutual management earnings estimates for 2025 through 2028, assumed long term earnings growth rates provided by Farmers Bancorp and Richmond Mutual management, and pro forma assumptions (including, without limitation, purchase accounting adjustments, cost savings and related expenses expected to result from the merger) provided by Richmond Mutual management, Janney analyzed the estimated financial impact of the merger on certain projected financial and operating results. This analysis indicated that the merger could be (i) accretive to Richmond Mutual’s 2026, 2027 and 2028 estimated EPS, and (ii) dilutive to Richmond Mutual’s estimated tangible book value per share at closing. Furthermore, the analysis indicated that, pro forma for the merger, Richmond Mutual’s tangible common equity to tangible assets ratio, leverage ratio, common equity Tier 1 ratio, Tier 1 risk-based capital ratio, and total risk-based capital ratio at closing would be above those required to be deemed “well capitalized” under regulatory guidelines. For all of the above analyses, the actual results achieved by Richmond Mutual following the merger may vary from the projected results, and the variations may be material.

Discounted Cash Flow Analysis. Janney performed a discounted cash flow analysis to estimate a range for the implied equity value of Farmers Bancorp. In this analysis, the future cash flows are derived from Farmers Bancorp’s financial budget and management estimates and discounted back. Cash flows include projected cash dividends as well as an assumed value of one share at the end of year five using both earnings and tangible book value multiples. The range of discount rates for Farmers Bancorp was determined using the Capital Asset Pricing Model, which takes into account certain factors such as the current risk-free rate determined using the 10-year Treasury Rate on November 7, 2025 of 4.17%, the beta of Farmers Bancorp stock compared to the broader market, the Full-Information Beta for commercial banks from the Kroll U.S. Cost of Capital Navigator of 1.00, the Historical Long-Term Market Risk Premium from the Kroll U.S. Cost of Capital Navigator of 7.31%, and the Micro Cap Size Premium from the Kroll U.S. Cost of Capital Navigator of 2.66%. The discount rate resulting from this method was approximately 14.0%.

The ranges of values were derived by adding (i) the present value of the estimated earnings and cash dividends that Farmers Bancorp could generate over the five-year period from 2026 to 2030, if any, above a tangible common equity to tangible asset ratio of 9.00%, and (ii) the present value of Farmers Bancorp’s implied terminal value at the end of such period. In calculating the net present value of Farmers Bancorp using the earnings multiple, the range of price to earnings ratios used to determine possible future stock prices was 7.0x to 11.0x LTM earnings, with a midpoint of 9.0x. The midpoint multiple approximates median multiples in the peer group analysis. This discounted cash flow analysis resulted in a range of implied values per share of Farmers Bancorp common stock of $47.26 per share to $81.50 per share with a midpoint of $63.19 per share. In calculating the net present value of Farmers Bancorp using the tangible book value multiple, the range of price to tangible book value ratios used to determine possible future stock prices was 90% to 130% of tangible book value, with a midpoint of 110%. The midpoint multiple approximates median multiples in the peer group analysis. This discounted cash flow analysis resulted in a range of implied values per share of Farmers Bancorp common stock of $42.19 per share to $67.18 per share with a midpoint of $53.85 per share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of this methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Farmers Bancorp or the pro forma combined company.

Janney’s Relationship with Farmers Bancorp. Janney is acting as financial advisor to Farmers Bancorp in connection with the merger and has not acted as an advisor to or agent of any other person. As part of its investment banking business, Janney is regularly engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, Janney has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its broker-dealer businesses, and further to certain existing sales and trading relationships between each of Farmers Bancorp and Richmond Mutual and Janney, Janney and its affiliates may from time to time purchase securities from, and sell securities to, Farmers Bancorp and Richmond Mutual, and as a market maker in securities, Janney and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Farmers Bancorp or Richmond Mutual for its own accounts and for the accounts of its customers and clients. Janney employees may also from time to time maintain individual positions in Farmers Bancorp common stock and/or Richmond Mutual common stock.

Pursuant to the Janney engagement agreement, Farmers Bancorp agreed to pay Janney a cash fee equal to 1.50% of the implied transaction value of the merger, or approximately $1,250,000; $25,000 of which became payable before the rendering of Janney’s opinion, $150,000 of which became payable concurrently with the rendering of Janney’s opinion, and the balance of which is contingent upon the consummation of the merger. Janney’s fee for rendering the fairness opinion was not contingent upon Janney reaching any particular conclusion. Farmers Bancorp also agreed to reimburse Janney for reasonable out-of-pocket expenses and disbursements incurred in connection with its engagement and to indemnify Janney against certain liabilities relating to or arising out of Janney’s engagement or Janney’s role in connection therewith. In January 2026, Janney’s financial services investment banking business was sold to Brean Capital, LLC (“Brean Capital”). Farmers Bancorp consented to Janney’s assignment of the Janney engagement agreement to Brean Capital. As such, the final fee will be paid by Farmers Bancorp to Brean Capital.

Janney has not had any material financial advisory and investment banking relationship with Farmers Bancorp or Richmond Mutual during the past two years in which compensation was received or was intended to be received as a result of the relationship between Janney, on the one hand, and Farmers Bancorp or Richmond Mutual, on the other hand. Brean Capital may provide investment banking services to Richmond Mutual in the future (and to Farmers Bancorp, if the merger is not consummated), although there is no agreement to do so.

Recommendation of Richmond Mutual’s Board of Directors and Reasons of Richmond Mutual for the Merger

Richmond Mutual’s board of directors has approved the merger agreement and recommends that Richmond Mutual shareholders vote “FOR” approval of the Richmond Mutual merger proposal.

In evaluating the merger agreement, the merger and related transactions, the Richmond Mutual board of directors consulted with Richmond Mutual’s senior management and financial advisor with respect to financial matters, and Richmond Mutual’s outside legal counsel as to its legal duties and the terms of the merger agreement. The Richmond Mutual board of directors believes that combining with Farmers Bancorp will create a stronger organization that will provide significant benefits to Richmond Mutual’s shareholders and clients. The merger will enable Richmond Mutual to expand and strengthen its banking presence in Indiana.

During its deliberation regarding the approval of the merger agreement, the board of directors of Richmond Mutual considered a number of factors, including, but not limited to, the following:

•	its belief that combining the two companies would create a larger and more diversified financial institution that is both better equipped to respond to economic and industry developments and better positioned to develop and build on its existing market position in Indiana;

•	the fact that Richmond Mutual has been, at times, removed from the Russell 2000 Index in the past because its market capitalization was no longer among the largest exchange-listed stocks in the United States, and the prospect that the combined company could remain part of the Russell 2000 Index in 2026 and thereafter as a result of the increased market capitalization resulting from the merger;

•	Richmond Mutual’s management’s view that the merger will allow for greater opportunities for Richmond Mutual’s clients, customers and other constituencies, and that the potential synergies, low loan and deposit concentration levels allowing greater growth in all classes of commercial lending, deposit gathering, and diversification resulting from the merger will enhance product offerings and customer service;

•	the prices paid and the terms of other recent comparable combinations of banks and bank holding companies;

•	Richmond Mutual’s board’s review and discussions with Richmond Mutual’s management and advisors concerning Richmond Mutual’s due diligence examination of the operations, financial condition and regulatory compliance programs and prospects of Farmers Bancorp.

•	Farmers Bancorp’s strong existing customer deposit base and reputation for providing quality customer service;

•	the compatibility of the merger with Richmond Mutual’s long-term community banking strategy;

•	Farmers Bancorp’s branch locations in the Frankfort Indiana area will complement Richmond Mutual’s existing footprint;

•	the potential for internal growth due to the ability of the combined company to offer a broader array of products and services to Farmers Bancorp’s customers;

•	the opinion of KBW, Richmond Mutual’s financial advisor, dated November 11, 2025, to the Richmond Mutual board, as to the fairness, from a financial point of view and as of the date of the opinion, to Richmond Mutual of the exchange ratio in the merger, as more fully described under “— Opinion of Richmond Mutual’s Financial Advisor,” below;

•	Richmond Mutual’s management’s prior record of integrating acquired financial institutions.

Richmond Mutual’s assumptions are a result of its present assessment of where savings could be realized based upon the present independent operations of Farmers Bancorp. Actual savings in some or all of these areas could be higher or lower than currently expected. In reaching its decision to approve the merger agreement, Richmond Mutual’s board of directors also considered the risks associated with the transaction, and, after due consideration, concluded that the potential benefits of the proposed transaction outweighed the risks associated with the proposed transaction.

The foregoing information and factors considered by Richmond Mutual’s board of directors are not intended to be exhaustive. In view of the variety of factors and the amount of information considered, Richmond Mutual’s board of directors did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in approving the transaction. In addition, individual members of Richmond Mutual’s board of directors may have given different weights to different factors. Richmond Mutual’s board of directors considered all of these factors as a whole, and overall considered them to be favorable to, and to support, its determination.

Opinion of Richmond Mutual’s Financial Advisor

Richmond Mutual engaged KBW to render financial advisory and investment banking services to Richmond Mutual, including an opinion to the Richmond Mutual board as to the fairness, from a financial point of view, to Richmond Mutual of the exchange ratio in the proposed merger. Richmond Mutual selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the proposed merger. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holdings companies and their securities in connection with mergers and acquisitions.

As part of its engagement, KBW rendered a written opinion, dated November 11, 2025, to the Richmond Mutual board to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to Richmond Mutual.

The description of the opinion set forth below is qualified in its entirety by reference to the full text of KBW’s written opinion, which is attached as Appendix B to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was prepared for the information of, and directed to, the Richmond Mutual board (in its capacity as such) in connection with its evaluation of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio in the merger to Richmond Mutual. It did not address the underlying business decision of Richmond Mutual to engage in the merger or enter into the merger agreement or constitute a recommendation to the Richmond Mutual board of directors in connection with the merger, and it does not constitute a recommendation to any holder of Richmond Mutual common stock or any shareholder of any other entity as to how to vote or act in connection with the merger or any other matter, nor does it constitute a recommendation as to whether or not any such shareholder should enter into a voting, shareholders’, affiliates’ or other agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, KBW reviewed, analyzed, and relied upon material bearing upon the financial and operating condition of Richmond Mutual and Farmers Bancorp and bearing upon the merger, including, among other things:

•	a draft of the merger agreement dated November 3, 2025 (the most recent draft made available to KBW);

•	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2024 of Richmond Mutual;

•	the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025 of Richmond Mutual;

•	certain unaudited financial results for the fiscal quarter ended September 30, 2025 of Richmond Mutual (contained in the Current Report on Form 8-K filed by Richmond Mutual on October 23, 2025);

•	the audited financial statements for the three fiscal years ended June 30, 2025 of Farmers Bancorp;

•	the unaudited quarterly financial statements for the quarter ended September 30, 2025 of Farmers Bancorp;

•	certain regulatory filings of Richmond Mutual and Farmers Bancorp and their respective subsidiaries, including as applicable, the quarterly reports on Form FR Y-9C or semi-annual reports on Form FR Y-9SP and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three-year period ended December 31, 2024 and the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025;

•	certain other interim reports and other communications of Richmond Mutual and Farmers Bancorp to their respective shareholders; and

•	other financial information concerning the respective businesses and operations of Richmond Mutual and Farmers Bancorp furnished to KBW by Richmond Mutual and Farmers Bancorp or that KBW was otherwise directed to use for purposes of its analysis.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of Richmond Mutual and Farmers Bancorp;

•	the assets and liabilities of Richmond Mutual and Farmers Bancorp;

•	a comparison of certain financial and stock market information of Richmond Mutual and Farmers Bancorp with similar information for certain other companies, the securities of which are publicly traded;

•	financial and operating forecasts and projections of Farmers Bancorp that were prepared by Farmers Bancorp management, provided to and discussed with KBW by such management, and used and relied upon by KBW based on such discussions at the direction of Richmond Mutual management, and with the consent of the Richmond Mutual board;

•	financial and operating forecasts and projections of Richmond Mutual prepared by Richmond Mutual management, as well as assumed Farmers Bancorp long-term growth rates, all of which information was provided to and discussed with KBW by Richmond Mutual management, and used and relied upon by KBW at the direction of such management and with the consent of the Richmond Mutual board; and

•	estimates regarding certain pro forma financial effects of the merger on Richmond Mutual (including, without limitation, the cost savings expected to result or be derived from the merger) that were prepared by Richmond Mutual management, provided to and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management and with the consent of the Richmond Mutual board.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions held by the managements of Richmond Mutual and Farmers Bancorp regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or discussed with KBW or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied, with the consent of Richmond Mutual, upon the management of Farmers Bancorp as to the reasonableness and achievability of the financial and operating forecasts and projections of Farmers Bancorp referred to above (and the assumptions and bases therefor), and KBW assumed that such forecasts and projections were reasonably prepared and represented the best currently available estimates and judgments of such management and that such forecasts and projections would be realized in the amounts and in the time periods estimated by such management. KBW further relied upon Richmond Mutual management as to the reasonableness and achievability of the financial and operating forecasts and projections of Richmond Mutual, the assumed Farmers Bancorp long-term growth rates and the estimates regarding certain pro forma financial effects of the merger on Richmond Mutual (including, without limitation, the cost savings expected to result or be derived from the merger), all as referred to above (and the assumptions and bases for all such information), and KBW assumed that such information were reasonably prepared and represented the best currently available estimates and judgments of Richmond Mutual management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated by such management.

It is understood that the foregoing financial information of Richmond Mutual and Farmers Bancorp that was provided to KBW was not prepared with the expectation of public disclosure and that all of the foregoing financial information was based on numerous variables and assumptions that are inherently uncertain and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of Richmond Mutual and Farmers Bancorp and with the consent of the Richmond Mutual board, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business, or prospects of either Richmond Mutual or Farmers Bancorp since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for credit losses and KBW assumed, without independent verification and with Richmond Mutual’s consent, that the aggregate allowances for credit losses for each of Richmond Mutual and Farmers Bancorp are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Richmond Mutual or Farmers Bancorp, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Richmond Mutual or Farmers Bancorp under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. KBW made note of the classification by each of Richmond Mutual and Farmers Bancorp of its loans and owned securities as either held to maturity or held for investment, on the one hand, or held for sale or available for sale, on the other hand, and also reviewed reported fair value marks-to-market and other reported valuation information, if any, relating to such loans or owned securities contained in the respective financial statements of Richmond Mutual and Farmers Bancorp, but KBW expressed no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as KBW’s view of the actual value of any companies or assets.

KBW assumed, in all respects material to its analyses:

•	that the merger and any related transactions (including, without limitation, the bank merger) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to its analyses from the draft reviewed by KBW and referred to above), with no adjustments to the exchange ratio and with no other consideration or payments in respect of Farmers Bancorp common stock;

•	that the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

•	that each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•	that there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transactions and that all conditions to the completion of the merger and any related transactions would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

•	that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Richmond Mutual, Farmers Bancorp or the pro forma entity, or the contemplated benefits of the merger, including without limitation the cost savings expected to result or be derived from the merger.

KBW assumed that the merger would be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules, and regulations. KBW was further advised by representatives of Richmond Mutual that Richmond Mutual relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Richmond Mutual, Farmers Bancorp, the merger and any related transaction and the merger agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of such opinion, of the exchange ratio in the merger to Richmond Mutual. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transaction (including the bank merger), including without limitation, the form or structure of the merger or any such related transaction, any consequences of the merger or any related transaction to Richmond Mutual, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger, any such related transaction, or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of the opinion and the information made available to KBW through the date hereof. There is currently significant volatility in the stock and other financial markets arising from global tensions and political division, economic uncertainty, recently announced actual or threatened imposition of tariff increases, inflation, and prolonged higher interest rates. Developments subsequent to the date of KBW’s opinion may have affected, and may affect the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise, or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•	the underlying business decision of Richmond Mutual to engage in the merger or enter into the merger agreement;

•	the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Richmond Mutual or the Richmond Mutual board;

•	any business, operational or other plans with respect to Farmers Bancorp or the pro forma entity that may be currently contemplated by Richmond Mutual or the Richmond Mutual board or that may be implemented by Richmond Mutual or the Richmond Mutual board subsequent to the closing of the merger;

•	the fairness of the amount or nature of any compensation to any of Richmond Mutual’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Richmond Mutual common stock or relative to the exchange ratio;

•	the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Richmond Mutual, Farmers Bancorp or any other party to any transaction contemplated by the merger agreement;

•	the actual value of Richmond Mutual common stock to be issued in connection with the merger;

•	the prices, trading range, or volume at which Richmond Mutual common stock or Farmers Bancorp common stock would trade following the public announcement of the merger or the prices, trading range, or volume at which Richmond Mutual common stock would trade following the consummation of the merger;

•	any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or

•	any legal, regulatory, accounting, tax or similar matters relating to Richmond Mutual, Farmers Bancorp, any of their respective shareholders, or relating to or arising out of or as a consequence of the merger or any other related transaction (including the bank merger), including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Richmond Mutual and Farmers Bancorp. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, KBW’s opinion was among several factors taken into consideration by the Richmond Mutual board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Richmond Mutual board of directors with respect to the fairness of the exchange ratio. The type and amount of consideration payable in the merger were determined through negotiation between Richmond Mutual and Farmers Bancorp and the decision of Richmond Mutual to enter into the merger agreement was solely that of the Richmond Mutual board of directors.

The following is a summary of the material financial analyses provided by KBW to the Richmond Mutual board of directors in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation materials provided by KBW to the Richmond Mutual board, but summarizes the material analyses performed and provided in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

For purposes of the financial analyses described below, KBW utilized an indicative transaction value for the proposed merger of $44.71 per share of outstanding Farmers Bancorp common stock, or approximately $82.4 million in the aggregate, based on the exchange ratio of 3.4 shares of Richmond Mutual common stock for each share of Farmers Bancorp common stock in the proposed merger and the closing price of Richmond Mutual common stock on November 10, 2025. In addition to the financial analyses described below, KBW reviewed with the Richmond Mutual board of directors for informational purposes, among other things, an implied transaction multiple for the proposed merger (based on the implied transaction value for the proposed merger of $44.71 per share of outstanding Farmers Bancorp common stock) of 5.3x Farmers Bancorp’s estimated 2027 earnings per share (“EPS”) using financial forecasts and projections of Farmers Bancorp provided by Farmers Bancorp management.

Richmond Mutual and Farmers Bancorp Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition, and market performance of Richmond Mutual and Farmers Bancorp to 14 selected major exchange-traded banks headquartered in the Midwest region of the United States with total assets between $500 million and $2.5 billion. Merger targets were excluded from the selected companies.

The selected companies were as follows (shown in descending order of total assets by column):

Waterstone Financial, Inc.	Citizens Community Bancorp, Inc.
Isabella Bank Corporation	Landmark Bancorp, Inc.
LCNB Corp.	Ohio Valley Banc Corp.
CF Bankshares Inc.	SB Financial Group, Inc.
Ames National Corporation	First Capital, Inc.
Finward Bancorp	United Bancorp, Inc.
Hawthorn Bancshares, Inc.	Central Plains Bancshares, Inc.

To perform this analysis, KBW used profitability and other financial information for the most recent completed fiscal quarter (“MRQ”) or latest 12 months (“LTM”) available or as of the end of such periods and market price information as of November 10, 2025. KBW also used 2026 and 2027 EPS estimates taken from financial forecasts and projections of Richmond Mutual provided by Richmond Mutual management, financial forecasts and projections of Farmers Bancorp provided by Farmers Bancorp management and consensus “street estimates” for the selected companies to the extent publicly available (consensus “street” estimates of 2026 EPS were not publicly available for seven of the selected companies and consensus “street” estimates of 2027 EPS were not publicly available for nine of the selected companies). Where consolidated holding company level financial data for Richmond Mutual, Farmers Bancorp and the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios (subsidiary bank level data necessary to calculate Common Equity Tier 1 (“CET1”) Ratio and Total Capital Ratio was also not available for Farmers Bancorp and two of the selected companies). Certain financial data presented in the tables below may not correspond to the data presented in Richmond Mutual’s and Farmers Bancorp’s historical financial statements, or the data presented under the section “The Merger — Opinion of Farmers Bancorp’s Financial Advisor,” as a result of the different periods, assumptions and methods used to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Richmond Mutual, Farmers Bancorp and the selected companies:

			Selected Companies
	Richmond Mutual	Farmers Bancorp	75th Percentile	Median	Average	25th Percentile
LTM Core Pre-Tax, Pre-Provision Return on Average Assets(1)	0.98%	1.20%	1.50%	1.30%	1.22%	1.02%
LTM Core Return on Average Assets(1)	0.71%	0.99%	1.17%	0.95%	0.94%	0.77%
LTM Core Return on Average Tangible Common Equity(1)	8.1%	13.3%	13.9%	11.5%	11.1%	8.6%
LTM Fully-Taxable Equivalent Net Interest Margin	2.87%	3.41%	3.63%	3.37%	3.26%	2.93%
LTM Fee Income / Revenue	10.4%	17.0%	22.9%	18.0%	21.5%	16.3%
LTM Efficiency Ratio	69.0%	67.4%	63.5%	67.8%	68.2%	74.3%

(1)	Core metrics excluded extraordinary items, non-recurring items, and gains / (losses) on sale of securities, non-controlling interest and amortization of intangible and goodwill impairment.

KBW’s analysis also showed the following concerning the financial condition of Richmond Mutual, Farmers Bancorp (unless not available (“NA”) and, to the extent available, the selected companies:

			Selected Companies
	Richmond Mutual	Farmers Bancorp	75th Percentile	Median	Average	25th Percentile
Tangible Common Equity / Tangible Assets	9.2%	7.3%	10.1%	8.5%	9.5%	7.6%
CET1 Ratio	13.1%	NA	13.9%	12.5%	13.2%	11.6%
Total Capital Ratio	14.4%	NA	15.4%	14.9%	14.9%	13.4%
Loans / Deposits	106.8%	89.4%	76.3%	86.4%	87.7%	98.4%
Loan Loss Reserves / Loans	1.37%	1.34%	1.43%	1.16%	1.18%	0.95%
Nonperforming Assets / Loans + OREO(1)	0.55%	0.32%	0.26%	0.51%	0.58%	0.93%
LTM Net Charge-offs / Average Loans	0.14%	(0.01)%	0.01%	0.06%	0.09%	0.15%

(1)	Nonperforming assets included nonaccrual loans, restructured loans and OREO.

In addition, KBW’s analysis showed the following concerning the market performance of Richmond Mutual, Farmers Bancorp and, to the extent publicly available, the selected companies:

					Selected Companies
	Richmond Mutual		Farmers Bancorp		75th Percentile		Median		Average		25th Percentile
One-Year Stock Price Change	1.2%		26.5%		23.9%		12.6%		15.0%		3.0%
Year-to-Date Stock Price Change	(7.1)%		11.7%		30.6%		8.4%		15.2%		0.7%
Price / Tangible Book Value per Share	0.98	x	0.97	x	1.27	x	1.11	x	1.12	x	0.96	x
Price / LTM Core EPS(1)	12.3	x	7.6	x	13.0	x	9.9	x	11.4	x	9.2	x
Price / 2026 EPS Estimate	8.0	x	5.9	x	12.8	x	9.1	x	9.6	x	8.3	x
Price / 2027 EPS Estimate	7.3	x	5.1	x	11.6	x	8.8	x	9.4	x	7.5	x
Dividend Yield(2)	4.6%		3.7%		3.8%		2.8%		2.9%		2.0%
MRQ Core Dividend Payout Ratio(1)(2)	41.7%		26.7%		38.7%		23.9%		26.4%		20.3%

(1)	Core net income excluded extraordinary items, non-recurring items, and gains / (losses) on sale of securities, non-controlling interest and amortization of intangible and goodwill impairment.
(2)	Most recent quarterly dividend annualized as a percentage of stock price.

No company used as a comparison in the above selected companies analysis is identical to Richmond Mutual or Farmers Bancorp. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Selected Transactions Analysis. KBW reviewed publicly available information related to 20 selected U.S. whole bank and thrift transactions announced since January 1, 2025 with announced deal values between $50 million and $150 million. Terminated transactions were excluded from the selected transactions.

The selected transactions were as follows:

Acquirer	Acquired Company
ServBanc Holdco, Inc.	IF Bancorp, Inc.
First Mid Bancshares, Inc.	Two Rivers Financial Group, Inc.
Third Coast Bancshares, Inc.	Keystone Bancshares, Inc.
Mid Penn Bancorp, Inc.	1st Colonial Bancorp, Inc.
Equity Bancshares, Inc.	Frontier Holdings, LLC
First Financial Bancorp.	BankFinancial Corporation
Colony Bankcorp, Inc.	TC Bancshares, Inc.
Mercantile Bank Corporation	Eastern Michigan Financial Corporation
Civista Bancshares, Inc.	Farmers Savings Bank
Business First Bancshares, Inc.	Progressive Bancorp, Inc.
Norwood Financial Corp.	PB Bankshares, Inc.
Investar Holding Corporation	Wichita Falls Bancshares, Inc.
Hometown Financial Group MHC	CFSB Bancorp, Inc.
Cadence Bank	Industry Bancshares, Inc.
Regent Capital Corporation	DLP Bancshares, Inc.
Equity Bancshares, Inc.	NBC Corp. of Oklahoma
Seacoast Banking Corporation of Florida	Heartland Bancshares, Inc.
Plumas Bancorp	Cornerstone Community Bancorp
Cadence Bank	FCB Financial Corp.
Frontwave Credit Union	Community Valley Bank

For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the respective selected transaction and, as was then publicly available from consensus “street estimates” or public filings of the transaction parties, the one-year forward EPS consensus “street estimates” for the acquired company at the announcement of the respective selected transaction:

•	Price per common share to tangible book value per share of the acquired company (in the case of 11 selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);

•	Pay to Trade ratio (calculated as the price to tangible book value multiple paid in the respective selected transaction divided by the acquiror’s standalone closing stock price to tangible book value multiple) in the 16 selected transactions which involved stock consideration of public acquirors;

•	Price per common share to LTM EPS of the acquired company (in the case of 11 selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM earnings);

•	Price per common share to estimated EPS of the acquired company for the first full fiscal year after the announcement of the respective selected transaction (“FWD EPS”), in the five selected transactions in which FWD EPS for the acquired company were available at announcement from consensus “street estimates” or public filings of the transaction parties; and

•	Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium.

KBW also reviewed the price per common share paid for the acquired company in the nine selected transactions involving publicly traded acquired companies as a premium to the closing price of the acquired company one day prior to the announcement of the respective transaction (expressed as a percentage and referred to as the one-day market premium). The resulting transaction multiples and premiums for the selected transactions were compared with the corresponding transaction multiples and premiums for the proposed merger based on the implied transaction value for the merger of $44.71 per outstanding share of Farmers Bancorp common stock and using historical financial information for Farmers Bancorp as of or for the 12-month period ended September 30, 2025, Farmers Bancorp’s estimated 2026 EPS taken from financial forecasts and projections of Farmers Bancorp provided by Farmers Bancorp management and the closing price of Farmers Bancorp common stock on November 10, 2025.

The results of the analysis are set forth in the following (excluding the impact of the tangible book value multiple of one of the selected transactions, which multiple was considered not meaningful, and also the Pay to Trade Ratio of the same selected transaction, which Pay to Trade Ratio was considered not meaningful because the selected transaction involved less than 50% stock consideration, and excluding the impact of the LTM EPS multiples of five of the selected transactions, which multiples were considered not meaningful because they were less than 0.0x or greater than 35.0x):

			Selected Transactions
	Richmond Mutual / Farmers Bancorp		75th Percentile		Average		Median		25th Percentile
Price / Tangible Book Value per Share	100%		150%		130%		123%		113%
Pay to Trade	1.03	x	1.00	x	0.94	x	0.97	x	0.89	x
Price / LTM EPS	8.2	x	15.8	x	14.4	x	13.0	x	11.1	x
Price / FWD EPS	6.1	x	11.6	x	11.4	x	11.5	x	10.3	x
Core Deposit Premium	0.1%		8.5%		5.1%		3.8%		2.4%
One-Day Market Premium	4.0%		49.5%		31.1%		21.6%		15.6%

No company or transaction used as a comparison in the above selected transaction analysis is identical to Farmers Bancorp or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis. KBW analyzed the relative standalone contribution of Richmond Mutual and Farmers Bancorp to various pro forma balance sheet and income statement items and the combined market capitalization of the companies. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) balance sheet and income statement data for Richmond Mutual and Farmers Bancorp as of or for periods ended September 30, 2025, (ii) financial forecasts and projections of Richmond Mutual provided by Richmond Mutual management, (iii) financial forecasts and projections of Farmers Bancorp provided by Farmers Bancorp management, and (iv) market price information as of November 10, 2025. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the respective implied pro forma ownership percentages of Richmond Mutual shareholders and Farmers Bancorp shareholders in the combined company based on the 3.4x exchange ratio provided for in the merger agreement:

	Richmond Mutual % of Total	Farmers Bancorp % of Total
Ownership at 3.4x merger exchange ratio:	62%	38%
Market Information:
Pre-Transaction Market Capitalization	64%	36%
Balance Sheet:
Assets	58%	42%
Gross Loans Held For Investment	60%	40%
Deposits	56%	44%
Tangible Common Equity	63%	37%
Income Statement:
LTM GAAP Net Income to Common	52%	48%
MRQ GAAP Net Income to Common	57%	43%
2026 Estimated Net Income to Common	55%	45%
2027 Estimated Net Income to Common	54%	46%

Financial Impact Analysis. KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Richmond Mutual and Farmers Bancorp using (i) closing balance sheet estimates assumed as of March 31, 2026 for Richmond Mutual provided by Richmond Mutual management and closing balance sheet estimates assumed as of March 31, 2026 for Farmers Bancorp provided by Farmers Bancorp management, (ii) financial forecasts and projections of Richmond Mutual provided by Richmond Mutual management and financial forecasts and projections of Farmers Bancorp provided by Farmers Bancorp management, and (iii) pro forma assumptions (including, without limitation, the cost savings expected to result or be derived from the merger as well as certain purchase accounting and other merger-related adjustments and the restructuring charge assumed with respect thereto) provided by Richmond Mutual management. KBW analyzed the potential financial impact of the merger on certain projected financial results of Richmond Mutual. This analysis indicated the merger could be accretive to Richmond Mutual’s estimated 2026 EPS and estimated 2027 EPS and could be dilutive to Richmond Mutual’s estimated tangible book value per share at closing, assumed as of March 31, 2026. Furthermore, the analysis indicated that, pro forma for the merger, Richmond Mutual’s tangible common equity to tangible assets ratio at closing, assumed as of March 31, 2026, could be lower. For all of the above analysis, the actual results achieved by Richmond Mutual following the merger may vary from the projected results, and the variations may be material.

Richmond Mutual Dividend Discount Model Analysis. KBW performed a dividend discount model analysis of Richmond Mutual to estimate a range for the implied equity value of Richmond Mutual. In this analysis, KBW used financial forecasts and projections relating to the earnings and assets of Richmond Mutual provided by Richmond Mutual management and assumed discount rates ranging from 12.0% to 16.0%. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that Richmond Mutual could generate over the period from March 31, 2026 through December 31, 2030 as a standalone company, and (ii) the present value of Richmond Mutual’s implied terminal value at the end of such period. KBW assumed that Richmond Mutual would maintain a tangible common equity to tangible assets ratio of 9.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Richmond Mutual, KBW applied a range of 6.0x to 10.0x Richmond Mutual’s estimated 2031 earnings.

This dividend discount model analysis resulted in an illustrative range of implied values per share of Richmond Mutual common stock of $11.23 to $17.03. KBW also reviewed with the Richmond Mutual board of directors, for informational purposes only, a range of implied multiples, based on the foregoing range of implied values per share of Richmond Mutual common stock of $11.23 to $17.03, of 0.80x to 1.34x Richmond Mutual’s estimated December 31, 2030 tangible book value per share.

The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of Richmond Mutual or the pro forma combined company.

Farmers Bancorp Dividend Discount Model Analysis. KBW performed a dividend discount model analysis of Farmers Bancorp to estimate a range for the implied equity value of Farmers Bancorp. In this analysis, KBW used financial forecasts and projections relating to the earnings and assets of Farmers Bancorp provided by Farmers Bancorp management and assumed Farmers Bancorp long-term growth rates provided by Richmond Mutual management, and KBW assumed discount rates ranging from 12.0% to 16.0%. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that Farmers Bancorp could generate over the period from March 31, 2026 through December 31, 2030 as a standalone company, and (ii) the present value of Farmers Bancorp’s implied terminal value at the end of such period. KBW assumed that Farmers Bancorp would maintain a tangible common equity to tangible assets ratio of 9.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Farmers Bancorp, KBW applied a range of 6.0x to 10.0x Farmers Bancorp’s estimated 2031 earnings.

This dividend discount model analysis resulted in an illustrative range of implied values per share of Farmers Bancorp common stock of $38.69 to $70.94. KBW also reviewed with the Richmond Mutual board of directors, for informational purposes only, a range of implied multiples, based on the foregoing range of implied values per share of Farmers Bancorp common stock of $38.69 to $70.94, of 0.84x to 1.39x Farmers Bancorp’s estimated December 31, 2030 tangible book value per share.

The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of Farmers Bancorp.

Illustrative Pro Forma Combined Dividend Discount Model Analysis. KBW performed an illustrative dividend discount model analysis of the pro forma combined company. In this analysis, KBW used financial forecasts and projections relating to the earnings and assets of Richmond Mutual provided by Richmond Mutual management, financial forecasts and projections relating to the earnings and assets of Farmers Bancorp provided by Farmers Bancorp management, assumed Farmers Bancorp long-term growth rates provided by Richmond Mutual management, and pro forma assumptions (including, without limitation, the cost savings expected to result or be derived from the merger as well as certain purchase accounting and other merger-related adjustments and the restructuring charge assumed with respect thereto) provided by Richmond Mutual management, and KBW assumed discount rates ranging from 12.0% to 16.0%. An illustrative range for the implied equity value of the pro forma combined company was derived by adding (i) the present value of the implied future excess capital available for dividends that the pro forma combined company could generate over the period from March 31, 2026 through December 31, 2030, and (ii) the present value of the pro forma combined company’s implied terminal value at the end of such period, in each case applying the pro forma assumptions. KBW assumed that the pro forma combined company maintain a tangible common equity to tangible assets ratio of 9.00% and would retain sufficient earnings to maintain that level. In calculating implied terminal values of the pro forma combined company, KBW applied a range of 6.0x to 10.0x the pro forma combined company’s estimated 2031 earnings.

This dividend discount model analysis resulted in an illustrative range of implied values per share of Richmond Mutual common stock of $12.77 to $21.05. KBW also reviewed with the Richmond Mutual board of directors, for informational purposes only, an illustrative range of implied multiples, based on the foregoing illustrative range of implied values per share of Richmond Mutual common stock of $12.77 to $21.05, of 0.95x to 1.59x the pro forma combined company’s estimated December 31, 2030 tangible book value per share.

The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of Richmond Mutual or the pro forma combined company.

Miscellaneous. KBW acted as financial advisor to Richmond Mutual in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW and its affiliates, in the ordinary course of its and their broker-dealer businesses (and further to existing sales and trading relationships between Richmond Mutual and KBW), may from time to time purchase securities from, and sell securities to, Richmond Mutual and Farmers Bancorp. In addition, as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Richmond Mutual or Farmers Bancorp for its and their own respective accounts and for the accounts of its and their respective customers and clients.

Pursuant to the KBW engagement agreement, Richmond Mutual has agreed to pay KBW a cash fee equal to 1.25% of the aggregate merger consideration, $225,000 of which became payable to KBW with the rendering of KBW’s opinion and the balance of which is contingent upon the closing of the merger. Richmond Mutual also agreed to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. Other than in connection with the present engagement, in the two years preceding the date of the opinion, KBW did not provide investment banking or financial advisory services to Richmond Mutual. In the two years preceding the date of KBW’s opinion, KBW did not provide investment banking or financial advisory services to Farmers Bancorp. KBW may in the future provide investment banking and financial advisory services to Richmond Mutual or Farmers Bancorp and receive compensation for such services.

Conversion of Shares and Exchange of Certificates

As soon as reasonably practicable after the effective time of the merger, each holder of a certificate formerly representing Farmers Bancorp common stock who surrenders the certificate, and upon receipt and acceptance of the certificate together with duly executed transmittal materials by Broadridge Corporate Issuer Solutions, LLC, as exchange agent, shall be entitled to a statement evidencing Richmond Mutual common stock issued as merger consideration, and cash in lieu of any fractional share interest.

Regulatory Approvals Required for the Merger

The closing of the merger is conditioned upon the receipt of all approvals of regulatory authorities required for the merger and the bank merger. Under the terms of the merger agreement, Richmond Mutual and Farmers Bancorp have agreed to use their commercially reasonable best efforts to obtain all necessary permits, consents, approvals, and authorizations from any governmental authority necessary, proper, or advisable to consummate the merger and the bank merger.

The merger and/or the bank merger was subject to prior approval by the DFI and the FDIC, and the receipt of a waiver or prior approval from the Federal Reserve Board. All required regulatory approvals have been received. The FDIC and the DFI approved the bank merger on March 13, 2026, and the Federal Reserve Board issued its non-objection to Richmond Mutual’s waiver request on March 16, 2026. See the section entitled “The Merger Agreement—Conditions to Completion of the Merger.”

Accounting Treatment

The costs incurred by Richmond Mutual related to the merger are expected to be approximately $12.5 million and are expensed as incurred. The merger will be accounted for under the acquisition method in accordance with accounting principles generally accepted in the United States. For purposes of preparing Richmond Mutual’s consolidated financial statements, Richmond Mutual will establish a new accounting basis for Farmers Bancorp’s assets and liabilities based upon their estimated fair values as of the acquisition date. If the fair value of the aggregate merger consideration exceeds the fair value of the net assets acquired, including any identifiable intangible assets of Farmers Bancorp, then Richmond Mutual will record the excess as goodwill and will periodically review the goodwill for impairment not less often than annually. Intangible assets with definite lives will be amortized against Richmond Mutual’s earnings following completion of the merger. If the fair value of the net assets acquired from Farmers Bancorp exceeds the fair value of the merger consideration, then Richmond Mutual will record the excess as a gain on acquisition. The acquisition method of accounting will result in the operating results of Farmers Bancorp being included in the operating results of Richmond Mutual beginning from the date of completion of the merger.

Interests of Certain Persons in the Merger

In the merger, the directors and executive officers of Farmers Bancorp will receive the same consideration for their Farmers Bancorp common stock as the other shareholders of Farmers Bancorp. In considering the recommendation of the Farmers Bancorp board of directors that Farmers Bancorp shareholders vote “FOR” the Farmers Bancorp merger proposal, Farmers Bancorp shareholders should be aware that Farmers Bancorp’s executive officers and directors may have interests in the merger and may have arrangements, as described below, which may be considered to be different from, or in addition to, those of Farmers Bancorp’s shareholders generally. The Farmers Bancorp board of directors was aware of these interests and considered them, among other matters, in reaching its decisions to approve the merger agreement and to recommend that Farmers Bancorp shareholders vote “FOR” the Farmers Bancorp merger proposal. Further, pursuant to the merger agreement, each director of Farmers Bancorp has entered into a voting agreement in favor of Richmond Mutual agreeing to vote his or her Farmers Bancorp common stock for the Farmers Bancorp merger proposal and the Farmers Bancorp adjournment proposal for no additional consideration.

These interests include the following, as discussed in greater detail below:

•	Change in Control Agreements: The following three executive officers of Farmers Bancorp entered into new change in control agreements with Richmond Mutual and its subsidiary First Bank: Christopher D. Cook, Chad L. Kozuch and Carroll A. Valentino. The new agreements will become effective upon completion of the merger and will supersede the current change in control agreements that Farmers Bancorp and Farmers Bank entered into with these three executives. In addition, Mark S. Novak, Senior Vice President and Chief Credit Officer of Farmers Bank, entered into a new change in control agreement with Richmond Mutual and its subsidiary, which will become effective upon completion of the merger and will supersede his current change of control agreement entered into with Farmers Bancorp and Farmers Bank.

•	Post-Closing Employment: Messrs. Cook and Kozuch and Ms. Valentino will become executive officers of the combined company and/or the combined bank.

•	Existing Change in Control Payment: Bradley Cunningham, a fifth executive officer of Farmers Bancorp, will receive a lump sum cash payment of $269,254 pursuant to his current change of control agreement with Farmers Bancorp and Farmers Bank, less applicable withholding taxes.

•	Board Seats: Barbara A. Cutillo (current Chair of Farmers Bancorp), Christopher D. Cook (current President and Chief Executive Officer of Farmers Bancorp and Farmers Bank), and Daniel J. Lahrman, Thomas D. Crawford, and James D. Moore (each of whom is a current director of Farmers Bancorp and Farmers Bank) will become directors of the combined company and the combined bank.

•	Bonus Payment: Mr. Cook received a special cash bonus of $75,000 in recognition of his efforts in connection with the transactions contemplated by the merger agreement. The bonus was approved and paid in consideration of services rendered to date in connection with the merger process and was not conditioned upon regulatory or shareholder approval or consummation of the merger. The special cash bonus was paid from amounts previously allocated and budgeted for cash bonuses payable to employees of Farmers Bancorp for the 2026 fiscal year.

•	RSU Awards: All outstanding and unvested Farmers Bancorp RSU Awards will become fully vested immediately prior to the effective time of the merger, with each share of Farmers Bancorp common stock subject to the Farmers Bancorp RSU Awards to be converted into 3.40 shares of Richmond Mutual common stock, less applicable withholding taxes. Messrs. Cook, Kozuch and Cunningham and Ms. Valentino, the executive officers of Farmers Bancorp, hold Farmers Bancorp RSU Awards representing a total of 6,912 shares of Farmers Bancorp common stock.

•	Performance Share Awards: All outstanding and unvested Farmers Bancorp performance share awards will be terminated immediately prior to the effective time of the merger in exchange for a cash payment based on the target award levels immediately prior to the effective time of the merger, less applicable withholding taxes. The aggregate cash payments for Messrs. Cook, Kozuch and Cunningham and Ms. Valentino, the four executive officers of Farmers Bancorp, for their Farmers Bancorp performance share awards total approximately $469,000, calculated based on the closing price of Richmond Mutual common stock on March 30, 2026, the latest practicable date before the date of this joint proxy statement/prospectus.

•	Indemnification and Insurance: The directors and officers of Farmers Bancorp and its subsidiaries will be indemnified for a period of six years following the effective time of the merger with respect to matters occurring at or prior to the effective time of the merger and will be covered by directors’ and officers’ liability insurance for up to six years following completion of the merger with respect to actions, omissions, events, matters and circumstances occurring prior to the effective time of the merger.

•	Voting Agreements: Each director of Farmers Bancorp, who owns in the aggregate approximately 2.8% of the outstanding shares of Farmers Bancorp common stock, has entered into a voting agreement in favor of Richmond Mutual agreeing to vote his or her Farmers Bancorp common stock for approval of the Farmers Bancorp merger proposal and the Farmers Bancorp adjournment proposal.

New Change in Control Agreements. Farmers Bancorp and Farmers Bank had previously entered into change of control agreements with Christopher D. Cook, Bradley S. Cunningham, Chad L. Kozuch, Carroll A. Valentino and Mark S. Novak. As set forth below under “- Board of Directors and Management of the Combined Company and the Combined Bank,” each of these individuals (other than Mr. Cunningham and Mr. Novak) will have executive level positions with the combined company and/or the combined bank, and each of those individuals (other than Mr. Cunningham) entered into a new change in control agreement with Richmond Mutual and its subsidiary First Bank, which will become effective upon completion of the merger. The new change in control agreements provide that if the executive’s employment is terminated within 12 months following a subsequent change in control of the combined company and/or the combined bank by (i) the executives other than for cause, disability, retirement or as a result of the executive’s death, or (ii) the executive for good reason, then the executive will be entitled to a lump sum cash payment equal to two times (three times for Mr. Cook) the executive’s base amount as determined under Section 280G of the Code, plus the continuation of all group insurance coverage until the earlier of 24 months following the termination of employment or the date the executive obtains full-time employment with another employer that provides substantially similar benefits.

Lump Sum Cash Payment to Mr. Cunningham. Concurrently with the execution of the merger agreement, Mr. Cunningham entered into a settlement and release agreement, pursuant to which Mr. Cunningham will receive a lump sum cash payment of $269,254 in connection with completion of the merger, minus applicable tax withholding, if he remains employed until the effective time of the merger and executes a general release of all claims. The payment will be made in full satisfaction of all of Mr. Cunningham’s rights under his current change in control agreement with Farmers Bancorp and Farmers Bank.

Board of Directors and Management of the Combined Company and the Combined Bank. After the merger, the board of the combined company and the combined bank will have eleven members: six current Richmond Mutual directors and five current Farmers Bancorp directors, consisting of Barbara A. Cutillo (current Chair of Farmers Bancorp), Christopher D. Cook (current President and Chief Executive Officer of Farmers Bancorp and Farmers Bank), and Daniel J. Lahrman, Thomas D. Crawford, and James D. Moore. These directors will serve until their successors are elected or they otherwise leave office. Each Farmers Bancorp director will also join the First Bank board upon completion of the bank merger. For two years after the merger, if a director leaves the board, their replacement will be selected by a majority of the remaining directors from the same group (Richmond Mutual or Farmers Bancorp) and will serve the remainder of the term. Garry D. Kleer will continue as chair of the Richmond Mutual and First Bank boards, and Barbara A. Cutillo will serve as vice chair.

At the closing of the merger, the executive management team of the combined company and combined bank will include Garry D. Kleer as Chief Executive Officer of the combined company; Christopher D. Cook as President of the combined company and President and Chief Executive Officer of the combined bank; Bradley M. Glover as Chief Financial Officer of both the combined company and combined bank; Carroll Ann Valentino as Chief Operations Officer of the combined bank; Paul J. Witte as Indiana Market President of the combined bank; William A. Daily, Jr. as Ohio Market President of the combined bank; and Chad L. Kozuch as Chief Risk Officer of the combined bank. See the section entitled “ — Governance of the Combined Company and the Combined Bank after the Merger” beginning on page 81 for additional details.

RSU Awards and Performance Share Awards. Each Farmers Bancorp RSU Award that is outstanding and subject to vesting or other lapse restriction immediately prior to the merger will fully vest at the effective time of the merger. Each share of Farmers Bancorp common stock subject to a Farmers Bancorp RSU Award will be converted into the right to receive 3.40 shares of Richmond Mutual common stock, plus cash in lieu of fractional shares thereof, less applicable withholding taxes.

Each Farmers Bancorp performance share award that is outstanding and unvested immediately prior to the merger will be terminated and cashed out based on the target award levels immediately prior to the effective time of the merger.

The table below sets forth information regarding the Farmers Bancorp RSU Awards held by each of Farmers Bancorp’s executive officers as of November 11, 2025. The total payout value of each Farmers Bancorp RSU Award is determined by reference to the latest available closing price of Richmond Mutual common stock of $13.55 per share on March 30, 2026 and the exchange ratio. The table also sets forth information regarding the Farmers Bancorp performance share awards held by each of Farmers Bancorp’s executive officers as of November 11, 2025. The total payout value of each Farmers Bancorp performance share award is based on the target award levels. None of the non-employee directors of Farmers Bancorp hold any unvested restricted stock awards or unvested performance share awards.

Name	Total Number of Unvested RSU Awards	Value of Accelerated RSU Awards	Total Number of Unvested Performance Share Awards	Total Value of Accelerated Performance Shares Awards	Total Value of All Accelerated Awards
Executive Officers:
Christopher D. Cook	2,724	$125,495	4,182	$192,665	$318,160
Chad L. Kozuch	1,386	63,853	2,075	95,595	159,448
Bradley S. Cunningham	1,609	74,127	2,207	101,676	175,803
Carroll A. Valentino	1,193	54,962	1,714	78,964	133,926

Indemnification and Insurance. As described under “The Merger Agreement—Indemnification and Continuance of Director and Officer Liability Coverage,” Richmond Mutual will indemnify (and advance expenses to) the directors and officers of Farmers Bancorp, and its subsidiaries, for a period of six years from and after the effective time of the merger, to the fullest extent permitted by Farmers Bancorp’s articles of incorporation, bylaws and applicable law, with respect to claims pertaining to matters occurring at or prior to the effective time of the merger. Prior to the completion of the merger, Richmond Mutual will purchase a prepaid tail policy for Farmers Bancorp directors’ and officers’ liability insurance for a coverage period of up to six years with respect to actions, omissions, events, matters and circumstances occurring prior to the effective time, provided that the cost thereof will not exceed 150% of Farmers Bancorp’s current annual premium for such insurance. Richmond Mutual will cause such policy to be maintained in full force and effect for its full term and will cause all obligations thereunder to be honored by the combined company after the merger.

Stock Ownership. The current directors and executive officers of Farmers Bancorp, together with their affiliates, beneficially owned, as of the Farmers Bancorp record date, a total of 77,476 shares of Farmers Bancorp common stock, representing approximately 4.2% of the total outstanding shares of Farmers Bancorp common stock entitled to vote. As indicated above, each of Farmers Bancorp’s directors holding in the aggregate approximately 3.1% of the outstanding shares of Farmers Bancorp common stock has executed a voting agreement, agreeing to vote his or her shares for approval of the Farmers Bancorp merger proposal. See “The Merger Agreement – Voting Agreements” beginning on page 92.

Merger-Related Compensation for Farmers Bancorp’s Executive Officers

This section describes information regarding the compensation of each of the four executive officers of Farmers Bancorp that may be payable in connection with the merger. The consummation of the merger will constitute a change of control of Farmers Bancorp under the terms of the current change in agreements that Farmers Bancorp and Farmers Bank entered into with these executive officers. The table below reflects the estimated potential payments to each of Farmers Bancorp’s executive officers under the terms of their existing change in control arrangements, their Farmers Bancorp RSU Awards, Farmers Bancorp performance share awards, and the merger agreement. The severance benefits shown reflect only the additional payments or benefits that the individual would have received upon the occurrence of an involuntary termination. These amounts do not include compensation or benefits the executive officer would otherwise earn absent such involuntary termination.

The amounts shown in the table are estimates only and are based on assumptions regarding events that may or may not actually occur, including assumptions described in this joint proxy statement/prospectus and in the notes to the table below, which may or may not actually occur or may occur at times different than the time assumed. The amounts are based on compensation levels as of the date of this joint proxy statement/prospectus and assume the merger is completed. As a result of the foregoing assumptions, the actual amounts, if any, to be received by an executive officer may materially differ from the amounts set forth below.

Potential Change in Control Payments to Farmers Bancorp’s Executive Officers

	Cash	RSU Award	Performance Share Award	Perquisites/ Benefits	Total
Name	($)(1)	($)(2)	($)(3)	($)	($)
Christopher D. Cook	--	121,409	201,071	--	322,480
Chad L. Kozuch	--	61,774	99,766	--	161,540
Bradley S. Cunningham	269,254	71,713	106,113	--	447,080
Carroll A. Valentino	--	53,172	82,409	--	135,581

(1)	Each of Messrs. Cook and Kozuch and Ms. Valentino has entered into a new change in control agreement with Richmond Mutual and its wholly owned subsidiary First Bank, which will become effective upon completion of the merger and that will supersede their current change in control agreements with Farmers Bancorp and Farmers Bank, with no payments to be made pursuant to their current change in control agreements. Mr. Cunningham will receive a lump sum cash payment pursuant to his current change in control agreement with Farmers Bancorp and Farmers Bank in connection with completion of the merger, subject to the execution and non-revocation of a general release of claims. Because Mr. Cunningham’s employment will be terminated upon completion of the merger, his lump sum payment may be deemed a double-trigger benefit.

(2)	At the effective time of the merger, each unvested Farmers Bancorp RSU Award outstanding immediately prior to the effective date will become fully vested. Each Farmers Bancorp RSU Award will be cancelled and converted automatically into the right to receive the merger consideration for each underlying share of Farmers Bancorp restricted stock. The amount listed in this column represents the sum of (i) the estimated value of the unvested Farmers Bancorp RSU Awards held by the named executive officers as to which vesting will occur at the effective time, based on a price per share of Richmond Mutual’s common stock of $13.11, representing the average closing price of Richmond Mutual common stock for the first five trading days following the first public announcement of the merger. The acceleration, cancellation and conversion of Farmers Bancorp RSU Awards is a single-trigger benefit that will be received solely because of the merger and regardless of whether a named executive officer is terminated.

(3)	Immediately prior to the effective time of the merger, each Farmers Bancorp performance share award that is outstanding and unvested immediately prior to the effective time of the merger will be cancelled and cashed out at the target award levels immediately prior to the effective time of the merger, with such payments to reflect the exchange ratio and the per share value of the Richmond Mutual common stock. The amounts in the above table are based on a recent per share closing price of the Richmond Mutual common stock. The cash payment for such unvested Farmers Bancorp performance share awards is a single-trigger benefit that will be received solely because of the merger and regardless of whether a named executive officer is terminated.

Method of Effecting the Acquisition

Richmond Mutual may at any time change the method of effecting the acquisition of Farmers Bancorp (including by providing for the merger of a wholly owned subsidiary of Richmond Mutual with Farmers Bancorp). However, no change by Richmond Mutual may, without the consent of Farmers Bancorp: (i) alter or change the amount or kind of consideration to be issued to holders of the Farmers Bancorp common stock, as provided for in the merger agreement; (ii) have an adverse effect on the tax treatment of the transaction to Richmond Mutual, Farmers Bancorp or Farmers Bancorp’s shareholders; or (iii) impede or materially delay completion of the transactions contemplated by the merger agreement.

Effective Time

The effective time of the merger will be the time and date when the merger becomes effective, as set forth in the articles of merger that will be filed with the Secretary of State of Indiana on the closing date of the merger. The closing date will occur on a date to be specified by Richmond Mutual and Farmers Bancorp. Subject to applicable law, this date will be no later than five (5) business days after the latest to occur of: (i) receipt of all required regulatory approvals and the expiration of all required waiting periods; (ii) the approval of the Farmers Bancorp merger proposal by the shareholders of Farmers Bancorp and the Richmond Mutual merger and share issuance proposal by the shareholders of Richmond Mutual and (iii) the satisfaction or waiver (subject to applicable law) of the other closing conditions set forth in the merger agreement (other than those conditions that by their nature are to be satisfied or waived at the closing), unless extended by mutual agreement of Richmond Mutual and Farmers Bancorp.

We anticipate that the merger will be completed during the quarter ending June 30, 2026 after which Farmers Bancorp or Richmond Mutual would need to mutually agree to extend the closing date of the merger. However, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying other conditions to the merger. See the sections entitled “Regulatory Approvals Required for the Merger” and “The Merger Agreement—Conditions to Completion of the Merger.”

Declaration and Payment of Dividends and Stock Transfers

Holders of Farmers Bancorp common stock will not be paid dividends or other distributions declared after the effective time with respect to Richmond Mutual common stock into which their Farmers Bancorp common stock has been converted until they surrender their Farmers Bancorp stock certificates for exchange after the effective time. Upon surrender of those certificates after the effective time of the merger, the combined company will pay any unpaid dividends or other distributions, without interest. After the effective time of the merger, there will be no transfers on Farmers Bancorp’s stock transfer books of Farmers Bancorp common stock issued and outstanding immediately prior to the effective time. If certificates representing Farmers Bancorp common stock are presented for transfer after the effective time of the merger, they will be cancelled and exchanged for a statement evidencing the applicable number of Richmond Mutual common stock issued as merger consideration, any cash in lieu of fractional shares and unpaid dividends or other distributions which respect to the Richmond Mutual common stock represented thereby.

No Fractional Shares

No fractional share interests will be issued to any shareholder of Farmers Bancorp upon completion of the merger. For each fractional share that would otherwise be issued, Richmond Mutual will pay cash (rounded to the nearest cent) determined by the exchange agent by multiplying (i) the Average Richmond Mutual Stock Price by (ii) the fraction of a share (after taking into account all shares of Farmers Bancorp common stock held by such holder at the effective time of the merger and rounded to the nearest one ten thousandth when expressed in decimal form) of Richmond Mutual common stock to which such holder would otherwise be entitled to receive. The Average Richmond Mutual Stock Price means the average of the volume weighted price (rounded to the nearest one ten thousandth) of Richmond Mutual common stock on the NASDAQ for the five (5) consecutive trading days immediately preceding the closing date. No interest will be paid or accrued on the cash payable to holders of those certificates in lieu of fractional shares.

Share Matters

None of Richmond Mutual, Farmers Bancorp, the exchange agent or any other person will be liable to any former shareholder of Farmers Bancorp for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat, or similar laws.

If a certificate for Farmers Bancorp common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon the making of an affidavit by the person claiming that loss, theft or destruction and, to the extent required by Richmond Mutual or the exchange agent, the posting of a bond in an amount reasonably necessary as indemnity against any claim that may be made against Richmond Mutual with respect to that lost certificate.

For a description of Richmond Mutual common stock and a description of the differences between the rights of the holders of Farmers Bancorp common stock compared to the rights of the holders of Richmond Mutual common stock, see the sections entitled “Description of Richmond Mutual Capital Stock” and “Comparison of Shareholder Rights.”

Public Trading Markets

Richmond Mutual’s common stock is listed on NASDAQ under the symbol “RMBI” and Farmers Bancorp’s common stock trade on the OTC Pink Open Market under the symbol “FABP.” Upon completion of the merger, Farmers Bancorp common stock will no longer trade on the OTC Pink Open Market. The Richmond Mutual common stock issuable in the merger for Farmers Bancorp common stock will be listed on the NASDAQ.

Resale of Richmond Mutual Common Stock

The shares of Richmond Mutual common stock that Farmers Bancorp shareholders receive as a result of the merger will be registered under the Securities Act. Farmers Bancorp shareholders may freely trade these shares of Richmond Mutual common stock if such Farmers Bancorp shareholder is not considered an “affiliate” of Richmond Mutual, as that term is defined in the federal securities laws. Generally, “affiliates” include directors, certain executive officers and holders of 10% or more of the outstanding shares of Richmond Mutual common stock.

Richmond Mutual’s affiliates may not sell their shares of Richmond Mutual common stock acquired in the merger, unless those shares are registered under an effective registration statement under the Securities Act, or by complying with an applicable exemption from the registration requirements of the Securities Act. In addition, Richmond Mutual may place restrictive legends on certificates representing shares of Richmond Mutual common stock issued to any person who is considered an “affiliate” of Richmond Mutual, or, if the shares are issued in book-entry form, place appropriate notations in the book-entry system reflecting such restrictions.

Governance of the Combined Company and Combined Bank After the Merger

Board of Directors of the Combined Company

Subject to applicable law, the Richmond Mutual articles of incorporation and bylaws, and Richmond Mutual’s standard process for selecting directors, the board of directors of the combined company will consist of eleven members: six directors serving on Richmond Mutual’s board immediately prior to the effective time and five current Farmers Bancorp directors, consisting of Barbara A. Cutillo (current chair of the Farmers Bancorp Board), Christopher D. Cook (current President and Chief Executive Officer of Farmers Bancorp and Farmers Bank), Daniel J. Lahrman, Thomas D. Crawford and James D. Moore. These directors will serve until their successors are duly elected and qualified or until they otherwise leave office due to death, resignation, or removal. Each of the agreed-upon Farmers Bancorp directors will also become a director of First Bank upon completion of the bank merger, provided he or she is eligible to serve.

For two years following the effective time, if any director of the combined company leaves the board for any reason, including retirement, resignation, or withdrawal, that director’s replacement will be selected by a majority of the remaining directors from the same group as the departing director (either Farmers Bancorp or Richmond Mutual) and will serve for the remainder of the departing director’s term.

Under the merger agreement, effective as of the effective time, Garry D. Kleer will continue to serve as chair of the Richmond Mutual board and the combined bank board, and Barbara A. Cutillo will serve as vice chair of both boards.

Management of the Combined Company and Combined Bank

Effective at the closing of the merger, the executive management team of the combined company and the combined bank, comprised of current executive officers of Richmond Mutual or Farmers Bancorp, will be:

•	Garry D. Kleer, President and Chief Executive Officer of Richmond Mutual, will serve as Chief Executive Officer of the combined company;

•	Christopher D. Cook, President and Chief Executive Officer of Farmers Bancorp, will serve as President of the combined company and as President and Chief Executive Officer of the combined bank;

•	Bradley M. Glover, Chief Financial Officer of Richmond Mutual, will continue serving as Chief Financial Officer of both the combined company and bank;

•	Carroll Ann Valentino, Chief Operations Officer of Farmers Bancorp, will become the Chief Operations Officer of the combined bank;

•	Paul J. Witte, President and Chief Operating Officer of First Bank, will serve as Indiana Market President of the combined bank;

•	William A. Daily, Jr., Ohio Market President of Mutual Federal, a division of First Bank, will serve as Ohio Market President of the combined bank; and

•	Chad L. Kozuch, Chief Financial Officer of Farmers Bancorp, will serve as Chief Risk Officer of the combined bank.

Headquarters and Name of the Combined Company

After the effective time, Richmond Mutual’s headquarters will remain in Richmond, Indiana. The combined company will continue to trade on the NASDAQ under the ticker symbol “RMBI” and will operate under the name “Richmond Mutual Bancorporation, Inc.” The combined bank will operate under a new name that will be jointly determined by the parties prior to closing, and the headquarters will be located in Frankfort, Indiana.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Appendix A to this joint proxy statement/prospectus and is incorporated herein by reference. You should read the merger agreement in its entirety, as it is the legal document governing the merger.

The Merger

The boards of directors of Richmond Mutual and Farmers Bancorp have each approved the merger agreement, which provides for the merger of Farmers Bancorp with and into Richmond Mutual, with Richmond Mutual continuing as the surviving corporation. The merger agreement provides that after the effective time of the merger, Richmond Mutual intends to merge Farmers Bank, a wholly owned subsidiary of Farmers Bancorp, with and into First Bank, a wholly owned subsidiary of Richmond Mutual, with First Bank as the surviving bank.

Effective Time and Completion of the Merger

The merger agreement provides that unless both Richmond Mutual and Farmers Bancorp agree to a later date, the filings necessary to make the merger effective, consisting of articles of merger to be filed with the Secretary of State of Indiana, will be made no later than five business days after all of the conditions to completion of the merger have been satisfied or waived (other than those that by their nature are to be satisfied or waived at the closing of the merger).

We currently expect that the merger will be completed in the quarter ending June 30, 2026, subject to the Richmond Mutual shareholder approval, the Farmers Bancorp shareholder approval, the receipt of all necessary regulatory approvals and the expiration of all regulatory waiting periods. However, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying any other conditions to the merger. There can be no assurances as to whether, or when, Richmond Mutual and Farmers Bancorp will obtain the required approvals or complete the merger. See “—Conditions to Completion of the Merger.”

Consideration to be Received in the Merger

Under the terms of the merger agreement, upon completion of the merger, each share of Farmers Bancorp common stock that is issued and outstanding immediately prior to the merger, other than shares described below, will be converted into the right to 3.40 shares of Richmond Mutual common stock, which is referred to in this document as the exchange ratio.

Shares of Farmers Bancorp common stock for which dissenters’ rights have been properly exercised will not be converted into the merger consideration (See “Dissenters’ Rights” on page 155). Also, any shares of Farmers Bancorp common stock which are beneficially owned immediately prior to the merger by Farmers Bancorp or Richmond Mutual or their subsidiaries will be cancelled for no consideration (except for shares they hold in trust or other fiduciary accounts for others or shares held due to a debt previously contracted).

If, prior to the effective time of the merger, the outstanding shares of Richmond Mutual common stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or other similar change in capitalization, then an appropriate and proportionate adjustment will be made to the exchange ratio.

The value of the Richmond Mutual common stock to be received by Farmers Bancorp shareholders in the merger may vary from the value as of the date the merger was announced, the date that this joint proxy statement/prospectus was mailed to Farmers Bancorp shareholders and Richmond Mutual shareholders, the date of the Farmers Bancorp special meeting and Richmond Mutual annual meeting, and the date of completion of the merger. Any change in the market price of Richmond Mutual common stock prior to completion of the merger will affect the value of the merger consideration that Farmers Bancorp shareholders will receive upon completion of the merger. Accordingly, at the time of the Farmers Bancorp special meeting and the Richmond Mutual annual meeting, Farmers Bancorp shareholders and Richmond Mutual shareholders will not know or be able to calculate the value of the merger consideration that Farmers Bancorp shareholders would receive upon completion of the merger. See “Risk Factors” on page 20.

No fractional share interests will be issued in connection with the merger. Instead, Richmond Mutual will make a cash payment to each Farmers Bancorp shareholder who would otherwise receive a fractional share of Richmond Mutual common stock in an amount (rounded to the nearest cent) determined by multiplying (i) the Average Richmond Mutual Stock Price by (ii) the fraction of a share (after taking into account all shares of Farmers Bancorp common stock held by such holder at the effective time of the merger and rounded to the nearest one ten thousandth when expressed in decimal form) of Richmond Mutual common stock to which such holder would otherwise be entitled to receive. A Farmers Bancorp shareholder also has the right to obtain the fair value of his or her Farmers Bancorp common stock in lieu of receiving the merger consideration under the merger agreement by strictly following the procedures under Indiana law, as discussed under “Dissenters’ Rights” beginning on page 155.

Exchange Procedures

Prior to the effective time of the merger, Richmond Mutual will appoint Broadridge Corporate Issuer Solutions, LLC, as the exchange agent under the merger agreement. As soon as reasonably practicable after the effective time of the merger, the exchange agent will mail to each holder of record of Farmers Bancorp common stock who does not exercise dissenters’ rights a letter of transmittal and instructions for surrendering the holder’s Farmers Bancorp stock certificate(s) and/or converting Farmers Bancorp shares held in book-entry form in exchange for the merger consideration, consisting of Richmond Mutual common stock and cash in lieu of any fractional share of Richmond Mutual common stock.

Farmers Bancorp Shareholders Should Not Send in Their Farmers Bancorp Stock Certificates Until They Receive the Letter of Transmittal and Instructions

Upon surrender to the exchange agent of the certificate(s) representing the holders’ Farmers Bancorp common stock, accompanied by a properly completed letter of transmittal, a Farmers Bancorp shareholder will be entitled to promptly receive only the merger consideration (i.e., the exchange ratio plus cash in lieu of any fractional share of Richmond Mutual common stock). Richmond Mutual or the exchange agent will be entitled to deduct and withhold from any cash consideration payable under the merger agreement to any holder of Farmers Bancorp common stock, the amounts it is required to deduct and withhold under the Code or any provision of state, local or foreign tax law. If any such amounts are withheld and paid over to the appropriate governmental authority, these amounts will be treated for all purposes of the merger agreement as having been paid to the persons from whom they were withheld.

No dividends or other distributions on Richmond Mutual common stock following the completion of the merger will be paid to the holder of any unsurrendered Farmers Bancorp common stock certificate(s) until such certificate(s) have been properly surrendered as provided in the letter of transmittal and accompanying instructions. Once a certificate is properly surrendered, the holder will be entitled, without interest, to receive: (i) any unpaid dividends or distributions on the whole shares of Richmond Mutual common stock represented by that certificate with a record date after the effective time of the merger; and (ii) at the appropriate payment date, any dividends or distributions declared for payment on those shares with a record date after the effective date of the merger but a payment date that occurs after the Richmond Mutual common stock is issued in exchange for the surrendered certificate.

The merger consideration may be issued or paid in a name other than the name in which the surrendered Farmers Bancorp stock certificate is registered if (i) the certificate surrendered is properly endorsed or otherwise in a proper form for transfer, and (ii) the person requesting the payment or issuance pays any transfer or other similar taxes due or establishes to the satisfaction of Richmond Mutual that such taxes have been paid or are not applicable.

After the effective time of the merger, there will be no transfers on the stock transfer books of Farmers Bancorp other than to settle transfers of Farmers Bancorp common stock that occurred prior to the effective time. If, after the effective time of the merger, certificates for Farmers Bancorp common stock are presented for transfer to the exchange agent, the certificates will be cancelled and exchanged for the merger consideration, and any unpaid dividends or distributions on Richmond Mutual common stock deliverable with respect thereto, in each case without interest.

Any portion of the merger consideration that has been deposited with the exchange agent and remains unclaimed by Farmers Bancorp shareholders at the expiration of 12 months after the effective time of the merger may be returned to Richmond Mutual. In that case, former Farmers Bancorp shareholders who have not yet surrendered their Farmers Bancorp stock certificates may after that point look only to Richmond Mutual with respect to the merger consideration, including any cash in lieu of any fraction share of Richmond Mutual common stock, and any unpaid dividends and distributions on the Richmond Mutual common stock to which they are entitled, in each case, without interest. None of Richmond Mutual, the exchange agent or any other person will be liable to any former Farmers Bancorp shareholder for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat, or similar laws.

If any Farmers Bancorp stock certificate is lost, stolen or destroyed, the holder will be required to submit an affidavit of that fact in order to receive the merger consideration and, if reasonably requested by Richmond Mutual or the exchange agent, provide a bond in an amount that Richmond Mutual determines is reasonably necessary to indemnify it against any claim related to the missing certificate. Richmond Mutual has agreed that it will not require an indemnity bond if the person submitting the affidavit is an individual and the aggregate merger consideration payable to that person is less than $5,000.

Conduct of Business Pending the Merger

Pursuant to the merger agreement, Farmers Bancorp and Richmond Mutual have agreed to certain restrictions on their activities until the merger is completed or terminated. In general, each party has agreed that, except as otherwise permitted by the merger agreement, or as required by applicable law or a governmental entity or with the prior written consent of the other party, it will:

•	use commercially reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships;

•	not take any action that is intended to or that would reasonably be expected to adversely affect or materially delay the ability of either party or its subsidiaries to obtain any necessary regulatory approvals or to complete the merger or the bank merger;

•	not take any action that is intended or that would reasonably be expected to cause the merger or the bank merger to fail to qualify as a reorganization under Section 368(a) of the Code or cause any of its representations and warranties in the merger agreement to be untrue in any material respect or any of the conditions in the merger agreement to be unsatisfied or to result in a violation of any provision of the merger agreement;

•	not take any action that is likely to materially impair its ability to perform any of its obligations under the merger agreement or its subsidiary bank to perform any of its obligations under the bank merger agreement;

•	not materially change its accounting principles, practices or methods, except as may be required by accounting principles generally accepted in the United States or any governmental entity;

•	not enter into any new lines of business (in the case of Richmond Mutual, without consulting with the President and CEO of Farmers Bancorp);

•	not acquire the assets, business, deposits or properties of any person, other than pursuant to foreclosure, in a fiduciary capacity or in satisfaction of debts contracted prior to the date of the merger agreement or otherwise make any investment in any person or the property, deposits or assets of any person, other than its own subsidiary (in the case of Richmond Mutual, without consulting with the President and CEO of Farmers Bancorp).

Except as expressly permitted or contemplated by the merger agreement, or as required by applicable law or a governmental entity, or with the prior written consent of Richmond Mutual, during the period from the date of the merger agreement to the effective time, Farmers Bancorp also shall not, and shall not permit any of its subsidiaries to, take any of the following actions:

•	conduct or cause each of its subsidiaries to conduct business in any manner other than the ordinary course consistent with past practice.

•	issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its capital stock, other ownership interests or any warrants, options, other equity-based awards, convertible securities or other arrangements or commitments to acquire capital stock or other ownership interests except pursuant to Farmers Bancorp’s stock options or stock awards outstanding on the date of the merger agreement;

•	issue any other capital securities, including indebtedness with voting rights, or other securities, debentures or subordinated notes;

•	make, declare or pay any dividends or other distributions on its capital stock or other ownership interests, other than dividends from wholly owned subsidiaries to Farmers Bancorp or to another wholly owned subsidiary of Farmers Bancorp; or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of its capital stock, other ownership interests, or rights with respect to the foregoing, other than as may be contemplated by the merger agreement or to the extent consistent with past practice regarding timing and amount;

•	(i) other than as may be contemplated by the merger agreement, enter into, modify, amend, renew or terminate any employment, consulting, severance, change in control, or similar agreement or arrangement with any director, officer, employee or independent contractor of Farmers Bancorp or any of its subsidiaries, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments) other than (A) at will agreements, (B) normal individual increases in salary to rank and file employees, in each case in the ordinary course of business consistent with past practice, (C) currently budgeted cash bonuses for fiscal year 2025 or 2026, (D) severance in accordance with past practice and (E) changes that are required by applicable law; (ii) hire any new officers; (iii) promote any employee to a rank of vice president or a more senior position; or (iv) pay expenses of more than twenty-five thousand dollars ($25,000) in the aggregate for employees and directors to attend conventions or similar meetings after the date of the merger agreement.

•	enter into, establish, modify (except as may be required to conform to applicable law), renew (other than renewals of existing Farmers Bancorp health and welfare benefit plans) or terminate any employee benefit plan, or accelerate the vesting of benefits under any employee benefit plan, other than as may be contemplated by the merger agreement;

•	sell, transfer, mortgage, lease or encumber any of its assets, except in the ordinary course of business consistent with past practice, and in the case of a sale or transfer, at fair value; or sell or transfer any of its deposit liabilities;

•	enter into, modify, amend or renew any data processing contract, service provider agreement or any lease, license or maintenance agreement relating to real or personal property or intellectual property or information technology assets, other than the annual renewal of an agreement that is necessary to operate its business in the ordinary course consistent with past practice, or permit to lapse its rights in any material intellectual property or information technology assets;

•	sell or acquire any loans (excluding originations) or loan participations, except in the ordinary course of business consistent with past practice (but in the case of a sale, after giving Richmond Mutual or First Bank a right of first refusal to acquire such loan or participation); or sell or acquire any servicing rights;

•	amend its articles of incorporation or bylaws or similar governing documents;

•	other than as may be contemplated in the merger agreement, enter into, materially modify, terminate or renew any Farmers Bancorp Contract (as such term is defined in the merger agreement);

•	other than as may be contemplated in the merger agreement, and except in the ordinary course of business consistent with past practice, settle any claim, action or proceeding against it;

•	foreclose upon or otherwise take title to or possession or control of any real property without obtaining a phase one environmental report, except for one- to four-family non-agricultural residential properties of five acres or less that it does not have reason to believe contains hazardous substances or might be in violation of or require remediation under environmental laws;

•	in the case of Farmers Bank, (i) voluntarily make a material change in its deposit mix; (ii) open any new branch or deposit taking facility; or (iii) other than as may be contemplated by the merger agreement, close or relocate any existing branch or other facility;

•	(i) enter into any securities transactions for its own account or purchase or otherwise acquire any investment security for its own account that is not in accordance with Farmers Bancorp’s investment policy; (ii) enter into or acquire any derivatives contract or structured note; or (iii) enter into any new, or modify, amend or extend the terms of any existing contracts relating to the purchase or sale of financial or other futures, or any put or call option relating to cash, securities or commodities or any interest rate swap agreements or other agreements relating to the hedging of interest rate risk.

•	make capital expenditures outside the limits specified in the merger agreement;

•	(i) make any material changes in its policies concerning loan underwriting or which classes of persons may approve loans or fail to comply with its policies in effect as of September 30, 2025; or (ii) make any loans or extensions of credit except in the ordinary course of business consistent with past practice and Farmers Bank’s existing lending policies as of the date of the merger agreement;

•	invest in any new or existing joint venture or any new real estate development or construction activity;

•	(i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices; (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk;

•	incur any debt for borrowed funds other than in the ordinary course of business consistent with past practice with a term of one year or less, or incur, assume or become subject to, directly or by way of any guarantee or otherwise any obligations or liabilities of any other person or entity other than the issuance of letters of credit in the ordinary course of business;

•	create any lien on any of its assets or properties other than in connection with securing advances, repurchase agreements and other borrowings from the Federal Home Loan Bank of Indianapolis or the Federal Reserve Bank and federal funds transactions;

•	make charitable contributions in excess of limits specified in the merger agreement;

•	make, change or revoke any tax election, file any amended tax return, enter into any tax closing agreement, or settle or agree to compromise any liability with respect to disputed taxes; or

•	agree or commit to do any of the foregoing.

Similarly, except as expressly permitted or contemplated by the merger agreement, or as required by applicable law or a governmental entity, or with the prior written consent of Farmers Bancorp during the period from the date of the merger agreement to the effective time, Richmond Mutual shall not, and shall not permit any of its subsidiaries to, take any of the following actions:

•	amend its articles of incorporation or bylaws in a manner that would materially and adversely affect the economic benefits of the merger to Farmers Bancorp shareholders;

•	except as otherwise contemplated in the merger agreement or in the ordinary course of business and consistent with past practice, award or grant any restricted stock or stock option awards without consulting with the President and CEO of Farmers Bancorp;

•	fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk; or

•	agree or commit to do any of the foregoing.

Agreement Not to Solicit Other Offers

Farmers Bancorp has agreed that, from the date of the merger agreement until the effective time of the merger or, if earlier, the termination of the merger agreement, it will not, and will cause its subsidiaries not to, directly or indirectly: (i) initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any discussions or negotiations concerning, or provide to any person any confidential or nonpublic information concerning, its and its subsidiaries’ business, properties or assets; or (ii) have any discussions with any person or entity relating to an acquisition proposal.

Notwithstanding the foregoing, if Farmers Bancorp receives an unsolicited written acquisition proposal prior to the Farmers Bancorp shareholder approval that the Farmers Bancorp board of directors determines in good faith constitutes or is reasonably likely to constitute a transaction that is more favorable from a financial point of view to the shareholders of Farmers Bancorp than the merger with Richmond Mutual (referred to as a “superior proposal”), Farmers Bancorp may provide confidential information to and negotiate with the third party that submitted the acquisition proposal if the Farmers Bancorp board of directors determines in good faith, after consulting with counsel, that failing to do so would violate the board’s fiduciary duties. For purposes of this provision, a superior proposal must constitute a tender or exchange offer, a merger, consolidation, or other business combination involving Farmers Bancorp or Farmers Bank, or the acquisition of a majority of the voting power, or a majority of the fair market value of the business, assets, or deposits of, Farmers Bancorp or Farmers Bank. Farmers Bancorp will promptly, and in any event within two (2) business days, notify Richmond Mutual in writing upon receipt of any acquisition proposal and provide the substance thereof, including the identity of the person making such acquisition proposal. Farmers Bancorp will also keep Richmond Mutual informed on a timely basis of any related developments, discussions, and negotiations, including the terms and conditions of the acquisition proposal, whether written or oral.

The merger agreement generally prohibits the Farmers Bancorp board of directors from withdrawing or modifying in a manner adverse to Richmond Mutual, its recommendation that the Farmers Bancorp shareholders vote to approve the merger proposal (referred to as a “change in recommendation”). At any time prior to the approval of the merger proposal by the Farmers Bancorp shareholders, however, the Farmers Bancorp board of directors may effect a change in recommendation in response to a bona fide written unsolicited acquisition proposal that the board determines in good faith, after consultation with counsel, constitutes a superior proposal. The Farmers Bancorp board of directors may not make a change in recommendation in response to a superior proposal, or terminate the merger agreement to pursue a superior proposal, unless it has given Richmond Mutual at least four business days to propose a modification to the merger agreement and, after considering any such proposed modification, the Farmers Bancorp board of directors determines in good faith, after consultation with counsel, that the third party unsolicited proposal continues to constitute a superior proposal.

If Richmond Mutual terminates the merger agreement based on a change in recommendation by the Farmers Bancorp board of directors or Farmers Bancorp terminates the merger agreement to pursue a superior proposal, Farmers Bancorp would be required to pay Richmond Mutual a termination fee of $3.3 million in cash. See “—Termination of the Merger Agreement.”

Representations and Warranties

The representations and warranties described below and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, are solely for the benefit of Richmond Mutual and Farmers Bancorp, may be subject to limitations, qualifications or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between Richmond Mutual and Farmers Bancorp rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to shareholders. You should not rely on the representations and warranties or any description thereof as characterizations of the actual state of facts or condition of Richmond Mutual, Farmers Bancorp or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by Richmond Mutual or Farmers Bancorp. The representations and warranties and other provisions of the merger agreement should not be read alone but instead should be read only in conjunction with the information provided elsewhere in this joint proxy statement/prospectus.

The merger agreement contains customary representations and warranties made by each of Richmond Mutual and Farmers Bancorp with respect to their respective businesses. The representations and warranties in the merger agreement do not survive completion of the merger.

The representations and warranties made by each of Farmers Bancorp and Richmond Mutual in the merger agreement relate to a number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger or bank merger;

•	required governmental and other regulatory filings, consents and approvals in connection with the merger and the bank merger;

•	reports to regulatory authorities;

•	financial statements, internal controls, books and records, and absence of undisclosed liabilities;

•	broker’s fees payable in connection with the merger;

•	the absence of certain changes or events;

•	legal proceedings;

•	tax matters;

•	employee benefit matters;

•	in the case of Richmond Mutual, filings with the SEC; in the case of Farmers Bancorp, reports and other communications with shareholders;

•	compliance with applicable laws;

•	in the case of Farmers Bancorp, certain contracts;

•	absence of agreements with regulatory authorities;

•	derivative instruments and transactions;

•	environmental matters;

•	investment securities and commodities and; in the case of Farmers Bancorp, bank owned life insurance;

•	title to real property and other assets;

•	intellectual property and information technology assets;

•	in the case of Farmers Bancorp, related party transactions;

•	inapplicability of takeover statutes;

•	absence of action or circumstance that would prevent the merger or the bank merger from qualifying as a reorganization under Section 368(a) of the Code;

•	receipt by each party’s board of directors of a financial opinion from the party’s financial advisor;

•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other documents;

•	loan matters;

•	insurance matters;

•	absence of unauthorized access to information technology;

•	in the case of Farmers Bancorp, no investment advisor or broker dealer subsidiary; and

•	the absence of other representations or warranties.

Certain representations and warranties of Richmond Mutual and Farmers Bancorp are qualified as to “materiality” or “material adverse effect” as defined in the merger agreement.

Special Meeting of Farmers Bancorp Shareholders and Recommendation of the Farmers Bancorp Board of Directors

Farmers Bancorp has agreed to take, and to cause its board of directors to take, all actions necessary to hold the Farmers Bancorp special meeting for the purpose of voting upon the Farmers Bancorp merger proposal, and to use commercially reasonable best efforts to obtain from its shareholders the vote required to approve the Farmers Bancorp merger proposal. These efforts include communicating to its shareholders the Farmers Bancorp board’s recommendation, which is included in this joint proxy statement/prospectus, that they vote to approve the Farmers Bancorp merger proposal.

Notwithstanding any change in recommendation by the board of directors of Farmers Bancorp, unless the merger agreement has been terminated in accordance with its terms, Farmers Bancorp is required to convene the Farmers Bancorp special meeting and to submit the Farmers Bancorp merger proposal to a vote of its shareholders. Farmers Bancorp will adjourn or postpone the Farmers Bancorp special meeting if there are insufficient shares of Farmers Bancorp common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting.

Special Meeting of Richmond Mutual Shareholders and Recommendation of Richmond Mutual’s Board of Directors

Richmond Mutual has agreed to take, and to cause its board of directors to take, all actions necessary to hold the Richmond Mutual annual meeting for the purpose of voting upon the Richmond Mutual merger and share issuance proposal, and to use commercially reasonable best efforts to obtain from its shareholders the vote required to approve the Richmond Mutual merger and share issuance proposal. These efforts include communicating to its shareholders the Richmond Mutual board’s recommendation, which is included in this joint proxy statement/prospectus, that they approve the Richmond Mutual merger and share issuance proposal.

Notwithstanding any change in recommendation by the board of directors of Richmond Mutual, unless the merger agreement has been terminated in accordance with its terms, Richmond Mutual is required to convene the Richmond Mutual annual meeting and to submit the Richmond Mutual merger and share issuance proposal to a vote of its shareholders. Richmond Mutual will adjourn or postpone the Richmond Mutual annual meeting if there are insufficient shares of Richmond Mutual common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting.

Conditions to Completion of the Merger

Mutual Closing Conditions. The obligations of Richmond Mutual and Farmers Bancorp to complete the merger are subject to the satisfaction of the following conditions:

•	approval of the Farmers Bancorp merger proposal by the Farmers Bancorp shareholders;

•	approval of the Richmond Mutual merger and share issuance proposal by the Richmond Mutual shareholders;

•	authorization for listing on NASDAQ of the Richmond Mutual common stock to be issued in the merger;

•	the Registration Statement on Form S-4, of which this joint proxy statement/prospectus is a part, being effective and not subject to any stop order by the SEC;

•	absence of any injunction or other legal restraint blocking the merger or the bank merger; and

•	required regulatory approvals are received without the imposition of any unduly burdensome condition or requirement as reasonably determined by Richmond Mutual.

Additional Closing Conditions for the Benefit of Richmond Mutual. In addition to the mutual closing conditions, Richmond Mutual’s obligation to complete the merger is subject to the satisfaction or waiver of the following conditions:

•	accuracy of the representations and warranties made by Farmers Bancorp subject to the closing condition standards set forth in the merger agreement and the receipt by Richmond Mutual of a certificate signed by the Chief Executive Officer or Chief Financial Officer of Farmers Bancorp to that effect;

•	performance in all material respects by Farmers Bancorp of the obligations required to be performed by it at or prior to the effective time of the merger and the receipt by Richmond Mutual of a certificate signed by the Chief Executive Officer or Chief Financial Officer of Farmers Bancorp to that effect;

•	the receipt of consent from counterparties under specified contracts; and

•	the receipt by Richmond Mutual of an opinion of its legal counsel to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.

Additional Closing Conditions for the Benefit of Farmers Bancorp. In addition to the mutual closing conditions, Farmers Bancorp’s obligation to complete the merger is subject to the satisfaction or waiver of the following conditions:

•	accuracy of the representations and warranties made by Richmond Mutual subject to the closing condition standards set forth in the merger agreement and the receipt by Farmers Bancorp of a certificate signed by the Chief Executive Officer or Chief Financial Officer of Richmond Mutual to that effect;

•	performance in all material respects by Richmond Mutual of the obligations required to be performed by it at or prior to the effective time of the merger and the receipt by Farmers Bancorp of a certificate signed by the Chief Executive Officer or Chief Financial Officer of Richmond Mutual to that effect; and

•	the receipt by Farmers Bancorp of an opinion of its legal counsel to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.

Termination of the Merger Agreement

Richmond Mutual and Farmers Bancorp can jointly agree to terminate the merger agreement at any time. Either party may also terminate the merger agreement:

•	if a regulatory or other governmental authority has denied approval of the merger or the bank merger and such denial has become final and non-appealable, provided that the denial is not due to the failure of the party seeking termination to fulfill its obligations under the merger agreement, or if a court or regulatory other governmental authority issues a final, non-appealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the merger or the bank merger;

•	if the merger has not been completed by June 30, 2026, unless due to the failure of the party seeking termination to perform or observe its covenants and agreements set forth in the merger agreement;

•	if the other party breaches any representation, warranty, covenant or other agreement (provided that the terminating party is not then in material breach of representation, warranty, covenant or other agreement), which breach results in a failure to satisfy the closing conditions of the company seeking termination and such breach is not cured within twenty (20) days following written notice to the breaching party or by its nature or timing cannot be cured within that time period; or

•	if the provision granting Richmond Mutual the right to terminate the merger agreement, as described in the next paragraph, does not apply, and the shareholders of either Farmers Bancorp or Richmond Mutual fail to approve, at their respective shareholder meetings, the Farmers Bancorp merger proposal or Richmond Mutual merger and share issuance proposal, as applicable.

In addition to the circumstances described above, Richmond Mutual may terminate the merger agreement if: (i) the board of directors of Farmers Bancorp fails to recommend that Farmers Bancorp shareholders approve the Farmers Bancorp merger proposal or makes a change in recommendation; (ii) Farmers Bancorp materially breaches any of the provisions relating to acquisition proposals, as described under “—Agreement Not to Solicit Other Offers”; or (iii) shareholders of Farmers Bancorp representing more than ten percent (10.0%) of the issued and outstanding shares of Farmers Bancorp common stock as of the date of the merger agreement properly exercise dissenters’ rights and become dissenting shareholders. Immediately following such a termination by Richmond Mutual, Farmers Bancorp must pay Richmond Mutual a termination fee of $3.3 million in same-day funds.

Farmers may also terminate the merger agreement if: (i) the board of directors of Richmond Mutual fails to recommend that its shareholders approve the Richmond Mutual merger and share issuance proposal or makes a change in recommendation, or (ii) prior to obtaining Farmers Bancorp shareholder approval, in order to enter into an agreement relating to a superior proposal, provided that Farmers Bancorp (1) has not materially breached the merger agreement provisions outlined in “—Agreement Not to Solicit Other Offers” and (2) pays Richmond Mutual the $3.3 million termination fee.

Additionally, Farmers Bancorp must pay the $3.3 million termination fee to Richmond Mutual if the merger agreement is terminated by either party as a result of the failure of Farmers Bancorp to obtain the Farmers Bancorp shareholder approval and, prior to such termination, a proposal has been publicly announced (and not withdrawn at least two (2) business days prior to the Farmers Bancorp shareholder meeting) for a tender or exchange offer, a merger, consolidation or other business combination involving Farmers Bancorp or Farmers Bank, or for the acquisition of a majority of the voting power or a majority of the fair market value of the business, assets or deposits of Farmers Bancorp or Farmers Bank, and, within one year following such termination, Farmers Bancorp or Farmers Bank enters into a definitive agreement for, or consummates, such a transaction.

Employee and Benefit Plan Matters

Following the effective time of the merger, Richmond Mutual will maintain, or cause to be maintained, employee benefit plans and compensation opportunities for full-time active employees of Farmers Bancorp and its subsidiaries who are employed on the merger closing date and who continue their employment with Richmond Mutual or its subsidiaries (referred to below as “covered employees”). Such plans and opportunities will provide employee benefits and compensation programs that are substantially comparable to those made available to similarly situated employees of Richmond Mutual or its subsidiaries, as applicable. Until Richmond Mutual transitions covered employees to the benefit plans made available to similarly situated employees of Richmond Mutual or its subsidiaries, a covered employee’s continued participation in the employee benefit plans of Farmers Bancorp and its subsidiaries will be deemed to satisfy this provision of the merger agreement. Covered employees will not, however, be eligible to participate in any closed or frozen plan of Richmond Mutual or its subsidiaries.

To the extent that a covered employee becomes eligible to participate in a Richmond Mutual benefit plan, Richmond Mutual shall cause the plan to recognize full-time years of prior service of such covered employee with Farmers Bancorp, its subsidiaries or their predecessors, for purposes of eligibility, participation and vesting, but not benefit accruals. This recognition of service will not duplicate any benefits of a covered employee with respect to the same period of service.

With respect to any Richmond Mutual benefit plan that is a health, dental, vision or similar plan in which a covered employee becomes eligible to participate for the plan year in which such covered employee first becomes eligible, Richmond Mutual or a subsidiary of Richmond Mutual will use commercially reasonable best efforts to cause the waiver of all limitations relating to pre-existing conditions and waiting periods applicable to participation and coverage, to the extent such condition was or would have been covered under, or such waiting period was satisfied under, a Farmers Bancorp benefit plan maintained for such covered employees immediately prior to the merger closing date.

Farmers Bancorp has agreed to take, and cause its subsidiaries to take, all actions requested by Richmond Mutual (provided the request is made at least 20 days prior to the effective time of the merger) that may be necessary or appropriate to (i) cause the continuation on and after the effective time of the merger of any contract, arrangement or insurance policy relating to any Farmers Bancorp benefit plan for such period as may be requested by Richmond Mutual, (ii) facilitate the merger of any Farmers Bancorp benefit plan into any employee benefit plan maintained by Richmond Mutual or a Richmond Mutual subsidiary, (iii) terminate any Farmers Bancorp benefit plan as of the effective time of the merger or as of the date immediately prior to the effective time of the merger, and/or (iv) cause benefit accruals and entitlements under any Farmers Bancorp benefit plan to cease as of the effective time of the merger or as of the date immediately preceding the effective time of the merger.

Richmond Mutual has agreed that it or its subsidiaries will honor the obligations of Farmers Bancorp under all deferred compensation agreements, director retirement agreements and long-term incentive agreements previously identified by Farmers Bancorp pursuant to the merger agreement.

Each employee of Farmers Bancorp or Farmers Bank (other than employees who are parties to change of control or severance agreements) who becomes an employee of Richmond Mutual or First Bank at the effective time of the merger and who is subsequently terminated without cause within six months after the merger, or who is not offered a comparable position with Richmond Mutual or First Bank and terminates employment prior to the effective time of the merger, will be entitled to a severance payment equal to two weeks of the employee’s then-current base salary multiplied by the employee’s total completed years of service with Farmers Bancorp or its subsidiaries (without duplication) from the date of last hire; provided, however, that the minimum severance payment shall not be less than four weeks of the employee’s base salary and the maximum severance payment shall not exceed 26 weeks of the employee’s base salary; and provided further, that the employee executes a general release and waiver of claims against Farmers Bancorp and Richmond Mutual, and their respective affiliates, in a form acceptable to Richmond Mutual.

Indemnification and Continuance of Director and Officer Liability Coverage

For a period of six years following the merger, Richmond Mutual will maintain and preserve the rights of current and former directors and officers of Farmers Bancorp and its subsidiaries to indemnification to the fullest extent permitted under Farmers Bancorp’s articles of incorporation and bylaws and applicable law, including in connection with claims arising out of or relating to matters existing or occurring at or prior to the effective time of the merger, including the transactions contemplated by the merger agreement. Such indemnification may include the payment of expenses, including attorneys’ fees, and amounts paid in settlement, to the extent permitted by law.

Prior to the completion of the merger, Richmond Mutual shall purchase a prepaid tail policy for directors’ and officers’ liability insurance for a coverage period up to six years with respect to actions, omissions, events, matters and circumstances occurring prior to the effective time, provided that the cost thereof shall not exceed 150% of Farmers Bancorp’s current annual premium for such insurance. Richmond Mutual will cause such policy to be maintained in full force and effect for its full term and will cause all obligations thereunder to be honored by the combined company after the merger.

Expenses

Except as described below, each party will pay its own expenses in connection with the merger. Richmond Mutual has paid the filing fee for the Registration Statement on Form S-4 of which this joint proxy statement/prospectus is a part, as well as the filing fees for regulatory applications. All expenses of printing and mailing this joint proxy statement/prospectus will be shared proportionally by the parties.

Amendment, Waiver and Extension of the Merger Agreement

Subject to applicable law, the merger agreement may be amended by the parties at any time before or after Farmers Bancorp shareholder approval or Richmond Mutual shareholder approval. However, after such shareholder approvals, no amendment that would itself require further shareholder approval under applicable law may be made without obtaining such additional approval.

At any time prior to the completion of the merger, and to the extent permitted by law, the parties may extend the time for the performance of any obligations or other acts of the other party, waive any inaccuracies in the representations and warranties in the merger agreement or related documents, and waive compliance with any agreements or satisfaction of any conditions contained in the merger agreement.

Voting Agreements

As a condition for Richmond Mutual to enter into the merger agreement, the directors of Farmers Bancorp who hold Farmers Bancorp common stock have entered into Richmond Mutual voting agreements with Richmond Mutual with respect to the shares of Farmers Bancorp common stock they own. Under these agreements, each director of Farmers Bancorp and/or Farmers Bank has agreed:

•	to vote, or cause to be voted, all of their shares of Farmers Bancorp common stock (i) in favor of the Farmers Bancorp merger proposal and any action required in furtherance thereof and (ii) against any proposal made in opposition to or in competition with the consummation of the merger;

•	not to sell, transfer, or otherwise dispose of any of their Farmers Bancorp common stock until after Farmers Bancorp shareholder approval, except (i) to a transferee who agrees in writing to be bound by the terms of the voting agreement in a form reasonably satisfactory to Richmond Mutual, (ii) by will or operation of law, or (iii) with Richmond Mutual’s prior written consent; and

•	not to bring or assist any legal action challenging the validity of or seeking to enjoin the operation of any provision of the Richmond Mutual voting agreement or the merger agreement.

Similarly, as a condition for Farmers Bancorp to enter into the merger agreement, the directors and executive officers of Richmond Mutual who hold Richmond Mutual common stock have entered into Farmers Bancorp voting agreements with Farmers Bancorp regarding the shares of Richmond Mutual common stock they own. Under these agreements, each director and executive officer of Richmond Mutual has agreed:

•	to vote, or cause to be voted, all of their Richmond Mutual common stock (i) in favor of the Richmond Mutual merger and share issuance proposal and any action required in furtherance thereof and (ii) against any proposal made in opposition to or in competition with the consummation of the merger;

•	not to sell, transfer or otherwise dispose of any such Richmond Mutual common stock until after Richmond Mutual shareholder approval, except (i) to a transferee who agrees in writing to be bound by the terms of the voting agreement in a form reasonably satisfactory to Farmers Bancorp, (ii) by will or operation of law, or (iii) with Farmers Bancorp’s prior written consent; and

•	not to bring or assist any legal action challenging the validity of or seeking to enjoin the operation of any provision of the Farmers Bancorp voting agreement or the merger agreement.

The obligations under each Richmond Mutual voting agreement and Farmers Bancorp voting agreement will terminate concurrently with any termination of the merger agreement.

UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information has been derived from the historical consolidated financial statements of Richmond Mutual and Farmers Bancorp and has been prepared to illustrate the estimated financial effect of the merger. The information presented combines the historical consolidated financial position and results of operations of Richmond Mutual and its subsidiaries and Farmers Bancorp and its subsidiaries, accounted for as an acquisition by Richmond Mutual of Farmers Bancorp using the acquisition method of accounting for business combinations under GAAP. The pro forma adjustments described in the accompanying notes give effect to the merger and related transactions.

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of Farmers Bancorp will be recorded by Richmond Mutual at their respective estimated fair values as of the merger closing date.

The unaudited pro forma condensed combined balance sheet gives effect to the merger as if it had occurred on December 31, 2025, while the unaudited pro forma condensed combined statement of income for the year ended December 31, 2025, gives effect to the merger as if it had occurred as of the beginning of the period.

This unaudited pro forma condensed combined financial information reflects the merger of Farmers Bancorp with and into Richmond Mutual based on preliminary estimates of acquisition accounting adjustments. Actual adjustments will be recorded as of the effective date of the merger and may differ materially from the estimates presented herein.

Richmond Mutual and Farmers Bancorp have different fiscal year ends. Farmers Bancorp’s fiscal year ends on June 30, while Richmond Mutual’s fiscal year ends on December 31. Because the fiscal year ends differ by more than 93 days, Farmers Bancorp’s historical financial information has been adjusted, in accordance with SEC regulations, for purposes of preparing the pro forma condensed combined statement of income. For the year ended December 31, 2025, Farmers Bancorp’s data was derived by starting with its audited results for the fiscal year ended June 30, 2025, removing results for the six months ended December 31, 2024, and adding unaudited results for the six months ended December 31, 2025.

The unaudited pro forma condensed combined financial information includes estimated adjustments to record Farmers Bancorp’s assets and liabilities at their respective estimated fair values based on information currently available and management’s best estimates. These preliminary adjustments are subject to revision as additional information becomes available and as valuation analyses are finalized. The final allocation of the purchase price will be determined after completion of the merger and completion of the valuation process to determine the fair values of the acquired assets and liabilities. Accordingly, the final purchase price allocation and related pro forma adjustments may differ materially from those reflected in this presentation. Changes in the estimated fair value of Farmers Bancorp’s identifiable assets and liabilities could result in corresponding changes in the amount allocated to goodwill and may affect the combined company’s future results of operations through changes in depreciation, amortization, or yield adjustments.

Richmond Mutual has not yet completed a detailed review of Farmers Bancorp’s accounting policies to identify potential differences that may require adjustment or reclassification. Following completion of the merger, Richmond Mutual will perform a comprehensive review to determine whether differences in accounting policies exist. Any such differences, once identified and conformed, could have a material impact on the combined company’s consolidated financial information.

The unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of the financial position or operating results that would have been achieved had the merger occurred on the dates assumed, nor is it necessarily indicative of the future operating results or financial position of the combined company. This pro forma financial information is subject to the assumptions, estimates, and risks described herein and in the section entitled “Risk Factors” beginning on page 20. The information does not reflect any potential cost savings, operating synergies, or revenue enhancements that may be realized as a result of the merger, nor does it reflect any integration costs, restructuring charges, or other transaction-related expenses.

This unaudited pro forma condensed combined financial information and accompanying notes should be read in conjunction with the historical consolidated financial statements and related notes of Richmond Mutual, which are incorporated by reference in this joint proxy statement/prospectus, and those of Farmers Bancorp, which are included herein.

RICHMOND MUTUAL AND FARMERS BANCORP

UNAUDITED PRO FORMA CONDENSED COMBINED

BALANCE SHEET

As of December 31, 2025

(In thousands)

	Richmond Mutual	Farmers Bancorp	Transaction Accounting Adjustments	Notes	Pro Forma
ASSETS

Cash and cash equivalents	$33,130	$73,275	$(10,843)	A	$95,562
Interest-earning time deposits	2,070	-	-		2,070
Investment securities – available for sale	251,915	202,819	-		454,734
Investment securities – held to maturity	2,748	-	-		2,748
Loans held for sale	828	-	-		828
Loans and leases	1,193,719	809,920	(15,874)	B	1,987,765
Less: Deferred fees, net	(440)	(1,609)	1,609	C	(440)
Less: Allowance for credit losses	(16,466)	(10,681)	(3,088)	D	(30,235)
Total loans receivable, net	1,176,813	797,630	(17,353)		1,957,090
Premises and equipment, net	13,397	19,102	-	E	32,499
Federal Home Loan Bank stock	13,907	7,143	-		21,050
Core deposit intangible (“CDI”), net	-	-	20,800	F	20,800
Other assets	30,982	42,010	2,159	G	75,151
TOTAL ASSETS	$1,525,790	$1,141,979	$(5,237)		$2,662,532

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposits	1,114,893	919,645	(135)	H	2,034,403
Borrowings	252,000	111,287	-		363,287
Subordinated debentures, net of issuance costs	-	14,781	-		14,781
Accrued expenses and other liabilities	13,116	11,520	-		24,636
Total liabilities	1,380,009	1,057,233	(135)		2,437,107

SHAREHOLDERS’ EQUITY
Common stock	105	2,509	(2,446)	I	168
Additional paid-in capital	92,897	1	87,965	J	180,863
Retained earnings	97,325	97,478	(105,863)	K	88,940
Accumulated other comprehensive loss, net	(34,559)	(15,242)	15,242	L	(34,559)
Unearned ESOP shares	(9,987)	-	-		(9,987)
Total shareholders’ equity	145,781	84,746	(5,102)		225,425
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,525,790	$1,141,979	$(5,237)		$2,662,532

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

RICHMOND MUTUAL AND FARMERS BANCORP

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENTS OF INCOME

For the Year Ended December 31, 2025

(In thousands, except per share data)

	Richmond Mutual	Farmers Bancorp	Transaction Accounting Adjustments	Notes	Pro Forma
Interest income:
Loans and leases	$77,383	$51,013	$-		$128,396
Investment securities	7,706	6,744	-		14,450
Other	818	1,624	(407)	M	2,035
Total interest income	85,907	59,381	(407)		144,881
Interest expense:
Deposits	31,248	18,291	135	N	49,674
Borrowings	10,813	6,284	-		17,097
Total interest expense	42,061	24,575	135		66,771
Net interest income	43,846	34,806	(542)		78,110
Provision for credit loan losses	2,153	1,320	-		3,473
Net interest income after provision for credit losses	41,693	33,486	(542)		74,637
Noninterest income:
Service charges on deposit accounts	1,266	1,169	-		2,435
Card fee income	1,317	1,763	-		3,080
Loan and lease servicing fees	681	63	-		744
Net loss on securities	(156)	-	-		(156)
Net gain on loan and leases sales	409	615	-		1,024
Trust fees	1,382	2,106	-		3,488
Other income	164	1,075	-		1,239
Total noninterest income	5,063	6,791	-		11,854
Noninterest expense:
Salaries and employee benefits	18,544	16,581	(477)	O	34,648
Net occupancy expense	1,456	1,735	-		3,191
Equipment expense	1,001	1,166	-		2,167
Data processing	3,789	2,868	-		6,657
Deposit insurance expense	1,194	517	-		1,711
Legal and professional fees	1,840	2,068	-		3,908
Other expense	5,279	3,903	2,080	P	11,262
Total noninterest expense	33,103	28,838	1,603		63,544
Income before income taxes	13,653	11,439	(2,145)		22,947
Income tax expense	2,076	1,772	(536)	Q	3,312
Net income	$11,577	$9,667	$(1,608)		$19,636

Earnings per common share:
Basic	$1.20	$5.27		R	$1.23
Diluted	$1.17	$5.27		R	$1.21

Average common shares outstanding:
Basic	9,669,682	1,842,531		S	15,934,287
Diluted	9,901,266	1,842,531		S	16,165,871

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1 – Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting for business combinations in accordance with GAAP. The unaudited pro forma condensed combined balance sheet as of December 31, 2025, is presented as if the merger had occurred on that date, and the unaudited pro forma condensed combined statements of income for the year ended December 31, 2025, is presented as if the merger had occurred as of the beginning of the period.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial position that would have been achieved had the merger occurred on the dates assumed, nor is it necessarily indicative of the future results of operations or financial position of the combined company.

The pro forma adjustments are preliminary and based on management’s estimates of the fair values of the assets acquired and liabilities assumed as of the assumed merger date. These estimates are subject to change as additional information becomes available and as final valuation analyses of tangible and identifiable intangible assets and assumed liabilities are completed. Accordingly, the final fair value adjustments may differ materially from those presented herein.

Under the acquisition method of accounting, Farmers Bancorp’s identifiable assets and liabilities, including any identifiable intangible assets, will be recorded by Richmond Mutual at their respective estimated fair values as of the merger closing date. The preliminary estimates reflected in this unaudited pro forma condensed combined financial information are based on information currently available and on management’s judgments regarding facts and circumstances that exist as of this time. These estimates are subject to adjustment and may vary from the amounts ultimately recorded upon completion of the merger. Potential adjustments may include, but are not limited to, changes in: (i) Farmers Bancorp’s balance sheet through the effective time of the merger; (ii) total merger-related expenses, if consummation and/or implementation costs differ from current estimates; (iii) the fair values of acquired assets and assumed liabilities due to changes in market conditions or additional information; and (iv) the fair value of Richmond Mutual common stock issued as merger consideration.

Certain historical amounts of Farmers Bancorp have been reclassified on a pro forma basis to conform to the presentation and accounting classifications used by Richmond Mutual. The accounting policies of Richmond Mutual and Farmers Bancorp are currently being reviewed. Upon completion of this review, additional conforming adjustments or financial statement reclassifications may be required. The pro forma information does not reflect any potential cost savings, operating synergies, or revenue enhancements that may result from the merger, nor does it reflect the costs that may be incurred to achieve such synergies.

Note 2 – Purchase Price

Each share of Farmers Bancorp common stock will be converted into the right to receive, promptly following completion of the merger, 3.40 shares of Richmond Mutual common stock. Richmond Mutual will not issue any fractional shares of stock in the merger as the value of calculated fractional shares will be paid in cash.

In total, based on Farmers Bancorp common stock outstanding as of December 31, 2025 (including unvested Farmers Bancorp RSU Awards), Richmond Mutual would issue approximately 6,269,855 shares of Richmond Mutual common stock in the merger, resulting in approximately 16,771,115 shares of Richmond Mutual common stock outstanding after the merger. The December 31, 2025 stock price of $14.04 was used for this joint proxy statement/prospectus as the stock price. Any change in the price of Richmond Mutual common stock would result in a change to the amount of goodwill. The total consideration transferred approximates $88.9 million.

The table below presents a preliminary calculation of estimated merger consideration:

Share consideration:

Amount
($ in thousands)
Shares of Farmers Bancorp common stock, including unvested Farmers Bancorp RSU Awards	1,844,075
Exchange ratio	3.40
Richmond Mutual common stock to be issued	6,269,855
Richmond Mutual’s closing share price as of December 31, 2025	$14.04
Preliminary fair value of consideration for outstanding common stock	$88,029
Cash consideration for fractional shares	$2
Cash consideration for unvested Farmers Bancorp performance share awards	$912
Preliminary fair value of estimated total consideration	$88,943

Note 3 –Purchase Price Allocation of Farmers Bancorp

At the merger effective time, Farmers Bancorp’s assets and liabilities are required to be recorded at their estimated fair values. The assumptions used to determine the relevant estimated fair value adjustments below are discussed in detail in Note 4 – Pro Forma Condensed Combined Financial Information Adjustments. The excess of the purchase price over the fair value of the net assets acquired is recorded as goodwill.

The preliminarily estimates of the consideration transferred to the assets acquired and liabilities assumed are summarized in the following table:

	At
	December 31, 2025
	(In thousands)
Pro forma purchase price of Farmers Bancorp
Fair value of Richmond Mutual common stock at $14.04(1) per share for 6,269,855 shares		$88,029
Cash payment for unvested Farmers Bancorp performance share awards		912
Total pro forma purchase price		$88,941

Fair value of assets acquired:
Cash	$73,275
Investment securities available for sale	202,819
Loans receivable	780,277
CDI assets	20,800
Other assets	70,414
Total assets and identifiable intangible assets acquired	$1,147,585

Fair value of liabilities assumed:
Deposits	$919,510
Borrowings	111,287
Accrued expenses and other liabilities	26,301
Total liabilities assumed	$1,057,098

Fair value of net assets and identifiable intangible assets acquired		$90,487
Excess of net assets and identifiable intangible assets acquired over purchase price - bargain purchase gain(2)		$1,546

(1)	Stock price is as of close of business December 31, 2025.
(2)	The bargain purchase gain (“BPG”) is reflected as a transaction accounting adjustment to retained earnings in the pro forma condensed combined balance sheet.

The table below provides sensitivity analysis for the potential impact of variations in Richmond Mutual’s common stock price on the estimated equity consideration and estimated bargain purchase gain or goodwill:

	Common Stock Price	Estimated Total Equity Consideration	Estimated (BPG) Goodwill
Common stock price sensitivity as presented in the pro forma consideration results(1)
Results if:
Richmond Mutual’s common stock price increases 10%	$15.44	$96,832	$7,256
Richmond Mutual’s common stock price decreases 10%	12.64	79,226	(10,349)
Richmond Mutual’s common stock price increases 20%	16.85	105,635	16,059
Richmond Mutual’s common stock price decreases 20%	11.23	70,423	(19,152)

(1)	Stock price is as of close of business December 31, 2025.

Note 4 – Pro Forma Condensed Combined Financial Information Adjustments.

The following pro forma adjustments have been included in the unaudited pro forma condensed combined financial information. Estimated fair value adjustments are based upon available information, and certain assumptions considered reasonable, and may be revised as additional information becomes available. The following are the pro forma adjustments made to record the transaction and to adjust Farmers Bancorp’s assets and liabilities to their estimated fair values at December 31, 2025.

A. Adjustments to Cash and cash equivalents
To reflect cash payment for all unvested Farmers Bancorp performance share awards.	$912
To reflect projected cash used for merger costs. See Note 5 – Merger Costs.	9,931
Total cash and cash equivalents	$10,843

B. Adjustments to Loan and lease receivables, excluding allowance for credit losses and fees on loans and leases not yet recognized
To reflect the discount on loans and leases at merger date. Estimated the fair value using portfolio performance and yields compared to market.	$(15,874)

C. Adjustments to Deferred costs in excess of fees	$1,609

D. Adjustments to Allowance for credit losses on loans and leases
To remove the Farmers Bancorp allowance for credit losses on loans and leases at period end date as the credit risk is accounted for in the fair value adjustment for the loans and leases receivable in Adjustment B above.	$(3,088)

E. Adjustments to Premises and equipment, net
The fair value of premises and equipment acquired has not yet been determined. Carrying value is being used for presentation.	$-

F. Adjustments to Intangible asset, net
To record the estimated fair value of the CDI asset identified in the merger as estimated prior to close date.	$20,800

G. Adjustments to Other assets
To reflect the fair value of the other assets in the merger as follows:
Estimated tax effect of market value adjustments.	$(426)
Total tax effect at 20.7% of merger-related expenses after adjustment for non-deductible expenses.	2,585
Total other assets	$2,159

H. Adjustment to Deposits
To reflect estimated fair market value of deposits based on current interest rates	$(135)

I. Adjustments to Common Stock
To record the issuance of Richmond Mutual common stock as purchase price consideration and to eliminate the common stock of Farmers Bancorp.	$85,457

Issuance of Richmond Mutual common stock to Farmers Bancorp shareholders (6,269,855 shares, par value $0.01 per share).	63
Total common stock	$85,520

J. Elimination of the historical Farmers Bancorp common stock Additional Paid-In Capital.	$(1)

K. Adjustment to Retained Earnings
To eliminate the historical Farmers Bancorp retained earnings.	$(97,478)

To record adjustment to retained earnings for Richmond Mutual’s estimated merger costs, net of tax. Estimated merger expenses are $9.9 million, net of the tax (assuming an effective tax rate of 20.7% after adjustment for estimated non-deductible expenses of $2.2 million).	(9,931)

Bargain purchase gain.	1,546
Total retained earnings	$(105,863)

L. Adjustment to Accumulated Other Comprehensive Income
To eliminate the historical Farmers Bancorp accumulated other comprehensive income.	$15,242

For purposes of determining the pro forma effect of the merger on the Income Statement, the following pro forma adjustments have been made as if the acquisition occurred as of the beginning of the period presented:

Income Statements (In Thousands)
For the Year Ended December 31, 2025
M. Adjustments to Interest income: Other
To recognize the reduction in other cash reflected for the merger at an estimated yield of 3.75% annualized.	$(407)

N. Adjustments to Interest expense: Deposit
To recognize the reduction in interest expense for the time deposit premium amortization.	$135

O. Adjustments to Noninterest expense: Salaries and employee benefit
To eliminate equity incentive compensation expenses.	$(477)

P. Adjustments to Noninterest expense: Other expense
To reflect estimated CDI asset amortization over ten years.	$2,080

Q. Adjustments to provision for income taxes
Adjusted tax rate of 20.7% for additional income earned from the combined company (after adjustment for estimated non-deductible expenses of $2.2 million).	$(536)

R. Earnings per common share:
Earnings per common share, basic and diluted were calculated using the calculated pro forma net income less dividends and undistributed earnings allocated to participating securities divided by the calculated pro forma basic and dilutive average shares outstanding.

S. Basic and diluted average common shares outstanding
Basic and diluted average common shares outstanding were calculated by adding the shares assumed to be issued by Richmond Mutual in the merger (average basic shares multiplied by the exchange ratio) to the historical average Richmond Mutual shares outstanding for the year ended December 31, 2025.

Note 5 – Merger Costs

In connection with the merger, the combined company’s integration plan remains under development, and will continue to be refined as the management teams of Richmond Mutual and Farmers Bancorp complete their evaluation of the two organizations’ operations. Management is currently assessing personnel requirements, employee benefit and compensation plans, information and operating systems, facilities, vendor and service contracts, and other key operational functions to determine the most efficient and effective structure for the combined institution. As these assessments progress, certain integration decisions may result in workforce realignments, system conversions, contract terminations, branch consolidations, or other restructuring activities. The timing, amount, and nature of such actions have not yet been finalized.

In accordance with U.S. GAAP and interagency regulatory accounting guidance, costs directly related to the merger transaction (such as legal, advisory, and investment banking fees) will be expensed as incurred and not capitalized in the purchase accounting for the business combination. Restructuring and integration costs, including severance, system conversion, and contract termination charges, will be recognized separately from the business combination when the associated actions are probable and reasonably estimable. No liabilities for such restructuring or integration activities have been included in the accompanying unaudited pro forma condensed combined financial information, as specific plans and related cost estimates have not yet been finalized. Any such costs will be recorded by the combined company in the periods in which the related actions are approved and incurred, in accordance with applicable accounting and regulatory guidance.

The table below reflects Richmond Mutual’s current estimate of the aggregate merger costs of $12.5 million, or $9.9 million net of $2.6 million of income tax benefit, expected to be incurred in connection with the merger, which are included in the pro forma financial information. While a portion of these costs may be required to be recognized over time, the current estimate of these costs, primarily comprised of anticipated cash charges, include the following:

At December 31, 2025
(In thousands)
Professional fees	$3,850
Change of control payments	1,831
Vesting of restricted stock grants	-
Severance and retention plan	800
Data processing, termination and conversion	4,725
Other expenses	1,310
Pre-tax merger costs	12,516
Income tax benefit (assuming an effective tax rate of 20.7% after adjustment for estimated non-deductible expenses of $2.2 million)	2,585
Net merger costs	$9,931

Richmond Mutual’s current estimate of aggregate merger-related costs is a forward-looking statement that is subject to significant uncertainty. While this estimate reflects management’s present expectations regarding the nature and amount of costs expected to be incurred in connection with the merger, the actual timing and level of such costs will depend on the final integration plans and related actions undertaken following consummation of the merger. Readers are cautioned that completion of the integration process and other post-merger activities may affect this estimate, and that the type, timing, and amount of actual costs incurred could differ materially from current the estimate if future developments vary from management’s underlying assumptions. Management currently believes that these merger-related costs are not expected to have a material adverse effect on the combined company’s ability to maintain adequate liquidity to fund loan originations, meet deposit withdrawals, satisfy other financial commitments, or support ongoing operations. See “Cautionary Statement Regarding Forward-Looking Statements” on page 27 for a discussion of factors that could cause actual results to differ materially from those anticipated in these forward-looking statements.

INFORMATION ABOUT RICHMOND MUTUAL AND FARMERS BANCORP COMMON STOCK

Richmond Mutual common stock is listed on the NASDAQ under the symbol “RMBI.” Farmers Bancorp common stock is quoted on the OTC Pink Open Market under the symbol “FABP.” Such over-the-counter quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. These quotations represent prices at which dealers indicate they are willing to buy or sell the stock and do not necessarily reflect executed trades. The OTC Pink Open Market is an electronic, screen-based market which imposes considerably less stringent listing standards than the NASDAQ. Historical trading in Farmers Bancorp common stock has not been extensive and such trades cannot be characterized as constituting an active trading market.

The following table sets forth, for the calendar quarters indicated, the high and low sales prices per Richmond Mutual common share as reported on NASDAQ and Farmers Bancorp common stock as quoted on the OTC Pink Open Market.

	Richmond Mutual		Farmers Bancorp(1)
	Market Price		Market Price
	High	Low	High	Low
2026
First quarter 2026 (through March 30, 2026)	$14.45	$13.12	$48.01	$47.05
2025
December 31, 2025	$14.76	$12.77	$48.99	$40.00
September 30, 2025	15.24	13.21	40.00	36.05
June 30, 2025	14.68	11.80	40.00	36.01
March 31, 2025	14.68	11.37	37.50	35.95
2024
December 31, 2024	$15.15	$12.59	$38.48	$32.50
September 30, 2024	13.00	11.26	38.50	33.00
June 30, 2024	12.50	10.15	40.00	37.75
March 31, 2024	13.00	10.11	42.40	38.22

(1)	High and low quotations for Farmers Bancorp common stock represent inter-dealer prices on the OTC Pink Open Market and may not reflect executed transactions.

You should obtain current market quotations for Richmond Mutual common stock, as the market price of Richmond Mutual common stock is likely to fluctuate between the date of this document and the date on which the merger is completed, and thereafter. You can get these quotations on the Internet, from a newspaper or by calling your broker.

As of March 30, 2026, there were approximately 418 holders of record of Richmond Mutual common stock. This does not reflect the number of persons or entities who may hold their stock in nominees or “street name” through brokerage firms.

As of March 30, 2026, there were approximately 366 holders of record of Farmers Bancorp common stock. This does not reflect the number of persons or entities who may hold their stock in nominees or “street name” through brokerage firms.

Equivalent value per share

The following table shows the closing prices of (i) Richmond Mutual common stock as reported on the NASDAQ and (ii) Farmers Bancorp common stock as reported on the OTC Pink Open Market, on November 11, 2025, the last trading date preceding the public announcement of the proposed merger and on March 30, 2026, the latest practicable date before the date of this joint proxy statement/prospectus. To help illustrate the market value of the per share merger consideration to be received by Farmers Bancorp’s shareholders, the following table also presents the equivalent market value per share of Farmers Bancorp common stock as of November 11, 2025 and March 30, 2026, which were determined by multiplying the closing price for the Richmond Mutual common stock on those dates by the exchange ratio of 3.40 shares of Richmond Mutual common stock.

	Richmond Mutual Common Stock	Farmers Bancorp Common Stock	Equivalent Value per Share of Farmers Bancorp Common Stock
November 11, 2025	$13.57	$43.00	$46.14
March 30, 2026	$13.55	$48.00	$46.07

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCEs OF THE MERGER

This discussion addresses the material United States federal income tax consequences of the merger to U.S. holders (as defined below) of Farmers Bancorp common stock. The discussion is based on provisions of the Code, U.S. Treasury regulations, administrative rulings of the IRS, and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations.

The following discussion neither binds the IRS nor precludes the IRS from adopting a position contrary to that expressed in this joint proxy statement/prospectus, and we cannot assure you that such contrary position could not be asserted successfully by the IRS or adopted by a court if the positions were litigated. We have not obtained, and do not intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of the merger.

For purposes of this discussion, we use the term “U.S. holder” to mean a beneficial owner that is:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or any of its political subdivisions;
•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) such trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes; or
•	an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion applies only to U.S. holders that hold their Farmers Bancorp common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder in light of the holder’s particular circumstances or to U.S. holders subject to special treatment under the U.S. federal income tax laws, including without limitation the following:

•	banks and other financial institutions;

•	pass-through entities and investors therein;

•	persons liable for the alternative minimum tax;

•	qualified insurance plans;

•	insurance companies;

•	mutual funds;

•	tax-exempt organizations;

•	dealers or brokers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons that hold Farmers Bancorp common stock as part of a straddle, hedge, constructive sale, conversion or other integrated transaction;

•	persons with “applicable financial statements” within the meaning of Section 451(b) of the Code;

•	regulated investment companies;

•	real estate investment trusts;

•	retirement plans, pension funds, individual retirement accounts or other tax-deferred accounts;

•	persons whose “functional currency” is not the U.S. dollar;

•	U.S. expatriates and former residents of the United States; and

•	persons who acquired their Farmers Bancorp common stock through the exercise of a stock option or otherwise as compensation or through a tax-qualified retirement plan.

Furthermore, this discussion does not address any state, local or non-U.S. tax consequences, or U.S. federal estate, gift, alternative minimum tax or other non-income tax consequences.

If a partnership or other entity taxed as a partnership for U.S. federal income tax purposes holds Farmers Bancorp common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisors about the tax consequences of the merger to them.

The actual U.S. federal income tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within our control. This discussion does not constitute tax advice. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax, the estate and gift tax, and any state, local or non-U.S. and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally

The parties intend for the merger to qualify as a “reorganization” within the meaning of Code Section 368(a) of the Code. Each of Amundsen Davis, LLC and Silver, Freedman, Taff &Tiernan LLP have delivered tax opinions, dated March 23, 2026 and filed as exhibits to the registration statement of which this joint proxy statement/prospectus is a part, to this effect. Additionally, it is a condition to Farmers Bancorp’s obligation to complete the merger that Farmers Bancorp receives a written opinion of Amundsen Davis, LLC, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Richmond Mutual’s obligation to complete the merger that Richmond Mutual receives a written opinion of its special counsel, Silver, Freedman, Taff & Tiernan LLP, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These conditions are waivable, and Farmers Bancorp and Richmond Mutual undertake to recirculate and resolicit if either of these conditions is waived and the change in U.S. federal income tax consequences is material. These opinions will be based on the assumption that the merger will be completed in the manner set forth in the merger agreement and the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part, and on representation letters provided by Farmers Bancorp and Richmond Mutual to be delivered at the time of the closing. Those opinions will also be based on the assumption that the representations set forth in the merger agreement and the representation letters are, as of the effective time of the merger, true and complete without qualification and that the representation letters are executed by appropriate and authorized officers of Farmers Bancorp and Richmond Mutual. If any of the assumptions or representations upon which such opinions are based is inconsistent with the actual facts with respect to the merger, the U.S. federal income tax consequences of the merger could be adversely affected.

In addition, neither of the tax opinions given in connection with the merger or in connection with the filing of the registration statement will be binding on the IRS. Neither Farmers Bancorp nor Richmond Mutual intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the merger, and consequently, there is no assurance that the IRS will treat the merger as a “reorganization” within the meaning of Section 368(a) of the Code or that a court would not sustain a position to the contrary to any of the positions set forth herein. If the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the transaction could be treated as a fully taxable transaction on which gain or loss would be recognized in full. In addition, penalties and interest could be imposed on any resulting tax deficiency. Accordingly, each U.S. holder of Farmers Bancorp common stock should consult her or his tax advisor with respect to the particular tax consequences of the merger to such holder.

Based upon the terms of the merger agreement and the facts and representations contained in the representation letters received from Farmers Bancorp and Richmond Mutual in connection with the filing of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part, it is the opinion of Amundsen Davis, LLC and Silver, Freedman, Taff &Tiernan LLP that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, no gain or loss will be recognized by Farmers Bancorp or Richmond Mutual as a result of the merger, and the material U.S. federal income tax consequences of the merger to U.S. holders will be as follows:

U.S. Holders that Exchange Farmers Bancorp Common Stock Solely for Richmond Mutual Common Stock. Subject to the discussion below relating to the receipt of cash in lieu of a fractional share, a U.S. holder that exchanges all of its Farmers Bancorp common stock solely for shares of Richmond Mutual common stock generally:

•	will not recognize any gain or loss upon the exchange of shares of Farmers Bancorp common stock for shares of Richmond Mutual common stock in the merger;

•	will have an aggregate tax basis in the Richmond Mutual common stock received in the merger (including any fractional share deemed received and redeemed for cash as described below) equal to the aggregate tax basis of the Farmers Bancorp common stock surrendered in exchange therefor; and

•	will have a holding period for shares of Richmond Mutual common stock received in the merger (including fractional shares of Richmond Mutual common stock deemed received and exchanged for cash, as described below) that includes its holding period for its shares of Farmers Bancorp common stock surrendered in exchange therefor, provided that such stock was held by such holder as a capital asset at the time of the exchange.

Cash Received Instead of a Fractional Share of Richmond Mutual Common Stock. A U.S. holder of Farmers Bancorp common stock that receives cash in lieu of a fractional share of Richmond Mutual common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by Richmond Mutual. This deemed redemption generally will be treated as a sale or exchange, and as a result, a U.S. holder generally will recognize gain or loss equal to the difference between the amount of cash received and the basis in the fractional share, as set forth above. This gain or loss will generally be long-term capital gain or loss if, as of the effective time of the merger, the holding period for such stock is greater than one year. The deductibility of capital losses is subject to limitations.  See the below discussion regarding blocks of stock that were purchased at different times or at different prices.

Cash Received on Exercise of Dissenters’ Rights. A U.S. holder of Farmers Bancorp common stock that receives cash in exchange for such holder’s Farmers Bancorp common stock upon exercise of dissenters’ rights will recognize gain or loss equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Farmers Bancorp common stock exchanged therefor. Such gain or loss will generally be long-term or short-term capital gain or loss, depending on the U.S. holder’s holding period in the Farmers Bancorp common stock exchanged. The tax consequences of cash received may vary depending upon your individual circumstances. Each holder of Farmers Bancorp common stock who contemplates exercising statutory dissenters’ rights should consult its tax adviser as to the possibility that all or a portion of the payment received pursuant to the exercise of such rights will be treated as dividend income.

If a U.S. holder of Farmers Bancorp common stock acquired different blocks of shares of Farmers Bancorp common stock at different times or at different prices, such holder’s basis and holding period may be determined with reference to each block of Farmers Bancorp common stock. A loss realized on the exchange of one block of shares cannot be used to offset a gain realized on the exchange of another block of shares, but a U.S. holder will generally be able to reduce its capital gains by its other recognized capital losses in determining its U.S. federal income tax liability. Each U.S. holder of Farmers Bancorp common stock is urged to consult such holder’s tax advisor regarding the manner in which gain or loss should be calculated among different blocks of Farmers Bancorp common stock exchanged in the merger and with respect to identifying the bases or holding periods of the particular shares of Richmond Mutual common stock received in the merger.

Net Investment Income Tax

In addition to regular U.S. federal income tax, certain individual U.S. holders of Farmers Bancorp common stock may be subject to a 3.8% tax  (i.e., the net investment income tax) on the lesser of: (1) his or her “net investment income” for the relevant taxable year, or (2) the excess of his or her modified adjusted gross income for the taxable year over a certain threshold (between $125,000 and $250,000 depending on the individual’s U.S. federal income tax filing status). Estates and trusts are subject to similar rules. Net investment income generally would include any capital gain recognized in connection with the merger (including any gain treated as a dividend), as well as, among other items, other interest, dividends, capital gains and rental or royalty income received by such individual. Holders of Farmers Bancorp common stock should consult their tax advisors as to the application of this additional tax to their circumstances.

Backup Withholding and Information Reporting

A non-corporate U.S. holder may be subject to backup withholding (currently at a rate of 24%) on any cash received in the merger, including cash received in lieu of a fractional share of Richmond Mutual common stock. Backup withholding generally will not apply, however, to such U.S. holders who:

•	furnish a correct taxpayer identification number, certify that they are not subject to backup withholding on IRS Form W-9 or an applicable substitute or successor form and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof that they are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules are not additional tax and will generally be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

A U.S. holder receiving shares of Richmond Mutual common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder that is required to file a U.S. federal income tax return and is a “significant holder” will be required to file a statement with the holder’s U.S. federal income tax return setting forth the holder’s basis (determined immediately before the exchange) in the Farmers Bancorp common stock surrendered and the fair market value (determined immediately before the exchange) of the Farmers Bancorp common stock that is exchanged by such holder pursuant to the merger. A “significant holder” is a U.S. holder that receives shares of Richmond Mutual common stock in the merger and that, immediately before the merger, owned at least 1% of the outstanding stock of Farmers Bancorp (by vote or value) or securities of Farmers Bancorp with a tax basis of $1 million or more.

The preceding discussion is intended only as a summary of material U.S. federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Tax matters regarding the merger are very complicated, and the tax consequences of the merger to any particular Farmers Bancorp shareholder will depend on that shareholder’s particular situation. Farmers Bancorp shareholders are strongly encouraged to consult their own tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local and other tax laws and the effect of any proposed changes in the tax laws to them.

INFORMATION ABOUT RICHMOND MUTUAL

Richmond Mutual, headquartered in Richmond, Indiana, is a Maryland corporation formed in February 2019 as the stock holding company for First Bank following its reorganization from a mutual to a stock holding company structure and related stock offering, which was completed on July 1, 2019. Prior to the reorganization, First Bank was a wholly owned subsidiary of Richmond Mutual, which was wholly owned by First Mutual of Richmond, Inc., a Delaware non-stock mutual holding company (the “MHC”). Upon completion of the reorganization, the MHC was dissolved, and First Bank became a wholly owned subsidiary of Richmond Mutual. In connection with the stock offering, Richmond Mutual sold 13,026,625 shares of common stock at $10 per share, generating approximately $130.3 million in gross proceeds, and contributed 500,000 shares and $1.25 million to establish the First Bank Richmond, Inc. Community Foundation.

Richmond Mutual is regulated by the Federal Reserve Board. Richmond Mutual’s principal executive offices are located at 31 North 9th Street, Richmond, Indiana 47374 and its telephone number is (765) 962-2581. Its primary business is community banking, which is conducted through First Bank, its wholly owned operating subsidiary. Richmond Mutual trades on the NASDAQ under the symbol “RMBI.” Richmond Mutual’s website can be found at www.firstbankrichmond.com. The contents of Richmond Mutual’s website are not incorporated into this joint proxy statement/prospectus.

First Bank, headquartered in Richmond, Indiana, is a state-chartered commercial bank established in 1887. It converted from a mutual savings and loan to a state-chartered mutual savings bank in 1993, transitioned to a national bank charter in 1998, acquired Mutual Federal Savings Bank in Ohio in 2007, merged operations in 2016, and converted to an Indiana state-chartered commercial bank in 2017.

First Bank provides full banking services through its seven full- and one limited-service offices located in Cambridge City (1), Centerville (1), Richmond (5) and Shelbyville (1), Indiana, its six full-service offices located in Columbus (1), Piqua (2), Sidney (2) and Troy (1), Ohio, and its loan production office in Columbus, Ohio. Administrative, trust and wealth management services are conducted through First Bank Richmond’s Corporate Office/Financial Center located in Richmond, Indiana. As an Indiana-chartered commercial bank, First Bank Richmond is subject to regulation by the DFI and the FDIC.

First Bank attracts deposits from the public and brokered sources and invests primarily in commercial and multi-family real estate loans, residential first mortgages, consumer loans, direct finance leases, and commercial and industrial loans. It also uses Federal Home Loan Bank advances and invests in mortgage-backed and municipal securities.

Its primary market area includes Wayne and Shelby Counties, Indiana, and Shelby, Miami, and Franklin Counties, Ohio. Loans are typically secured by real property, consumer, or business assets. Leasing operations focus on equipment integral to small businesses, including technology, medical, manufacturing, industrial, construction, and transportation equipment.

The Bank provides trust and wealth management services, including acting as executor, trustee, or custodian, and managing private investment accounts. Wealth management assets under administration were $246.3 million as of December 31, 2025.

First Bank is committed to serving its primary market area through community-focused banking, providing a full range of consumer and commercial products. Key elements of our strategy include:

•	Lending: Focus on quality commercial and multi-family real estate loans, commercial construction, and commercial and industrial loans, including expansion in the Columbus, Ohio market. Our commercial loan portfolio totaled $837.4 million at December 31, 2025, representing 70.2% of total loans, with $223.1 million in Columbus.

•	Deposits: Emphasis on growing core deposits, particularly noninterest-bearing deposits, which comprised 9.0% of total deposits at December 31, 2025.

•	Balance Sheet Growth: Targeted growth of loans and deposits while managing overhead and operational risk.

•	Asset Quality: Maintain strong credit standards, active monitoring, and experienced credit personnel. Non-performing loans were 1.46% of total loans and leases at December 31, 2025.

•	Capital and Interest Rate Management: Maintain a strong capital position above regulatory requirements and actively manage interest rate risk to support stable net interest income and balance sheet values.

Richmond Mutual has three direct or indirect subsidiaries in addition to First Bank Richmond. First Insurance Management, Inc., a Nevada corporation, was formed in 2022 as a pooled captive insurance company subsidiary of Richmond Mutual. Its purpose is to provide additional property and casualty insurance coverage to Richmond Mutual and its subsidiaries, as well as reinsurance to other third-party insurance captives where coverage may not be currently available or economically feasible.

FB Richmond Holdings, Inc., a Nevada corporation, was formed in 2020 as a subsidiary of First Bank Richmond. FB Richmond Holdings holds substantially all of the Bank’s investment portfolio.

FB Richmond Properties, Inc., a Delaware corporation, was formed in 2020 as a subsidiary of FB Richmond Holdings, Inc. FB Richmond Properties holds certain residential mortgages and commercial real estate loans.

As of December 31, 2025, on a consolidated basis, Richmond Mutual had $1.5 billion in assets, $1.2 billion in loans and leases, net of allowance, $1.1 billion in deposits, and $145.8 million in shareholders’ equity. As of December 31, 2025, First Bank’s total risk-based capital ratio was 14.64%, exceeding the 10.0% requirement for a well-capitalized institution. For the year ended December 31, 2025, net income was $11.6 million.

Additional information about Richmond Mutual and its subsidiaries may be found in the documents incorporated by reference into this document. Please also see the section entitled “Where You Can Find More Information.”

INFORMATION ABOUT Farmers Bancorp

General

Farmers Bancorp, an Indiana corporation headquartered in Frankfort, Indiana, was incorporated on February 1, 1984 as a bank holding company. On December 8, 2014, Farmers Bancorp changed its institution type from a bank holding company to a financial holding company. Farmers Bancorp was formed for the purpose of being the holding company for Farmers Bank, an Indiana-chartered commercial bank, with its principal place of business in Frankfort, Indiana.

Farmers Bancorp is regulated by the Federal Reserve Board. Farmers Bancorp’s principal executive offices are located at 9 East Clinton Street, Frankfort, Indiana 46041 and its telephone number is (765) 654-8731. Its primary business is community banking, which is conducted through Farmers Bank, its wholly owned operating subsidiary. Farmers Bancorp is quoted on the OTC Pink Open Market under the symbol “FABP.” Farmers Bancorp’s website can be found at www.thefarmersbank.com. The contents of Farmers Bancorp’s website are not incorporated into this joint proxy statement/prospectus.

Farmers Bank, headquartered in Frankfort, Indiana, is an Indiana-chartered commercial bank established in 1876. Farmers Bank provides full banking services through its 12 banking offices across central Indiana, across the counties of Boone, Clinton, Hamilton and Tipton. Farmers Bank also operates a loan production office located in Carmel, Hamilton County, Indiana. Administrative, trust and wealth management services are conducted at Farmers Bank’s headquarters in Frankfort, Indiana. As an Indiana-chartered commercial bank, Farmers Bank is subject to regulation by the DFI and the FDIC.

Farmers Bank attracts deposits primarily from individuals and commercial entities located in the central Indiana market with an emphasis on Boone, Clinton, Hamilton and Tipton counties. Farmers Bank offers a wide range of deposit accounts with varying interest rates and terms, including demand, savings, and money market accounts, as well as certificates of deposits and other time oriented accounts. Farmers Bank also provides treasury management services for its commercial customers. Farmers Bank invests primarily in commercial and multi-family real estate loans, agricultural loans, residential first mortgages, consumer loans, direct finance leases, and commercial and industrial loans. Loans and leases are typically secured by real property, consumer, or business assets.

Farmers Bank provides trust and wealth management services, including acting as executor, trustee, or custodian and managing private investment accounts. Farmers Bank also provides farm management services, through its investment and trust services, which offers investment and trust services tailored to its farming customers. Wealth management assets under administration totaled approximately $329.0 million as of December 31, 2025.

Farmers Bank is committed to serving its primary market area through community-focused banking, providing a full range of consumer and commercial products. Key elements of its business strategy include:

•	Lending: Farmers Bank’s loan portfolio focuses on quality agricultural loans, commercial and multi-family real estate loans, equipment loans, commercial construction, and commercial and industrial loans. Its consumer loan portfolio focuses on residential first mortgages and consumer loans. Its commercial loan portfolio totaled $689.0 million at December 31, 2025, representing 85.2% of its total loans, while its consumer loan portfolio totaled $119.3 million at December 31, 2025, representing 14.8% of its total loans.

•	Deposits: Farmers Bank places an emphasis on growing core deposits, particularly noninterest-bearing deposits, which comprised 25.9% of its total deposits at December 31, 2025.

•	Balance Sheet Growth: Farmers Bank seeks targeted growth of its loan portfolio and deposits while managing overhead and operational and credit risks.

•	Asset Quality: Farmers Bank maintains strong credit standards, active monitoring and experienced credit personnel to maintain its emphasis on its strong asset quality. Non-performing loans were 0.35% of total loans and leases at December 31, 2025.

•	Capital and Interest Rate Management: Farmers Bank maintains a strong capital position above regulatory requirements and actively manages interest rate risk to support stable net interest income and balance sheet values.

Farmers Bancorp has two direct or indirect subsidiaries in addition to Farmers Bank. FBF Securities, Inc., a Nevada corporation, was formed in December 2003 as a subsidiary of Farmers Bank. FBF Securities, Inc., holds substantially all of Farmers Bank’s investment securities portfolio. TFB Properties, Inc., a Delaware corporation, was formed in September 2015 as a subsidiary of FBF Securities, Inc., and holds certain residential mortgages and commercial real estate loans.

As of December 31, 2025, Farmers Bancorp had total consolidated assets of $1.1 billion, total loans and leases, net of allowance, of $797.6 million, total deposits of $919.6 million and total consolidated shareholders’ equity of $84.7 million. Farmers Bank, as a qualifying community bank, has elected to opt into the community bank leverage ratio framework and as of December 31, 2025, Farmers Bank’s leverage ratio was 9.9% exceeding the 9.0% requirement for qualifying community banks. For the six months ended December 31, 2025 and the fiscal year ended June 30, 2025, Farmers Bank reported net income of $5.3 million and $9.3 million, respectively.

Information Regarding Certain Directors and Executive Officers of Farmers Bancorp

As noted under “The Merger - Governance of the Combined Company and the Combined Bank After the Merger,” the following individuals that currently serve on the board of directors of Farmers Bancorp and Farmers Bank will serve on the board of the combined company and the combined bank upon completion of the merger: Christopher D. Cook, Thomas D. Crawford, Barbara A. Cutillo, Daniel J. Lahrman, and James D. Moore. In addition to these directors, certain members of the executive management team of Farmers Bancorp and Farmers Bank will join the combined company and combined bank as executive officers upon completion of the merger. Those individuals, and their roles with the combined company and combined bank, are as follows: Christopher D. Cook, as President of the combined company, and President and Chief Executive Officer of the combined bank; Chad L. Kozuch as Chief Risk Officer of the combined bank; and Carroll A. Valentino as Chief Operations Officer of the combined bank. Set forth below is background information for each of Ms. Cutillo, Messrs. Cook, Crawford, Lahrman, Moore, Kozuch, and Ms. Valentino.

Barbara A. Cutillo, age 58, has served as the chairperson of the board of directors of Farmers Bancorp and Farmers Bank since November 2024 and has served as a board member since 2021. Ms. Cutillo has served as a member of the Audit Committee since November 2021 and the Compensation Committee since November 2022 for the board of directors of Farmers Bancorp. Ms. Cutillo is a licensed Certified Public Accountant and received a Bachelor of Science in accounting from the University of Kentucky and a Master of Business Administration from the Indiana University Kelley School of Business - Bloomington with a focus on finance and entrepreneurship. Ms. Cutillo has served as a lecturer of management at the Kelley School of Business at Indiana University, Indianapolis since 2019. Prior to her role as a lecturer, Ms. Cutillo worked as the managing director of Prasada Consulting, LLC and the Co-founder, Chief Financial Officer, and Chief Administrative Officer of Stonegate Mortgage. Ms. Cutillo’s knowledge and experience related to financial management, accounting, and oversight of companies makes her well suited for her role on the board of directors. Ms. Cutillo does not currently serve, and has not during the past five years served, on the board of directors of any other public company or registered investment company.

Christopher D. Cook, age 52, has served as the President and Chief Executive Officer of Farmers Bancorp and Farmers Bank since September 2023. Mr. Cook has also served as a member of the board of directors of Farmers Bancorp and Farmers Bank since September 2023. Mr. Cook began his banking career at MutualBank in Muncie, Indiana in 1996 where he eventually became a Senior Vice President, Treasurer and Chief Financial Officer until April 2020. He then served as Indiana Chief Operating Officer of Northwest Bank from April 2020 to October 2021 after MutualBank was acquired by Northwest Bank. Beginning in October 2021, Mr. Cook served as the Chief Financial Officer and Senior Vice President of First Federal Savings Bank in Huntington, Indiana until joining Farmers Bancorp and Farmers Bank in June 2023. Mr. Cook is a licensed Certified Public Accountant and received his undergraduate degree in Actuarial Science and a Master of Business Administration from Ball State University. Mr. Cook’s executive leadership experience and extensive background in banking operations, finance, and strategic planning provide valuable insight to the board of directors. Mr. Cook does not currently serve, and has not during the past five years served, on the board of directors of any other public company or registered investment company.

Thomas D. Crawford, age 69, currently serves as a director on the board of directors of Farmers Bancorp and Farmers Bank. Mr. Crawford has served as the chair of the Audit Committee for the board of directors of Farmers Bancorp and Farmers Bank since November 2023. Prior to retirement, Mr. Crawford worked as a certified public accountant and consultant from 2015 to 2022. Prior to his role as a CPA and consultant, Mr. Crawford held roles as the Chief Executive Officer and Chief Financial Officer of the St. Vincent Hospital in Frankfort, Indiana. Mr. Crawford has deep experience and knowledge as a certified public accountant and executive officer, which brings his skills of organizational leadership and financial acumen to his role on the board of directors and provides valuable financial reporting and audit oversight expertise. Mr. Crawford does not currently serve, and has not during the past five years served, on the board of directors of any other public company or registered investment company.

Daniel J. Lahrman, age 70, currently serves as a director on the board of directors of Farmers Bancorp and Farmers Bank. Since 2018, Mr. Lahrman has served as the President at Daniel Lahrman Farms, Inc. located in Mulberry, Indiana. Mr. Lahrman earned his Bachelor of Science degree from Purdue University with a major in Agricultural Economics. As a business owner, Mr. Lahrman understands the commercial needs of the business community in Farmers Bank’s market area. As a farm owner who is actively involved in his church and community organizations, he is positioned to speak to the needs of many of Farmers Bank’s target agricultural customers and the communities served by Farmers Bank. Mr. Lahrman’s experience as a business owner provides valuable insight into the financial and commercial needs of agricultural and small business customers within the markets served by Farmers Bank and assists the board of directors in economic development initiatives in Farmers Bank’s established lending markets. Mr. Lahrman does not currently serve, and has not during the past five years served, on the board of directors of any other public company or registered investment company.

James D. Moore, age 73, has served as a director of the Farmers Bancorp and Farmers Bank boards of directors since 2014.  Mr. Moore graduated from DePauw University with High Distinction in 1974 and from Indiana University School of Law, Magna Cum Laude in 1977.  Mr. Moore has practiced law in Clinton County since 1981 and has been a partner since 1983 in the law firm which has now grown to be Ryan, Moore, Cook, Triplett & Albertson, LLP.  Mr. Moore’s practice centers upon the representation of lenders, borrowers, buyers, and sellers in commercial real estate, business, and commercial construction matters.  Mr. Moore has represented numerous local, state, national and international corporations in business transactions and has served as the attorney for the Clinton County Area Plan Commission since 1997.  He has been active in local civic and community organizations.  Mr. Moore has served on the Board of Directors for Frankfort Mainstreet, Clinton County Hospital Foundation, St. Vincent Frankfort Hospital Foundation, and St. Vincent Frankfort Hospital. He was also a member, and previously served as president, of Frankfort Kiwanis. Mr. Moore’s knowledge of commercial real estate, construction financing, zoning and business transactions is a great asset to the board of directors and provides valuable legal and transactional expertise. Mr. Moore does not currently serve, and has not during the past five years served, on the board of directors of any other public company or registered investment company.

Chad L. Kozuch, age 54, currently serves as the Chief Financial Officer of Farmers Bancorp and Farmers Bank, a role he has held since 2010. Prior to joining Farmers Bank in 2010, Mr. Kozuch served as an examiner with the Indiana Department of Financial Institutions. Mr. Kozuch earned a Bachelor of Science in accounting from Purdue University, and a Master of Business Administration from Indiana Wesleyan University. Mr. Kozuch also completed the Graduate School of Banking at the University of Colorado. Mr. Kozuch is a certified public accountant and certified management accountant.

Carroll A. Valentino, age 58, currently serves as the Chief Operations Officer of Farmers Bancorp and Farmers Bank, a role she has held since 2022. Ms. Valentino joined Farmers Bancorp and Farmers Bank in 2005 and has over 30 years of banking experience. Prior to her role as Chief Operations Officer, Ms. Valentino served as a Loan Administration Manager and Information Security Officer with Farmers Bank. Ms. Valentino received her Bachelor of Science in accounting from Purdue University and has been an active certified public accountant since 1992.

Director Independence

Mr. Cook, as President of the combined company and President and Chief Executive Officer of the combined bank, would not qualify as an “independent director” of the combined company under the listing rules of the NASDAQ. Ms. Cutillo and Messrs. Crawford, Lahrman, and Moore are expected to qualify as independent directors of the combined company under the same rules. In evaluating Mr. Moore’s independence, his relationship with the law firm of Ryan, Moore, Cook, Triplett & Albertson, LLP, as described under “- Related Party Transactions” below, was considered. The aggregate legal fees paid to the firm during each of the past three fiscal years did not exceed the greater of $200,000 or 5% of the firm’s gross revenues in any year, and based on these amounts, this relationship is not considered material and would not impair Mr. Moore’s status as an independent director.

Compensation Information Related to Certain Directors and Executive Officers of Farmers Bancorp

Farmers Bancorp’s philosophy is to provide compensation packages designed to attract and retain executive talent and remain competitive with its peers. The Farmers Bancorp board of directors believes that executive compensation should be aligned with the goals of its shareholders. To align these goals, the compensation philosophy of Farmers Bancorp rewards performances that exceed expectations and produce consequences for underperformance. In addition, Farmers Bancorp executives may be awarded Farmers Bancorp RSU Awards and/or Farmers Bancorp performance share awards from time to time to further encourage alignment with its shareholders.

The following is a summary of the elements of compensation provided to Messrs. Cook and Kozuch, and Ms. Valentino, who served as executive officers of Farmers Bancorp and will serve as executive officers of either the combined company, combined bank, or both, following the merger. Because Farmers Bancorp is not an SEC reporting company, it is not subject to the requirements of a smaller reporting company, although it would qualify as a smaller reporting company if it were subject to SEC reporting requirements. Further details regarding executive compensation are included in the tabular disclosures that follow.

Base Salary. The Farmers Bancorp board of directors believes that a base salary compensation that reflects their professional status, experience, and achievements is important to attract and retain executive level talent.

2024 Equity Incentive Plan. On July 1, 2024, the Farmers Bancorp board of directors adopted the 2024 Equity Incentive Plan pursuant to which grants of Farmers Bancorp RSU Awards and Farmers Bancorp performance shares have been awarded to further align the interest of its executives with the interests of its shareholders. Farmers Bancorp RSU Awards may be granted to executive officers by the Farmers Bancorp board of directors. The Farmers Bancorp board of directors determines the vesting schedule, rights, obligations, and performance goals, if any, and any other conditions that apply to grants of Farmers Bancorp RSU Awards. Executive officers may also receive Farmers Bancorp performance share awards from Farmers Bancorp that vest upon achievement of performance objectives established by the Farmers Bancorp board of directors, which are tied to the growth of Farmers Bank and its return on average assets.

Long-Term Incentive Compensation Plan. Executive officers and other key managers of Farmers Bank are eligible to be awarded compensation under Farmers Bank’s long-term incentive compensation plan, which provides compensation to certain executive officers based upon meeting performance metrics as determined by the Farmers Bank board of directors. The Farmers Bank board of directors is also permitted to authorize discretionary awards under the long-term incentive compensation plan. Compensation under the long-term incentive compensation plan is paid to executive officers as a mixture of equity compensation and cash compensation. The purpose of the long-term incentive compensation plan is to: (i) align objectives and priorities of executive management with the objectives and priorities of the board of directors; (ii) foster effective management, shared responsibilities, and accountability; (iii) motivate and reward performances that exceed expectations, at an individual or company wide level, or both; (iv) reinforce the business planning process by focusing executive management on established goals; and (v) ensure competitive compensation programs to retain and attract executive management.

Profit and Growth Incentive Plan for Executive team. Efficiency Ratio/Growth. The Profit and Growth Incentive Plan for the executive management team of Farmers Bank provides participants with the opportunity to earn a cash payment based on Farmers Bancorp’s annual performance against a set of pre-defined performance metrics tied to profit and growth of Farmers Bank.

Farmers Bancorp’s executive management team also participates in the employee benefit plans generally available to Farmers Bancorp and Farmers Bank employees on the same terms. These plans include medical, life insurance, 401(k), and flex spending account benefits.

Compensation – Christopher D. Cook

The following table provides information regarding the compensation paid by Farmers Bancorp to Mr. Cook, who is the President and Chief Executive Officer of Farmers Bancorp and Farmers Bank, for the fiscal years ended June 30, 2025 and 2024. Mr. Cook’s employment with Farmers Bancorp and Farmers Bank began in the 2024 fiscal year.

Summary Compensation Table

Name	Year	Salary ($)	Stock Awards ($)	Non-equity incentive plan compensation ($)	All Other Compensation ($)	Total ($)
Christopher D. Cook	2025	359,234	276,240 (1) (2)	103,177 (3)	18,030 (4)	756,681
	2024	335,219	--	58,006 (5)	50,275 (6)	443,500

(1)	All outstanding and unvested Farmers Bancorp RSU Awards held by Mr. Cook immediately prior to the effective time of the merger, representing a total of 2,724 shares of Farmers Bancorp common stock, will become fully vested, with each share of Farmers Bancorp common stock subject to the Farmers Bancorp RSU Awards to be converted into 3.40 shares of Richmond Mutual common stock. The market value of the Farmers Bancorp RSU Awards is included herein and further detailed in the table under the heading “Outstanding Equity Awards at 2025 Fiscal Year-End” below.
(2)	All outstanding and unvested Farmers Bancorp performance share awards held by Mr. Cook immediately prior to the effective time of the merger will be terminated immediately prior to the effective time of the merger in exchange for a cash payment based on the target award levels. Based upon the price of Farmers Bancorp’s common stock as of June 30, 2025, Mr. Cook would receive $111,600 for the Farmers Bancorp performance share awards granted on November 19, 2024 and $55,680 for the Farmers Bancorp performance share awards granted on June 17, 2025. These amounts are based on the target award levels of the Farmers Bancorp performance share award as further detailed in the table under the heading “Outstanding Equity Awards at 2025 Fiscal Year-End” below.
(3)	Compensation includes $17,333 made under Farmers Bancorp’s Long-Term Incentive Compensation Plan and $85,844 made under Farmers Bancorp’s Profit and Growth Incentive Plan.
(4)	In 2025, Mr. Cook received compensation in the form of monthly country club dues totaling $8,430 for the 2025 fiscal year and a personal vehicle allowance of $9,600.
(5)	Compensation includes $58,006 made under Farmers Bancorp’s Profit and Growth Incentive Plan.
(6)	In 2024, Mr. Cook received compensation in the form of payment of country club dues, including a one-time $40,000 initiation fee and $675 in monthly dues, and a personal vehicle allowance of $9,600.

Mr. Cook is not a participant in any Farmers Bancorp or Farmers Bank pension plan nor is he a participant in any Farmers Bancorp’s non-qualified deferred compensation program.

Mr. Cook is currently a party to a change in control agreement with Farmers Bancorp and Farmers Bank. Mr. Cook entered into a new change in control agreement with Richmond Mutual and its subsidiary First Bank, which will become effective upon completion of the merger and will supersede Mr. Cook’s current change in control agreement entered into by and among himself, Farmers Bancorp, and Farmers Bank.

Compensation – Chad L. Kozuch

The following table provides information regarding the compensation paid by Farmers Bancorp to Mr. Kozuch, who is an Executive Vice President and Chief Financial Officer of Farmers Bancorp and Farmers Bank, for the fiscal years ended June 30, 2025 and 2024.

Summary Compensation Table

Name	Year	Salary ($)	Stock Awards ($)	Non-equity incentive plan compensation ($)	All Other Compensation ($)	Total ($)
Chad L. Kozuch	2025	210,069	138,440 (1) (2)	52,599 (3)	--	401,108
	2024	195,305	--	53,738 (4)	--	249,043

(1)	All outstanding and unvested Farmers Bancorp RSU Awards held by Mr. Kozuch immediately prior to the effective time of the merger, representing a total of 1,386 shares of Farmers Bancorp common stock, will become fully vested, with each share of Farmers Bancorp common stock subject to the Farmers Bancorp RSU Awards to be converted into 3.40 shares of Richmond Mutual common stock. The market value of the Farmers Bancorp RSU Awards is included herein and further detailed in the table under the heading “Outstanding Equity Awards at 2025 Fiscal Year-End” below.

(2)	All outstanding and unvested Farmers Bancorp performance share awards held by Mr. Kozuch immediately prior to the effective time of the merger will be terminated immediately prior to the effective time of the merger in exchange for a cash payment based on the target award levels. Based upon the price of Farmers Bancorp’s common stock as of June 30, 2025, Mr. Kozuch would receive $54,680 for the Farmers Bancorp performance share awards granted on November 19, 2024 and $28,320 for the Farmers Bancorp performance share awards granted on June 17, 2025. These amounts are based on the target award levels of the Farmers Bancorp performance share award as further detailed in the table under the heading “Outstanding Equity Awards at 2025 Fiscal Year-End” below.
(3)	Compensation includes $12,000 made under Farmers Bancorp’s Long-Term Incentive Compensation Plan and $40,599 made under Farmers Bancorp’s Profit and Growth Incentive Plan.
(4)	Compensation includes $53,738 made under Farmers Bancorp’s Profit and Growth Incentive Plan.

Mr. Kozuch is not a participant in any Farmers Bancorp or Farmers Bank pension plan nor is he a participant in any Farmers Bancorp’s non-qualified deferred compensation program.

Mr. Kozuch is currently a party to a change in control agreement with Farmers Bancorp and Farmers Bank. Mr. Kozuch entered into a new change in control agreement with Richmond Mutual and its subsidiary First Bank, which will become effective upon completion of the merger and will supersede Mr. Kozuch’s current change in control agreement entered into by and among himself, Farmers Bancorp, and Farmers Bank.

Compensation – Carroll A. Valentino

The following table provides information regarding the compensation paid by Farmers Bancorp to Ms. Valentino, who is an Executive Vice President and Chief Operations Officer of Farmers Bancorp, for the fiscal years ended June 30, 2025 and 2024.

Summary Compensation Table

Name	Year	Salary ($)	Stock Awards ($) (1) (2)	Non-equity incentive plan compensation ($)	All Other Compensation ($)	Total ($)
Carroll A. Valentino	2025	198,232	112,280	42,723 (3)	--	353,235
	2024	172,093	--	50,767 (4)	--	222,860

(1)	All outstanding and unvested Farmers Bancorp RSU Awards held by Ms. Valentino immediately prior to the effective time of the merger, representing a total of 1,193 shares of Farmers Bancorp common stock granted in the 2025 fiscal year, will become fully vested, with each share of Farmers Bancorp common stock subject to the Farmers Bancorp RSU Awards to be converted into 3.40 shares of Richmond Mutual common stock. The market value of the Farmers Bancorp RSU Awards is included herein and further detailed in the table under the heading “Outstanding Equity Awards at 2025 Fiscal Year-End” below.
(2)	All outstanding and unvested Farmers Bancorp performance share awards held by Ms. Valentino immediately prior to the effective time of the merger will be terminated immediately prior to the effective time of the merger in exchange for a cash payment based on the target award levels. Based upon the price of Farmers Bancorp’s common stock as of June 30, 2025, Ms. Valentino would receive $42,920 for the Farmers Bancorp performance share awards granted on November 19, 2024 and $25,640 for the Farmers Bancorp performance share awards granted on June 17, 2025. These amounts are based on the target award levels of the Farmers Bancorp performance share award as further detailed in the table under the heading “Outstanding Equity Awards at 2025 Fiscal Year-End” below.
(3)	Compensation includes $12,000 made under Farmers Bancorp’s Long-Term Incentive Compensation Plan and $30,723 made under Farmers Bancorp’s Profit and Growth Incentive Plan.
(4)	Compensation includes $50,767 made under Farmers Bancorp’s Profit and Growth Incentive Plan.

Ms. Valentino is not a participant in any Farmers Bancorp or Farmers Bank pension plan nor is she a participant in any Farmers Bancorp’s non-qualified deferred compensation program.

Ms. Valentino is currently a party to a change in control agreement with Farmers Bancorp and Farmers Bank. Ms. Valentino entered into a new change in control agreement with Richmond Mutual and its subsidiary First Bank, which will become effective upon completion of the merger and will supersede Ms. Valentino’s current change in control agreement entered into by and among herself, Farmers Bancorp, and Farmers Bank.

Outstanding Equity Awards at 2025 Fiscal Year-End

The following table presents information regarding the outstanding Farmers Bancorp equity awards held by each executive officer as of June 30, 2025.

Name	Grant Date	Stock Awards
		Farmers Bancorp RSU Awards (1)		Farmers Bancorp Performance Share Awards (2)
		Number of Unvested Farmers Bancorp RSU Awards	Market Value of unearned shares that have not vested (3)	Number of Unvested Farmers Bancorp Performance Share Awards	Threshold ($)	Target ($)	Maximum ($)	Market or payout value of unearned Farmers Bancorp Performance Share Awards ($)(4)
Christopher D. Cook	11/19/2024	1,332	$53,280
	06/17/2025	1,392	55,680
	11/19/2024			2,790	55,800	111,600	167,400	111,600
	06/17/2025			1,392	27,840	55,680	83,520	55,680
Chad L. Kozuch	11/19/2024	678	27,120
	06/17/2025	708	28,320
	11/19/2024			1,367	27,340	54,680	82,020	54,680
	06/17/2025			708	14,160	28,320	42,480	28,320
Carroll A. Valentino	11/19/2024	552	22,080
	06/17/2025	641	21,640
	11/19/2024			1,073	21,460	42,920	64,380	42,920
	06/17/2025			641	12,820	25,640	38,460	25,640

(1)	These shares represent Farmers Bancorp RSU Awards granted as of the grant date that have not yet vested and were granted as part of the 2024 Equity Incentive Plan. Immediately prior to the effective time of the merger, these awards will become fully vested, with each share of Farmers Bancorp common stock subject to the Farmers Bancorp RSU Award to be converted into 3.40 shares of Richmond Mutual common stock.
(2)	These shares represent Farmers Bancorp performance share awards granted as of the grant date that have not yet vested and were granted as part of the 2024 Equity Incentive Plan. Immediately prior to the effective time of the merger, these awards will be terminated, in exchange for a cash payment based on the target award levels.
(3)	Market value of unearned shares is based on the closing market price of Farmers Bancorp common stock as of the end of the last completed fiscal year, which ended on June 30, 2025. The closing market price of Farmers Bancorp common stock as reported in the OTC Pink Market was $40.00 on June 30, 2025.
(4)	Farmers Bancorp performance share awards will be paid out as cash at closing based upon the target award levels. Market value of unearned shares is based on the closing market price of Farmers Bancorp common stock as of the end of the last completed fiscal year, which ended on June 30, 2025. The closing market price of Farmers Bancorp common stock as reported in the OTC Pink Market was $40.00 on June 30, 2025.

Director Compensation – Christopher D. Cook, Thomas D. Crawford, Barbara A. Cutillo, Daniel J. Lahrman, and James D. Moore

The following table sets for the compensation received from Farmers Bancorp and Farmers Bank during the 2025 fiscal year by Christopher D. Cook, Thomas D. Crawford, Barbara A. Cutillo, Daniel J. Lahrman, and James D. Moore, each of whom is a member of the Farmers Bancorp and Farmers Bank boards and will serve on the boards of the combined company and combined bank following the completion of the merger. Following the completion of the merger, and upon becoming a director of the combined company and the combined bank, Ms. Cutillo and Messrs. Crawford, Lahrman, and Moore will be entitled to the same compensation as is provided to the other non-employee directors of the combined company and the combined bank.

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	All Other Compensation		Total
Christopher D. Cook (1)	$--	$--	$--	$--		$--
Thomas D. Crawford	45,510	--	--	--		45,510
Barbara A. Cutillo	48,452	--	--	--		48,452
Daniel J. Lahrman	46,694	--	--	--		46,694
James D. Moore	45,900	--	--	20,402	(2)	66,302

(1)	Mr. Cook, as the President and Chief Executive Officer of Farmers Bancorp and Farmers Bank, was not compensated separately from his compensation as President and Chief Executive Officer for his service as a director of Farmers Bancorp or Farmers Bank. For details on Mr. Cook’s compensation, please see the information under the heading “Compensation – Christopher D. Cook” above.
(2)	Farmers Bancorp previously maintained a deferred compensation program for directors, under which directors could receive deferred compensation upon retirement. Mr. Moore received $20,402 during the 2025 fiscal year, paid in monthly installments of $1,700 under this program. Upon completion of the merger, the combined company will honor all deferred compensation arrangements.

Except as otherwise detailed in a footnote to the table above, Ms. Cutillo and Messrs. Crawford, Lahrman, and Moore received compensation for regular board service as non-employee directors of Farmers Bancorp and Farmers Bank during the fiscal year ended June 30, 2025.

Related Party Transactions

Farmers Bank has an insider loan policy that is intended to comply with Regulation O, which governs any extension of credit by a bank to an executive officer, director, or principal shareholder of that bank, of a bank holding company of which the bank is a subsidiary, and any other subsidiary of that bank holding company. In addition, any transactions involving Farmers Bank (including any subsidiaries) and members of the Farmers Bank or Farmers Bancorp board, executive officers or any family members or affiliated entities of any such directors or officers must be conducted on an arms-length basis and any consideration paid or received by Farmers Bank in connection with any such transaction shall be on terms no less favorable to Farmers Bank than terms that would be available under the same or similar circumstances with an unaffiliated third party. With respect to any such transaction, the director’s or officer’s interest is disclosed to the Farmers Bank board prior to any action being taken by the Farmers Bank board to approve the transaction. The transaction then must be approved by at least a majority of the disinterested directors. During the fiscal year ended June 30, 2025, there were no insider loans or other transactions with related persons requiring disclosure under Item 404 of Regulation S-K.

Farmers Bancorp and Farmers Bank engaged the law firm of Ryan, Moore, Cook, Triplett & Albertson, LLP for certain legal services. James D. Moore, director of Farmers Bancorp and Farmers Bank, served and continues to serve as a partner of this law firm. Throughout the fiscal year ended June 30, 2025, Farmers Bancorp paid legal fees of $182,718 to the law firm of Ryan, Moore, Cook, Triplett & Albertson, LLP. Farmers Bancorp and Farmers Bank do not exclusively use the law firm of Ryan, Moore, Cook, Triplett & Albertson, LLP for legal services and has engaged additional outside counsel to assist on other legal matters.

The Farmers Bancorp, Frankfort, Indiana’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

The following is management’s discussion and analysis of the financial condition of Farmers Bancorp as of December 31, 2025, June 30, 2025, and June 30, 2024 and the consolidated results of operations for the six-month period ended December 31, 2025, compared to the same period in 2024, as well as for the fiscal year ended June 30, 2025 compared to June 30, 2024. This discussion is intended to assist in understanding the financial condition and results of operations of Farmers Bancorp during these periods. The information contained in this section should be read in conjunction with Farmers Bancorp’s audited and unaudited consolidated financial statements and the accompanying notes to the financial statements, as well as the sections of this joint proxy statement/prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements,” and “Risk Factors.”

Overview

Farmers Bancorp, an Indiana corporation, is a bank holding company regulated by the Federal Reserve Board. Farmers Bancorp is the holding company for its wholly owned subsidiary, Farmers Bank, an Indiana state-chartered commercial bank regulated by the IDFI. Substantially all of Farmers Bancorp's business is conducted through Farmers Bank. Farmers Bancorp's corporate office is located at 9 E Clinton St., Frankfort, Indiana, and its telephone number is (765) 654-8731.

Farmers Bank is an Indiana state-chartered commercial bank headquartered in Frankfort, Indiana. Farmers Bank was originally established in 1876. Overly nearly 150 years, it grew from its Frankfort base, adding locations in Clinton, Boone, Hamilton, and Tipton Counties.

Farmers Bank provides a full range of banking services through its twelve full-service offices located in Fishers (1), Frankfort (2), Kirklin (1), Lebanon (1), Michigantown (1), Mulberry (1), Noblesville (1), Rossville (1), Sheridan (1), Tipton (1), and Westfield (1), Indiana, and its loan production office in Carmel, Indiana. Administrative, trust and wealth management services are conducted through Farmers Bank’s Corporate Office/Financial Center located in Frankfort, Indiana. As an Indiana-chartered commercial bank, Farmers Bank is subject to regulation by the IDFI and the FDIC.

Farmers Bank’s principal business consists of attracting deposits from the general public, as well as brokered deposits, and investing those funds primarily in loans secured by commercial and multi-family real estate, first mortgages on owner-occupied, one- to four-family residences, a variety of consumer loans, and commercial and industrial loans. Farmers Bank also obtain funds by utilizing Federal Home Loan Bank (“FHLB”) advances. Funds not invested in loans generally are invested in investment securities, including mortgage-backed and mortgage-related securities and government sponsored agency and municipal bonds.

Farmers Bank generates commercial, mortgage and consumer loans and gathers deposits primarily within Clinton, Boone, Hamilton, and Tipton Counties, Indiana, which together comprises its primary market area. Farmers Bank’s trust and wealth management division provides fiduciary, investment management, and custodial services. Wealth management assets under management and administration totaled approximately $329 million at December 31, 2025.

Farmers Bancorp’s results of operations are primarily dependent on net interest income, the difference between interest income earned on loans and investments and interest expense paid on deposits and borrowings. Other significant sources of income include service charges on deposit accounts, loan servicing fees, gains on sales of residential mortgage loans, investments and trust services, and fee income from debit card transactions. Changes in market interest rates, the shape of the yield curve, and the mix and volume of interest-earning assets and interest-bearing liabilities significantly affect Farmers Bancorp's net interest margin and profitability.

As of December 31, 2025, on a consolidated basis, Farmers Bancorp had $1.1 billion in assets, $797.6 million in loans and leases, net of allowance, $919.6 million in deposits, and $84.7 million in shareholders’ equity. Net income totaled $5.3 million for six months ended December 31, 2025, and $9.3 million for the fiscal year ended June 30, 2025.

As of December 31, 2025, Farmers Bank’s Community Bank Leverage Ratio (“CBLR”) was 9.86%, exceeding the 9.0% requirement for a well-capitalized institution.

Critical Accounting Estimates

Farmers Bancorp prepares its consolidated financial statements in accordance with GAAP. In doing so, it has to make estimates and assumptions. Farmers Bancorp’s critical accounting estimates are those estimates that involve a significant level of uncertainty at the time the estimate was made, and changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that it reasonably could have used in the current period, would have a material impact on its financial condition or results of operations. Accordingly, actual results could differ materially from estimates. Farmers Bancorp bases its estimates on past experience and other assumptions that it believes are reasonable under the circumstances and evaluates these estimates on an ongoing basis. Farmers Bancorp has reviewed its critical accounting estimates with the audit committee of the Farmers Bancorp board of directors.

There have been no significant changes during the six months ended December 31, 2025, to the critical accounting estimates reported in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Allowance for Credit Losses – The Allowance for Credit Losses (“ACL”) on loans is a valuation account that is deducted from the amortized cost basis of loans to present the net amount expected to be collected. The ACL is adjusted through the provision for credit losses to the amount of the amortized costs basis not expected to be collected as of the balance sheet date.

The calculation of expected credit losses encompasses information judged by management to be important in determining the amount of anticipated credit losses. Some factors analyzed in determining this amount, and any adjustments to this amount, include historical events, current macro- and microeconomic conditions, and reasonable and supportable forecasts. Determining the amount of ACL is complex, and involves reasonable assumptions about future events, and therefore is inherently uncertain. ACL is regularly evaluated and there may be adjustments to ACL in future periods, based on changes in composition and characteristics of the loan portfolio, changes in the reasonable and supportable forecasts, as well as other factors prevailing in the market that may result in changes in the amount of ACL and credit loss expense for those periods.

When available information confirms that specific loans or portions thereof are uncollectable, identified amounts are charged against the ACL. The existence of some or all of the following criteria will generally confirm that a loss has been incurred by Farmers Bank. A loss will be recognized if collateral is determined insufficient and full collection of the loan is not expected.

Farmers Bank estimates expected credit losses on a collective basis for groups of loans with similar risk profiles and characteristics. Factors that may be considered in aggregating loans for this purpose include, but are not limited to, historical losses, portfolio mix, delinquency level, changes in environmental conditions, unemployment rates, risk classifications, and collateral values.

Collateral Dependent Loans. Collateral dependent loans are loans in which repayment is potentially expected to be provided substantially through the operation or sale of the collateral securing the loan. These loans do not typically share similar risk characteristics with other loans and expected credit losses from such loans are evaluated on an individual basis, because of the individual nature of the collateral securing the loans. These loans are not included in the collective evaluation for ACL purposes. When repayment depends on sale of collateral, expected losses are based on the fair value of the collateral at the reporting date, with reductions for expected selling costs, as applicable.

Unfunded Commitments. Expected credit losses related to off-balance sheet credit exposures are estimated over the period for which Farmers Bank is exposed to credit risk from a contractual obligation to extend credit, unless the obligation is cancellable by Farmers Bank. Farmers Bank analyzes the expected credit losses from these loans using similar methodologies as other loans, basing expected credit losses on the amortized cost basis of loans, and factoring in the likelihood and amount of additional extensions of credit, and likelihood of credit losses. The liability for credit losses of unfunded commitments is presented within other liabilities and is distinct from ACL. Adjustments are included in the provision for credit losses.

Interest Accrued and Not Yet Collected. Accrued interest is recorded separately on the balance sheet from loans and the ACL. For loans placed on non-accrual or charged off, all accrued interest not yet recognized is reversed against interest income and held as a contra-asset within the loan balances on the balance sheet. Additionally, the amortization of related deferred loan fees or costs is suspended. Interest for these loans is accounted for using the cash-basis or cost-recovery method. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Held-to-Maturity Debt Securities. There are no holdings of Held-to-Maturity Debt Securities.

Comparison of Financial Condition at December 31, 2025 and June 30, 2025

Total Assets. Total assets increased $39.5 million, or 3.6%, to $1.1 billion at December 31, 2025 from June 30, 2025. The increase was due to a $7.0 million, or 10.6%, increase in cash and cash equivalents, to $73.3 million at December 31, 2025, a $12.7 million, or 6.7%, increase in investment securities to $202.8 million at December 31, 2025, and a $17.6 million, or 2.3%, increase in loans and leases, net of the allowance, to $797.6 million at December 31, 2025 from June 30, 2025.

Cash and Cash Equivalents. Cash and cash equivalents increased by $7.0 million, or 10.6%, to $73.3 million at December 31, 2025 from June 30, 2025. The increase was primarily due to deposit growth (including brokered deposits) and additional equity capital, which more than funded loan originations and investment securities purchases, as well as repayments of FHLB advances and repurchase agreements during the period.

Investment Securities. Investment securities are classified available for sale and totaled $202.8 million and $190.1 million at December 31, 2025 and June 30, 2025, respectively. The $12.7 million, or 6.7%, increase in investment securities was primarily due to a $6.4 million upward mark-to-market adjustment on the investment portfolio resulting from lower market interest rates and $15.6 million in purchases of securities, partially offset by $9.3 million in maturities and principal payments.

The following tables show the fair value of investment securities as of December 31, 2025 according to contractual maturity. Actual maturities may differ from contractual maturities of mortgage-backed securities because the mortgages underlying the securities may be called or prepaid with or without penalty.

			December 31, 2025
(Dollars in thousands)	1 Year or Less		1 to 5 Years		5 to 10 Years		After 10 Years		Total Fair Value
U.S. Treasury and federal Agencies	$	---	$	---	$	---	$	---	$	---
U.S. Government sponsored entities and agencies		---		---		7,920		---		7,920
Mortgage-backed securities		---		6,402		4,659		114,489		125,550
State and municipal securities		---		1,557		18,243		47,712		67,512
Corporate Debt securities		1,494		---		---		343		1,837
Total Securities		$1,494		$7,959		$30,822		$162,544		$202,819

Weighted Average Yield:
U.S. Treasury and federal Agencies		---		---		--		---		---
U.S. Government sponsored entities and agencies		---		---		4.52%		---		4.52%
Mortgage-backed securities		---		2.91%		2.38%		3.00%		2.96%
State and municipal securities		---		5.67%		3.71%		3.45%		3.57%
Corporate Debt securities		2.87%		---		---		3.88%		3.06%
Total Securities		2.87%		3.45%		3.68%		3.14%		3.23%

The weighted average yield is calculated based upon the fair values of the investment securities, adjusted for income tax benefits of tax-exempt securities.

As of December 31, 2025, there were no investment securities designated as held-to-maturity; therefore, there is no allowance for credit losses maintained for debt securities.

Loans and Leases. Loans and leases, net of allowance for credit losses on loans and leases, increased $17.6 million, or 2.3%, to $797.6 million at December 31, 2025 from June 30, 2025. The increase in loans and leases was attributable to increases in commercial real estate, construction, residential, and agricultural loans of $13.6 million, $4.2 million, $1.8 million, and $1.8 million, respectively. These increases were partially offset by a decrease in consumer and commercial loans of $2.1 million and $1.3 million, respectively.

Nonaccrual loans and leases totaled $2.5 million at December 31, 2025, compared to $2.8 million at June 30, 2025. Accruing loans and leases past due 90 days or more totaled $273,000 and $5,000 at December 31, 2025 and June 30, 2025, respectively. Nonperforming loans and leases, consisting of nonaccrual loans and leases and accruing loans and leases 90 days or more past due, totaled $2.8 million, or 0.35% of total loans and leases, at December 31, 2025, compared to $2.8 million, or 0.35% of total loans and leases, at June 30, 2025.

Loan Portfolio. Farmers Bank manages the loan portfolios and the respective credit risk associated with the loan portfolios based on the following specific portfolio segments, which are levels at which it develops and documents credit losses attributable to each respective segment, as follows:

Agriculture. Agricultural loans are primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and collateral securing these loans may fluctuate in value.

Commercial. Commercial loans are primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and may include a personal guarantee. Short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial Real Estate. Commercial real estate loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The characteristics of properties securing the commercial real estate portfolio are diverse, but with geographic location almost entirely in Farmers Bank’s market area. Management monitors and evaluates commercial real estate loans based on collateral, geography, and risk grade criteria. In general, Farmers Bank avoids financing single purpose projects unless other underwriting factors are present to help mitigate risk. In addition, management tracks the level of owner-occupied commercial real estate versus non-owner-occupied loans.

Construction. Construction loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners. Construction loans are generally based on estimates of costs and value associated with the complete project. Because of the use of estimates in the underwriting process, there is a risk that the estimates used may ultimately be inaccurate either as a result of the inputs used in creating the estimates or unforeseen delays or additional costs related to the construction project. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success and completion of the underlying project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from Farmers Bank until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions, and the availability of long-term financing.

Residential. For residential mortgage loans that are secured by 1-4 family residences and are primarily owner-occupied, Farmers Bank generally establishes a maximum loan-to-value ratio and requires private mortgage insurance if that ratio is exceeded. Home equity loans are typically secured by a subordinate interest in 1-4 family residences. Repayment of residential loans is primarily dependent on the personal income of the borrowers, which can be impacted at the individual loan level by the borrower’s ability to earn income and a broader loan level by economic conditions, such as unemployment levels, in the market areas where Farmers Bank provides such residential loans. Repayment can also be impacted by changes in property values on residential properties at a local level or general declines in property values at a macroeconomic level. Repayment risks are mitigated by the fact that the loans are small individual amounts and spread over a large number of borrowers.

Consumer. Consumer personal loans are secured by consumer personal assets, such as automobiles or recreational vehicles. Some consumer personal loans are unsecured, such as small installment loans and certain lines of credit. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas. Repayment risks are mitigated by the fact that the loans are of small individual amounts and spread over a large number of borrowers.

The information in the following table is based on contractual maturities of loans, including loans that may be subject to renewal at contractual maturity, separated by loan segment. Renewal of loans is subject to review and credit approval, as well as modification of terms upon maturity. Actual repayments of loans may differ from the maturities described below based on the borrowers’ right to prepay, with or without prepayment penalties, depending on the loan being prepaid. Demand loans, loans having no stated repayment schedule and stated maturity date, and overdraft loans were reported as being due in one year or less.

The following tables summarize the loan maturity distribution by type and related interest rate characteristics as of December 31, 2025 and June 30, 2025.

(Dollars in thousands)	1 Year or Less	After 1 Through 5 Years		After 5 Through 15 Years		After 15 Years		Total
As of December 31, 2025		Fixed	Variable	Fixed	Variable	Fixed	Variable
Agriculture	$23,754	$5,183	$7,993	$328	$16,610	$803	$14,458	$69,129
Commercial	40,187	20,035	24,318	5,335	24,621	3,060	---	117,556
Commercial Real Estate	62,972	57,756	33,910	5,125	275,806	2,605	15,760	453,934
Construction	32,245	435	9,576	---	8,028	---	---	50,284
Residential	658	614	5,585	13,283	28,041	34,109	21,822	104,112
Consumer	794	8,592	222	3,379	230	79	---	13,296
Total Loans	$160,610	$92,615	$81,604	$27,450	$353,336	$40,656	$52,040	$808,311

(Dollars in thousands)	1 Year or Less	After 1 Through 5 Years		After 5 Through 15 Years		After 15 Years		Total
As of June 30, 2025		Fixed	Variable	Fixed	Variable	Fixed	Variable
Agriculture	$25,209	$4,321	$8,122	$254	$15,820	$319	$14,093	$68,138
Commercial	34,286	19,242	30,451	7,286	24,556	3,000	---	118,821
Commercial Real Estate	65,638	49,883	33,295	10,257	261,562	2,581	16,384	439,600
Construction	30,019	---	9,296	---	6,586	---	182	46,085
Residential	1,355	570	5,347	13,275	26,983	34,997	19,786	102,292
Consumer	1,598	9,633	235	3,588	276	87	---	15,418
Total Loans	$158,106	$83,648	$86,747	$34,661	$335,783	$40,964	$50,446	$790,354

Allowance for Credit Losses. The allowance for credit losses on loans and leases increased $375,000, or 3.6%, to $10.7 million at December 31, 2025 from June 30, 2025. At December 31, 2025, the allowance for credit losses on loans and leases totaled 1.32% of total loans and leases outstanding. The increase in the allowance was primarily due to increases in loan totals. At June 30, 2025, the allowance for credit losses on loans and leases totaled $10.3 million, or 1.30% of total loans and leases outstanding. Net charge-offs during the six months ended December 31, 2025 totaled $164,000, compared to net recoveries of $57,000 during the entire fiscal year ended June 30, 2025.

Management regularly analyzes conditions within its geographic markets and evaluates its loan and lease portfolio. Farmers Bancorp evaluated its exposure to potential loan and lease losses as of December 31, 2025, which evaluation included consideration of a potential recession due to inflation, stock market volatility, and overall geopolitical tensions. Credit metrics are reviewed and stress testing is performed on the loan portfolio on an ongoing basis.

The following table presents, as of and for the periods indicated, an analysis of the allowance for credit losses on loan and other related data:

(Dollars in thousands)	For the six months ended December, 2025	For the twelve months ended June 30, 2025
Average loans outstanding	$793,761	$755,566
Total loans outstanding at the end of the period	808,311	790,354
Allowance for credit losses at the beginning of the period	10,306	9,368
Provision for credit losses	539	881
Charge-offs:
Agriculture	---	---
Commercial	34	291
Commercial Real Estate	---	---
Construction	---	---
Residential	---	---
Consumer	269	212
Total Charge-offs for all loan types	303	503
Recoveries:
Agriculture	---	12
Commercial	72	462
Commercial Real Estate	48	25
Construction	---	---
Residential	---	8
Consumer	19	53
Total recoveries for all loan types	$139	$560
Net charge-offs (recoveries)	$164	$(57)
Allowance for credit losses at the end of the period	$10,681	$10,306
Allowance for credit losses to total loans outstanding	1.32%	1.30%
Nonaccrual loans to total loans outstanding	0.31%	0.35%
Allowance for credit losses to nonaccrual loans	423.68%	373.14%
Net charge-offs to average loans outstanding
Agriculture	0.00%	0.00%
Commercial	0.00%	0.02%
Commercial Real Estate	(0.01%)	0.00%
Construction	0.00%	0.00%
Residential	0.00%	0.00%
Consumer	0.03%	0.02%

The following table shows the allocation of the ACL among Farmers Bank’s loan categories and the percentage of the respective loan category to total loans held for investment as of the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total ACL is available to absorb losses from any loan category.

	For the six months ended December 31, 2025		For the twelve months ended June 30, 2025
(Dollars in thousands)	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
Agriculture	$770	8.65%	$743	8.49%
Commercial	2,206	14.54%	2,129	15.52%
Commercial Real Estate	6,161	56.06%	5,943	56.24%
Construction	530	6.22%	511	5.11%
Residential	923	12.88%	891	12.41%
Consumer	91	1.64%	88	2.24%
Total allowance for credit losses	$10,681	100.00%	$10,306	100.00%

Accrued Income and Other Assets. Other assets decreased $270,000, or 1.20%, to $22.2 million at December 31, 2025 from $22.5 million at June 30, 2025. The decrease was primarily caused by a reduction in Farmers Bank’s deferred tax asset, reflecting lower unrealized losses in the available for sale investment portfolio following a decline in market rates.

Deposits. Total deposits increased $68.3 million, or 8.0%, to $919.6 million at December 31, 2025 from June 30, 2025. The increase in deposits was due to increases in demand deposits, interest-bearing transaction deposits, and time deposits of $10.2 million, $15.9 million, and $42.2 million, respectively. The increase in time deposits included an increase in brokered time deposits of $32.6 million. Brokered deposits totaled $93.2 million, or 10.1% of total deposits, at December 31, 2025, compared to $60.6 million, or 7.1% of total deposits, at June 30, 2025.

As of December 31, 2025, approximately $167 million of the deposit portfolio, or 18.1% of total deposits, excluding collateralized public deposits, was uninsured. The uninsured amounts are estimated based on the methodologies and assumptions used for Farmers Bank regulatory reporting requirements.

The following table sets forth the average balance amounts and the average rates paid on deposits held by Farmers Bank for the periods presented:

	For the six months ended December 31, 2025		For the twelve months ended June 30, 2025
(Dollars in thousands)	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
Noninterest-bearing demand deposits	$232,800	---%	$229,956	---%
Interest-bearing demand deposits	162,834	3.15%	129,361	3.37%
Money market deposits	63,397	2.61%	66,084	2.82%
Savings deposits	247,653	2.34%	220,684	2.42%
Time deposits	190,585	3.95%	127,596	4.32%
Total Deposits	$857,708	2.24%	$773,682	2.21%

The following table sets forth the portion of Farmers Bank’s certificates and other time deposits, which are in excess of the FDIC insurance limit, by time remaining until maturity, as of December 31, 2025.

(Dollars in thousands)	December 31, 2025
Three months or less	$11,582
Over three months through six months	44,267
Over six months through twelve months	6,215
Over twelve months	2,512
Total Deposits	$64,576

Indebtedness. Farmers Bancorp debt consisted of the following components at the dates set forth below:

(Dollars in thousands)	For the six months ended December 31, 2025	For the twelve months ended June 30, 2025
Federal Home Loan Bank advances	$105,000	$110,000
Subordinated debt, net of unamortized costs	14,781	14,764
Repurchase Agreements	6,287	39,320

Borrowings. Total borrowings, consisting of repurchase agreements, FHLB advances, and subordinated debentures, decreased $38.0 million, or 23.2%, to $126.1 million at December 31, 2025, compared to $164.1 million at June 30, 2025. The decrease primarily resulted from customers moving from repurchase agreements to the IntraFi deposit product, which is included in the deposit base.

Management strategically utilizes FHLB advances to supplement deposit funding, support loan growth, and manage interest rate risk. FHLB advances decreased $5.0 million, or 4.5%, to $105.0 million at December 31, 2025. While this position has decreased due to funding more growth with deposits, management will continue to assess its liquidity needs and utilize FHLB advances when it is most appropriate.

Farmers Bancorp has made a pledge of certain loan types held on its books as collateral for advances from the Federal Home Loan Bank of Indianapolis. Farmers Bancorp was eligible to borrow in the amount of up to $240.7 million from the FHLB as of December 31, 2025, and $167.6 million as of June 30, 2025. As of December 31, 2025, Farmers Bancorp has borrowed $105.0 million from the FHLB, which consisted of fixed rate advances maturing in 3.89 years and with a weighted average maturity of 1.53 years. In addition to FHLB borrowing ability, Farmers Bank has Fed Funds lines of credit of $28.0 million.

In March 2022, Farmers Bancorp issued $10.0 million aggregate principal amount of 3.75% Fixed-to-Floating Rate Subordinated Notes due March 2032. The notes pay a fixed rate of 3.75% per year, until but excluding March 14, 2027, and thereafter a floating rate equal to the then-current three-month Secured Overnight Financing Rate (“SOFR”) plus 219 basis points. All interest on the notes is payable quarterly. The notes are scheduled to mature on March 14, 2032. The notes are unsecured and may be repaid in whole or in part, without penalty, on any interest payment date on or after March 14, 2027. The notes are intended to qualify as Tier 2 capital under regulatory guidelines.

In March 2022, Farmers Bancorp issued $5.0 million aggregate principal amount of 4.50% Fixed-to-Floating Rate Subordinated Notes due March 2037. The notes pay a fixed rate of 4.50% per year, until but excluding March 14, 2032, and thereafter a floating rate equal to the then-current three-month SOFR plus 284 basis points. All interest on the notes is payable quarterly. The notes are scheduled to mature on March 14, 2037. The notes are unsecured and may be repaid, in whole or in part without penalty, on any interest payment date on or after March 14, 2032. The notes are intended to qualify as Tier 2 capital under regulatory guidelines.

Total unamortized debt issuance costs of the subordinated debt were $219,000 and $236,000, as of December 31, 2025 and June 30, 2025, respectively.

Shareholders’ Equity. Shareholders’ equity totaled $84.7 million at December 31, 2025, an increase of $8.9 million, or 11.8%, from June 30, 2025. The increase primarily resulted from net income of $5.3 million and a $5.1 million decrease in accumulated other comprehensive loss, reflecting improved fair values in Farmers Bank’s available for sale investment portfolio due to lower market rates of interest, partially offset by the payment of $1.5 million in dividend payments for the six months ended on December 31, 2025. At December 31, 2025, the available for sale portfolio had a net unrealized loss of $19.3 million compared to a net unrealized loss of $25.7 million at June 30, 2025. The after-tax impact of the AOCI on equity was $15.2 million at December 31, 2025 compared to $20.3 million at June 30, 2025.

Comparison of Results of Operations for the Six Months Ended December 31, 2025 and 2024.

General. Net income for the six months ended December 31, 2025 was $5.3 million, a $399,000 or 8.2% increase from net income of $4.9 million for the six months ended December 31, 2024. Earnings per share were $2.87 for the six months ended December 31, 2025, compared to $2.66 earnings per share for the six months ended December 31, 2024. The increase in net income primarily was the result of an increase in net interest income of $2.4 million. This was partially offset by a $1.4 million, $419,000, and $179,000 increase in non-interest expense, provision expense, and income tax expense, respectively. Additionally, non-interest income decreased by $50,000.

Interest Income. Interest income increased $3.4 million, or 12.4%, to $30.8 million during the six months ended December 31, 2025, compared to $27.4 million during the six months ended December 31, 2024. Interest income on loans and leases increased $2.1 million, or 8.7%, to $26.1 million for the six months ended December 31, 2025, from $24.0 million for the six months ended December 31, 2024, due to an increase in the average balance of loans and leases of $58.9 million, and an increase of 4 basis points in the average yield earned on loans and leases as new loans and leases were originated at higher rates and existing variable rate loans in the portfolio adjusted upward due to the overall higher interest rate environment. The average outstanding loan and lease balance was $793.7 million for the six months ended December 31, 2025, and $734.8 million for six months ended December 31, 2024. The average yield on loans and leases was 6.58% for the six months ended December 31, 2025, compared to 6.54% for the six months ended December 31, 2024.

Interest income on investment securities, excluding FHLB stock, increased $359,000, or 11.6%, to $3.4 million for the six months ended December 31, 2025 from the six months ended December 31, 2024. The increase was primarily due to a 22 basis point increase in yields. The average yield on investment securities, excluding FHLB stock, increased to 3.49% for the six months ended December 31, 2025, compared to 3.27% for the six months ended December 31, 2024. The average balance of investment securities, excluding FHLB stock, increased to $197.5 million for the six months ended December 31, 2025, compared to $188.7 million for the six months ended December 31, 2024.

Dividends on FHLB stock increased $89,000, or 44.4%, during the six months ended December 31, 2025, from the six months ended December 31, 2024, resulting in an average yield on FHLB stock of 8.12% for the six months ended December 31, 2025, compared to 8.87% for the six months ended December 31, 2024. Interest income on cash and cash equivalents increased $861,000 or 835.9%, to $964,000 during the six months ended December 31, 2025 from the six months ended December 31, 2024, primarily due to a $49.3 million increase in the average balance of cash and cash equivalents.

Interest Expense. Interest expense increased $996,000, or 8.3%, to $12.9 million for the six months ended December 30, 2025, compared to $11.9 million for the six months ended December 31, 2024. Interest expense on deposits increased $1.2 million, or 13.8%, to $10.1 million for the six months ended December 31, 2025, from $8.8 million for the six months ended December 31, 2024. The increase in interest expense on deposits primarily was attributable to a $130.9 million increase in the average balance partially offset by a 28 basis point decrease in the average rate paid on interest-bearing deposits. The average rate paid on interest-bearing deposits was 3.03% for the six months ended December 31, 2025, compared to 3.31% for the six months ended December 31, 2024. The average balance of interest-bearing deposits was $664.5 million for the six months ended December 31, 2025, compared to $533.6 million for the six months ended December 31, 2024. Interest expense on borrowings decreased $221,000, or 7.1%, to $2.9 million in the six months ended December 31, 2025 compared to $3.1 million for the six months ended December 31, 2024. The decrease was attributed to a decrease in the average balance of $1.0 million, and a 31-basis point decrease in the average rate paid on borrowings. The average rate paid on borrowings was 4.05% for the six months ended December 31, 2025, compared to 4.36% for the six months ended December 31, 2024. The average balance of borrowings totaled $127.5 million during the six months ended December 31, 2025, compared to $128.5 million for the six months ended December 31, 2024.

Management continues to actively evaluate funding mix and pricing strategies to balance interest expense with overall liquidity needs. This includes a focus on deepening core deposit relationships, selectively reducing higher-cost deposits, and managing wholesale borrowings to optimize the cost of funds.

Net Interest Income. Net interest income before the provision for credit losses increased $2.4 million, or 15.5%, to $17.9 million for the six months ended December 31, 2025, compared to $15.5 million for the six months ended December 31, 2024. This increase was due to a 30-basis point increase in the average interest rate spread but partially offset by a $10.3 million decrease in net earning assets. The improved spread reflects a favorable shift in asset yields as loans and investment securities repriced to or were originated at higher market rates, paired with a moderate decrease in funding costs.

Net interest margin (annualized) was 3.37% for the six months ended December 31, 2025, compared to 3.28% for the six months ended December 31, 2024. The increase in net interest margin was attributable to improved asset yields, particularly on loans and leases and investment securities, paired with a moderate decrease in funding costs. This helped to improve net interest income, as it increased $2.4 million, or 15.5% during the six months ended December 31, 2025 compared to the six months ended December 31, 2024. During that same time, average earning assets increased $119.6 million, or 12.7%. Higher growth in net interest income relative to average earning assets resulted in an increased net interest margin.

Provision for Credit Losses. A provision for credit losses of $700,000 was recognized during the six months ended December 31, 2025, compared to a $281,000 provision for credit losses for the six months ended December 31, 2024. Net charge-offs during the six months ended December 31, 2025 were $164,000, compared to net recoveries of $382,000 in the six months ended December 31, 2024. The increased provision for credit losses was primarily due to loan growth in the commercial real estate and commercial and industrial loan portfolios, which generally carry higher estimated loss rates compared to other segments.

While Farmers Bancorp believes the steps it has taken and continues to take are necessary to effectively manage its portfolio, uncertainties relating to the level of the allowance for credit losses remain heightened as a result of continued concern about a potential recession due to tariffs, inflation, stock market volatility, and overall geopolitical tensions.

The following table presents the components of the (reversal of) provision for credit losses for the six months ended December 31, 2025 and 2024:

	For the six months ended December 31
(Dollars in thousands)	2025	2024
(Reversal of) provision for credit losses on:
Loans	$539	$411
Unfunded commitments	161	(130)
Total provision for credit losses	$700	$281

Noninterest Income. Noninterest income decreased $50,000, or 1.4%, to $3.5 million for the six months period ended December 31, 2025, compared to the six months period ended December 31, 2024. The decrease resulted primarily from non-recurring income of $420,000 that was realized in the prior fiscal year for employee retention tax credits, which was included in Other income. Trust fees increased $150,000, or 15.4%, to $1.1 million during the six months period ended December 31, 2025, compared to $980,000 during the six month period ended December 31, 2024.

The following table is a comparison of the components of noninterest income for the six months ended December 31, 2025 and 2024:

	For the six months ended December 31
(Dollars in thousands)	2025	2024	Change ($)	Change (%)
Service charges and fees on deposit accounts	$597	$573	$24	4.2%
Interchange income	899	886	13	1.5%
Trust fees	1,130	980	150	15.4%
Gain on sales of loans	381	309	72	23.3%

Noninterest Expense. Noninterest expense increased $1.4 million, or 10.3%, to $14.4 million for the six months ended December 31, 2025, compared to the six month period ended December 31, 2024. Salaries and employee benefits increased $810,000, or 10.6%, to $8.4 million due to, normal wage increases and additional staff hired. Other costs increased $533,000, or 44.9%, as it includes approximately $260,000 of merger-related costs. Professional expense decreased $330,000, or 33.9%, as costs recognized to engage a consultant to assist with the core conversion totaled $453,000. These costs were recorded in fiscal year 2025 and were non-recurring in fiscal year 2026. Increased costs related to Occupancy and Equipment expenses were largely attributed to added depreciation costs for renovations to the principal office of Farmers Bancorp.

The following table is a comparison of the components of noninterest expense for the six months ended December 31, 2025 and 2024:

	For the six months ended December 31
(Dollars in thousands)	2025	2024	Change ($)	Change (%)
Salaries and employee benefits	$8,425	$7,615	$810	10.6%
Professional expenses	643	973	(330)	(33.9)%
Marketing expenses	498	383	115	30.0%
Occupancy expenses	907	785	122	15.5%
Equipment expenses	617	455	162	35.6%
Data Processing expenses	1,358	1,460	(102)	(7.0)%
Other	1,718	1,185	533	44.9%

Income Tax Expense. The provision for income taxes increased $179,000 during the six months ended December 31, 2025, compared to the six months ended December 31, 2024, as a result of higher pre-tax income. The effective tax rate for the six month period ended December 31, 2025 was 16.0% compared to 14.4% for the six month period ended December 31, 2024. The increase in the effective tax rate was a result of a higher level of pre-tax income, reducing the favorable impact of tax-exempt interest and deductions.

The following table provides a reconciliation of Farmers Bancorp’s effective tax income rate with the Federal statutory income tax rate of 21% for the six months ended December 31, 2025 and 2024:

	For the six months ended December 31, 2025		For the six months ended December 31, 2024
(Dollars in thousands)	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
Income taxes at statutory rate	$1,314	21.0%	$1,193	21.0%
Tax-exempt interest	(179)	2.9%	(160)	2.8%
Income from investments in life insurance	(45)	0.7%	(43)	0.8%
Other, net	(90)	1.4%	(169)	3.0%
Total income tax expense	$1,000	16.0%	$821	14.4%

Average Balance Sheet. The following tables set forth certain information relating to Farmers Bancorp’s average balance sheet and reflect the average yield on interest-earning assets and average cost of interest-bearing liabilities for the periods indicated. Such yields and cost are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

	Six Months Ended December 31, 2025			Six Months Ended December 31, 2024
(Dollars in Thousands)	Average Balance (1)	Interest Earned/Paid	Average Yield/Rate (1)	Average Balance (1)	Interest Earned/Paid	Average Yield/Rate
Interest Earning Assets:
Loans and leases receivable(2)(3)(4)	$793,700	$26,095	6.58%	$734,778	$24,010	6.54%
Taxable securities	139,404	2,635	3.78%	134,979	2,368	3.51%
Nontaxable securities (2)(3)	58,065	810	2.79%	53,748	719	2.68%
Interest earning deposits	70,120	1,254	3.58%	18,166	304	3.35%
Total interest earning assets	$1,061,289	$30,794	5.80%	$941,670	$27,400	5.82%
Noninterest earning assets	68,310			60,704
Total assets	$1,129,599			$1,002,374
Interest Bearing Liabilities:
Certificates of Deposit	190,585	3,763	3.95%	113,664	2,573	4.53%
Savings accounts	247,653	2,899	2.34%	219,611	2,748	2.50%
Interest bearing demand and money market accounts	226,231	3,395	3.00%	200,320	3,520	3.51%
Total interest bearing deposits	$664,469	$10,058	3.03%	$533,595	$8,841	3.31%
Subordinated debt, net of unamortized costs	14,774	300	4.06%	14,739	300	4.07%
Borrowings	127,477	2,579	4.05%	128,502	2,800	4.36%
Total interest bearing liabilities	$806,720	$12,937	3.21%	$676,836	$11,941	3.53%
Noninterest bearing demand deposits	232,800			247,479
Other noninterest bearing liabilities	8,836			6,519
Shareholders’ equity	81,243			71,540
Total liabilities and shareholders’ equity	$1,129,599			$1,002,374
Net interest income and spread		$17,857	2.59%		$15,460	2.29%
Net interest margin			3.37%			3.28%
Average interest-earning assets to average interest-bearing liabilities	131.56%			139.13%

(1)	Average balances are calculated using daily balances. Average yield/rate is annualized.
(2)	Average loans receivable includes loans classified as nonaccrual, which carry a zero yield. Interest earned on loans receivable includes the amortization of net deferred loan fees of $412,000 and $537,000 for the six months ended December 31, 2025 and 2024, respectively.
(3)	Yields on tax-exempt loans and securities have not been stated on a tax-equivalent basis.[1]
(4)	Includes income from interest rate swap contracts of $90,000 and $120,000 for the six months ended December 31, 2025 and 2024, respectively. This was used to hedge interest rate risk on long term fixed rate commercial loans.

Rate/Volume Analysis of Net Interest Income. Farmers Bancorp’s net income is largely dependent on net interest income. The table below demonstrates the relative impact on net interest income caused by changes in the average balances (volume) of interest sensitive assets and liabilities, and the impact caused by changes in interest rates earned or paid. The table compares the periods indicated therein. The effect of a change in average balance has been determined by applying the average rate in the earlier period to the change in the average balance in the later period, as compared to the earlier period. The effect of a change in the average rate has been determined by applying the average balance in the earlier period to the change in the average rate in the later period, as compared with the earlier period.

	Six Months Ended December 31, 2025 and 2024
(Dollars in thousands)	Increase (Decrease) Due to Changes In:
	Volume	Yield/Rate	Total
Interest Earning Assets:
Loans Receivable	$1,925	$160	$2,085
Taxable securities	78	189	267
Nontaxable securities	58	33	91
Interest earning deposits	869	81	950
Total interest income	$2,930	$463	$3,393
Interest Bearing Liabilities:
Certificates of deposit	1,741	(551)	1,190
Savings accounts	351	(200)	151
Interest bearing demand and money market accounts	455	(580)	(125)
Total interest bearing deposits	$2,547	($1,331)	$1,216
Subordinated debt, net of unamortized costs	---	---	---
Borrowings	(22)	(199)	(221)
Total interest expense	$2,525	($1,530)	$995
Net interest income	$405	$1,993	$2,398

Comparison of Financial Condition at June 30, 2025 and June 30, 2024

Total Assets. Total assets increased $114.8 million, or 11.6%, from $987.7 million at June 30, 2024 to $1.1 billion at June 30, 2025. The increase was primarily the result of a $76.6 million, or 10.9%, increase in loans and leases, net of allowance, from $703.4 million at June 30, 2024 to $780.0 million at June 30, 2025, a $19.6 million, or 42.1%, increase in cash and cash equivalents from $46.6 million at June 30, 2024 to $66.2 million at June 30, 2025, and a $12.7 million, or 7.2%, increase in investment securities from $177.4 million at June 30, 2024 to $190.1 million at June 30, 2025.

Cash and Cash Equivalents. Cash and cash equivalents increase by $19.6 million, or 42.1% from $46.6 million at June 30, 2024 to $66.2 million at June 30, 2025. The increase is primarily due to the growth in deposits and borrowings outpacing the growth in loans and leases.

Investment Securities. Investment securities are classified available for sale and totaled $190.1 million and $177.4 million at June 30, 2025 and June 30, 2024, respectively. The $12.7, or 7.2%, increase in investment securities was primarily due to $27.7 million in purchases of securities, partially offset by $16.5 million in maturities and principal payments and a $1.6 million upward mark-to-market adjustment on the investment portfolio resulting from lower market interest rates. The following tables show the fair value and weighted average yield of available for sale and held-to-maturity securities as of June 30, 2025 and June 30, 2024 according to contractual maturity. Actual maturities may differ from contractual maturities of mortgage-backed securities because the mortgages underlying the securities may be called or prepaid with or without penalty.

	June 30, 2025
(Dollars in thousands)	1 Year or Less		1 to 5 Years		5 to 10 Years	After 10 Years		Total Fair Value
U.S. Government sponsored entities and agencies	$	---	$	---	$1,295	$	---	$1,295
Mortgage-backed securities		---		6,139	3,892		46,818	56,849
Collateralized mortgage obligations		---		298	7,226		64,066	71,590
State and municipal securities		---		1,370	14,641		42,077	58,088
Corporate Debt securities		1,490		489			331	2,310
Total Securities		$1,490		$8,296	$27,054		$153,292	$190,132

Weighted Average Yield:

U.S. Government sponsored entities and agencies		---		---	1.38%		---	1.38%
Mortgage-backed securities		---		2.86%	2.32%		2.96%	2.91%
Collateralized mortgage obligations		---		2.29%	4.94%		2.81%	3.02%
State and municipal securities		---		5.43%	3.31%		2.32%	2.64%
Corporate Debt securities		2.89%		2.64%	---		3.88%	2.98%
Total Securities		2.89%		3.25%	3.51%		2.72%	2.86%

	June 30, 2024
(Dollars in thousands)	1 Year or Less		1 to 5 Years		5 to 10 Years	After 10 Years		Total Fair Value
U.S. Government sponsored entities and agencies	$	---	$	---	$1,227	$	---	$	---
Mortgage-backed securities		---		3,473	1,942		46,700		52,115
Collateralized mortgage obligations		---		2,083	4,501		58,992		65,576
State and municipal securities		---		83	9,122		46,325		55,530
Corporate Debt securities		719		1,927	---		325		2,971
Total Securities		$719		$7,566	$16,792		$152,342		$177,419

Weighted Average Yield:

U.S. Government sponsored entities and agencies		---		---	1.38%		---		1.38%
Mortgage-backed securities		---		1.41%	2.71%		2.68%		2.60%
Collateralized mortgage obligations		---		2.14%	4.70%		2.56%		2.69%
State and municipal securities		---		3.27%	3.37%		2.26%		2.44%
Corporate Debt securities		2.85%		2.83%	---		3.88%		2.95%
Total Securities		2.85%		1.99%	3.50%		2.51%		2.58%

The weighted average yield is calculated based upon the fair values of the investment securities, adjusted for income tax benefits of tax-exempt securities.

As of June 30, 2025 and June 30, 2024, there were no investment securities designated as held-to-maturity; therefore, there is no allowance for credit losses maintained for debt securities.

Loans and Leases. Loans and leases, net of allowance for credit losses on loans and leases, increased $76.6, or 10.9%, to $780.0 million at June 30, 2025 from $703.4 million at June 30, 2024. The increase in loans and leases was attributable to increases in commercial real estate, residential, construction, commercial and agricultural loans of $38.8 million, $13.8 million, $9.7 million, $8.2 million, and $7.6 million, respectively.

Nonaccrual loans and leases totaled $2.8 million at June 30, 2025, compared to $1.6 million at June 30, 2024. Accruing loans and leases past due 90 days or more totaled $5,000 and $710,000 at June 30, 2025 and June 30, 2024, respectively. Nonperforming loans and leases, consisting of nonaccrual loans and leases and accruing loans and leases 90 days or more past due, totaled $2.8 million, or 0.35% of total loans and leases, at June 30, 2025, compared to $2.3 million, or 0.32% of total loans and leases, at June 30, 2024.

Loan Portfolio. Farmers Bank manages the loan portfolios and the respective credit risk associated with the loan portfolios based on the specific portfolio segments, which are levels at which it develops and documents credit losses attributable to each respective segment. The segments used by Farmers Bank to categorize its loans are: Agriculture; Commercial; Commercial Real Estate; Construction; Residential; and Consumer. For a description of each segment, please see the subsection titled “Loans and Leases” under the section of this joint proxy statement titled “Comparison of Financial Condition at December 31, 2025 and June 30, 2025.”

The information in the following table is based on contractual maturities of loans, including loans that may be subject to renewal at contractual maturity, separated by loan segment. Renewal of loans is subject to review and credit approval, as well as modification of terms upon maturity. Actual repayments of loans may differ from the maturities described below based on the borrowers’ right to prepay, with or without prepayment penalties, depending on the loan being prepaid. Demand loans, loans having no stated repayment schedule and stated maturity date, and overdraft loans were reported as being due in one year or less.

The following table summarizes the loan maturity distribution by type and related interest rate characteristics as of the periods presented.

(Dollars in thousands)	1 Year or Less	After 1 Through 5 Years		After 5 Through 15 Years		After 15 Years		Total
As of June 30, 2025		Fixed	Variable	Fixed	Variable	Fixed	Variable
Agriculture	$25,209	$4,321	$8,122	$254	$15,820	$319	$14,093	$68,138
Commercial	34,286	19,242	30,451	7,286	24,556	3,000	---	118,821
Commercial Real Estate	65,638	49,883	33,295	10,257	261,562	2,581	16,384	439,600
Construction	30,019	---	9,296	---	6,586	---	182	46,085
Residential	1,355	570	5,347	13,275	26,983	34,977	19,786	102,292
Consumer	1,598	9,633	235	3,588	276	87	---	15,418
Total Loans	$158,106	$83,648	$86,747	$34,661	$335,783	$40,964	$50,446	$790,354

(Dollars in thousands)	1 Year or Less	After 1 Through 5 Years		After 5 Through 15 Years		After 15 Years		Total
As of June 30, 2024		Fixed	Variable	Fixed	Variable	Fixed	Variable
Agriculture	$22,832	$3,947	$5,017	$633	$13,776	$663	$13,627	$60,495
Commercial	21,924	19,105	34,779	8,733	23,082	3,000	---	110,623
Commercial Real Estate	53,247	28,832	32,258	32,946	226,762	2,645	24,150	400,840
Construction	15,597	---	17,964	---	2,864	---	---	36,425
Residential	991	447	5,399	11,788	24,449	30,059	15,326	88,460
Consumer	1,353	9,967	265	3,790	382	---	187	15,944
Total Loans	$115,944	$62,298	$95,682	$57,890	$291,315	$36,367	$53,290	$712,787

Allowance for Credit Losses. The allowance for credit losses on loans and leases increased $938,000, or 10.0%, to $10.3 million at June 30, 2025 from $9.4 million as of June 30, 2024. At June 30, 2025, the allowance for credit losses on loans and leases totaled 1.30% of total loans and leases outstanding. The increase in the allowance was primarily due to increases in loan totals. At June 30, 2024, the allowance for credit losses on loans and leases totaled $9.4 million, or 1.31% of total loans and leases outstanding. Net recoveries totaled $57,000 for the fiscal year ended June 30, 2025, compared to net losses of $1.8 million for the fiscal year ended June 30, 2024.

The following table presents, as of and for the periods indicated, an analysis of the allowance for credit losses and other related data for the periods presented:

(Dollars in thousands)	For the fiscal year ended June 30, 2025	For the fiscal year ended June 30, 2024
Average loans outstanding	$755,566	$675,667
Total loans outstanding at the end of the period	790,354	712,787
Allowance for credit losses at the beginning of the period	9,368	8,095
Provision for credit losses	881	3,068
Charge-offs:
Agriculture	---	---
Commercial	291	1,312
Commercial Real Estate	---	492
Construction	---	---
Residential	---	---
Consumer	212	125
Total Charge-offs for all loan types	$503	$1,929
Recoveries:
Agriculture	12	28
Commercial	462	24
Commercial Real Estate	25	21
Construction	---	---
Residential	8	1
Consumer	53	60
Total recoveries for all loan types	$560	$134
Net (recoveries) charge-offs	$(57)	$1,795
Allowance for credit losses at the end of the period	10,306	9,368
Allowance for credit losses to total loans outstanding	1.30%	1.31%
Nonaccrual loans to total loans outstanding	0.35%	0.23%
Allowance for credit losses to nonaccrual loans	373.14%	583.31%
Net charge-offs to average loans outstanding
Agriculture	0.00%	0.00%
Commercial	0.02%	0.19%
Commercial Real Estate	0.00%	0.07%
Construction	0.00%	0.00%
Residential	0.00%	0.00%
Consumer	0.02%	0.01%

The following table shows the allocation of the ACL among Farmers Bank’s loan categories and the percentage of the respective loan category to total loans held for investment as of the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total ACL is available to absorb losses from any loan category.

	For the fiscal year ended June 30, 2025		For the fiscal year ended June 30, 2024
(Dollars in thousands)	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
Agriculture	$743	8.62%	$655	8.49%
Commercial	2,129	15.03%	1,826	15.52%
Commercial Real Estate	5,943	55.62%	5,428	56.24%
Construction	511	5.83%	460	5.11%
Residential	891	12.94%	769	12.41%
Consumer	88	1.95%	230	2.24%
Total allowance for credit losses	$10,306	100.00%	$9,368	100.00%

Accrued Income and Other Assets. Other assets increased $425,000, or 1.9%, to $22.5 million at June 30, 2025 from $22.1 million at June 30, 2024. The increase was primarily due to increases in interest receivables on loans and investment securities of $343,000 and $161,000, respectively.

Deposits. Total deposits increased $92.3 million, or 12.2%, to $851.3 million at June 30, 2025 from $759.0 million at June 30, 2024. The increase in deposits primarily was due to increases in interest-bearing transaction deposits of $19.2 million, savings deposits of $20.4 million, and time deposits of $74.4 million. These increases were partially offset by a decrease in noninterest bearing demand deposits of $18.0 million and money market deposits of $3.6 million. Brokered deposits totaled $60.6 million, or 7.1% of total deposits, at June 30, 2025, compared to zero brokered deposits at June 30, 2024.

As of June 30, 2025, approximately $146 million of the deposit portfolio, or 17.1% of total deposits, excluding collateralized public deposits, was uninsured. The uninsured amounts are estimated based on the methodologies and assumptions used for Farmers Bank regulatory reporting requirements.

The following table sets forth the average balance amounts and the average rates paid on deposits held by Farmers Bank for the periods presented:

	For the fiscal year ended June 30, 2025		For the fiscal year ended June 30, 2024
(Dollars in thousands)	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
Noninterest-bearing demand deposits	$229,956	---%	$231,030	---%
Interest-bearing demand deposits	129,361	3.37%	126,232	3.54%
Money market deposits	66,084	2.82%	63,149	3.17%
Savings deposits	220,684	2.42%	185,860	2.38%
Time deposits	127,596	4.32%	96,539	4.28%
Total Deposits	$773,682	2.21%	$702,809	2.14%

Indebtedness. Farmers Bancorp debt consisted of the following components at the dates set forth below:

(Dollars in thousands)	For the fiscal year ended June 30, 2025	For the fiscal year ended June 30, 2024
Federal Home Loan Bank advances	$110,000	$88,450
Subordinated debt, net of unamortized costs	14,764	14,729
Repurchase Agreements	39,320	45,613

Borrowings. Total borrowings, consisting of repurchase agreements, FHLB advances, and subordinated debentures, increased $15.3 million, or 10.3%, to $164.1 million at June 30, 2025, compared to $148.8 million at June 30, 2024. The increase was primarily due to a $21.6 million increase in FHLB advances to fund loan growth. This was partially offset by a $6.3 million reduction in repurchase agreements, as customers are moving from repurchase agreements to the IntraFi deposit product, which is included in the deposit base.

Farmers Bank has made a pledge of certain loan types held on its books as collateral for advances from the Federal Home Loan Bank of Chicago. Farmers Bank was eligible to borrow in the amount of up to $167.6 million from the FHLB as of June 30, 2025, and $167.5 million as of June 30, 2024. As of June 30, 2025, Farmers Bank has borrowed $110.0 million from the FHLB, which consisted of fixed rate advances maturing in 4.39 years and with a weighted average maturity of 1.95 years. In addition to FHLB borrowing ability, Farmers Bank has Fed Funds lines of credit of $25.0 million.

In March 2022, Farmers Bancorp issued $10.0 million aggregate principal amount of 3.75% Fixed-to-Floating Rate Subordinated Notes due March 2032. The notes pay a fixed rate of 3.75% per year until, but excluding, March 14, 2027, and thereafter a floating rate equal to the then-current three-month SOFR plus 219 basis points. All interest on the notes is payable quarterly. The notes are scheduled to mature on March 14, 2032. The notes are unsecured and may be repaid in whole or in part, without penalty, on any interest payment date on or after March 14, 2027. The notes are intended to qualify as Tier 2 capital under regulatory guidelines.

In March 2022, Farmers Bancorp issued $5.0 million aggregate principal amount of 4.50% Fixed-to-Floating Rate Subordinated Notes due March 2037. The notes pay a fixed rate of 4.50% per year until, but excluding, March 14, 2032, and thereafter a floating rate equal to the then-current three-month SOFR plus 284 basis points. All interest on the notes is payable quarterly. The notes are scheduled to mature on March 14, 2037. The notes are unsecured and may be repaid in whole or in part, without penalty, on any interest payment date on or after March 14, 2032. The notes are intended to qualify as Tier 2 capital under regulatory guidelines.

Total unamortized debt issuance costs of the subordinated debt were $236,000 and $271,000, as of June 30, 2025 and June 30, 2024, respectively.

Shareholders’ Equity. Shareholders’ equity totaled $75.8 million at June 30, 2025, an increase of $8.0 million, or 11.8%, from June 30, 2024. The increase primarily resulted from net income of $9.3 million and a $1.3 million decrease in accumulated other comprehensive loss, reflecting improved fair values in Farmers Bancorp's available for sale investment portfolio due to lower market rates of interest. At June 30, 2024, the available for sale portfolio had a net unrealized loss of $27.3 million compared to a net unrealized loss of $25.7 million at June 30, 2025. The after-tax impact of the ACL on equity was $20.3 million at June 30, 2025 compared to $21.6 million at June 30, 2024. Partially offsetting these increases were dividend payments of $2.8 million.

Regulatory Capital Requirements. Farmers Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that could have a direct material effect on Farmers Bank and its financial condition. Regulations require banks to meet specific capital adequacy guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items. Capital classifications are subject to qualitative judgments by regulators regarding components, risk weightings, and other additional factors.

Farmers Bank is qualified and has opted into the CBLR framework for determining whether it has met its regulatory capital requirements. Farmers Bank opted into the CBLR framework at the beginning of the 2025 calendar year. Farmers Bank’s Tier I Capital totaled $108 million and $98 million as of June 30, 2025 and June 30, 2024, respectively. Farmers Bank CBLRs were 10.10% and 10.12% as of June 30, 2025 and June 30, 2024, respectively, exceeding the 9.0% minimum for a well-capitalized institution

Liquidity. Liquidity measures the ability to meet current and future cash flow needs as they become due. The liquidity of a financial institution reflects its ability to meet loan requests, to accommodate possible outflows in deposits and to take advantage of interest rate market opportunities. The ability of a financial institution to meet its current financial obligations is a function of its balance sheet structure, its ability to liquidate assets and its access to alternative sources of funds. The objective of Farmers Bancorp’s liquidity management is to manage cash flow and liquidity reserves so that they are adequate to fund operations and to meet obligations and other commitments on a timely basis and at a reasonable cost. Farmers Bancorp seeks to achieve this objective and ensure that funding needs are met by maintaining an appropriate level of liquid funds through asset/liability management, which includes managing the mix and time to maturity of financial assets and financial liabilities on its balance sheet. Farmers Bancorp’s liquidity position is enhanced by its ability to raise additional funds as needed in the wholesale markets.

Asset liquidity is provided by liquid assets which are readily marketable or pledgeable or which will mature in the near future. Liquid assets generally include cash, interest-bearing deposits in banks, securities available for sale, maturities and cash flow from securities held to maturity, sales of fixed rate residential mortgage loans in the secondary market, and federal funds sold and resell agreements. Liability liquidity generally is provided by access to funding sources which include core deposits and advances from the FHLB and other borrowing relationships with third party financial institutions.

Farmers Bancorp’s liquidity position is continuously monitored and adjustments are made to the balance between sources and uses of funds as deemed appropriate. Liquidity risk management is an important element in the asset/liability management process. Management regularly models liquidity stress scenarios to assess potential liquidity outflows or funding problems resulting from economic disruptions, volatility in the financial markets, unexpected credit events or other significant occurrences deemed problematic. These scenarios are incorporated into Farmers Bancorp’s contingency funding plan, which provides the basis for the identification of its liquidity needs.

Liquid assets in the form of cash and cash equivalents and investments available for sale totaled $169.4 million at June 30, 2025. Certificates of deposit scheduled to mature in less than one year from June 30, 2025, totaled $157.4 million. Historically, Farmers Bank has been able to retain a significant amount of its deposits as they mature.

As of June 30, 2025, Farmers Bancorp had approximately $52.6 million held in an interest-bearing account at the Federal Reserve. It also had the ability to borrow funds as a member of the FHLB. As of June 30, 2025, based upon available, pledgeable collateral, Farmers Bancorp’s total remaining borrowing capacity with the FHLB was approximately $167.6 million. Furthermore, at June 30, 2025, Farmers Bancorp had approximately $42.7 million in securities that were unencumbered by a pledge and could be used to support additional borrowings through repurchase agreements or the Federal Reserve discount window, as needed. As of June 30, 2025, management was not aware of any events that are reasonably likely to have a material adverse effect on Farmers Bancorp’s liquidity, capital resources or operations. In addition, management is not aware of any regulatory recommendations regarding liquidity that would have a material adverse effect on Farmers Bancorp.

Farmers Bancorp is a separate legal entity from Farmers Bank and must provide for its own liquidity. In addition to its own operating expenses, Farmers Bancorp is responsible for paying for any stock repurchases, subordinated debt interest payments, dividends declared to its shareholders and other general corporate expenses. Since Farmers Bancorp is a holding company and does not conduct operations, its primary sources of liquidity are dividends up-streamed from Farmers Bank and borrowings from outside sources. Banking regulations may limit the amount of dividends that may be paid to Farmers Bancorp by Farmers Bank. At June 30, 2025, Farmers Bancorp, on an unconsolidated basis, had $3.5 million in cash available for its liquidity needs.

The following table summarizes Farmers Bank’s available liquidity as of the dates presented:

(Dollars in thousands)	June 30, 2025	June 30, 2024
On-balance sheet liquidity
Net cash, cash equivalents, and marketable securities	$169,368	$143,833
Total on-balance sheet liquidity	169,368	143,833
Off-balance sheet liquidity
FRB borrowing availability	38,188	21,066
FHLB borrowing availability	57,623	71,034
Fed funds line borrowing availability with correspondent banks	25,000	35,000
Total off-balance sheet liquidity	$120,811	$127,100
Total available liquidity	$290,179	$270,933

Average Balance Sheet. The following tables set forth certain information relating to Farmers Bancorp’s average balance sheet and reflect the average yield on interest-earning assets and average cost of interest-bearing liabilities for the periods indicated. Such yields and cost are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

	Fiscal Year Ended June 30, 2025			Fiscal Year Ended June 30, 2024
(Dollars in Thousands)	Average Balance(1)	Interest Earned/Paid	Average Yield/Rate(1)	Average Balance(1)	Interest Earned/Paid	Average Yield/Rate
Interest Earning Assets:
Loans and leases receivable(1)(2)(3)	$755,566	$48,929	6.48%	$675,667	$41,959	6.21%
Taxable securities	133,041	4,940	3.71%	102,910	3,161	3.07%
Nontaxable securities(3)(4)	62,155	1,444	2.32%	85,778	2,090	2.44%
Interest earning deposits	14,556	674	4.63%	48,232	2,368	4.91%
Total interest earning assets	$965,318	$55,987	5.80%	$912,587	$49,578	5.43%
Noninterest earning assets	56,956			49,067
Total assets	$1,022,274			$961,654
Interest Bearing Liabilities:
Certificates of Deposit	127,596	5,510	4.32%	96,539	4,127	4.28%
Savings accounts	220,684	5,345	2.42%	185,860	4,416	2.38%
Interest bearing demand and money market accounts	195,445	6,219	3.18%	189,381	6,473	3.42%
Total interest bearing deposits	$543,725	$17,074	3.14%	$471,780	$15,016	3.18%
Subordinated debt, net of unamortized costs	14,746	600	4.07%	14,712	600	4.08%
Borrowings	143,296	5,904	4.12%	157,004	6,531	4.16%
Total interest bearing liabilities	$701,767	$23,578	3.36%	$643,496	$22,147	3.44%
Noninterest bearing demand deposits	$236,344			$241,869
Other noninterest bearing liabilities	11,719			11,104
Shareholders’ equity	72,444			65,185
Total liabilities and shareholders’ equity	$1,022,274			$961,654
Net interest income and spread		$32,409	2.44%		$27,431	1.99%
Net interest margin			3.36%			3.01%
Average interest-earning assets to average interest-bearing liabilities	137.56%			141.82%

(1)	Average balances are calculated using daily balances. Average yield/rate is annualized.
(2)	Average loans receivable includes loans classified as nonaccrual, which carry a zero yield. Interest earned on loans receivable includes the amortization of net deferred loan fees of $1.101 million and $1.144 million for the fiscal year ended June 30, 2025 and 2024, respectively.
(3)	Yields on tax-exempt loans and securities have not been stated on a tax-equivalent basis.
(4)	Includes income from interest rate swap contracts of $215,000 and $258,000 fiscal year ended June 30, 2025 and 2024, respectively. This was used to hedge interest rate risk on long term fixed rate commercial loans.

Rate/Volume Analysis of Net Interest Income. Farmers Bank’s net income is largely dependent on net interest income. The table provided below demonstrates the relative impact on net interest income caused by changes in the average balances (volume) of interest sensitive assets and liabilities and the impact caused by changes in interest rates earned or paid. The table compares the periods indicated therein. The effect of a change in average balance has been determined by applying the average rate in the earlier period to the change in the average balance in the later period, as compared to the earlier period. The effect of a change in the average rate has been determined by applying the average balance in the earlier period to the change in the average rate in the later period, as compared with the earlier period.

	Fiscal Year Ended June 30, 2025 and 2024
(Dollars in thousands)	Increase (Decrease) Due to Changes In:
	Volume	Yield/Rate	Total
Interest Earning Assets:
Loans Receivable	$4,962	$2,008	$6,970
Taxable securities	926	853	1,779
Nontaxable securities	(576)	(70)	(646)
Interest earning deposits	(1,653)	(41)	(1,694)
Total interest income	$3,658	$2,751	$6,409
Interest Bearing Liabilities:
Certificates of deposit	1,328	55	1,383
Savings accounts	827	102	929
Interest bearing demand and money market accounts	207	(461)	(254)
Total interest bearing deposits	$2,362	($304)	$2,058
Subordinated debt, net of unamortized costs	1	(1)	---
Borrowings	(570)	(57)	(627)
Total interest expense	$1,794	($363)	$1,431
Net interest income	$1,864	$3,114	$4,978

Comparison of Results of Operations for the Years Ended June 30, 2025 and 2024.

General. Net income for the fiscal year ended June 30, 2025, was $9.3 million, a $4.5 million or 95.5% increase from net income of $4.7 million for the fiscal year ended June 30, 2024. Diluted earnings per share were $5.07 for the fiscal year ended June 30, 2025, compared to $2.60 diluted earnings per share for the fiscal year ended June 30, 2024. The increase in net income primarily was the result of an increase in net interest income of $5.0 million, a reduction of $2.0 million in the provision for credit losses, and a $975,000 increase in non-interest income, partially offset by $2.0 million increase in noninterest expense and a $1.4 million increase in the provision for income taxes.

Interest Income. Interest income increased $6.4 million, or 12.9%, to $56.0 million for the fiscal year ended June 30, 2025, compared to $49.6 million for the fiscal year ended June 30, 2024. Interest income on loans and leases increased $7.0 million, or 16.6%, to $48.9 million for the 2025 fiscal year, from $42.0 million for the 2024 fiscal year, due to an increase in the average balance of loans and leases of $79.9 million, and an increase of 27 basis points in the average yield earned on loans and leases as new loans and leases were originated at higher rates and existing variable rate loans in the portfolio adjusted upward. The average outstanding loan and lease balance was $755.6 million for the 2025 fiscal year, compared to $675.7 million for the 2024 fiscal year. The average yield on loans and leases was 6.48% for the 2025 fiscal year, compared to 6.21% for the 2024 fiscal year.

Interest income on investment securities, excluding FHLB stock, increased $1.1 million, or 21.6%, to $6.4 million for the fiscal year ended June 30, 2025 from the comparable period in 2024. The increase was due to a $5.4 million increase in the average balances coupled with an increase in average yield on investment securities, excluding FHLB stock, of 48 basis points. The average balance of investment securities, excluding FHLB stock, was $189.6 million for the 2025 fiscal year, compared to $184.2 million for the 2024 fiscal year.

Dividends on FHLB stock increased $87,000, or 23.0%, during the fiscal year ended June 30, 2025, from the comparable period in 2024, resulting in an average yield on FHLB stock of 8.27% for the 2025 fiscal year, compared to 8.38% for the 2024 fiscal year. The increase in FHLB dividend income is a result of an increase in FHLB stock balances of $1.1 million during the 2025 fiscal year. Interest income on cash and cash equivalents decreased $1.7 million, or 71.5%, to $674,000 during 2025 from the comparable period in 2024, due to a $33.7 million decrease in the average balance of cash and cash equivalents and 28 basis point decrease in the average yield.

Interest Expense. Interest expense increased $1.4 million, or 6.5%, to $23.6 million for the fiscal year ended June 30, 2025, compared to the fiscal year ended June 30, 2024. Interest expense on deposits increased $2.1 million, or 13.7%, to $17.1 million for the 2025 fiscal year, from the comparable period in 2024. The increase in interest expense on deposits primarily was attributable to a $71.9 million increase in the average balance of interest-bearing deposits, partially offset by a four-basis point decrease in the average rate paid, which declined to 3.14% for the 2025 fiscal year, compared to 3.18% for the 2024 fiscal year. The average balance of interest-bearing deposits was $543.9 million for the 2025 fiscal year, compared to $472.0 million in the comparable period in 2024.

Interest expense on borrowings decreased $627,000, or 8.9%, to $6.5 million in the fiscal year ended June 30, 2025 compared to $7.1 million for the fiscal year ended June 30, 2024, primarily due to a decrease in the average balance of borrowings by $13.7 million, or 8.0%. The average balance of borrowings totaled $158.0 million during the 2025 fiscal year, compared to $171.7 million for the 2024 fiscal year. A reduction in the average rate of three basis points on borrowings also contributed to the decrease in interest expense. The average rate paid on borrowings was 4.12% for the 2025 fiscal year, compared to 4.15% for the 2024 fiscal year.

Net Interest Income. Net interest income before the provision for credit losses increased $5.0 million, or 18.1%, to $32.4 million for the fiscal year ended June 30, 2025, compared to $27.4 million for the fiscal year ended June 30, 2024. This increase was due to a 45-basis point increase in the average interest rate spread. The improved spread reflected a favorable shift in asset yields coupled with a decrease in funding costs, as loans and investment securities repriced or were originated at higher market rates. Average net earning assets declined by $5.5 million, or 2.0% during the 2025 fiscal year compared to the 2024 fiscal year. The decline in average net earning assets was primarily the result of higher average balances of interest-bearing deposits.

Net interest margin was 3.36% for the 2025 fiscal year, compared to 3.01% for the 2024 fiscal year. The increase in net interest margin primarily was due to the yield on interest-earning assets increasing along with a reduction in the rate paid on interest-bearing liabilities. This margin expansion was supported by growth in higher-yielding asset categories, particularly commercial real estate loans.

Provision for Credit Losses. A provision for credit losses of $902,000 was recorded during the fiscal year ended June 30, 2025, compared to a provision of $2.9 million for the fiscal year ended June 30, 2024. Net recoveries during the 2025 fiscal year were $57,000, compared to $1.8 million in net charge offs in the 2024 fiscal year. The provision for credit losses during the period was primarily due to continued loan growth in commercial real estate.

While management believes the steps it has taken and continues to take are necessary to effectively manage the portfolio, uncertainties related to the level of the allowance for credit losses remain heightened as a result of continued concern about a potential recession due to tariffs, inflation, stock market volatility, and broader geopolitical tensions.

The following table presents the components of the (reversal of) provision for credit losses for the fiscal years ended June 30, 2025 and 2024:

	For the fiscal year ended June 30
(Dollars in thousands)	2025	2024
(Reversal of) provision for credit losses on:
Loans	$881	$3,068
Unfunded commitments	21	(199)
Total provision for credit losses	$902	$2,869

Noninterest Income. Noninterest income increased $975,000, or 16.6%, to $6.8 million for the fiscal year ended June 30, 2025, compared to the same period in 2024. There were no net gains or losses on securities for the 2025 fiscal year, compared to a $681,000 net loss during the 2024 fiscal year. Other noninterest income increased $308,000, or 41.5%, during the 2025 fiscal year, compared to the 2024 fiscal year. Other noninterest income of $1.1 million in 2025 included a $420,000 one-time benefit related to the employee retention tax credit program. Net gains on loan and lease sales increased $155,000, or 40.2%, to $541,000 for the 2025 fiscal year, compared $386,000 in the 2024 fiscal year, primarily due to improvements in mortgage banking activity. Noninterest income was adversely impacted by a $177,000, or 8.3%, reduction in trust income. Trust income was $2.0 million in the 2025 fiscal year compared to $2.1 million in the 2024 fiscal year. Additionally, card fee income decreased $53,000, or 2.9%, in the 2025 fiscal year due to reduced spreads earned on card transactions.

The following table is a comparison of the components of noninterest income for the fiscal year ended June 30, 2025 and 2024:

	For the fiscal year ended June 30
(Dollars in thousands)	2025	2024	Change ($)	Change (%)
Service charges and fees on deposit accounts	$1,146	$1,100	$46	4.2%
Merchant and interchange income	1,751	1,804	(53)	(2.9)%
Trust fees	1,956	2,133	(177)	(8.3)%
Gain on sale of loans	541	386	155	40.2%

Noninterest Expense. Noninterest expense increased $2.0 million, or 7.8%, to $27.5 million for the fiscal year ended June 30, 2025, compared to $25.5 million for the fiscal year ended June 30, 2024. Professional expenses increased $1.5 million, or 155.1%, in the 2025 fiscal year due to costs related to consulting costs related to a core contract negotiation and FDIC Insurance Act preparations. The renegotiated agreement is expected to produce meaningful cost savings over the term of the contract by reducing costs on existing services and adding new products aimed at improving operational efficiency and the customer experience. Professional expenses were $2.4 million in the 2025 fiscal year compared to $940,000 in the 2024 fiscal year. Salaries and employee benefits, which represent the largest component of noninterest expense, increased $187,000, or 1.2%, in the 2025 fiscal year to $15.8 million, reflecting annual merit increases and increased staffing to support business growth and operational needs. Occupancy expense increased $390,000, or 31.9%, in the 2025 fiscal year to $1.6 million, attributed to supporting growth through development of a new financial center and increased leasing costs of other land and facilities. Equipment expenses increased $258,000, or 34.6%, in the 2025 fiscal year to $1.0 million, related to increased equipment purchases resulting in increases in depreciation expense and maintenance costs. Other noninterest expenses decreased by $336,000, or 12.7%, to $2.3 million in the 2025 fiscal year. Stationery and supply expenses decreased in the 2025 fiscal year, as expenses were elevated in the 2024 fiscal year due to marketing and rebranding efforts. Fraud and other losses on checks and debit card transactions were $131,000, or 46.0%, lower in the 2025 fiscal year compared to the 2024 fiscal year.

The following table is a comparison of the components of noninterest expense for the fiscal year ended June 30, 2025 and 2024:

	For the fiscal year ended June 30
(Dollars in thousands)	2025	2024	Change ($)	Change (%)
Salaries and employee benefits	$15,771	$15,584	$187	1.2%
Professional expenses	2,398	940	1,458	155.1%
Marketing expenses	952	1,009	(57)	(5.7)%
Occupancy	1,613	1,223	390	31.9%
Equipment	1,004	746	258	34.6%
Data Processing	2,970	2,905	65	2.2%

Income Tax Expense. The provision for income taxes increased $1.4 million, or 705.1%, for the fiscal year ended June 30, 2025, compared to the fiscal year ended June 30, 2024. The increase in income tax expense was due to an increase pre-tax net income, as it increased $5.9 million, or 120.0%, in the 2025 fiscal year compared to the 2024 fiscal year. The effective tax rate for the 2025 fiscal year was 14.7% compared to 4.0% for the 2024 fiscal year. The increase in the effective tax rate was a result of a higher level of pre-tax income, reducing the favorable impact of tax-exempt interest and deductions.

The following table provides a reconciliation of Farmers Bancorp’s effective tax income rate with the Federal statutory income tax rate of 21% for the fiscal year ended June 30, 2025 and 2024:

	For the fiscal year ended June 30, 2025		For the fiscal year ended June 30, 2024
(Dollars in thousands)	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
Income taxes at statutory rate	$2,281	21.0%	$1,036	21.0%
Tax-exempt interest	(321)	3.0%	(460)	9.3%
Income from investments in life insurance	(83)	0.8%	(76)	1.5%
Other, net	(283)	2.6%	(302)	6.1%
Total income tax expense	$1,594	14.7%	$198	4.0%

Description of Richmond Mutual Capital Stock

The following briefly summarizes the material terms of Richmond Mutual’s capital stock. In connection with this summary, we urge you to read Richmond Mutual’s articles of incorporation and bylaws in their entirety, copies of which have been filed with the SEC and are available, without charge, to any person by following the instructions listed under “Where You Can Find More Information.”

Authorized Capital Stock

Richmond Mutual’s articles of incorporation authorize the issuance of up to 90,000,000 shares of common stock, par value $0.01 per share, and up to 10,000,000 shares of preferred stock, par value $0.01 per share. The articles of incorporation authorize the board of directors, without shareholder approval (except as required by law), to amend the articles to change the number of authorized shares of stock.

Each share of Richmond Mutual common stock has identical rights to every other share of common stock.

At December 31, 2025, Richmond Mutual had issued and outstanding 10,501,260 shares of common stock, and no shares of preferred stock.

Common Stock

Governing Documents. Holders of shares of Richmond Mutual common stock have the rights set forth in its articles, bylaws and Maryland law.

Dividends and Distributions. Subject to the rights of any class or series of preferred stock that may be issued, holders of Richmond Mutual common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor.

Under Maryland law, dividends may be declared only to the extent of Richmond Mutual’s capital surplus in excess of the amount that would be required to satisfy the preferential rights of any shareholders entitled to priority upon dissolution, and only if the payment would not render Richmond Mutual insolvent.

As a bank holding company, Richmond Mutual is also subject to the regulatory policies of the Federal Reserve Board relating to the payment of dividends. The Federal Reserve Board’s policy provides that bank holding companies should generally pay dividends only out of net income for the past year and only when prospective earnings retention is consistent with the organization’s expected financial condition and future needs. In addition, the Federal Reserve Board expects bank holding companies to avoid dividend practices that would impair their ability to serve as a source of strength to their subsidiary depository institution.

If Richmond Mutual issues preferred stock in the future, the terms of that preferred stock may provide dividend rights senior to those of the common stock.

Ranking. Richmond Mutual’s common stock ranks junior with respect to dividend rights and rights upon liquidation, dissolution or winding up of Richmond Mutual to all outstanding indebtedness and to other securities of Richmond Mutual.

Upon liquidation, dissolution or winding up of Richmond Mutual, holders of common stock are entitled to share ratably in the distribution of assets legally available for distribution to shareholders after payment of all debts and liabilities and after satisfaction of the preferential rights of any outstanding preferred stock.

Conversion Rights. Richmond Mutual’s common stock is not convertible into any other shares of its capital stock.

Preemptive Rights. Holders of Richmond Mutual common stock do not have any preemptive rights.

Voting Rights. Except with respect to greater than 10% shareholders, full voting rights are vested in the holders of Richmond Mutual common stock and each share is entitled to one vote. See "Comparison of Shareholders Rights—Voting Rights."  Holders of common stock do not have cumulative voting rights in the election of directors. Directors are elected by a plurality of the votes cast.

Redemption. Richmond Mutual has no obligation or right to redeem its common stock.

Stock Exchange Listing. Richmond Mutual’s common stock is listed on the NASDAQ under the symbol “RMBI.”

Preferred Stock

Richmond Mutual may issue preferred stock in one or more series at such times and for such consideration as the Richmond Mutual board of directors may determine, generally without shareholder approval. The Richmond Mutual board of directors is expressly authorized, at any time and from time to time, to issue preferred stock with such voting powers, designations, preferences, rights, qualifications, limitations and restrictions as the board may establish.

The authority of the Richmond Mutual board of directors to issue preferred stock without shareholder approval could, among other things, make it more difficult, time-consuming or costly for an unwanted suitor to acquire a controlling interest in Richmond Mutual or could otherwise discourage an attempt to obtain control.

Shares of preferred stock redeemed or otherwise acquired by Richmond Mutual may be restored to the status of authorized but unissued shares, without designation as to series, and may be reissued by Richmond Mutual upon approval of its board of directors.

Anti-Takeover Provisions

In addition to the ability to issue common and preferred stock without shareholder approval, Richmond Mutual’s articles of incorporation and bylaws as well as Maryland law, contain certain provisions that may have the effect of delaying, deferring or preventing a change in control of Richmond Mutual. See “Comparison of Shareholder Rights.”

Further, provisions of federal banking laws and regulations, including requirements for prior regulatory approval, could make it more difficult for a third party to acquire Richmond Mutual, even if such a transaction were viewed as beneficial by shareholders. Under the Change in Bank Control Act, the acquisition of 10% or more of any class of voting securities of a bank holding company or depository institution, including Richmond Mutual following completion of this offering, generally creates a rebuttable presumption of “control,” requiring the acquirer to provide prior notice to, and receive non-objection from, the appropriate federal banking regulator.

In addition, under the Bank Holding Company Act, a bank holding company must obtain the prior approval of the Federal Reserve Board before acquiring direct or indirect ownership or control of 5% or more of the voting securities of any bank, including our subsidiary bank.

Transfer Agent

Richmond Mutual’s transfer agent is Broadridge Corporate Issuer Solutions, LLC. The transfer agent’s address is 51 Mercedes Way, Edgewood, New York 11717, and the telephone number is (877) 830–4932.

Comparison of SHAREHOLDER Rights

If the merger is completed, Farmers Bancorp shareholders will become Richmond Mutual. Currently, the rights of Farmers Bancorp shareholders are governed by the Indiana Business Corporation Law, as amended, or the IBCL, and the Farmers Bancorp articles of incorporation and bylaws; following the merger, the rights of former Farmers Bancorp shareholders who receive shares of Richmond Mutual common stock will be governed by the Maryland General Corporation Law, or the MGCL, and the Richmond Mutual articles of incorporation and bylaws. The following summary describes certain material differences between the rights of holders of Farmers Bancorp common stock and Richmond Mutual common stock, does not purport to be complete, and is qualified in its entirety by reference to applicable Indiana and Maryland law and the respective governing documents of each company, copies of which are available as described under “Where You Can Find More Information.”

Farmers Bancorp	Richmond Mutual

Corporate Governance

Farmers Bancorp is an Indiana corporation. The rights of Farmers Bancorp shareholders are governed by the IBCL, the Farmers Bancorp articles of incorporation and bylaws.	Richmond Mutual is a Maryland corporation. The rights of Richmond Mutual’s shareholders are governed by the MGCL, the Richmond Mutual articles of incorporation and bylaws.

Authorized Capital Stock

The authorized capital stock of Farmers Bancorp is 4,800,000 shares classified as common stock, no par value, all of one and the same class, having the same rights and privileges.

Farmers Bancorp’s board of directors is authorized under its articles of incorporation to issue shares of stock for such consideration as the board of directors shall determine.

Farmers Bancorp may create and issue rights and options to purchase shares of stock, and set terms, times which, and prices which, shares or fractional shares may be purchased in a manner consistent with the articles of incorporation and applicable law.

As of April 3, 2026 there were 1,830,312 shares of Farmers Bancorp common stock outstanding.

Richmond Mutual's articles of incorporation state that the authorized capital stock of Richmond Mutual consists of 90,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

The Richmond Mutual articles of incorporation authorize Richmond Mutual’s board of directors to issue shares of preferred stock in one or more series and to fix the designations, preferences, rights, qualifications, limitations or restrictions of the shares of Richmond Mutual preferred stock in each series.

The Richmond Mutual articles of incorporation also provide that the articles in incorporation may be amended by the board of directors without a shareholder vote to change the number of authorized shares of stock.

As of March 23, 2026 there were 10,501,260 shares of Richmond Mutual common stock outstanding and no shares of preferred stock issued and outstanding.

Preemptive Rights

The IBCL states the shareholders of a corporation do not have a preemptive right to acquire a corporation's unissued shares except to the extent provided by the articles of incorporation. The Farmers Bancorp articles of incorporation do not provide shareholders with preemptive rights.	The Richmond Mutual articles of incorporation provide that shareholders shall not have preemptive rights.

Farmers Bancorp	Richmond Mutual

Voting Rights

Each owner of Farmers Bancorp common stock has the right to one vote for each share of stock outstanding in the shareholder’s name.

Farmers Bancorp directors are elected by a plurality of the votes cast by the shares entitled to vote in the election of directors at a meeting of the shareholders at which a quorum is present. Holders of shares of Farmers Bancorp common stock do not have cumulative voting rights at elections of directors.

The IBCL, as well as the Farmers Bancorp bylaws, allow that any action which may be taken at a meeting of the shareholders may be taken without a meeting if, prior to such action, a consent in writing, setting forth the action to be taken, is signed by all the shareholders entitled to vote with respect to the subject matter thereof, and such written consent is filed with the minutes of the proceedings of the shareholders.

The Farmers Bancorp bylaws state that when quorum is present at any meeting, the vote of the holders of the majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, other than the election of directors or unless the question is one upon which, by express provision of the IBCL, the articles, or the bylaws, a greater vote is required in which case such express provisions shall govern and control the decision of such question. See “Business Combinations with Certain Persons.”

Each share of Richmond Mutual common stock has one vote for each matter properly brought before the shareholders; provided, however, the Richmond Mutual articles of incorporation generally prohibit any Richmond Mutual shareholder that beneficially owns more than 10% of the outstanding shares of Richmond Mutual common stock from voting shares in excess of this limit.

Richmond Mutual directors are elected by a plurality of the votes cast by the shares entitled to vote in the election of directors at a meeting of the shareholders at which a quorum is present. Holders of shares of Richmond Mutual common stock do not have cumulative voting rights at elections of directors. Other matters (other than the election of directors or a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by Maryland law or the Richmond Mutual articles of incorporation) are determined by a majority of the votes cast on the matter.

Under the MGCL and the Richmond Mutual bylaws, any action to be taken at a meeting of the shareholders may be taken by unanimous written consent of each shareholder entitled to vote on the matter.

Voting Limitations

Under IBCL, Indiana corporations may, if they adopt specified disclosure procedures, deny voting rights to “objecting beneficial owners” whose shares are held through a nominee and who refuse to disclose their identity and ownership information. Farmers Bancorp’s articles of incorporation include this statutory limitation; however, Farmers Bancorp has not adopted a disclosure procedure requiring beneficial owners to disclose their identities in connection with the shareholder vote on the merger. As a result, all shareholders of Farmers Bancorp are entitled to one vote per share held of record, and all such shares are counted for quorum purposes.

The IBCL also contains a “control share acquisition” statute. Under this statute, a person acquiring “control shares”—generally defined as shares representing (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of the voting power—does not obtain voting rights with respect to those shares unless and until such rights are approved by the corporation’s shareholders by resolution.

Richmond Mutual’s articles of incorporation generally limit the voting power of any shareholder that beneficially owns more than 10% of the outstanding shares of Richmond Mutual common stock. Under this provision, a shareholder may not vote shares representing ownership in excess of the 10% threshold.

The MGCL includes a “control share acquisition” statute that, in general, restricts the voting rights of a person acquiring “control shares” of a Maryland corporation. Control shares are shares that, when aggregated with other shares owned by the acquiring person, would entitle the holder to exercise or direct the exercise of voting power in the election of directors within specified ranges: 10% or more but less than one-third, one-third or more but less than a majority, or a majority or more of the voting power. Unless approved by the affirmative vote of two-thirds of the votes entitled to be cast—excluding votes of the acquiring person, officers of the corporation, and employee-directors—such control shares generally have no voting rights.

Farmers Bancorp	Richmond Mutual

Consistent with the IBCL, Farmers Bancorp’s bylaws provide that the board of directors may, within 60 days after the last acquisition of control shares, redeem the control shares at their fair value as determined by the board if the acquiring person has not filed an acquiring person statement with Farmers Bancorp. After an acquiring person statement has been filed, such control shares generally are not subject to redemption unless the shareholders fail to approve full voting rights for the shares as provided under Indiana law.

Article V, Section 2(e) of Farmers Bancorp’s articles of incorporation provides that each share of common stock is entitled to one vote on all matters submitted to a vote of shareholders, subject to the limitations described above under Indiana law.

A Maryland corporation may elect not to be subject to the MGCL control share acquisition statute through a provision in its charter or bylaws. Richmond Mutual has opted out of the control share acquisition statute pursuant to a provision in its articles of incorporation. As a result, the Maryland control share acquisition statute does not apply to acquisitions of Richmond Mutual common stock.

Although not expected, Richmond Mutual could become subject to the Maryland control share acquisition statute in the future by amending its governing documents to eliminate the opt-out provision. See “—Amendment of Corporate Governance Documents.”

Quorum

At any meeting of shareholders, a majority of the shares of the capital stock outstanding and entitled by the articles of incorporation to vote, present in person or by proxy, shall constitute quorum.	The holders of at least one-third of all shares entitled to vote at the meeting, present in person or by proxy, constitutes a quorum at any shareholder meeting.

Number of Directors

The Farmers Bancorp bylaws state that the board of directors shall not consist of less than seven or more than 15 members. The board of directors currently consists of 10 directors.

Directors of Farmers Bancorp shall also be elected as members of the board of directors of Farmers Bank.

No individual may be nominated for election as a director of Farmers Bancorp who has attained the age of 75. A majority of the members of the board must either reside in or maintain their primary employment in Clinton County, Indiana. All directors shall be shareholders and shall own at least 400 shares within one year of initially becoming a member of the board.

The Richmond Mutual bylaws provide that the number of directors may be determined by the Richmond Mutual board from time to time, but no decrease in the number of directors will have the effect of shortening the term of any incumbent director, and that such number shall never be less than the minimum number of directors required by the MGCL. The Richmond Mutual board currently consists of six directors.

In accordance with the terms of the merger agreement, the combined company's board of directors will have 11 directors, consisting of the six existing directors of Richmond Mutual and five current Farmers Bancorp directors.

Independent Directors

Neither the articles nor the bylaws of Farmers Bancorp require any members of the board to be an independent director. Farmers Bancorp is not listed on NASDAQ.	As a NASDAQ listed company, a majority of the Richmond Mutual board of directors must be comprised of independent directors as defined in the listing rules of NASDAQ.

Farmers Bancorp	Richmond Mutual

Term of Directors and Classified Board

The bylaws of Farmers Bancorp incorporate staggered terms for directors and state that the directors are classified into three classes as nearly equal in number as possible, one class to be elected at each annual meeting for a term of three years or, if completing the term of a previously elected director, for the remainer of that term, with each director to hold office until a successor is elected and qualified.

At each annual meeting of shareholders, the successor of each director whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting held in the third year following the year of his or her election, and until his or her successor is elected and qualified.

The Richmond Mutual articles of incorporation provide that, except for any directors who may be elected by the holders of any series of preferred stock, the board of directors shall be divided into three classes, as nearly equal in number as reasonably possible. The term of office of the first class (“Class I”) shall expire at the conclusion of the first annual meeting of shareholders; the term of office of the second class (“Class II”) shall expire at the conclusion of the annual meeting of shareholders held one year thereafter; and the term of office of the third class (“Class III”) shall expire at the conclusion of the annual meeting of shareholders held two years thereafter. Each director shall hold office until his or her successor has been duly elected and qualified.

At each annual meeting of shareholders, directors elected to succeed those whose terms are expiring shall be elected for a term to expire at the third succeeding annual meeting of shareholders following their election, or for such shorter term as the board of directors may determine, and shall hold office until their successors have been duly elected and qualified.

Vacancies

The bylaws of Farmers Bancorp state that any vacancy in the board of directors through death, resignation, removal or other cause, or upon the decision of two-thirds of the board to add an additional member, the remaining directors by the affirmative vote of two-thirds thereof may elect a successor to fill such vacancy or such additional member to hold office until the next annual meeting and until a successor is elected and qualified. If the vote of the remaining members of the board shall result in less than two-thirds affirmative vote, the vacancy or additional position may be filled by shareholders at the annual meeting or a special meeting called for that purpose.	The Richmond Mutual bylaws provide that any vacancies in the board of directors resulting from an increase in the size of the board or the death, resignation or removal of a director may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies. The Richmond Mutual bylaws further provide that no decrease in the number of directors constituting the board shall shorten the term of any incumbent director.

Removal of Directors

The Farmers Bancorp bylaws and articles of incorporation state that directors may be removed, with cause, at a meeting of the shareholders, by a majority of the shareholders then entitled to vote. Directors may be removed, without cause, at a meeting of the shareholders by a vote of two-thirds of the shares then entitled to vote. “Cause” shall be deemed if (a) there has been a finding by not less than two-thirds of the entire board of directors that cause exists and the directors recommend removal to the shareholders; or (B) the director has been convicted of a felony or other offense involving moral turpitude or dishonesty.

The Richmond Mutual articles of incorporation state that directors may be removed only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of all of Richmond Mutual’s then-outstanding common stock entitled to vote.

No reduction of the authorized number of directors shall have the effect of removing any director before his or her term of office expires.

Farmers Bancorp	Richmond Mutual

Amendments to Corporate Governance Documents

Amendment of Articles of Incorporation. The articles of incorporation may be amended at any time by the affirmative vote of a majority of the outstanding shares of stock of the corporation. No amendment shall be adopted which shall repeal, modify, amend, alter or diminish in any way certain provisions of the articles of incorporation without the affirmative vote of at least 80% of the outstanding Farmers Bancorp common stock. These provisions relate to the following:

•  the number of directors;

•  the conduct of the affairs of Farmers Bancorp and powers of the board of directors;

•  business combinations; or

•  amendments to the articles of incorporation.

Amendment of Bylaws. The Farmers Bancorp bylaws may be adopted or repealed by a majority vote of the directors, unless the articles of incorporation provide otherwise; however, the affirmative vote of two-third (2/3) of the directors shall be required to amend, repeal, or adopt any bylaw provision inconsistent with the sections of the bylaws related to the following:

•  special meetings of shareholders;

•  the election or removal of a member of the board of directors;

•  notice of director nominees; and

•  amendments to the bylaws.

Amendment of Charter. Richmond Mutual’s articles of incorporation may generally be amended upon approval by both the board of directors and the holders of a majority of the outstanding shares of Richmond Mutual common stock. However, amending certain specified provisions requires the approval of the holders of at least 80% of the outstanding shares of capital stock entitled to vote generally in the election of directors (after giving effect to the 10% voting limitation described above under “–Voting Limitations”), voting together as a single class. These provisions relate to the following:

•  voting limitations applicable to shareholders owning more than 10%;

•  the authority of the board of directors to issue serial preferred stock;

•  the validity and effectiveness of any action approved by a majority of the outstanding shares entitled to vote, notwithstanding any law requiring a higher vote, unless otherwise specified in the articles of incorporation;

•  the number, classification, election, and removal of directors;

•  cumulative voting;

•  certain business combinations with shareholders owning more than 10%;

•  provisions designed to prevent “greenmail”;

•  indemnification of directors and officers;

•  limitations on the liability of directors and officers; and

•  amendments to the articles of incorporation and bylaws.

Amendment of Bylaws. Richmond Mutual’s bylaws may be amended either by the board of directors, by a vote of a majority of the whole board, or by Richmond Mutual’s shareholders, by the vote of the holders of at least 80% of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors (after giving effect to the 10% voting limitation in Richmond Mutual’s articles of incorporation as described above under “-Voting Limitations”), voting together as a single class.

Farmers Bancorp	Richmond Mutual

Business Combinations with Certain Persons

Articles of Incorporation. Farmers Bancorp’s articles of incorporation provide that the affirmative vote of 80% of the voting shares are required for the authorization or adoption of: (1) Any merger or consolidation of Farmers Bancorp or its subsidiaries with or into either a 10% shareholder or any other corporation which, after such merger or consolidation, would be an affiliate of a 10% shareholder, (2) any sale, lease, exchange, transfer or other disposition to or with any 10% shareholder of any material parts of Farmers Bancorp’s assets, (3) a liquidation or dissolution of Farmers Bancorp, or (4) any reclassification of securities, or recapitalization, or any merger with any of Farmers Bancorp’s subsidiaries or any other transaction which has the effect of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of Farmers Bancorp or any subsidiary which is owned by any 10% shareholder. Before the approval of any of the above transactions (“Business Combination”), the board of directors must make an evaluation of and report all relevant factors and issues arising from such Business Combination to the shareholders. Relevant factors include consideration of the impact which the Business Combination will have on the community, employees, customers, and any other factors which the board deems relevant.

The 80% voting requirement does not apply to transactions with subsidiaries in which Farmers Bancorp owns 51% or more of the voting power.

In lieu of the 80% requirement, approval by the affirmative vote of two-thirds of the outstanding voting shares is sufficient if specified fair-price and procedural conditions are satisfied or if the transaction is approved by at least two-thirds of the Farmers Bancorp board of directors. Prior to shareholder approval, the Farmers Bancorp board of directors is required to evaluate the proposed transaction and report to shareholders on relevant factors.

Charter Provision. Richmond Mutual’s articles of incorporation provide that certain business combinations (e.g., mergers, significant asset sales, stock issuances) with “interested shareholders,” generally persons owning more than 10% of Richmond Mutual or affiliates who were 10% shareholders within the past two years, require, in addition to any vote required by law, approval by holders of at least 80% of the voting stock, unless a majority of disinterested directors approve or specified fair price and procedural requirements are met.

State Law. Under Maryland law, a corporation generally may not engage in a business combination with an interested shareholder for five years after the person becomes an interested shareholder, unless the board approved the transaction (or the share acquisition giving rise to the interested shareholder status) beforehand. After the five-year period, a business combination requires board recommendation and approval by at least 80% of voting shares and two-thirds of shares held by non-interested shareholders, subject to certain price and procedural requirements. Richmond Mutual has opted out of this statute in its articles of incorporation.

Farmers Bancorp	Richmond Mutual

Super-Majority Shareholder Vote for Mergers, Acquisitions and Certain Other Transactions

Farmers Bancorp’s articles of incorporation and bylaws do not mandate a super-majority voting requirement for mergers or similar transactions besides those with greater than 10% shareholders. See “—Business Combinations with Certain Persons” above. The bylaws also state that when a quorum is present at any meeting, the vote of the holders of the majority of the stock shall decide any question brought before such meeting, unless the question is one upon which, by express provision of Indiana law, a greater vote is required, in which case such express provisions shall govern and control the decision of such question

State Law. Indiana law requires an affirmative vote of at least a majority of all votes entitled to be cast to approve a plan of merger.

Richmond Mutual’s articles of incorporation and bylaws do not contain any provision requiring a super-majority vote for mergers and similar transactions, except with respect to business combinations with greater than 10% shareholders under certain circumstances. See “—Business Combinations with Certain Persons” above. In addition, except for matters which under Richmond Mutual’s articles of incorporation require a super-majority shareholder vote, Richmond Mutual’s articles of incorporation specifically provide that notwithstanding any provision of law requiring action by shareholders by a vote of greater than a majority of the outstanding shares entitled to vote, the action will be valid if approved by the holders of at least a majority of the outstanding shares entitled to vote.

Annual Meetings of the Shareholders

The Farmers Bancorp bylaws state that the annual meeting of shareholders must be held at a time and date to be set by the directors but no later than the last business day of October of each year. If for any reason the annual meeting is not held by such date, the same may be held at any time thereafter, or the business to be transacted at such annual meeting may be transacted at any special meeting of the shareholders called for that purpose.	The Richmond Mutual bylaws provide that the annual meeting of shareholders for the election of Richmond Mutual directors and such other business as may properly be brought before the meeting shall be held at such time and place as designated by the Richmond Mutual board.

Special Meetings of the Shareholders

The Farmers Bancorp bylaws state that special meetings, for any purpose (unless otherwise prescribed by law), may be called only by the President or Chairman and by the board of directors, pursuant to a resolution adopted by a majority of the total number of directors of the Farmers Bancorp, to vote on the business proposed to be transacted thereat. All requests for special meetings shall state the purpose or purposes thereof, and the business transacted at such special meeting shall be confined to the purposes stated n the request and matters germane thereto.	The Richmond Mutual bylaws provide that special meetings of shareholders can be called by the President, by a majority of the whole board of directors or upon the written request of shareholders entitled to cast at least a majority of all votes entitled to vote at the meeting. Business transacted at a special meeting shall be limited to the purposes stated in the notice of such meeting.

Farmers Bancorp	Richmond Mutual

Advance Notice Provisions for Shareholder Nominations and Shareholder Business Proposals at Annual Meetings

Farmers Bancorp’s bylaws state that at an annual meeting of the shareholders, only business that has been properly brought before the meeting shall be conducted. To be properly brought before an annual meeting, business must be (a) specified in the notice of meeting given by or at the direction of the board of directors, (b) otherwise properly brought before the meeting by or at the direction of the board of directors, or (c) otherwise properly brought before an annual meeting by a shareholder. For (c), the shareholder must have the legal right and authority to make the proposal for consideration at the meeting and the shareholder must have given timely notice thereof in writing to the Secretary of Farmers Bancorp. Notices must generally be delivered at least 20 days prior to the meeting. Attendance at any meeting, in person or by proxy, shall constitute a waiver of notice of such meeting. At any special meeting of the shareholders, only such business shall be conducted as has been brought before the meeting by or at the direction of the board.

For director nominations, Farmers Bancorp’s bylaws state that nominations may be made at a meeting of shareholders by or at the direction of the board, by any nominating committee or person appointed by the board, or by any shareholder entitled to vote for the election of directors at the meeting who complies with the notice procedures set for in the bylaws. Nominations other than those made by or at the direction of the board shall be made pursuant to timely notice in writing to the Secretary of Farmers Bancorp. Notices must generally be received at least 60 days prior to the meeting, with adjustments if Farmers Bancorp provides less than 70 days’ notice of the meeting. Notices must include information about the nominee and nominating shareholder.

Rule 14a-8, promulgated under the Exchange Act, governs the inclusion of shareholder proposals in a public company’s proxy statement. The rule applies to Richmond Mutual. Under Rule 14a-8, a shareholder proposal must generally be received by the company no later than 120 days before the anniversary of the date on which the company first mailed its proxy statement for the prior year’s annual meeting. If the date of the current annual meeting has been moved by more than 30 days from the prior year’s meeting date, or if a special meeting is called, the proposal must be submitted within a reasonable time before the company begins to print and mail its proxy materials. The SEC staff’s most recent guidance (Staff Legal Bulletin No. 14M, issued February 2025) reinstates prior standards regarding the exclusion of shareholder proposals under the “ordinary business” and “economic relevance” exceptions of Rule 14a-8.

The Richmond Mutual bylaws require that any shareholder seeking to propose business or nominate a director for election at an annual meeting must deliver written notice to Richmond Mutual not less than 90 days and not more than 120 days before the anniversary of the prior year’s annual meeting. However, if the date of the current year’s annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date, notice must be received no earlier than the 120th day prior to the meeting and no later than the close of business on the later of (i) the 90th day prior to the meeting or (ii) the 10th day following the date on which public notice of the meeting is first given or mailed.

Each notice must include the detailed information specified in the Richmond Mutual bylaws regarding the proposing shareholder and, as applicable, each nominee or the proposed business. Nomination notices must also include the written consent of each nominee to be named in the proxy materials and to serve as a director if elected. Nominations or proposals that do not comply with these requirements may be ruled out of order by the chair of the meeting.

Notice of Shareholder Meetings

The bylaws of Farmers Bancorp state that a written or printed notice stating the place, day, and hour of the meeting, and in case of a special meeting, the purpose or purposes for which the meeting is called shall be mailed or delivered by the Secretary or by the officers or persons calling the meeting, to each holder of capital stock of Farmers Bancorp at the time entitled to vote, at such address as appears upon the records of the corporation, at least 20 days prior to the date of the meeting. Notice of any meeting may be waived in writing by any shareholder. Notice of any adjourned meeting of the shareholders shall not be required to be given if the time and place thereof are announced at the meeting at which the adjournment is taken.	Richmond Mutual must give written notice of the date, time, and place of each annual and special shareholders' meeting no fewer than 10 days nor more than 90 days before the meeting date to each shareholder of record entitled to vote at the meeting. The notice of an annual meeting need not state the purpose of the meeting unless otherwise required by the bylaws. The notice of a special meeting, however, must state the purpose for which the meeting is called.

Farmers Bancorp	Richmond Mutual

Liability and Indemnification of Directors and Officers

State Law. Under the IBCL, unless limited by its articles of incorporation, a corporation shall indemnify an officer or director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the officer or director was a party because the officer or director is or was an officer or director of the corporation against reasonable expenses incurred by the officer or director in connection with the proceeding. The IBCL also provides that a corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if the individual's conduct was in good faith and the individual reasonably believed, in the case of conduct in the individual's official capacity with the corporation, that the individual's conduct was in its best interests and, in all other cases, that the individual's conduct was at least not opposed to its best interests. A corporation may also indemnify a past or current director in the case of any criminal proceeding, where the director had reasonable cause to believe the director’s conduct was lawful or had no reasonable cause to believe the director’s conduct was unlawful.

Articles of Incorporation. The articles provide that each director is fully protected in relying in good faith upon the books of account of Farmers Bancorp of the value and amounts of the assets, liabilities and net profits of the corporation, of any of such items; or in relying in good faith upon other information pertinent to the existence and amount of surplus of other funds from which dividends might properly be declared and paid.

The articles further state that Farmers Bancorp will indemnify every person who is or was a director, officer, or employee against any and all expenses, judgments, fines, penalties, attorneys’ fees, and amounts paid in settlement in connection with any claim or suit reasonably incurred by such person, to the maximum extent now or hereafter permitted by law, in connection with or resulting from any claim, action, suit, or proceeding in which such person may be involved by reason of being or having been an officer, director, or employee of Farmers Bancorp, provided, such person acted in good faith and in a manner which he reasonably believed to be in, or not opposed to the best interests of Farmers Bancorp and, with respect to any criminal action or proceeding, in a manner which he had no reasonable cause to believe was unlawful.

Bylaws. Under the Farmers Bancorp bylaws, Farmers Bancorp shall indemnify any current or former director or officer against expenses (including attorney’s fees), judgments, fines, and amounts, and paid in settlement actually and reasonably incurred by the person in connection with such proceeding if he/she acted in good faith and in a manner he/she reasonably believed to be in the interest of Farmers Bancorp.

State law. Under the MGCL a Maryland corporation has the power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, limited-liability company or other enterprise, or employee benefit plan, against judgments, penalties, fines, settlements and reasonable expenses (including attorneys’ fees) actually incurred by the person in connection with such proceeding, unless it is established that (i) the act or omission of the person was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; or (ii) the person actually received an improper personal benefit in money, property or services; or (iii) in the case of a criminal proceeding, the person had no reasonable cause to believe that the person’s act or omission was lawful.

The MGCL further provides that, unless limited by the corporation’s articles of incorporation, a Maryland corporation must indemnify a director or officer against reasonable expenses (including attorneys’ fees) incurred if such person successfully defends himself or herself in a proceeding to which such person was a party because of service in that capacity. The statute also permits advancement of reasonable expenses before the final disposition of a proceeding, upon receipt of: (a) a written affirmation by the director or officer of his/her good-faith belief that he/she has met the applicable standard of conduct for indemnification and (b) a written undertaking by or on behalf of the director or officer to repay the advanced amount if it is ultimately determined that the standard was not met.

Charter. The Richmond Mutual articles of incorporation provide that Richmond Mutual shall indemnify (1) its current and former directors and officers, whether serving Richmond Mutual or at its request any other entity, to the fullest extent required or permitted by the MGCL (including advancement of expenses under the procedures and to the fullest extent permitted by law), and (2) other employees and agents to such extent as shall be authorized by the board and permitted by law; provided, however, that, except as provided in the Richmond Mutual bylaws with respect to proceedings to enforce rights to indemnification, Richmond Mutual shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if that proceeding (or part thereof) was authorized by the board.

Farmers Bancorp	Richmond Mutual

Limitation of Director Liability

State Law. The IBCL provides that a director is not liable for any action taken as a director, or any failure to take any action, regardless of the nature of the alleged breach of duty, including alleged breaches of the duty of care, the duty of loyalty, and the duty of good faith, unless the director has breached or failed to perform the duties of the director's office in compliance with this section; and the breach or failure to perform constitutes willful misconduct or recklessness.

Articles of Incorporation. Farmers Bancorp’s articles state that in circumstances where the director, officer, or employee has not been successful as a party on the merits or otherwise in their defense of any claim, action, suit, or proceeding, any indemnification shall be made only if either the board or independent legal counsel has determined that the director, officer, or employee has met the good faith standard of conduct and acted in a manner not reasonably believe to be opposed to the best interests of Farmers Bancorp.

State law. Under the MGCL, a Maryland corporation may include in its charter a provision eliminating or limiting the personal liability of its directors and officers to the corporation and its shareholders for monetary damages, subject to the exceptions described below. The Richmond Mutual articles include such a provision.

A corporation may not eliminate or limit the liability of a director or officer for: (1) the actual receipt of an improper benefit or profit in money, property or services; or (2) a final adjudication based on a finding that the person’s action or inaction was the result of active and deliberate dishonesty and was material to the cause of action.

Charter. Under the Richmond Mutual articles of incorporation, an officer or director shall not be liable to Richmond Mutual or its shareholders for monetary damages, except: (a) to the extent that it is proved the person actually received an improper benefit or profit (in money, property or services); (b) to the extent that a final judgment or adjudication is entered in a proceeding finding that the person’s conduct was the result of active and deliberate dishonesty and material to the cause of action; or (c) to the extent otherwise provided by the MGCL. In addition, the Richmond Mutual articles provide that if the MGCL is amended to further limit or eliminate officer or director liability, then the liability of Richmond Mutual’s officers and directors shall be eliminated or limited to the fullest extent permitted by the MGCL, as so amended.

Dividends

Under Indiana law, Farmers Bancorp may pay dividends or make other distributions unless, after giving effect to the distribution: (1) Farmers Bancorp would be unable to pay its debts as they become due in the ordinary course of business; or (2) Farmers Bancorp’s total assets would be less than the sum of its total liabilities plus (unless otherwise permitted by the Farmers Bancorp articles of incorporation) the amount necessary to satisfy the preferential rights of shareholders whose rights are senior to those receiving the distribution.

Farmers Bancorp’s articles of incorporation provide that dividends, as may be determined by the board of directors, may be declared and paid on the common stock from time to time out of the earned surplus of Farmers Bancorp or otherwise authorized by law.

Under Maryland law, Richmond Mutual may pay dividends or make other distributions unless, after giving effect to the distribution: (1) Richmond Mutual would be unable to pay its debts as they become due in the ordinary course of business; or (2) Richmond Mutual’s total assets would be less than the sum of its total liabilities plus, unless otherwise permitted by the Richmond Mutual articles, the amount necessary to satisfy the preferential rights of shareholders whose rights are senior to those receiving the distribution.

Farmers Bancorp	Richmond Mutual

Dissenters’ Rights

The IBCL provides that shareholders may be entitled to exercise dissenters’ rights in connection with certain fundamental corporate actions, including mergers, share exchanges, dispositions of substantially all assets, approval of a control share acquisition, or other transactions specified by statute. Dissenters’ rights are generally available only to holders of shares that are entitled to vote on the transaction and who continuously hold the shares through the effective time of the transaction and properly demand appraisal. However, dissenters’ rights are not available if the corporation’s shares are listed on a national securities exchange or if the articles of incorporation provide that appraisal rights are not available for a class or series of shares.

Holders of Farmers Bancorp common stock are entitled to appraisal rights, a description of which can be found under the caption “Dissenters’ Rights,” beginning on page 155 of this joint proxy statement/prospectus.

The MGCL provides that dissenting shareholders may exercise appraisal rights in connection with certain mergers, consolidations, share exchanges, asset transfers, amendments to the corporation’s articles of incorporation, business combinations, and conversions. Appraisal rights are not available, however, if the corporation’s shares are listed on a national securities exchange (as Richmond Mutual’s common stock is), if the shares are those of a successor in a merger (unless the merger alters the contract rights of the shares or converts them into something other than stock, cash, or other interests), if the shares are not entitled to vote on the transaction, if the shareholder did not hold the shares as of the applicable record date, or if the articles of incorporation provide that holders are not entitled to appraisal rights.

Shareholder Inspection Rights

Under the IBCL, a shareholder may inspect and copy, during regular business hours, a corporation’s articles of incorporation and bylaws, minutes of meetings of shareholders and the board of directors (including committees acting in place of the board), and records of actions taken by shareholders or the board of directors without a meeting. In addition, a shareholder may inspect the corporation’s accounting records and shareholder list upon making a written demand in good faith that states a proper purpose, describes with reasonable particularity the records sought and the purpose of the request, and demonstrates that the requested records are directly related to that purpose.	Under the MGCL, a shareholder who has been a shareholder of record for at least six months or who holds at least 5% of the outstanding shares of the corporation may inspect and copy the corporation’s stock ledger, list of shareholders and books of account upon written request stating a proper purpose. Any shareholder, regardless of the length of time shares have been held or the amount owned, may inspect and copy the corporation’s bylaws, minutes of the shareholders’ proceedings, annual statement of affairs, and any voting trust agreements on file at the corporation’s principal office.

DISSENTERS’ RIGHTS

Dissenters’ Rights of Farmers Bancorp Shareholders

Under Indiana law, Farmers Bancorp shareholders are entitled to dissenters’ rights with respect to the merger. If you properly exercise these rights and follow the procedures set forth in Chapter 44 of IBCL, you will be entitled to receive the fair value of your shares of Farmers Bancorp common stock, as determined in accordance with Chapter 44, rather than receiving the merger consideration provided for in the merger agreement. Richmond Mutual may elect not to complete the merger if holders of 10% or more of Farmers Bancorp’s outstanding common stock properly exercise dissenters’ rights.

No Farmers Bancorp shareholder who exercises dissenters’ rights will be entitled to receive the merger consideration or any dividends or other distributions on their shares unless and until the shareholder fails to perfect, effectively withdraws, or otherwise loses the right to dissent. If you are considering exercising dissenters’ rights, you are urged to carefully review Chapter 44 of the IBCL, which governs the procedures for asserting and perfecting these rights and for determining the fair value of shares. You should also consult with your own legal and tax advisors. Holders who receive cash in exchange for their shares may recognize gain or loss for U.S. federal income tax purposes. See “Material United States Federal Income Tax Consequences of the Merger” on page 105.

Farmers Bancorp shareholders who wish to exercise dissenters’ rights must strictly comply with the provisions of Chapter 44 of the IBCL in order to perfect these rights. Only holders of record are entitled to exercise dissenters’ rights. If your shares are held in “street name,” you must instruct your bank, broker, or other nominee (the record holder) to take the actions required by the IBCL on your behalf.

The following is a summary of the material provisions of the IBCL relating to dissenters’ rights. This summary is not complete and is qualified in its entirety by reference to Chapter 44 of the IBCL, a copy of which is included as Appendix D to this joint proxy statement/prospectus.

Notice of Intent to Demand Payment

A Farmers Bancorp shareholder who wishes to dissent must (1) deliver to Farmers Bancorp, before the vote on the Farmers Bancorp merger proposal is taken at the special meeting, a written notice stating the shareholder’s intention to demand payment for the shareholder’s Farmers Bancorp common stock if the merger is completed, and (2) refrain from voting the shareholder’s common stock in favor of the Farmers Bancorp merger proposal. Dissenters may not dissent as to only a portion of the common stock registered in their name, except in limited circumstances provided in Chapter 44. Written notices of intent to demand payment should be delivered to:

Chad Kozuch, Executive Vice President and Chief Financial Officer
The Farmers Bancorp, Frankfort, Indiana
9 East Clinton Street
Frankfort, Indiana 46041

Dissenter’s Notice

If the merger is approved by the Farmers Bancorp shareholders, Farmers Bancorp will send a written notice of dissenters’ rights to each Farmers Bancorp shareholder who preserved the right to dissent by satisfying the conditions above. This notice will be sent within 10 days after Farmers Bancorp shareholder approval. The notice will:

•	state where the payment demand must be sent and where and when certificates (if any) must be deposited;

•	describe the restrictions on the transfer of uncertificated shares after the payment demand is received;

•	include a payment demand form requiring the shareholder to certify whether the shareholder acquired beneficial ownership of the shares before November 12, 2025 (the public announcement date of the merger);

•	set a date (not fewer than 30 nor more than 60 days after delivery of the notice) by which Farmers Bancorp must receive the payment demand; and

•	include a copy of Chapter 44 of the IBCL.

Demand for Payment and Deposit of Shares

A Farmers Bancorp shareholder who receives the dissenter’s notice must then (a) demand payment, (b) certify whether the shares of Farmers Bancorp common stock were beneficially owned before November 12, 2025, and (c) deposit any certificated shares of Farmers Bancorp common stock in accordance with the notice. A Farmers Bancorp shareholder who fails to take these steps by the deadline set forth in the dissenter’s notice will not be entitled to payment under the dissenters’ rights process and will be deemed to have accepted the merger consideration.

A Farmers Bancorp shareholder who returns a proxy without specifying a vote on the Farmers Bancorp merger proposal will have the shares represented by that proxy voted “FOR” the Farmers Bancorp merger proposal and will not preserve dissenters’ rights unless the shareholder revokes the proxy before it is voted at the Farmers Bancorp special meeting and otherwise complies with the IBCL procedures described above.

Payment or Offer of Payment

Upon consummation of the merger, Richmond Mutual will pay each dissenting Farmers Bancorp shareholder who (1) complied with all statutory requirements and (2) beneficially owned their shares before November 12, 2025, Richmond Mutual’s estimate of the fair value of the Farmers Bancorp common stock as of the time immediately before the merger, excluding any appreciation in value attributable to the merger unless exclusion would be inequitable. For dissenting Farmers Bancorp shareholders who acquired their Farmers Bancorp common stock on or after November 12, 2025, Richmond Mutual may withhold payment until the Farmers Bancorp shareholder agrees to accept the Richmond Mutual’s estimate of fair value or until otherwise directed by a court.

Court Appraisal Proceedings

If a dissenting Farmers Bancorp shareholder believes the amount paid or offered is less than the fair value of the shares, the Farmers Bancorp shareholder may notify Richmond Mutual in writing of the Farmers Bancorp shareholder’s own estimate of the fair value and demand payment of the stated amount (less any payment previously received). This demand must be made within 30 days after Richmond Mutual has made or offered payment. Richmond Mutual will not provide additional notice of this deadline. A Farmers Bancorp shareholder who fails to make this demand within the 30-day period waives the right to demand payment.

If any demand for payment remains unsettled, Richmond Mutual must commence a judicial appraisal proceeding in the circuit or superior court of Clinton County within 60 days after receiving the demand. If Richmond Mutual fails to commence the proceeding within that time, it must pay each dissenting Farmers Bancorp shareholder the amount demanded. All unsettled dissenting Farmers Bancorp shareholders must be made parties to the proceeding. The court may appoint appraisers to take evidence and make recommendations. Each dissenting Farmers Bancorp shareholder will be entitled to a judgment for the fair value of the shares, plus interest, to the extent the court determines fair value exceeds the amount previously paid.

Costs and Expenses

The court will determine the costs of the appraisal proceeding and will assess the costs among the parties in the manner the court finds equitable. The court may also assess attorney fees and expert fees among the parties if it finds that a party acted arbitrarily, vexatiously, or not in good faith with respect to the exercise of dissenters’ rights.

Every Farmers Bancorp shareholder who does not deliver a notice of intent to demand payment for his or her Farmers Bancorp common stock as described above, or who votes in favor of the Farmers Bancorp merger proposal, is bound by the vote of the assenting Farmers Bancorp shareholders and will have no right to dissent and to demand payment of the fair value of their shares of Farmers Bancorp common stock as a result of the merger. Such a Farmers Bancorp shareholder will only be entitled to the same consideration described in this document to be offered to every other assenting Farmers Bancorp shareholder as a result of the merger. Voting against the Farmers Bancorp merger proposal does not in itself constitute the notice of intent to demand payment required by IBCL 23-1-44.

ADJOURNMENT OR POSTPONEMENT OF THE SHAREHOLDER MEETINGS

If, at the time of the Richmond Mutual annual meeting, there are insufficient votes to constitute a quorum or to approve the Richmond Mutual merger and share issuance proposal, the proposal cannot be approved unless the Richmond Mutual special meeting is adjourned to a later date or dates to permit additional solicitation of proxies. To allow proxies received by Richmond Mutual prior to the annual meeting to be voted in favor of an adjournment, if deemed necessary, Richmond Mutual is submitting the Richmond Mutual adjournment proposal to its shareholders as a separate matter.

Similarly, if, at the time of the Farmers Bancorp special meeting, there are insufficient votes to constitute a quorum or to approve the Farmers Bancorp merger proposal, the proposal cannot be approved unless the Farmers Bancorp special meeting is adjourned to a later date or dates to permit additional solicitation of proxies. To allow proxies received by Farmers Bancorp prior to the special meeting to be voted in favor of an adjournment, if deemed necessary, Farmers Bancorp is submitting the Farmers Bancorp adjournment proposal to its shareholders as a separate matter.

Except for an announcement made at either meeting of the time, date and place of an adjourned meeting, an adjournment or postponement of either meeting generally may be made without additional notice. Any adjournment or postponement of either meeting for the purpose of soliciting additional proxies will permit shareholders who have previously submitted proxies to revoke their proxies at any time before they are exercised at the adjourned or postponed meeting.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for Richmond Mutual by Silver Freedman. Certain U.S. federal income tax consequences relating to the merger will also be passed upon for Richmond Mutual by Silver Freedman and for Farmers Bancorp by Amundsen Davis.

Experts

Richmond Mutual’s consolidated financial statements as of December 31, 2025 and 2024, and for the years then ended, appearing in its Annual Report on Form 10-K for the year ended December 31, 2025, have been audited by Forvis Mazars, LLP, independent registered public accounting firm, as stated in their report included therein, which is incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of The Farmers Bancorp, Frankfort, Indiana and subsidiary as of June 30, 2025 and 2024, and for the years then ended, have been audited by Forvis Mazars, LLP, independent auditors, as set forth in their report thereon, and included in this registration statement on Form S-4. Such consolidated financial statements have been included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

DEADLINES FOR SUBMITTING SHAREHOLDER PROPOSALS and nominations

Richmond Mutual

SEC Rule 14a-8. In order for a Richmond Mutual shareholder proposal for the Richmond Mutual 2027 annual meeting to be eligible for inclusion in Richmond Mutual’s proxy statement pursuant to SEC Rule 14a-8, Richmond Mutual must have received the proposal and supporting statements at its principal executive office at 31 North 9th Street, Richmond, Indiana 47374 no later than December 16, 2026. If the date of the Richmond Mutual 2027 annual meeting is advanced or delayed by more than 30 days from May 27, 2027, the proposal must be received a reasonable time before Richmond Mutual begins to print and send its proxy materials. A Richmond Mutual shareholder must provide the proposal in writing, and it must comply with all requirements of Rule 14a-8.

Advance Notice Procedures. Pursuant to the Richmond Mutual bylaws, if a Richmond Mutual shareholder intends to present a proposal for business to be considered at the Richmond Mutual 2026 annual meeting but does not seek inclusion of the proposal in Richmond Mutual’s proxy statement for that meeting, then such proposal, including all supporting information, must be delivered to and received by Richmond Mutual’s Secretary at its principal executive offices at 31 North 9th Street, Richmond, Indiana 47374 no earlier than January 27, 2027 and no later than February 25, 2027, which is not more than 120 days nor less than 90 days before May 27, 2027, which is the one-year anniversary of Richmond Mutual’s 2026 annual meeting of shareholders. However, if the date of the Richmond Mutual 2027 annual meeting is advanced by more than 20 days or delayed by more than 60 days from May 27, 2027, notice by the Richmond Mutual shareholder must be so delivered not earlier than the 120th day prior to the Richmond Mutual 2027 annual meeting and not later than the close of business on the later of the 90th day prior to the Richmond Mutual 2027 annual meeting or the 10th day following the day on which public announcement of the date of the Richmond Mutual 2027 annual meeting is first made by Richmond Mutual.

In addition, the Richmond Mutual bylaws generally provide that for a Richmond Mutual shareholder to make nominations for the election of directors, a Richmond Mutual shareholder must deliver written notice of such nominations to Richmond Mutual’s Secretary at its principal executive offices at 31 North 9th Street, Richmond, Indiana 47374 not less than 90 days nor more than 120 days prior to May 27, 2027, the date of the meeting of shareholders called for the election of directors, which is deemed to be on the same date as the annual meeting of shareholders for the preceding year. However, if less than 100 calendar days’ notice or public announcement of the date of the Richmond Mutual 2027 annual meeting is given or made to shareholders, nominations must be received by Richmond Mutual not later than the close of business on the tenth calendar day following the earlier of the day on which notice of the date of the meeting was mailed or otherwise transmitted or the day on which public announcement of the date of the meeting was first made. Nominations must be accompanied by certain information specified in Article I, Section 6(b) of Richmond Mutual’s bylaws.

SEC’s Rule 14a-19. In addition to the notice and information requirements contained in the Richmond Mutual bylaws, to comply with the SEC universal proxy rules, Richmond Mutual shareholders who, in connection with the Richmond Mutual 2027 annual meeting, intend to solicit proxies in support of director nominees other than Richmond Mutual’s nominees must provide notice to Richmond Mutual that sets forth the information required by the SEC’s Rule 14a-19 no later than March 28, 2027, unless the date of the Richmond Mutual 2027 annual meeting has changed by more than 30 calendar days from the previous year, in which case such notice must be provided by the later of 60 calendar days prior to the date of the Richmond Mutual 2027 annual meeting or the 10th calendar day following the day on which public announcement of the date of the Richmond Mutual 2027 annual meeting is first made by Richmond Mutual.

These advance notice procedures are separate and independent of the SEC’s requirements that a Richmond Mutual shareholder must meet in order to have a Richmond Mutual shareholder proposal included in Richmond Mutual’s proxy statement pursuant to SEC Rule 14a-8.

Farmers Bancorp

Farmers Bancorp held its 2025 annual meeting of shareholders on November 13, 2025. Farmers Bancorp does not anticipate holding a 2026 annual meeting of shareholders (the “Farmers Bancorp 2026 annual meeting”) if the merger is completed as currently expected. In the event that the merger is not completed within the expected time frame or at all, Farmers Bancorp may hold an annual meeting in 2026. Any Farmers Bancorp shareholder nominations or proposals for other business intended to be presented at the Farmers Bancorp 2026 annual meeting must be submitted to Farmers Bancorp as set forth below.

Advance Notice Procedures for Proposals of Other Business. Pursuant to Farmers Bancorp’s articles of incorporation and bylaws, and in accordance with the IBCL, any Farmers Bancorp shareholder wishing to nominate a candidate for director or propose other business at an annual meeting must provide written notice to Farmers Bancorp’s Secretary at its principal executive offices at 9 East Clinton Street, Frankfort, Indiana 46041:

Timing: Not less 60 days prior to the date of any such meeting; provided, however, that if less than 70 days’ notice or prior public disclosure of the meeting is given to Farmers Bancorp shareholders, such written notice must be delivered not later than the close of business on the 10th day following the day on which notice of the meeting was mailed to shareholders or such public disclosure was made.

Contents of Notice: The notice must include the information specified in Farmers Bancorp’s articles and bylaws regarding the shareholder submitting the proposal or nomination, the proposed business or nominee, and any other information required by the articles, bylaws, or Indiana law.

These procedures are the exclusive means for Farmers Bancorp shareholders to make nominations or submit proposals for consideration at an annual meeting, in accordance with Farmers Bancorp’s organizational documents and applicable Indiana law.

Director Nominations. Farmers Bancorp’s articles of incorporation and bylaws do not specify procedures for shareholders to submit director nominations in advance of an annual meeting. Accordingly, under the default provisions of the IBCL, shareholders entitled to vote at an annual meeting may nominate director candidates from the floor during the meeting, at the time the election of directors is conducted. No advance notice of such nominations is required under Indiana law when the articles and bylaws are silent on nomination procedures.

However, Farmers Bancorp’s bylaws contain director qualification requirements, and any individual nominated from the floor must satisfy those qualifications to be eligible for election. Shareholders making a nomination at the meeting are responsible for ensuring that the nominee meets all such requirements set forth in the bylaws.

Where You Can Find More Information

This joint proxy statement/prospectus forms part of a registration statement on Form S-4 filed with the SEC by Richmond Mutual (File No. 333-294527). This document constitutes a prospectus of Richmond Mutual under Section 5 of the Securities Act with respect to the shares of Richmond Mutual common stock to be issued pursuant to the Agreement and Plan of Merger, dated as of November 11, 2025, by and among Richmond Mutual and Farmers Bancorp. This document also constitutes a proxy statement for Richmond Mutual under the Exchange Act and includes a notice of the Richmond Mutual annual meeting. In addition, this document constitutes a proxy statement of Farmers Bancorp and includes a notice of the Farmers Bancorp special meeting. These joint proxy materials are furnished in connection with the respective proxy solicitations being conducted by the boards of directors of Richmond Mutual and Farmers Bancorp.

Richmond Mutual files annual, quarterly, and current reports, proxy statements and other information with the SEC under the Exchange Act (File No. 001-38956). These filings are available to the public free of charge on the SEC’s website at www.sec.gov. You also may obtain copies of the information that Richmond Mutual files with the SEC, free of charge, by accessing Richmond Mutual’s website at www.firstbankrichmond.com, under the tab “Investor Relations” and then “SEC Filings.” The information on Richmond Mutual’s website is not part of this joint proxy statement/prospectus and is not incorporated by reference into this document.

The SEC allows Richmond Mutual to “incorporate by reference” information into this joint proxy statement/prospectus. This means that Richmond Mutual can satisfy certain disclosure requirements by referring you to other documents it has filed with the SEC. Information incorporated by reference is considered part of this joint proxy statement/prospectus, and information that Richmond Mutual files with the SEC in the future will automatically update and supersede information contained in this joint proxy statement/prospectus or in documents incorporated by reference.

This joint proxy statement/prospectus incorporates by reference the following documents that Richmond Mutual previously filed with the SEC (other than portions of those documents that are deemed to have been “furnished” rather than “filed” under the SEC’s rules):

•	Annual Report on Form 10-K for the year ended December 31, 2025, filed on March 23, 2026; and

•	The description of Richmond Mutual common stock contained in our Registration Statement on Form S-1 filed with the SEC pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

Richmond Mutual also incorporates by reference any future filings it makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (except for documents or information deemed to have been furnished rather than filed under the SEC’s rules)after the date of this joint proxy statement/prospectus and prior to the date of the Richmond Mutual annual meeting and the Farmers Bancorp special meeting(except for documents or information deemed to have been furnished rather than filed under the SEC’s rules). Any information in this joint proxy statement/prospectus or incorporated, or deemed to be incorporated, by reference is considered to be modified or superseded to the extent that a statement in this joint proxy statement/prospectus or in any subsequently filed document incorporated by reference modifies or supersedes that earlier statement. Any statement so modified or superseded will not constitute a part of this joint proxy statement/prospectus, except as modified or superseded.

Documents incorporated by reference are available from Richmond Mutual without charge (except for exhibits to those documents unless the exhibits are specifically incorporated by reference). You may obtain these documents by requesting them in writing or by telephone from Richmond Mutual at:

Richmond Mutual Bancorporation, Inc.
31 North 9th Street
Richmond, Indiana, 47374
Attention: Bradley M. Glover, SVP/CFO
Telephone No.: (765) 962-2581

To ensure timely delivery, please make your written or oral request for copies of such information by March 20, 2026. You will not be charged for any documents you request.

Farmers Bancorp does not have any securities registered under the Exchange Act and is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act; accordingly, it does not file reports or other documents with the SEC.

If you are a Farmers Bancorp shareholder with questions regarding the merger, voting your shares, or requesting additional copies of this joint proxy statement/prospectus or proxy cards, you should contact Farmers Bancorp’s proxy solicitor:

Georgeson LLC
51 West 52nd Street, 6th Floor
New York, NY 10019
Toll Free: (866) 766-8644

If you would like to request documents, please do so by March 19, 2026 to receive them before the Farmers Bancorp special meeting.

Richmond Mutual common stock is traded on the NASDAQ Capital Market under the symbol “RMBI,” and Farmers Bancorp common stock is quoted on the OTC Pink Open Market under the symbol “FABP.”

Richmond Mutual has supplied all of the information contained in this joint proxy statement/prospectus relating to Richmond Mutual and First Bank. Farmers Bancorp has supplied all of the information contained in this joint proxy statement/prospectus relating to Farmers Bancorp and Farmers Bank.

You should rely only on the information contained in this joint proxy statement/prospectus when considering the proposals submitted to Farmers Bancorp shareholders in connection with the merger. Neither Richmond Mutual nor Farmers Bancorp has authorized anyone to provide you with information different from that contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated April 3, 2026. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than the date on its cover. Neither the mailing of this joint proxy statement/prospectus nor the issuance by Richmond Mutual of shares of Richmond Mutual common stock pursuant to the merger will create any implication to the contrary.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF
THE FARMERS BANCORP, FRANKFORT, INDIANA

Independent Auditor’s Report

Audit Committee and Board of Directors

The Farmers Bancorp

Frankfort, Indiana

Opinion

We have audited the consolidated financial statements of The Farmers Bancorp and subsidiaries (the Company), which comprise the consolidated balance sheets as of June 30, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of June 30, 2025 and 2024, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements” section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these consolidated financial statements are available to be issued.

Audit Committee and Board of Directors

The Farmers Bancorp

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Forvis Mazars, LLP

Indianapolis, Indiana
September 15, 2025

The Farmers Bancorp

Consolidated Balance Sheet
Years ended June 30, 2025 and 2024
(Dollar Amounts in Thousands)

	2025	2024
Assets
Cash and cash equivalents	$66,242	$46,611
Securities available for sale	190,132	177,420
Loans held for sale	-	772
Loans, net of allowance for credit losses of $10,306 and $9,368	780,048	703,419
Premises and equipment, net	16,852	13,720
Restricted stock, at cost	7,143	4,531
Cash value of life insurance	19,569	19,183
Accrued income and other assets	22,506	22,081

	$1,102,492	$987,737
Liabilities and Shareholders' Equity
Liabilities
Demand deposits	$228,352	$246,378
Savings, NOW and money market deposits	439,966	404,036
Time deposits	182,998	108,565
Total deposits	851,316	758,979
Short-term borrowings	39,320	45,613
Federal Home Loan Bank advances	110,000	88,450
Subordinated Debentures, net of issuance costs	14,764	14,729
Accrued expenses and other liabilities	11,293	12,145
	1,026,693	919,916
Shareholders' Equity
Common stock, no par value - 4,800,000 shares authorized, 1,836,068 and 1,826,389 shares issued and outstanding at June 30, 2025 and 2024, respectively	2,419	2,203
Additional paid-in capital	1	1
Retained earnings	93,694	87,212
Accumulated other comprehensive loss	(20,315)	(21,595)
	75,799	67,821

	$1,102,492	$987,737

See Notes to Consolidated Financial Statements

The Farmers Bancorp

Consolidated Statements of Income
Years ended June 30, 2025 and 2024
(Dollar Amounts in Thousands)

	2025	2024
Interest Income
Loans	$48,929	$41,959
Securities
Taxable	4,940	3,161
Tax-exempt	1,444	2,090
Other	674	2,368
	55,987	49,578
Interest Expense
Deposits	17,074	15,016
Other borrowings	6,504	7,131
	23,578	22,147

Net Interest Income	32,409	27,431
Provision for credit losses	902	2,869

Net Interest Income After Provision for Credit Losses	31,507	24,562

Other Operating Income
Trust fees	1,956	2,133
Service charges and fees on deposit accounts	1,146	1,100
Gain on sale of loans	541	386
Gain (loss) on sale of available for sale securities	-	(681)
Increase in cash value of life insurance	396	381
Interchange income	1,751	1,804
Other	1,051	743
	6,841	5,866

Other Operating Expenses
Salaries and employee benefits	15,771	15,584
Occupancy	1,613	1,223
Equipment	1,004	746
Data processing	2,970	2,905
Federal deposit insurance corporation premiums	476	445
Professional expense	2,398	940
Marketing	952	1,009
Other	2,303	2,639
	27,487	25,491

Income Before Income Taxes	10,861	4,937

Income Tax Expense	1,594	198

Net Income	$9,267	$4,739

Basic and Diluted Earnings Per Share	$5.07	$2.60

The Farmers Bancorp

Consolidated Statements of Comprehensive Income

Years ended June 30, 2025 and 2024

(Dollar Amounts in Thousands)

	2025	2024
Net Income	$9,267	$4,739

Other Comprehensive Income
Unrealized gain on securities available for sale, net of tax expense of $340 and $94, respectively	1,280	353

Net loss on sale of securities available for sale, net of tax expense (benefit) of $0 and $(143) respectively	-	538
Total other comprehensive income	1,280	891

Comprehensive Income	$10,547	$5,630

See Notes to Consolidated Financial Statements

The Farmers Bancorp

Consolidated Statements of Changes in Shareholders’ Equity
Years Ended June 30, 2025 and 2024

(Dollar Amounts in Thousands, Except Per Share Data)

				Accumulated
		Additional		Other
	Common	Paid-in	Retained	Comprehensive
	Stock	Capital	Earnings	Income (Loss)	Total
Balance, July 1, 2023	$1,876	$1	$85,098	$(22,486)	$64,489

Net income			4,739		4,739
Other comprehensive income				891	891
Stock issued (8,299 shares)	327				327
Cash dividends ($1.44 per share)			(2,625)		(2,625)

Balance, June 30, 2024	$2,203	$1	$87,212	$(21,595)	$67,821

Net income			9,267		9,267
Other comprehensive income				$1,280	$1,280
Stock issued (17,686 shares)	$216				216
Cash dividends ($1.52 per share)			$(2,785)		(2,785)

Balance June 30, 2025	$2,419	$1	$93,694	$(20,315)	$75,799

See Notes to Consolidated Financial Statements

The Farmers Bancorp

Consolidated Statements of Cash Flows
Years Ended June 30, 2025 and 2024
(Dollar Amounts in Thousands)

	2025	2024
Operating Activities
Net income	$9,267	$4,739
Items not requiring (providing) cash
Depreciation	918	726
Provision (credit) for credit losses	902	2,869
Deferred income taxes	(626)	(253)
Net amortization on securities	96	648
Net loss on sale of securities	-	681
(Gain) on premise and equipment	(115)	104
Increase in cash value of life insurance	(396)	(381)
Change in assets and liabilities
Loans held for sale	772	(350)
Interest receivable and other assets	82	3,898
Interest payable and other liabilities	(1,215)	(848)
Net cash provided by operating activities	9,685	11,833

Investing Activities
Net change in interest-bearing time deposits	-	490
Proceeds from maturities and principal repayments on securities available for sale	16,503	13,192
Purchase of securities available for sale	(27,692)	(30,922)
Proceeds from sales securities available for sale	-	21,531
Purchase of restricted stock	(2,612)	(84)
Proceeds from sale of real estate owned	416	-
Net change in loans	(77,343)	(81,722)
Property and equipment expenditures	(4,351)	(6,017)
Net cash used in investing activities	(95,079)	(83,532)

Financing Activities
Net change in deposits	92,337	94,104
Net change in short-term borrowings	(6,293)	(20,673)
Proceeds from FHLB advances	267,060	77,000
Repayment of FHLB advances	(245,510)	(65,000)
Stock issued	216	327
Dividends paid	(2,785)	(2,625)
Net cash provided by financing activities	105,025	83,133

Net Change in Cash and Cash Equivalents	19,631	11,434

Cash and Cash Equivalents, Beginning of Year	46,611	35,177

Cash and Cash Equivalents, End of Year	$66,242	$46,611

Supplemental Disclosures of Cash Flows Information
Cash paid during the year for
Interest	$23,426	$21,866
Income taxes	1,170	350

See Notes to Consolidated Financial Statements

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

Note 1: Summary of Significant Accounting Policies

Basis of reporting - The consolidated financial statements include the accounts of The Farmers Bancorp (Company) and its wholly owned subsidiaries, The Farmers Bank (Bank), TFB Risk Management and the bank’s wholly owned subsidiaries, FBF Securities and TFB Properties. Significant intercompany accounts and transactions have been eliminated.

Description of business - The Company generates commercial, installment and mortgage loans and receives deposits from customers located primarily in north central Indiana. Although the overall loan portfolio is diversified, a substantial portion of its debtors' ability to honor their contracts is dependent upon the agricultural industry. The majority of the Company's loans are secured by specific items of collateral including business assets, consumer assets and real property.

Principles of consolidation - The consolidated financial statements include the accounts of the Bancorp and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates - To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for credit losses and the fair values of financial instruments are particularly subject to change.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses.

Cash equivalents - The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

At June 30, 2025, the Company’s interest-bearing cash accounts exceeded federally insured limits by approximately $7,759. Additionally, approximately $55,548 of cash is held by the Federal Home Loan Bank of Indianapolis and Federal Reserve Bank as of June 30, 2025, which are not federally insured.

Interest-Bearing Time Deposits in Banks - The fair value of interest-bearing time deposits in banks approximates carrying value.

Securities – The Company currently designates all debt securities as available-for-sale, which are reported fair value. Unrealized gains and losses are reported in other comprehensive income, net of tax.

Interest income, adjusted by amortization of premium or discount, is included in earnings using the effective interest method. Purchases and sales of securities are recorded in the consolidated balance sheets on the trade date. Gains and losses from the sale or disposal of securities are recognized as of the trade date in the consolidated statements of income for the period in which securities are sold or otherwise disposed of. Gains and losses on sales of securities are determined using the specific-identification method.

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

Loans - Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for unearned income, charge-offs, the allowance for credit losses, any unamortized deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

Accrued interest receivable for loans totaled $3,931 and $4,079 on June 30, 2025 and 2024, respectively and is excluded from the estimate of credit losses. The Company made the policy election to exclude accrued interest from the amortized cost basis of loans and report accrued interest separately on the consolidated balance sheet.

For loans amortized at cost, interest income is accrued based on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, as well as premiums and discounts, are deferred and amortized as a level yield adjustment over the respective term of the loan.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off are reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Discounts and premiums on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

ACL – Available-For-Sale Securities -For AFS debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through income. For AFS debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted in credit losses or other factors, such as interest rates or market conditions. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded. Changes in the ACL are recorded as a provision for, or recovery of, credit loss expense. Losses are charged against the allowance when management believes that uncollectibility of an AFS debt security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Accrued interest receivable on AFS debt securities totaled $1,203 and $1,042 at June 30, 2025 and 2024, respectively, and is excluded from the estimate of credit losses. The Company made the policy election to exclude accrued interest from the amortized cost basis of AFS debt securities and report accrued interest separately on the consolidated balance sheet.

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

ACL Loans - The allowance for credit losses (the “ACL”) is an accounting estimate of expected credit losses over the estimated life of financial assets carried at amortized cost and off-balance-sheet credit exposures in accordance with Accounting Standards Update 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The standard requires the Company’s loan portfolio, measured at amortized cost, to be presented at the net amount expected to be collected.

The Company utilized a discounted cash flow (“DCF”) method to estimate the quantitative portion of the allowance for credit losses for loans. Key assumptions in the DCF model include the probability of default (“PD”), loss given default (“LGD”), and prepayment/curtailment rates. The company utilizes the model-driven PD and a LGD derived from a method referred to as Frye Jacobs. The Frye Jacobs model is a mathematical formula that traces the relationship between LGD and PD over time and projects the LGD based on the level of PD forecasted. In all cases, the Frye Jacobs method is utilized to calculate LGDs during the forecast period, reversion period and long-term historical average. Prepayment and curtailment rates were calculated through third party analysis of the Company’s own data.

Qualitative factors for the DCF include the following:

•	Changes in lending policies and procedures, including underwriting, collection, charge-off, and recovery practices

•	Changes in local and national economic and business conditions – unemployment rate and housing start data

•	Changes in the nature and volume of the portfolio

•	Changes in the experience, ability, and depth of lending management

•	Changes in the volume and severity of past-due, non-accrual, restricted, or classified loans

•	Changes in the quality of loan review system or the degree of oversight by the Board of Directors

•	The existence and effect of any concentrations of credit, and changes in the level of such concentrations

•	The effect of external factors such as completion and legal and regulatory requirements on the level of estimated credit losses in the institution’s current portfolio

The Company estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for changes in underwriting standards, portfolio mix, delinquency level, changes in environmental conditions, unemployment rates, risk classifications and collateral values. The Company separately assigns allocations for substandard and special mention commercial and agricultural credits as well as other categories of loans based on migration analysis techniques. The migration analysis factors are calculated using a transition matrix to determine the likelihood of a customer’s asset quality rating migrating from its current rating to any other rating.

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

ACL - Allowance for credit losses on off-balance sheet credit exposures – The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit unless that obligation is unconditionally cancellable by the Company. The allowance for credit losses on off-balance sheet credit exposures is adjusted as a provision for credit loss expense included in other expense on the consolidated income statement. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life. Expected utilization rates are compared to the current funded portion of the total commitment amount as a practical expedient for funded exposure at default.

Servicing assets - Mortgage-servicing rights on originated loans that have been sold are initially recorded at fair value and are included in accrued income and other assets on the consolidated balance sheet. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage-servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized mortgage-servicing rights for a stratum exceed their fair value.

Premises and equipment - Land is carried at cost. Premises and equipment are stated at cost, less accumulated depreciation. Premises and equipment are depreciated on the straight-line and declining-balance methods over the estimated useful lives of the assets.

Restricted stock is a required investment for institutions that are members of the Federal Home Loan Bank (FHLB). The required investment in the common stock is based on a predetermined formula and purchased as needed to support borrowing levels. Restricted stock consists of primarily FHLB stock and is carried at cost.

Cash value of life insurance - The Company has purchased life insurance policies on certain key executives. The insurance is recorded at its cash surrender value, or the amount that can be realized.

Foreclosed assets - Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value, less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value, less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net income or expense from foreclosed assets.

Derivative financial instruments - The Company uses derivative financial instruments to help manage exposure to interest rate risk and the effects that changes in interest rates may have on net income and the fair value of assets and liabilities. The Company enters into interest rate swap agreements as part of its asset liability management strategy to help manage its interest rate risk position. Designating an interest rate swap as an accounting hedge allows the Company to recognize gains and losses, less any ineffectiveness, in the income statement within the same period that the hedged item affects earnings. The Company includes the gain or loss on the hedged items in the same line item as the offsetting gain or loss on the related interest rate swaps. The fair value of the interest rate swaps is recorded in other assets in the consolidated balance sheets.

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

Long-term assets - These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Income taxes - The Company accounts for income taxes in accordance with income tax accounting guidance (ASC 740, Income Taxes). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax basis of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all a deferred tax asset will not be realized.

Uncertain tax positions are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management’s judgment.

Repurchase agreements - Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance. Repurchase agreements are included in short-term borrowings on the consolidated balance sheet.

Benefit plan - Expense of the 401(k) plan is the amount contributed determined by formula.

Off balance sheet financial instruments - Financial instruments include off balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount of these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Earnings per common share - Basic and dilutive earnings per share is net income divided by the weighted- average number of common shares outstanding during the period, which were 1,829,334 and 1,817,289 for 2025 and 2024, respectively.

Comprehensive income - Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale, which is also recognized as a separate component of equity.

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

Dividend restriction - Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Bancorp or by the Bancorp to shareholders. These restrictions pose no practical limit on the ability of the Bank or the Bancorp to pay dividends at historical levels.

Loss contingencies - Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated. Management does not believe there are currently such matters that will have a material effect on the consolidated financial statements.

Fair value of financial instruments - Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Revenue from contracts with customers - The Company records revenue from contracts with customers in accordance with Accounting Codification Topic 606, Revenue from Contracts with Customers (Topic 66). Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation. Significant revenue has not been recognized in the current reporting period that results from the performance obligations satisfied in previous periods. The majority of the Company’s revenue come from interest and dividend income on loans, investment securities, and other financial instruments that are outside the scope of ASC 606. The Company has evaluated the nature of its contracts with customers and determined that further disaggregation of revenue from contracts with customers into more granular categories beyond what is presented in the consolidated statements of income was not necessary. The Company generally fully satisfies its performance obligations on its contracts with customers as services are rendered and the transaction prices are typically fixed; and charged on a periodic basis or based on activity. Because performance obligations are satisfied as services are rendered and the transaction prices are fixed, there is little judgment involved in applying Topic 606 that significantly affects the determination of the amount and timing of revenue from contracts with customers.

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

Note 2: Securities

The fair value of securities available for sale and the related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

	2025
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government and federal agency	$8,095	$126	$(205)	$8,016
Mortgage-backed securities - government-sponsored enterprises (GSE) residential	137,043	330	(15,654)	121,719
State and municipal	68,212	171	(10,295)	58,088
Corporate	2,498	-	(189)	2,309

Total	$215,848	$627	$(26,343)	$190,132

	2024
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government and federal agency	$5,158	$62	$(274)	$4,946
Mortgage-backed securities - government-sponsored enterprises (GSE) residential	132,100	93	(18,220)	113,973
State and municipal	64,262	131	(8,863)	55,530
Corporate	3,235	-	(264)	2,971

Total	$204,755	$286	$(27,621)	$177,420

Certain investments in debt securities are reported in the consolidated financial statements at an amount less than their historical cost. Total fair value of these investments at June 30, 2025 and 2024 was $147,611 and $156,772, which is approximately 77.6% and 88.4% of the Company’s investment portfolio. These declines primarily resulted from recent changes in market interest rates.

At June 30, 2025, management believes the declines in fair value for these securities are temporary. The Company evaluated credit impairment for individual AFS securities that are in an unrealized loss position and determined that the unrealized losses are unrelated to credit quality and are primarily attributable to changes in interest rates and volatility in the financial markets. It is unlikely that the Company will be required to sell these securities before recovery of their amortized cost basis, so the Company did not record an ACL on these securities.

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

The following tables show our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2025 and 2024:

	2025
	Less Than 12 Months		12 Months or More		Total
Description of	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Securities	Value	Losses	Value	Losses	Value	Losses
U.S. Government and federal agency	$-	$-	$1,295	$(205)	$1,295	$(205)
Mortgage-backed securities-GSE residential	10,955	(95)	81,599	(15,559)	92,554	(15,654)
State and municipals	3,499	(45)	47,954	(10,250)	51,453	(10,295)
Corporate	-	-	2,309	(189)	2,309	(189)
Total temporarily impaired securities	$14,454	$(140)	$133,157	$(26,203)	$147,611	$(26,343)

	2024
	Less Than 12 Months		12 Months or More		Total
Description of	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Securities	Value	Losses	Value	Losses	Value	Losses
U.S. Government and federal agency	$1,700	$(1)	$1,227	$(273)	$2,927	$(274)
Mortage-backed securities-GSE residential	8,947	(60)	89,965	(18,160)	98,912	(18,220)
State and municipals	1,707	(6)	50,255	(8,857)	51,962	(8,863)
Corporate	-	-	2,971	(264)	2,971	(264)
Total temporarily impaired securities	$12,354	$(67)	$144,418	$(27,554)	$156,772	$(27,621)

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

The fair value of debt securities and carrying amount, if different, at June 30, 2025, by contractual maturity, were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Available-for-Sale
	Amortized Cost	Fair Value
Due in one year	$1,500	$1,490
Due after one year through five years	1,804	1,859
Due after five years through ten years	23,713	22,657
Due after ten years	51,788	42,407
Mortgage-backed securities	137,043	121,719

Total	$215,848	$190,132

There were no sales of securities resulting in a gain or loss within the available for sale securities for 2025 and sales of securities resulting in gross losses of $681 within the available for sale securities for 2024.

Securities with a carrying value of $87,006 and $80,198 at June 30, 2025 and 2024 were pledged to secure public deposits and repurchase agreements and for other purposes required or permitted by law.

Note 3: Loans

Loans at year end are comprised of the following:

	2025	2024
Agricultural	$68,138	$60,495
Commercial	118,821	110,623
Commercial real estate	439,600	400,840
Construction	46,085	36,425
Residential	102,292	88,460
Consumer	15,418	15,944
Subtotal	790,354	712,787
Less: allowance for credit losses	(10,306)	(9,368)

Loans, net	$780,048	$703,419

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

The risk characteristics of each loan portfolio segment are as follows:

Commercial and agricultural loans are primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and may include a personal guarantee. Short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial real estate loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The characteristics of properties securing the Company’s commercial real estate portfolio are diverse, but with geographic location almost entirely in the Company’s market area. Management monitors and evaluates commercial real estate loans based on collateral, geography, and risk grade criteria. In general, the Company avoids financing single purpose projects unless other underwriting factors are present to help mitigate risk. In addition, management tracks the level of owner-occupied commercial real estate versus non-owner-occupied loans.

Construction loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners. Construction loans are generally based on estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Company until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions, and the availability of long-term financing.

Residential and consumer loans consist of two segments - residential mortgage loans and personal loans. For residential mortgage loans that are secured by 1-4 family residences and are generally owner-occupied, the Company generally establishes a maximum loan-to-value ratio and requires private mortgage insurance if that ratio is exceeded. Home equity loans are typically secured by a subordinate interest in 1-4 family residences, and consumer personal loans are secured by consumer personal assets, such as automobiles or recreational vehicles. Some consumer personal loans are unsecured, such as small installment loans and certain lines of credit. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas, such as unemployment levels. Repayment can also be impacted by changes in property values on residential properties. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

The following tables present, by portfolio segment, the activity in the allowance for credit losses for the years ended June 30, 2025 and 2024:

	2025
			Commercial
	Agricultural	Commercial	Real Estate	Construction	Residential	Consumer	Total
Beginning balance	$655	$1,826	$5,428	$460	$769	$230	$9,368
Provision (credit)	76	132	490	51	114	17	$881
Loans charged off	-	(291)	-	-	-	(212)	(503)
Recoveries	12	462	25	-	8	53	560

Ending balance	$743	$2,129	$5,943	$511	$891	$88	$10,306

	2024
			Commercial
	Agricultural	Commercial	Real Estate	Construction	Residential	Consumer	Total
Beginning balance	$443	$564	$5,822	$323	$760	$183	$8,095
Provision (credit)	184	2,550	77	137	8	112	3,068
Loans charged off	-	(1,312)	(492)	-	-	(125)	(1,929)
Recoveries	28	24	21	-	1	60	134

Ending balance	$655	$1,826	$5,428	$460	$769	$230	$9,368

Consistent with regulatory guidance, charge-offs on all loan segments are taken when specific loans, or portions thereof, are considered uncollectible. The Company’s policy is to promptly charge these loans off in the period the uncollectible loss is reasonably determined.

For all loan portfolio segments except 1-4 family residential properties and consumer, the Company promptly charges off loans, or portions thereof, when available information confirms that specific loans are uncollectible based on information that includes, but is not limited to, (1) the deteriorating financial condition of the borrower, (2) declining collateral values, and/or (3) legal action, including bankruptcy, that impairs the borrower’s ability to adequately meet its obligations. For impaired loans that are considered to be solely collateral dependent, a partial charge-off is recorded when a loss has been confirmed by an updated appraisal or other appropriate valuation of the collateral.

The Company charges off 1-4 family residential and consumer loans, or portions thereof, when the Company reasonably determines the amount of the loss. The Company adheres to timeframes established by applicable regulatory guidance, which provides for the charge-down of 1-4 family first and junior lien mortgages to the net realizable value, less costs to sell when the loan is 180 days past due, charge-off of unsecured open-end loans when the loan is 180 days past due, and charge-down to the net realizable value when other secured loans are 120 days past due. Loans at these respective delinquency thresholds for which the Company can clearly document that the loan is both well-secured and in the process of collection, such that collection will occur regardless of delinquency status, need not be charged off.

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

Provision expense (credit) for credit losses related to unfunded commitments was $21 and ($199) during the years ended June 30, 2025 and 2024, respectively, which is included in provision for credit losses on the consolidated income statement.

The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the prior two years. Management believes the historical loss experience methodology is appropriate in the current economic environment, as it captures loss rates that are comparable to the current period being analyzed.

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

The following table presents the credit risk profile of the Company’s loan portfolio by loan class and by year of origination for the years indicated based on rating category and payment activity as of June 30, 2025 and 2024:

							Revolving
	As of June 30, 2025						Loans
	Term Loans Amortized Cost Basis by Origination Year					Revolving	converted to
	2025	2024	2023	2022	Prior	Loans	term	Total
Agricultural:
Pass (1-4)	$9,388	$5,800	$4,849	$5,966	$14,481	$26,094	$-	$66,578
Special mention (5)	80	74	212	-	174	313	-	853
Substandard (6)	-	-	2	-	705	-	-	707
Doubtful (7)	-	-	-	-	-	-	-	-
Loss (8)	-	-	-	-	-	-	-	-
Total agricultural loans	$9,468	$5,874	$5,063	$5,966	$15,360	$26,407	$-	$68,138
Current period gross write offs	$-	$-	$-	$-	$-	$-	$-	$-

Commercial:
Pass (1-4)	$13,080	$22,840	$7,236	$8,252	$9,360	$53,827	$-	$114,595
Special mention (5)	-	-	406	-	-	100	2,497	3,003
Substandard (6)	433	-	214	512	-	-	64	1,223
Doubtful (7)	-	-	-	-	-	-	-	-
Loss (8)	-	-	-	-	-	-	-	-
Total commercial loans	$13,513	$22,840	$7,856	$8,764	$9,360	$53,927	$2,561	$118,821
Current period gross write offs	$250	$-	$41	$-	$-	$-	$-	$291

Commercial real estate:
Pass (1-4)	$41,996	$29,667	$55,697	$72,495	$145,511	$72,462	$4,974	$422,802
Special mention (5)	-	190	6,990	1,589	3,750	-	-	12,519
Substandard (6)	-	-	94	1,097	3,088	-	-	4,279
Doubtful (7)	-	-	-	-	-	-	-	-
Loss (8)	-	-	-	-	-	-	-	-
Total commercial real estate loans	$41,996	$29,857	$62,781	$75,181	$152,349	$72,462	$4,974	$439,600
Current period gross write offs	$-	$-	$-	$-	$-	$-	$-	$-

Construction:
Pass (1-4)	$-	$-	$-	$-	$-	$42,618	$3,467	$46,085
Special mention (5)	-	-	-	-	-	-	-	-
Substandard (6)	-	-	-	-	-	-	-	-
Doubtful (7)	-	-	-	-	-	-	-	-
Loss (8)	-	-	-	-	-	-	-	-
Total construction loans	$-	$-	$-	$-	$-	$42,618	$3,467	$46,085
Current period gross write offs	$-	$-	$-	$-	$-	$-	$-	$-

Residential real estate:
Pass (1-4)	$18,854	$16,681	$11,079	$6,511	$18,266	$30,901	$-	$102,292
Special mention (5)	-	-	-	-	-	-	-	-
Substandard (6)	-	-	-	-	-	-	-	-
Doubtful (7)	-	-	-	-	-	-	-	-
Loss (8)	-	-	-	-	-	-	-	-
Total residential real estate loans	$18,854	$16,681	$11,079	$6,511	$18,266	$30,901	$-	$102,292
Current period gross write offs	$-	$-	$-	$-	$-	$-	$-	$-

Consumer:
Pass (1-4)	$6,139	$3,549	$3,235	$1,151	$987	$357	$-	$15,418
Special mention (5)	-	-	-	-	-	-	-	-
Substandard (6)	-	-	-	-	-	-	-	-
Doubtful (7)	-	-	-	-	-	-	-	-
Loss (8)	-	-	-	-	-	-	-	-
Total consumer loans	$6,139	$3,549	$3,235	$1,151	$987	$357	$-	$15,418
Current period gross write offs	$124	$31	$29	$15	$13	$-	$-	$212

Total loans	$89,970	$78,801	$90,014	$97,573	$196,322	$226,672	$11,002	$790,354

Total current period gross write offs	$374	$31	$70	$15	$13	$-	$-	$503

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

						Revolving
	As of June 30, 2024					Loans
	Term Loans Amortized Cost Basis by Origination Year				Revolving	converted to
	2024	2023	2022	Prior	Loans	term	Total
Agricultural:
Pass (1-4)	$6,382	$5,710	$6,356	$16,852	$24,361	$1	$59,662
Special mention (5)	-	-	-	44	-	-	44
Substandard (6)	-	5	-	784	-	-	789
Doubtful (7)	-	-	-	-	-	-	-
Loss (8)	-	-	-	-	-	-	-
Total agricultural loans	$6,382	$5,715	$6,356	$17,680	$24,361	$1	$60,495
Current period gross write offs	$-	$-	$-	$-	$-	$-	$-

Commercial:
Pass (1-4)	$21,671	$10,994	$9,365	$13,596	$44,378	$6,126	$106,130
Special mention (5)	-	-	-	72	-	3,409	3,481
Substandard (6)	-	272	128	2	610	-	1,012
Doubtful (7)	-	-	-	-		-	-
Loss (8)	-	-	-	-		-	-
Total commercial loans	$21,671	$11,266	$9,493	$13,670	$44,988	$9,535	$110,623
Current period gross write offs	$-	$821	$292	$-	$199	$-	$1,312

Commercial real estate:
Pass (1-4)	$27,629	$62,540	$76,385	$161,766	$55,820	$8,372	$392,512
Special mention (5)	-	238	-	3,182	-	-	3,420
Substandard (6)	-	-	1,652	3,256	-	-	4,908
Doubtful (7)	-	-	-	-	-	-	-
Loss (8)	-	-	-	-	-	-	-
Total commercial real estate loans	$27,629	$62,778	$78,037	$168,204	$55,820	$8,372	$400,840
Current period gross write offs	$-	$-	$492	$-	$-	$-	$492

Construction:
Pass (1-4)	$-	$-	$-	$-	$35,142	$1,283	$36,425
Special mention (5)	-	-	-	-	-	-	-
Substandard (6)	-	-	-	-	-	-	-
Doubtful (7)	-	-	-	-	-	-	-
Loss (8)	-	-	-	-	-	-	-
Total construction loans	$-	$-	$-	$-	$35,142	$1,283	$36,425
Current period gross write offs	$-	$-	$-	$-	$-	$-	$-

Residential real estate:
Pass (1-4)	$18,845	$12,343	$8,118	$20,683	$28,471	$-	$88,460
Special mention (5)	-	-	-	-	-	-	-
Substandard (6)	-	-	-	-	-	-	-
Doubtful (7)	-	-	-	-	-	-	-
Loss (8)	-	-	-	-	-	-	-
Total residential real estate loans	$18,845	$12,343	$8,118	$20,683	$28,471	$-	$88,460
Current period gross write offs	$-	$-	$-	$-	$-	$-	$-

Consumer:
Pass (1-4)	$5,986	$5,601	$2,041	$1,973	$343	$-	$15,944
Special mention (5)	-	-	-	-	-	-	-
Substandard (6)	-	-	-	-	-	-	-
Doubtful (7)	-	-	-	-	-	-	-
Loss (8)	-	-	-	-	-	-	-
Total consumer loans	$5,986	$5,601	$2,041	$1,973	$343	$-	$15,944
Current period gross write offs	$92	$17	$-	$16	$-	$-	$125

Total loans	$80,513	$97,703	$104,045	$222,210	$189,125	$19,191	$712,787

Total current period gross write offs	$92	$838	$784	$16	$199	$-	$1,929

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

Internal Risk Categories

Loan grades are numbered 1 through 8. Grades 1 through 4 are considered satisfactory grades. The grade of 5, or Watch or Special Mention, represents loans of lower quality and is considered criticized. The grades of 6, or Substandard, 7 or Doubtful and 8 or Loss, refer to assets that are classified. The use and application of these grades by the Company will be uniform and shall conform to the Company’s policy.

Prime (1) Loans are of superior quality with excellent credit strength and repayment ability providing a nominal credit risk.

Good (2) Loans are of above average credit strength and repayment ability providing only a minimal credit risk.

Satisfactory (3) Loans of reasonable credit strength and repayment ability providing an average credit risk due to one or more underlying weaknesses.

Acceptable (4) Loans of the lowest acceptable credit strength and weakened repayment ability providing a cautionary credit risk due to one or more underlying weaknesses. New borrowers are typically not underwritten within this classification.

Special Mention (5) A special mention asset has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution’s credit position at some future date. Special mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification. Ordinarily, special mention credits have characteristics which corrective management action would remedy.

Substandard (6) loans are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful (7) Loans classified as doubtful have all the weaknesses inherent in those classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of current known facts, conditions and values, highly questionable and improbable.

Loss (8) Loans classified as loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off even though partial recovery may be affected in the future.

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

The following tables present the Company’s loan portfolio aging analysis as of June 30, 2025 and 2024:

	2025
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans
Agricultural	$910	$293	$639	$1,842	$66,296	$68,138
Commercial	4	12	501	517	118,304	118,821
Commercial real estate	1,238	94	-	1,332	438,268	439,600
Construction	2,404	-	-	2,404	43,681	46,085
Residential	1,144	296	114	1,554	100,738	102,292
Consumer	56	23	-	79	15,339	15,418

Total loans	$5,756	$718	$1,254	$7,728	$782,626	$790,354

	2024
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans
Agricultural	$750	$-	$-	$750	$59,745	$60,495
Commercial	634	356	613	1,603	109,020	110,623
Commercial real estate	107	-	500	607	400,233	400,840
Construction	-	-	-	-	36,425	36,425
Residential	543	180	114	837	87,623	88,460
Consumer	45	1	50	96	15,848	15,944

Total loans	$2,079	$537	$1,277	$3,893	$708,894	$712,787

The entire balance of a loan is considered delinquent if the minimum payment contractually required to be made is not received by the specified due date.

Loans are reclassified to non-accruing status when, in management’s judgment, the collateral value and financial condition of the borrower do not justify accruing interest. At the time the accrual is discontinued, all unpaid accrued interest is reversed against earnings. Interest income accrued in prior years, if any, is charged to the allowance for credit losses. Payments subsequently received on nonaccrual loans are applied to principal. A loan is returned to accrual status when principal and interest are no longer past due and collectability is probable, typically after a minimum of six months of performance.

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

The following table presents the Company’s nonaccrual loans at June 30, 2025 and 2024:

	2025
			Loans
	Nonaccrual	Nonaccrual	> 90 days
	loans with no	loans with	and
	allowance	allowance	accruing
Agricultural	$639	$-	$-
Commercial	497	-	5
Commercial real estate	1,364	-	-
Construction	-	-	-
Residential	240	-	-
Consumer	23	-	-

Total nonaccrual loans	$2,763	$-	$5

	2024
			Loans
	Nonaccrual	Nonaccrual	> 90 days
	loans with no	loans with	and
	allowance	allowance	accruing
Agricultural	$750	$-	$-
Commercial	295	-	546
Commercial real estate	561	-	-
Construction	-	-	-
Residential	-	-	114
Consumer	-	-	50

Total nonaccrual loans	$1,606	$-	$710

Determining fair value for collateral dependent loans requires obtaining a current independent appraisal of the collateral and applying a discount factor, which includes selling costs if applicable, to the value. The fair value of real estate is generally based on appraisals by qualified licensed appraisers. The appraisers typically determine the value of the real estate by utilizing an income or market valuation approach. If an appraisal is not available, the fair value may be determined using a cash flow analysis. Fair value on other collateral such as business assets is typically ascertained by assessing, either singularly or some combination of, asset appraisals, accounts receivable aging reports, inventory listings and/or customer financial statements. Both appraisal values and values based on borrower’s financial information are discounted as considered appropriate based on age and quality of the information and current market conditions.

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

The following table presents the amortized cost basis of collateral dependent loans, which are individually evaluated to determine expected credit losses at June 30, 2025 and 2024:

	2025
	Commercial	Residential
	Real Estate	Real Estate	Other	Total
Agricultural	$-	$-	$1,026	$1,026
Commercial	-	-	530	530
Commercial real estate	1,445	-	-	1,445
Construction	-	-	-	-
Residential	-	253	-	253
Consumer	-	-	24	24

Total collateral dependent loans	$1,445	$253	$1,580	$3,278

	2024
	Commercial	Residential
	Real Estate	Real Estate	Other	Total
Agricultural	$1,069	$-	$-	$1,069
Commercial	-	-	254	254
Commercial real estate	609	-	-	609
Construction	-	-	-	-
Residential	-	73	-	73
Consumer	-	-	-	-

Total collateral dependent loans	$1,678	$73	$254	$2,005

Subsequent payments on nonaccrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured. Nonaccrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collection of interest or principal. The Company requires a period of satisfactory performance of not less than six months before returning a nonaccrual loan to accrual status.

Loans serviced for others are not included in the accompanying consolidated balance sheets. The risks inherent in mortgage-servicing assets relate primarily to changes in prepayments that result from shifts in mortgage interest rates. The unpaid principal balances of mortgage and other loans serviced for others were $153,680 and $151,822 at June 30, 2025 and 2024, respectively.

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

Activity in the balance of servicing assets was as follows:

	2025	2024
Servicing rights
Balance at the beginning of the year	$1,198	$1,378
Assumption of servicing obligations	276	217
Amortization	(362)	(397)
Balance at end of year	$1,112	$1,198

Valuation allowance
Balance at the beginning of the year	$-	$-
Subtractions	-	-
Balance at the end of the year	-	-
Mortgage servicing assets, net	$1,112	$1,198

Fair value disclosures
Fair value as of the beginning of the period	$1,688	$1,570
Fair value as of the end of the period	1,633	1,688

Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, investor type and interest rates, were used to stratify the originated mortgage-servicing rights.

Note 4: Premises and Equipment

Year-end premises and equipment were as follows:

	2025	2024
Land	$3,585	$3,886
Buildings and improvements	20,135	15,631
Furniture and equipment	7,107	5,851
Construction in process	215	1,622
	31,041	26,990
Accumulated depreciation	(14,189)	(13,270)

	$16,852	$13,720

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

Note 5: Deposits

Certificates of deposits of $250 or more totaled approximately $60,936 and $54,105 at June 30, 2025 and 2024. Additionally, included within time deposits are brokered deposits of $60,624 and $0 at June 30, 2025 and 2024. At June 30, 2025, the scheduled maturities of time deposits are as follows:

2026	$148,723
2027	17,227
2028	2,427
2029	299
2030	14,322
Thereafter	-
$182,998

Note 6: Short-Term Borrowings

Short-term borrowings included the following at June 30:

	2025	2024
Federal Reserve Discount Window	$-	$-
Repurchase agreements	39,320	45,613
Total short-term borrowings	$39,320	$45,613

Borrowings at the Federal Reserve Discount Window mature daily and are collateralized by a pledge of Mortgage-backed securities.

Repurchase agreements are borrowings from customers that are collateralized by a pledge of Mortgage-backed securities. The repurchase agreements mature daily.

The Company retains possession of and control over such securities pledged as collateral.

Information regarding repurchase agreements for the years ended June 30, 2025 and 2024 is presented below:

	2025	2024
Average balance during the year	$42,052	$47,521
Average rate paid during the year	3.51%	3.99%
Maximum month end balance during the year	$46,127	$52,106

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

The following table represents the remaining contractual maturity of repurchase agreements disaggregated by the class of securities pledged as of June 30:

	2025
	Overnight &
	Continuous	< 30 Days	30-90 Days	> 90 Days	Total
Mortgage-backed securities government-sponsored enterprises (GSE) residential	$39,320	$-	$-	$-	$39,320

	2024
	Overnight &
	Continuous	< 30 Days	30-90 Days	> 90 Days	Total
Mortgage-backed securities government-sponsored enterprises (GSE) residential	$45,613	$-	$-	$-	$45,613

Note 7: Federal Home Loan Bank Advances (FHLB)

FHLB advances are secured by a blanket pledge of the Company’s mortgage loans and other assets require monthly interest payments and are generally due in full at maturity. Advances, at interest rates from 3.49% to 4.68%, are subject to restrictions or penalties in the event of prepayment. Generally, penalties, based on market rates at the time of prepayment, will be assessed if advances are prepaid. However, certain advances may be prepaid at specified times without penalty.

As of June 30, 2025, the Company has one putable advance totaling $10,000 that is subject to put options after 180 days, which became effective at the issuance of the advance date. If the FHLB elects to not exercise that call option, the advances will stay at the fixed rate

At June 30, 2025, the scheduled maturities of FHLB advances are as follows:

2026	15,000
2027	35,000
2028	40,000
2029	10,000
2030	10,000
Thereafter	-
$110,000

The Farmers Bancorp

Notes to Consolidated Financial Statements
June 30, 2025 and 2024

(Dollar Amounts in Thousands)

Note 8: Subordinated Debt

In March 2022, the Company issued $10.0 million aggregate principal amount of 3.75% Fixed-to-Floating Rate Subordinated Notes due March 2032 (the “2032 Notes”). The 2032 Notes initially had a fixed interest rate of 3.75% per year to, but excluding March 14, 2027, and thereafter a floating rate equal to the current three-month SOFR rate plus 219 basis points. All interest on the 2032 Notes is payable quarterly. The 2032 Notes are scheduled to mature on March 14, 2032. The 2032 Notes are unsecured subordinated obligations of the Company and may be repaid, without penalty, on any interest payment date on or after March 14, 2027. The 2032 Notes are intended to qualify as Tier 2 capital under regulatory guidelines.

In March 2022, the Company issued $5.0 million aggregate principal amount of 4.50% Fixed-to-Floating Rate Subordinated Notes due March 2037 (the “2037 Notes”). The 2037 Notes initially had a fixed interest rate of 4.50% per year to, but excluding March 14, 2032, and thereafter a floating rate equal to the current three-month SOFR rate plus 284 basis points. All interest on the 2037 Notes is payable quarterly. The 2037 Notes are scheduled to mature on March 14, 2037. The 2037 Notes are unsecured subordinated obligations of the Company and may be repaid, without penalty, on any interest payment date on or after March 14, 2032. The 2037 Notes are intended to qualify as Tier 2 capital under regulatory guidelines.

The following table presents the principal balance and unamortized debt issuance costs for the 2032 Notes and the 2037 Notes as of June 30, 2025 and 2024.

	June 30, 2025
		Unamortized Debt
	Principal	Issuance Costs
2032 Notes	$10,000	$(157)
2037 Notes	5,000	(79)
	$15,000	$(236)

	June 30, 2024
		Unamortized Debt
	Principal	Issuance Costs
2032 Notes	$10,000	$(181)
2037 Notes	5,000	(90)
	$15,000	$(271)

Note 9: Benefit Plans

The Company maintains a 401(k) benefit for eligible employees. Employer contributions include discretionary contributions and the matching of a portion of employee contributions. Expense recognized for this plan was $478 and $498 for 2025 and 2024, respectively.

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

Note 10: Income Taxes

Income taxes consist of the following components:

	2025	2024
Income tax expense
Current	$2,220	$451
Deferred	(626)	(253)

	$1,594	$198

The following is a reconciliation of income tax expense (benefit) and the amount computed by applying the statutory federal income tax rate of 21% to income before income taxes:

	2025	2024
Statutory rate applied to income before income taxes	$2,281	$1,036
Add (deduct) tax effect of
Tax-exempt interest income	(321)	(460)
Cash value of life insurance	(83)	(76)
Benefit of low income housing partnership	(6)	(70)
Insurance premium section 831 exclusion	-	-
State taxes	(149)	(256)
Other, net	(128)	24

	$1,594	$198

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

The net deferred tax asset reflected in the consolidated balance sheets is comprised of the following components:

	2025	2024
Deferred tax assets from Securities available for sale	$5,400	$5,743
Provision for credit losses	2,706	2,509
Deferred compensation plans	193	215
Accrued expenses	206	141
Accrued compensation	396	320
Nonaccrual interest	220	207
Other	586	496
	9,707	9,631

Deferred tax liabilities for FHLB stock dividends	(25)	(25)
Prepaid expenses	(22)	(185)
Depreciation	(354)	(326)
Mortgage-servicing rights	(288)	(310)
Investment in low income housing partnership	(156)	(242)
State income tax	(207)	(174)
Deferred loan costs	(221)	(218)
	(1,273)	(1,480)

	$8,434	$8,151

The Company has not identified any uncertain tax positions that it believes should be recognized in the consolidated financial statements. The Company’s tax years still subject to examination by taxing authorities are years subsequent to 2020.

As of June 30, 2025 and 2024 the Company had state net operating loss (NOL) carryforwards of approximately $9.1 million and $6.7 million, respectively. This represents $446 as of June 30, 2025 and $338 as of June 30, 2024, included in Other assets above. For Indiana income tax purposes, the NOL expires beginning in the tax year ending June 30, 2038.

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

Note 11: Commitments and Off-Balance-Sheet Items

The Company, in the ordinary course of business, has commitments and contingent liabilities, such as guarantees and commitments to extend credit which are not reflected in the accompanying consolidated balance sheets. The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to make loans, standby letters of credit and financial guarantees is represented by the contractual amount of those instruments. The same credit policy is used to make such commitments as is used for on-balance-sheet items.

At June 30, 2025 and 2024, these financial instruments are summarized as follows:

	2025	2024
Financial instruments which contract amount represents credit risk:
Unused commercial lines of credit	$104,011	$103,795
Unused revolving lines of credit	41,489	40,522
Commitments to make loans	17,572	23,392
Standby letters of credit	3,564	3,733

The unused revolving and commercial lines of credit are predominantly variable rate agreements. The commitments are agreements to lend to a customer, provided they accept the terms and conditions offered. These commitments are generally extended for terms of up to 60 days and, in many cases, allow the customer to select from one of several financing options offered. Since many commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management’s credit evaluation of the borrower, and may include accounts receivable, inventory, property, land and other items.

At June 30, 2025 and 2024, the Company was not required to have deposits with the Federal Reserve or as cash on hand.

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

Note 12: Capital Requirements

Banks and holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involved quantitative measures of assets, liabilities, and certain off balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgements by regulators. Failure to meet capital requirements can initiate regulatory action. The net unrealized gain or loss on available-for-sale securities is not included in computing regulatory capital. Management believes as of June 30, 2025 and 2024 the Bank meets all capital adequacy requirements to which It is subject.

Prompt corrective action regulations provide five classifications: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At June 30, 2025 and 2024, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.

In 2019, the federal banking agencies jointly issued a final rule that provides for an optional, simplified measure of capital adequacy, the community bank leverage ratio framework (CBLR framework), for qualifying community bank organizations, consistent with Section 201 of the Economic Growth, Regulatory Relief, and Consumer Protection Act.

The community bank leverage ratio removes the requirement for qualifying organizations to calculate and report risk-based capital but rather only requires a Tier 1 to average assets (leverage) ratio. Qualifying banking organizations that elect to use the community bank leverage ratio framework and maintain a leverage ratio greater than the required minimum will be considered to have satisfied the generally applicable risk based and leverage capital requirements in the agencies’ capital rules (generally applicable rule) and, if applicable, will be considered to have met the well capitalized ratio requirements for the purposes of section 38 of the Federal Deposit Insurance Act. The community bank leverage ratio minimum requirement is 9%. An eligible banking organization is provided a two-quarter grace period to correct a ratio that falls below this requirement amount, provided that the bank maintains a leverage ratio greater than 8%.

An eligible banking organization can opt out of the CBLR framework and revert to the risk-weighting framework without restriction. As of June 30, 2025 the Bank was a qualifying community bank organization as defined by the federal banking agencies and elected to measure capital adequacy under the CBLR framework.

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

Year-end actual and required capital amounts and ratios are presented below:

					Minimum Required
					To Be Well
			Minimum Required		Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2025
Tier 1 Capital to average assets Bank	107,666	10.1%	N/A	N/A	95,913	9.0%
As of June 30, 2024
Total Capital to risk-weighted assets Bank	107,536	12.5%	69,070	8.0%	86,337	10.0%
Tier 1 Capital to risk-weighted assets Bank	98,240	11.4%	51,802	6.0%	69,070	8.0%
Common Equity Tier 1 capital (to risk-weighted assets) Bank	98,240	11.4%	38,852	4.5%	56,119	6.5%
Tier 1 Capital to average assets Bank	98,240	10.1%	38,900	4.0%	48,625	5.0%

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

Note 13: Derivative Financial Instruments

The Company uses derivative financial instruments to help manage exposure to interest rate risk and the effects that changes in interest rates may have on net income and the fair value of assets and liabilities. The Company enters into interest rate swap agreements as part of its asset/liability management strategy to help manage its interest rate risk position. The Company entered into various interest rate swap agreements designated and qualifying as accounting hedges during the reported periods. Designating an interest rate swap as an accounting hedge allows the Company to recognize gains and losses, less any ineffectiveness, in the consolidated income statement within the same periods that the hedged item affects earnings. The Company includes gain or loss on the hedged items in the same line item as the offsetting loss or gain on the related interest rate swaps. For derivative instruments that are designated and qualify as cash flow hedges, any gains or losses related to changes in fair value are recorded in accumulated other comprehensive income, net of tax. The fair value of interest rate swaps with a positive fair value are reported in accrued income and other assets in the consolidated balance sheets while interest rate swaps with a negative fair value are reported in accrued expenses and other liabilities in the consolidated balance sheets.

The following table presents the amounts recorded on the balance sheet related to cumulative basis adjustments for fair value hedges as of June 30, 2025 and 2024:

2025
Line Item in the Balance Sheet in Which the Hedged Item is Included	Carrying Amount of the Hedged Assets (Liabilities)	Cumulative Amount of Fair Value Hedging Adjustment Included in the Carrying Amount of the Hedged Assets (Liabilities)
Loans receivable	$5,416	$527

2024
Line Item in the Balance Sheet in Which the Hedged Item is Included	Carrying Amount of the Hedged Assets (Liabilities)	Cumulative Amount of Fair Value Hedging Adjustment Included in the Carrying Amount of the Hedged Assets (Liabilities)
Loans receivable	$5,695	$790

The Company presents derivative positions gross on the consolidated balance sheet. The following table reflects the derivatives recorded on the consolidated balance sheet as of June 30, 2025 and 2024:

2025
	Notional Amount	Fair Value
Included in other assets:
Derivatives designated as hedges:
Interest rate swaps related to commercial loans	$5,416	$527

2024
	Notional Amount	Fair Value
Included in other assets:
Derivatives designated as hedges:
Interest rate swaps related to commercial loans	$5,695	$790

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

Note 14: Related Party Transactions

At June 30, 2025 and 2024, the Company had loans outstanding to executive officers, directors, significant shareholders and their affiliates (related parties), in the amount of $14,652 and $10,989, respectively.

In management’s opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management’s opinion, these loans did not involve more than normal risk of collectability or present other unfavorable features.

Deposits from related parties held by the Company at June 30, 2025 and 2024 totaled $5,209 and $3,888, respectively.

Note 15: Disclosure About Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying consolidated balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy.

Available-for-Sale Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include agency securities, mortgage-backed government-sponsored securities and corporate securities. Third-party vendors compile prices from various sources and may apply such techniques as matrix pricing to determine the value of identical or similar investment securities (Level 2). Matrix pricing is a mathematical technique widely used in the banking industry to value investment securities without relying exclusively on quoted prices for specific investment securities but rather relying on the investment securities’ relationship to other benchmark quoted investment securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

The following tables present the fair value measurements of assets recognized in the accompanying consolidated balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at June 30, 2025 and 2024:

		2025
		Fair Value Measurements Using
			Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Fair	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
U.S. Government and federal agency	$8,016	$-	$8,016	$-
Mortgage-backed securities - GSE residential	121,719	-	121,719	-
State and municipal	58,088	-	58,088	-
Corporate	2,309	-	2,309	-
Interest Rate Swaps	527	-	527	-
	$190,659	$-	$190,659	$-

		2024
		Fair Value Measurements Using
			Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Fair	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
U.S. Government and federal agency	$4,946	$-	$4,946	$-
Mortgage-backed securities - GSE residential	113,973	-	113,973	-
State and municipal	55,530	-	55,530	-
Corporate	2,971	-	2,971	-
Interest Rate Swaps	790	-	790	-
	$178,210	$-	$178,210	$-

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

The following tables show the estimated fair value of financial instruments and the level within the fair value hierarchy in which the fair value measurements fall at June 30, 2025 and 2024:

			2025
			Fair Value Measurements Using
			Quoted Prices
			in Active	Significant
			Markets for	Other	Significant
			Identical	Observable	Unobservable
	Carrying	Fair	Assets	Inputs	Inputs
	Amount	Value	(Level 1)	(Level 2)	(Level 3)
Financial assets
Cash and cash equivalents	$66,242	$66,242	$66,242	$-	$-
Net loans	780,048	802,360	-	-	802,360
Accrued interest receivable	5,134	5,134	5,134	-	-
Restricted stock	7,143	7,143	-	-	7,143

Financial liabilities
Deposits	(851,316)	(853,282)	(671,669)	-	(181,613)
Short-term borrowings	(39,320)	(39,320)	-	-	(39,320)
FHLB advances	(110,000)	(110,201)	-	-	(110,201)
Subordinated debt	(14,764)	(11,675)	-	-	(11,675)
Accrued interest payable	(1,019)	(1,019)	(1,019)	-	-

			2024
			Fair Value Measurements Using
			Quoted Prices
			in Active	Significant
			Markets for	Other	Significant
			Identical	Observable	Unobservable
	Carrying	Fair	Assets	Inputs	Inputs
	Amount	Value	(Level 1)	(Level 2)	(Level 3)
Financial assets
Cash and cash equivalents	$46,611	$46,611	$46,611	$-	$-
Loan held for sale	772	772	-	-	772
Net loans	703,419	709,902	-	-	709,902
Accrued interest receivable	4,507	4,507	4,507	-	-
Restricted stock	4,531	4,531	-	-	4,531

Financial liabilities
Deposits	(758,979)	(757,215)	(650,414)	-	(106,801)
Short-term borrowings	(45,613)	(45,613)	-	-	(45,613)
FHLB advances	(88,450)	(88,622)	-	-	(88,622)
Subordinated debt	(14,729)	(9,975)	-	-	(9,975)
Accrued interest payable	(867)	(867)	(867)	-	-

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

Note 16: Stock-Based Compensation

On July 1, 2024 the Board of Directors authorized the 2024 Equity Incentive Plan (Plan) that enables the issuance of incentive stock options, non-qualified stock options, restricted stock, restricted stock units (RSUs) and performance share awards. The purpose of the Plan is to foster and promote the long-term financial success of the Company and materially increase shareholder value. The Company believes that such awards better align the interest of its employees with those of its shareholders.

Restricted Stock Units - On November 19, 2024 and June 17, 2025, the Company awarded 6,410 and 7,353 RSUs, respectively, to selected officers. These RSUs are subject to a three-year cliff vesting period, contingent upon continued service. Vesting may be accelerated in circumstances involving death, disability, or a change in control.

Holders of RSUs do not possess shareholder rights prior to settlement. Dividend equivalents accumulate throughout the vesting period and are disbursed upon settlement. RSUs are not recognized as participating securities for purposes of calculating earnings per share.

Compensation expense is recognized over the vesting period and is based on the fair value determined at the grant date using the previous quarter’s average share price.

There were 13,763 total RSUs issued under the plan as of June 30, 2025.

A summary of changes in the Company’s nonvested shares for the year are as follows:

		Weighted-Average
		Grant-Date
Nonvested Shares	Shares	Fair Value
Nonvested at June 30, 2024	-	-
Granted	13,763	$37
Vested	-	-
Forfeited	-	-
	13,763	37
Nonvested at June 30, 2025	13,763	$37

As of June 30, 2025 there was $458 of total unrecognized compensation cost related to nonvested shares granted under the plan. The cost is expected to be recognized over a weighted average period of 2.84 years. The total fair value of shares vested during the years ended June 30, 2025 was $0.

Performance Share Units — On November 19, 2024, and June 17, 2025, the Company issued 11,743 and 7,353 Performance Share Units (PSUs), respectively, to certain officers. These PSUs include a three-year performance period ending June 30, 2027, with possible payouts ranging from 0% to 150% of the granted awards depending on the achievement of certain performance metrics.

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

The performance metrics considered are:

•	3-Year Average Return on Average Assets (ROAA)
•	3-Year Average Asset Growth Rate

PSUs may be settled in cash or stock at the discretion of the Compensation Committee and are classified as liability awards under ASC 718. The units are remeasured at fair value each reporting period until settlement, with fair value determined using the average share price from the previous quarter. Recipients do not possess shareholder rights or dividend entitlements before settlement, and therefore, the PSUs are not considered as participating securities for purposes of calculating earnings per share. Total compensation cost recognized during the year ended June 30, 2025 was $219.

Note 17: Earnings Per Share

Basic earnings per share (“EPS”) is computed by dividing net income allocated to common stock by the weighted average number of common shares outstanding during the period which excludes the participating securities. Diluted EPS includes the dilutive effect of additional potential common shares from stock compensation awards, but excludes awards considered participating securities. The following table presents the computation of basic and diluted EPS for the periods indicated (in thousands, except for share and per share data):

	2025	2024
Net income	$9,268	$4,739
Shares outstanding for Basic EPS	1,829,334	1,823,790
Additional Dilutive Shares	284	-
Shares outstanding for Diluted EPS	1,829,618	1,823,790
Basic EPS	$5.07	$2.60
Diluted EPS	$5.07	$2.60

The Farmers Bancorp

Notes to Consolidated Financial Statements

June 30, 2025 and 2024

(Dollar Amounts in Thousands)

Note 18: Segment Information

The Company’s reportable segment is determined by the Chief Financial Officer, who is designated the chief operating decision maker, based upon information provided about the Company’s products and services offered, primarily banking operations. The segment is also distinguished by the level of information provided to the chief operating decision maker, who uses such information to review performance of various components of the business such as branches, which are then aggregated if operating performance, products/services, and customers are similar. The chief operating decision maker will evaluate the financial performance of the Company’s business components such as by evaluating revenue streams, significant expenses, and budget to actual results in assessing the Company’s segment and in the determination of allocating resources. The chief operating decision maker uses revenue streams to evaluate product pricing and significant expenses to assess performance and evaluate return on assets. The chief operating decision maker uses consolidated net income to benchmark the Company against competitors. The bench marking analysis coupled with monitoring of budget to actual results are used in the assessment of performance and in establishing compensation. Loans, investments, and deposits provide the revenues in the banking operations. Interest expense, provisions for credit losses, and payroll provide the significant expenses in the banking operation. All operations are domestic.

Accounting policies for segments are the same as those described in Note 1. Segment performance is evaluated using consolidated net income. Information reported internally for performance assessment by the chief operating decision maker follows, inclusive of reconciliations of significant segment totals to the financial statements:

Banking
2025	Segment
Interest Income	$55,987

Reconciliation of revenue
Other revenues	6,841
Total consolidated revenues	$62,828

Less:
Interest expense	23,578
Segment net interest income and noninterest income	$39,250

Less:
Provision for credit losses	902
Goodwill impairment	-
Payroll expense	15,771
Other segment items	11,716
Income tax expense	1,594
Consolidated net income	$9,267

Other segment disclosures
Interest income	$55,987
Interest expense	23,578
Depreciation	921
Amortization	-
Other significant noncash items:
Provision for credit loss	902
Goodwill impairment	-

Reconciliation of assets
Total consolidated assets	$1,102,492

Note 19: Subsequent Events

Subsequent events have been evaluated through the date of September 15, 2025, which is the date the consolidated financial statements were available to be issued.

The Farmers Bancorp

Consolidated Balance Sheet

Periods ended December 31, 2025 and June 30, 2025

(Dollar Amounts in Thousands)

	(Unaudited)
	12/31/2025	06/30/2025
Assets
Cash and cash equivalents	$73,275	$66,242
Securities available for sale	202,819	190,132
Loans, net of allowance for credit losses of $10,681 and $10,306	797,630	780,048
Premises and equipment, net	19,102	16,852
Restricted stock, at cost	7,143	7,143
Cash value of life insurance	19,774	19,569
Accrued income and other assets	22,236	22,506

	$1,141,979	$1,102,492

Liabilities and Shareholders' Equity
Liabilities
Demand deposits	$238,571	$228,352
Savings, NOW and money market deposits	455,904	439,966
Time deposits	225,170	182,998
Total deposits	919,645	851,316
Short-term borrowings	6,287	39,320
Federal Home Loan Bank advances	105,000	110,000
Subordinated Debentures, net of issuance costs	14,781	14,764
Accrued expenses and other liabilities	11,520	11,293
	1,057,233	1,026,693
Shareholders' Equity
Common stock, no par value - 4,800,000 shares authorized, 1,844,075 and 1,844,075 shares issued and outstanding at December 31, 2025 and June 30, 2025, respectively	2,509	2,419
Additional paid-in capital	1	1
Retained earnings	97,478	93,694
Accumulated other comprehensive loss	(15,242)	(20,315)
	84,746	75,799

	$1,141,979	$1,102,492

See Notes to Consolidated Financial Statements

The Farmers Bancorp

Consolidated Statements of Income

Six Months ended December 31, 2025 and 2024

(Dollar Amounts in Thousands)

(unaudited)

	Six Months ended December 31
	2025	2024
Interest Income
Loans	$26,095	$24,010
Securities
Taxable	2,635	2,368
Tax-exempt	810	718
Other	1,254	304
	30,794	27,400
Interest Expense
Deposits	10,058	8,841
Other borrowings	2,879	3,100
	12,937	11,941

Net Interest Income	17,857	15,459
Provision for credit losses	700	281

Net Interest Income After Provision for Credit Losses	17,157	15,178

Other Operating Income
Trust fees	1,130	980
Service charges and fees on deposit accounts	597	573
Gain on sale of loans	381	309
Increase in cash value of life insurance	214	203
Interchange income	899	886
Other	316	636
	3,537	3,587
Other Operating Expenses
Salaries and employee benefits	8,425	7,615
Occupancy	907	785
Equipment	617	455
Data processing	1,358	1,460
Federal deposit insurance corporation premiums	269	227
Professional expense	643	973
Marketing	498	383
Other	1,718	1,186
	14,435	13,084

Income Before Income Taxes	6,259	5,681

Income Tax Expense	1,000	821

Net Income	$5,259	$4,860

Basic and Diluted Earnings Per Share	$2.87	$2.66

See Notes to Consolidated Financial Statements

The Farmers Bancorp

Consolidated Statements of Comprehensive Income

Six Months Ended December 31, 2025 and 2024

(Dollar Amounts in Thousands)

(unaudited)

	Six Months ended December 31
	2025	2024
Net Income	$5,259	$4,860

Other Comprehensive Income
Unrealized gain (loss) on securities available for sale, net of tax expense of $1,349 and ($118), respectively
	5,073	(444)
Total other comprehensive income (loss)	5,073	(444)

Comprehensive Income	$10,332	$4,416

See Notes to Consolidated Financial Statements

The Farmers Bancorp

Consolidated Statements of Changes in Shareholders’ Equity

Six Months Ended December 31, 2025 and 2024

(Dollar Amounts in Thousands)

(unaudited)

	Six months ended December 31, 2024
				Accumulated
		Additional		Other
	Common	Paid-in	Retained	Comprehensive
	Stock	Capital	Earnings	Income (Loss)	Total
Balance June 30, 2024	$2,203	$1	$87,212	$(21,595)	67,821

Net income			4,860		4,860
Other comprehensive (loss)				(444)	(444)
Stock issued (8,299 shares)	133				133
Cash dividends ($0.76 per share)			(1,390)		(1,390)

Balance, December 31, 2024	$2,336	$1	$90,682	$(22,039)	$70,980

	Six months ended December 31, 2025
				Accumulated
		Additional		Other
	Common	Paid-in	Retained	Comprehensive
	Stock	Capital	Earnings	Income (Loss)	Total
Balance June 30, 2025	$2,419	$1	$93,694	$(20,315)	75,799

Net income			5,259		5,259
Other comprehensive income				5,073	5,073
RSU Grants	90				90
Cash dividends ($0.80 per share)			(1,475)		(1,475)

Balance, December 31, 2025	$2,509	$1	$97,478	$(15,242)	$84,746

See Notes to Consolidated Financial Statements

The Farmers Bancorp

Consolidated Statements of Cash Flows

Six Months Ended December 31, 2025 and 2024

(Dollar Amounts in Thousands)

(unaudited)

	Six Months ended December 31
	2025	2024
Operating Activities
Net income	$5,259	$4,860
Items not requiring (providing) cash
Depreciation	596	450
Provision (credit) for credit losses	700	281
Deferred income taxes	(1,755)	(618)
Net amortization on securities	15	41
(Gain) on premise and equipment	1	-
Increase in cash value of life insurance	(214)	(203)
Change in assets and liabilities
Loans held for sale	-	256
Interest receivable and other assets	544	417
Interest payable and other liabilities	225	(852)
Net cash provided by operating activities	5,371	4,632

Investing Activities
Proceeds from maturities and principal repayments on securities
available for sale	9,324	7,322
Purchase of securities available for sale	(15,605)	(17,534)
Purchase of restricted stock	-	(2,612)
Net change in loans	(18,121)	(58,962)
Property and equipment expenditures	(2,847)	(2,809)
Net cash used in investing activities	(27,249)	(74,595)

Financing Activities
Net change in deposits	68,329	(15,810)
Net change in short-term borrowings	(33,033)	(2,400)
Proceeds from FHLB advances	-	150,000
Repayment of FHLB advances	(5,000)	(83,450)
Stock issued	90	133
Dividends paid	(1,475)	(1,390)
Net cash provided by financing activities	28,911	47,083

Net Change in Cash and Cash Equivalents	7,033	(22,880)

Cash and Cash Equivalents, Beginning of Year	66,242	46,611

Cash and Cash Equivalents, End of Year	$73,275	$23,731

Supplemental Disclosures of Cash Flows Information
Cash paid during the year for
Interest	$12,229	$11,124
Income taxes	1,250	60

See Notes to Consolidated Financial Statements

The Farmers Bancorp

Notes to Consolidated Financial Statements

(Dollar Amounts in Thousands)

(unaudited)

Note 1: Summary of Significant Accounting Policies

Basis of reporting - The consolidated financial statements include the accounts of The Farmers Bancorp (Company) and its wholly owned subsidiaries, The Farmers Bank (Bank), TFB Risk Management and the bank’s wholly owned subsidiaries, FBF Securities and TFB Properties. Significant intercompany accounts and transactions have been eliminated.

Description of business - The Company generates commercial, installment and mortgage loans and receives deposits from customers located primarily in north central Indiana. Although the overall loan portfolio is diversified, a substantial portion of its debtors' ability to honor their contracts is dependent upon the agricultural industry. The majority of the Company's loans are secured by specific items of collateral including business assets, consumer assets and real property.

Principles of consolidation - The consolidated financial statements include the accounts of the Bancorp and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates - To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for credit losses and the fair values of financial instruments are particularly subject to change.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses, valuation of deferred tax assets, credit loss on available-for-sale securities, and fair values of financial instruments.

Management Opinion – The accompanying unaudited consolidated interim financial statement have been prepared in accordance with generally accepted accounting principals (“GAAP”) and are unaudited. They do not contain all of the disclosures required for annual audited financial statements. In the opinion of management, all adjustments are necessary to present a fair statement of the results for the interim periods have been made. Such adjustments are of a normal and recurring nature. The results of operations for any interim period are not necessarily indicative of the results to be expected for an entire year. These interim consolidated financial statements should be read in conjunction with the annual consolidated financials statements and notes thereto contained in the Company’s consolidated financial statements.

The Farmers Bancorp

Notes to Consolidated Financial Statements

(Dollar Amounts in Thousands)

(unaudited)

Note 2: Securities

The fair value of securities available for sale and the related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

	12/31/2025
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
U.S. Government and federal agency	$7,950	$137	$(167)	$7,920
Mortgage-backed securities - government-sponsored enterprises (GSE) residential	138,382	680	(13,512)	125,550
State and municipal	73,782	458	(6,728)	67,512
Corporate	1,999	-	(162)	1,837

Total	$222,113	$1,275	$(20,569)	$202,819

	6/30/2025
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
U.S. Government and federal agency	$8,095	$126	$(205)	$8,016
Mortgage-backed securities - government-sponsored enterprises (GSE) residential	137,043	330	(15,654)	121,719
State and municipal	68,212	171	(10,295)	58,088
Corporate	2,498	-	(189)	2,309

Total	$215,848	$627	$(26,343)	$190,132

Certain investments in debt securities are reported in the consolidated financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2025 and June 30, 2025 was $199,614 and $147,611, which is approximately 98.4% and 77.6% of the Company’s investment portfolio. These changes primarily resulted from recent changes in market interest rates.

At December 31, 2025, management believes the declines in fair value for these securities are temporary. The Company evaluated credit impairment for individual AFS securities that are in an unrealized loss position and determined that the unrealized losses are unrelated to credit quality and are primarily attributable to changes in interest rates and volatility in the financial markets. It is unlikely that the Company will be required to sell these securities before recovery of their amortized cost basis, so the Company did not record an ACL on these securities.

The Farmers Bancorp

Notes to Consolidated Financial Statements

(Dollar Amounts in Thousands)

(unaudited)

The following tables show our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2025 and June 30, 2025:

	12/31/2025
	Less Than 12 Months		12 Months or More		Total
Description of	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Securities	Value	Losses	Value	Losses	Value	Losses
U.S. Government and federal agency	$-	$-	$4,715	$(167)	$4,715	$(167)
Mortage-backed securities-GSE residential	34,209	(3)	91,341	(13,509)	125,550	(13,512)
State and municipals	12,656	(6)	54,856	(6,722)	67,512	(6,728)
Corporate	-	-	1,837	(162)	1,837	(162)
Total temporarily impaired securities	$46,865	$(9)	$152,749	$(20,560)	$199,614	$(20,569)

	6/30/2025
	Less Than 12 Months		12 Months or More		Total
Description of	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Securities	Value	Losses	Value	Losses	Value	Losses
U.S. Government and federal agency	$-	$-	$1,295	$(205)	$1,295	$(205)
Mortage-backed securities-GSE residential	10,955	(95)	81,599	(15,559)	92,554	(15,654)
State and municipals	3,499	(45)	47,954	(10,250)	51,453	(10,295)
Corporate	-	-	2,309	(189)	2,309	(189)
Total temporarily impaired securities	$14,454	$(140)	$133,157	$(26,203)	$147,611	$(26,343)

The Farmers Bancorp

Notes to Consolidated Financial Statements

(Dollar Amounts in Thousands)

(unaudited)

The fair value of debt securities and carrying amount, if different, at December 31, 2025, by contractual maturity, were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Available-for-Sale
	Amortized	Fair
	Cost	Value
Due in one year	$1,498	$1,494
Due after one year through five years	1,470	1,557
Due after five years through ten years	27,070	26,163
Due after ten years	53,693	48,055
Mortgage-backed securities	138,382	125,550

Total	$222,113	$202,819

There were no sales of securities resulting in a gain or loss within the available for sale securities for six months ended December 31, 2025 and 2024.

Securities with a carrying value of $83,542 and $87,006 at December 31, 2025 and June 30, 2025 were pledged to secure public deposits and repurchase agreements and for other purposes required or permitted by law.

Note 3: Loans

Loans at period end are comprised of the following:

	12/31/2025	6/30/2025
Agricultural	$69,129	$68,138
Commercial	117,556	118,821
Commercial real estate	453,934	439,600
Construction	50,284	46,085
Residential	104,112	102,292
Consumer	13,296	15,418
Subtotal	808,311	790,354
Less: allowance for credit losses	(10,681)	(10,306)

Loans, net	$797,630	$780,048

The Farmers Bancorp

Notes to Consolidated Financial Statements

(Dollar Amounts in Thousands)

(unaudited)

The risk characteristics of each loan portfolio segment are as follows:

Commercial and agricultural loans are primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and may include a personal guarantee. Short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial real estate loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The characteristics of properties securing the Company’s commercial real estate portfolio are diverse, but with geographic location almost entirely in the Company’s market area. Management monitors and evaluates commercial real estate loans based on collateral, geography, and risk grade criteria. In general, the Company avoids financing single purpose projects unless other underwriting factors are present to help mitigate risk. In addition, management tracks the level of owner-occupied commercial real estate versus non-owner-occupied loans.

Construction loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners. Construction loans are generally based on estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Company until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions, and the availability of long-term financing.

Residential and consumer loans consist of two segments - residential mortgage loans and personal loans. For residential mortgage loans that are secured by 1-4 family residences and are generally owner-occupied, the Company generally establishes a maximum loan-to-value ratio and requires private mortgage insurance if that ratio is exceeded. Home equity loans are typically secured by a subordinate interest in 1-4 family residences, and consumer personal loans are secured by consumer personal assets, such as automobiles or recreational vehicles. Some consumer personal loans are unsecured, such as small installment loans and certain lines of credit. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas, such as unemployment levels. Repayment can also be impacted by changes in property values on residential properties. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

The Farmers Bancorp

Notes to Consolidated Financial Statements

(Dollar Amounts in Thousands)

(unaudited)

The following tables present, by portfolio segment, the activity in the allowance for credit losses for the six months ended December 31, 2025 and 2024:

	Six months ended December 31, 2025
			Commercial
	Agricultural	Commercial	Real Estate	Construction	Residential	Consumer	Total
Beginning balance	$743	$2,129	$5,943	$511	$891	$88	$10,306
Provision (credit)	47	78	302	34	69	9	$539
Loans charged off	-	(34)	-	-	-	(269)	(303)
Recoveries	-	72	48	-	1	19	140

Ending balance	$790	$2,245	$6,293	$545	$961	$(153)	$10,681

	Six months ended December 31, 2024
			Commercial
	Agricultural	Commercial	Real Estate	Construction	Residential	Consumer	Total
Beginning balance	$655	$1,826	$5,428	$460	$769	$230	$9,368
Provision (credit)	22	36	137	13	30.39457028	5	244
Loans charged off	-	(41)	-	-	-	(95)	(136)
Recoveries	12	462	12	-	8	24	518

Ending balance	$689	$2,283	$5,577	$473	$807	$164	$9,994

Consistent with regulatory guidance, charge-offs on all loan segments are taken when specific loans, or portions thereof, are considered uncollectible. The Company’s policy is to promptly charge these loans off in the period the uncollectible loss is reasonably determined.

For all loan portfolio segments except 1-4 family residential properties and consumer, the Company promptly charges off loans, or portions thereof, when available information confirms that specific loans are uncollectible based on information that includes, but is not limited to, (1) the deteriorating financial condition of the borrower, (2) declining collateral values, and/or (3) legal action, including bankruptcy, that impairs the borrower’s ability to adequately meet its obligations. For impaired loans that are considered to be solely collateral dependent, a partial charge-off is recorded when a loss has been confirmed by an updated appraisal or other appropriate valuation of the collateral.

The Company charges off 1-4 family residential and consumer loans, or portions thereof, when the Company reasonably determines the amount of the loss. The Company adheres to timeframes established by applicable regulatory guidance, which provides for the charge-down of 1-4 family first and junior lien mortgages to the net realizable value, less costs to sell when the loan is 180 days past due, charge-off of unsecured open-end loans when the loan is 180 days past due, and charge-down to the net realizable value when other secured loans are 120 days past due. Loans at these respective delinquency thresholds for which the Company can clearly document that the loan is both well-secured and in the process of collection, such that collection will occur regardless of delinquency status, need not be charged off.

The Farmers Bancorp

Notes to Consolidated Financial Statements

(Dollar Amounts in Thousands)

(unaudited)

Provision for credit losses related to unfunded commitments was $161 and $37 during the years ended December 31, 2025 and December 31, 2024, respectively, which is included in provision for credit losses on the consolidated income statement.

The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the prior two years. Management believes the historical loss experience methodology is appropriate in the current economic environment, as it captures loss rates that are comparable to the current period being analyzed.

The Farmers Bancorp

Notes to Consolidated Financial Statements

(Dollar Amounts in Thousands)

(unaudited)

The following table presents the credit risk profile of the Company’s loan portfolio by loan class and by year of origination for the years indicated based on rating category and payment activity as of December 31, 2025 and June 30, 2025:

	As of December 31, 2025							Revolving Loans
	Term Loans Amortized Cost Basis by Origination Year						Revolving	converted to
	2026	2025	2024	2023	2022	Prior	Loans	term	Total
Agricultural:
Pass (1-4)	$2,517	$8,458	$5,258	$2,953	$5,785	$12,523	$25,149	$-	$62,643
Special mention (5)	-	74	146	1,904	-	790	2,980	-	5,894
Substandard (6)	-	-	-	1	-	591	-	-	592
Doubtful (7)	-	-	-	-	-	-	-	-	-
Loss (8)	-	-	-	-	-	-	-	-	-
Total agricultural loans	$2,517	$8,532	$5,404	$4,858	$5,785	$13,904	$28,129	$-	$69,129
Current period gross write offs	$-	$-	$-	$-	$-	$-	$-	$-	$-

Commercial:
Pass (1-4)	$5,097	$12,679	$18,883	$6,356	$7,121	$4,276	$56,830	$356	$111,598
Special mention (5)	-	-	-	18	-	1,058	2,723	-	3,799
Substandard (6)	-	416	595	191	476	-	481	-	2,159
Doubtful (7)	-	-	-	-	-	-	-	-	-
Loss (8)	-	-	-	-	-	-	-	-	-
Total commercial loans	$5,097	$13,095	$19,478	$6,565	$7,597	$5,334	$60,034	$356	$117,556
Current period gross write offs	$-	$-	$4	$12	$18	$-	$-	$-	$34

Commercial real estate:
Pass (1-4)	$23,689	$51,426	$30,442	$53,581	$72,160	$134,256	$70,047	$-	$435,601
Special mention (5)	131	-	189	6,908	2,309	3,915	-	-	13,452
Substandard (6)	-	1,983	-	-	1,071	1,827	-	-	4,881
Doubtful (7)	-	-	-	-	-	-	-	-	-
Loss (8)	-	-	-	-	-	-	-	-	-
Total commercial real estate loans	$23,820	$53,409	$30,631	$60,489	$75,540	$139,998	$70,047	$-	$453,934
Current period gross write offs	$-	$-	$-	$-	$-	$-	$-	$-	$-

Construction:
Pass (1-4)	$-	$-	$-	$-	$-	$-	$44,089	$6,195	$50,284
Special mention (5)	-	-	-	-	-	-	-	-	-
Substandard (6)	-	-	-	-	-	-	-	-	-
Doubtful (7)	-	-	-	-	-	-	-	-	-
Loss (8)	-	-	-	-	-	-	-	-	-
Total construction loans	$-	$-	$-	$-	$-	$-	$44,089	$6,195	$50,284
Current period gross write offs	$-	$-	$-	$-	$-	$-	$-	$-	$-

Residential real estate:
Pass (1-4)	$7,934	$14,362	$15,882	$8,516	$5,999	$16,966	$34,291	$-	$103,950
Special mention (5)	-	-	-	-	-	-	-	-	-
Substandard (6)	-	91	-	-	62	9	-	-	162
Doubtful (7)	-	-	-	-	-	-	-	-	-
Loss (8)	-	-	-	-	-	-	-	-	-
Total residential real estate loans	$7,934	$14,453	$15,882	$8,516	$6,061	$16,975	$34,291	$-	$104,112
Current period gross write offs	$-	$-	$-	$-	$-	$-	$-	$-	$-

Consumer:
Pass (1-4)	$2,290	$4,359	$2,580	$2,337	$821	$686	$223	$-	$13,296
Special mention (5)	-	-	-	-	-	-	-	-	-
Substandard (6)	-	-	-	-	-	-	-	-	-
Doubtful (7)	-	-	-	-	-	-	-	-	-
Loss (8)	-	-	-	-	-	-	-	-	-
Total consumer loans	$2,290	$4,359	$2,580	$2,337	$821	$686	$223	$-	$13,296
Current period gross write offs	$123	$31	$29	$15	$13	$13	$-	$-	$224

Total loans	$41,658	$93,848	$73,975	$82,765	$95,804	$176,897	$236,813	$6,551	$808,311

Total current period gross write offs	$123	$31	$33	$27	$31	$13	$-	$-	$258

The Farmers Bancorp

Notes to Consolidated Financial Statements

(Dollar Amounts in Thousands)

(unaudited)

	As of June 30, 2025						Revolving Loans
	Term Loans Amortized Cost Basis by Origination Year					Revolving	converted to
	2025	2024	2023	2022	Prior	Loans	term	Total
Agricultural:
Pass (1-4)	$9,388	$5,800	$4,849	$5,966	$14,481	$26,094	$-	$66,578
Special mention (5)	80	74	212	-	174	313	-	853
Substandard (6)	-	-	2	-	705	-	-	707
Doubtful (7)	-	-	-	-	-	-	-	-
Loss (8)	-	-	-	-	-	-	-	-
Total agricultural loans	$9,468	$5,874	$5,063	$5,966	$15,360	$26,407	$-	$68,138
Current period gross write offs	$-	$-	$-	$-	$-	$-	$-	$-

Commercial:
Pass (1-4)	$13,080	$22,840	$7,236	$8,252	$9,360	$53,827	$-	$114,595
Special mention (5)	-	-	406	-	-	100	2,497	3,003
Substandard (6)	433	-	214	512	-	-	64	1,223
Doubtful (7)	-	-	-	-	-	-	-	-
Loss (8)	-	-	-	-	-	-	-	-
Total commercial loans	$13,513	$22,840	$7,856	$8,764	$9,360	$53,927	$2,561	$118,821
Current period gross write offs	$250	$-	$41	$-	$-	$-	$-	$291

Commercial real estate:
Pass (1-4)	$41,996	$29,667	$55,697	$72,495	$145,511	$72,462	$4,974	$422,802
Special mention (5)	-	190	6,990	1,589	3,750	-	-	12,519
Substandard (6)	-	-	94	1,097	3,088	-	-	4,279
Doubtful (7)	-	-	-	-	-	-	-	-
Loss (8)	-	-	-	-	-	-	-	-
Total commercial real estate loans	$41,996	$29,857	$62,781	$75,181	$152,349	$72,462	$4,974	$439,600
Current period gross write offs	$-	$-	$-	$-	$-	$-	$-	$-

Construction:
Pass (1-4)	$-	$-	$-	$-	$-	$42,618	$3,467	$46,085
Special mention (5)	-	-	-	-	-	-	-	-
Substandard (6)	-	-	-	-	-	-	-	-
Doubtful (7)	-	-	-	-	-	-	-	-
Loss (8)	-	-	-	-	-	-	-	-
Total construction loans	$-	$-	$-	$-	$-	$42,618	$3,467	$46,085
Current period gross write offs	$-	$-	$-	$-	$-	$-	$-	$-

Residential real estate:
Pass (1-4)	$18,854	$16,681	$11,079	$6,511	$18,266	$30,901	$-	$102,292
Special mention (5)	-	-	-	-	-	-	-	-
Substandard (6)	-	-	-	-	-	-	-	-
Doubtful (7)	-	-	-	-	-	-	-	-
Loss (8)	-	-	-	-	-	-	-	-
Total residential real estate loans	$18,854	$16,681	$11,079	$6,511	$18,266	$30,901	$-	$102,292
Current period gross write offs	$-	$-	$-	$-	$-	$-	$-	$-

Consumer:
Pass (1-4)	$6,139	$3,549	$3,235	$1,151	$987	$357	$-	$15,418
Special mention (5)	-	-	-	-	-	-	-	-
Substandard (6)	-	-	-	-	-	-	-	-
Doubtful (7)	-	-	-	-	-	-	-	-
Loss (8)	-	-	-	-	-	-	-	-
Total consumer loans	$6,139	$3,549	$3,235	$1,151	$987	$357	$-	$15,418
Current period gross write offs	$124	$31	$29	$15	$13	$-	$-	$212

Total loans	$89,970	$78,801	$90,014	$97,573	$196,322	$226,672	$11,002	$790,354

Total current period gross write offs	$374	$31	$70	$15	$13	$-	$-	$503

The Farmers Bancorp

Notes to Consolidated Financial Statements

(Dollar Amounts in Thousands)

(unaudited)

Internal Risk Categories

Loan grades are numbered 1 through 8. Grades 1 through 4 are considered satisfactory grades. The grade of 5, or Watch or Special Mention, represents loans of lower quality and is considered criticized. The grades of 6, or Substandard, 7 or Doubtful and 8 or Loss, refer to assets that are classified. The use and application of these grades by the Company will be uniform and shall conform to the Company’s policy.

Prime (1) Loans are of superior quality with excellent credit strength and repayment ability providing a nominal credit risk.

Good (2) Loans are of above average credit strength and repayment ability providing only a minimal credit risk.

Satisfactory (3) Loans of reasonable credit strength and repayment ability providing an average credit risk due to one or more underlying weaknesses.

Acceptable (4) Loans of the lowest acceptable credit strength and weakened repayment ability providing a cautionary credit risk due to one or more underlying weaknesses. New borrowers are typically not underwritten within this classification.

Special Mention (5) A special mention asset has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution’s credit position at some future date. Special mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification. Ordinarily, special mention credits have characteristics which corrective management action would remedy.

Substandard (6) loans are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful (7) Loans classified as doubtful have all the weaknesses inherent in those classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of current known facts, conditions and values, highly questionable and improbable.

Loss (8) Loans classified as loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off even though partial recovery may be affected in the future.

The Farmers Bancorp

Notes to Consolidated Financial Statements

(Dollar Amounts in Thousands)

(unaudited)

The following tables present the Company’s loan portfolio aging analysis as of December 31, 2025 and June 30, 2025:

			12/31/2025
			Greater
	30-59 Days	60-89 Days	Than	Total		Total
	Past Due	Past Due	90 Days	Past Due	Current	Loans
Agricultural	$1,738	$-	$618	$2,356	$66,773	$69,129
Commercial	640	-	416	1,056	116,500	117,556
Commercial real estate	1,343	-	135	1,478	452,456	453,934
Construction	1,976	-	-	1,976	48,308	50,284
Residential	1,418	210	233	1,861	102,251	104,112
Consumer	21	42	4	67	13,229	13,296

Total loans	$7,136	$252	$1,406	$8,794	$799,517	$808,311

			6/30/2025
			Greater
	30-59 Days	60-89 Days	Than	Total		Total
	Past Due	Past Due	90 Days	Past Due	Current	Loans
Agricultural	$910	$293	$639	$1,842	$66,296	$68,138
Commercial	4	12	501	517	118,304	118,821
Commercial real estate	1,238	94	-	1,332	438,268	439,600
Construction	2,404	-	-	2,404	43,681	46,085
Residential	1,144	296	114	1,554	100,738	102,292
Consumer	56	23	-	79	15,339	15,418

Total loans	$5,756	$718	$1,254	$7,728	$782,626	$790,354

The entire balance of a loan is considered delinquent if the minimum payment contractually required to be made is not received by the specified due date.

Loans are reclassified to non-accruing status when, in management’s judgment, the collateral value and financial condition of the borrower do not justify accruing interest. At the time the accrual is discontinued, all unpaid accrued interest is reversed against earnings. Interest income accrued in prior years, if any, is charged to the allowance for credit losses. Payments subsequently received on nonaccrual loans are applied to principal. A loan is returned to accrual status when principal and interest are no longer past due and collectability is probable, typically after a minimum of six months of performance.

The Farmers Bancorp

Notes to Consolidated Financial Statements

(Dollar Amounts in Thousands)

(unaudited)

The following table presents the Company’s nonaccrual loans at December 31, 2025 and June 30, 2025:

	12/31/2025
	Nonaccrual loans with no allowance	Nonaccrual loans with allowance	Loans > 90 days and accruing
Agricultural	$572	$-	$46
Commercial	416	-	-
Commercial real estate	1,230	-	-
Construction	-	-	-
Residential	194	-	223
Consumer	108	-	4

Total nonaccrual loans	$2,520	$-	$273

	6/30/2025
	Nonaccrual loans with no allowance	Nonaccrual loans with allowance	Loans > 90 days and accruing
Agricultural	$639	$-	$-
Commercial	497	-	5
Commercial real estate	1,364	-	-
Construction	-	-	-
Residential	240	-	-
Consumer	23	-	-

Total nonaccrual loans	$2,763	$-	$5

Determining fair value for collateral dependent loans requires obtaining a current independent appraisal of the collateral and applying a discount factor, which includes selling costs if applicable, to the value. The fair value of real estate is generally based on appraisals by qualified licensed appraisers. The appraisers typically determine the value of the real estate by utilizing an income or market valuation approach. If an appraisal is not available, the fair value may be determined using a cash flow analysis. Fair value on other collateral such as business assets is typically ascertained by assessing, either singularly or some combination of, asset appraisals, accounts receivable aging reports, inventory listings and/or customer financial statements. Both appraisal values and values based on borrower’s financial information are discounted as considered appropriate based on age and quality of the information and current market conditions.

The Farmers Bancorp

Notes to Consolidated Financial Statements

(Dollar Amounts in Thousands)

(unaudited)

The following table presents the amortized cost basis of collateral dependent loans, which are individually evaluated to determine expected credit losses at December 31, 2025 and June 30, 2025:

	12/31/2025
	Commercial	Residential
	Real Estate	Real Estate	Other	Total
Agricultural	$-	$-	$1,000	$1,000
Commercial	-	-	466	466
Commercial real estate	1,334	-	-	1,334
Construction	-	-	-	-
Residential	-	348	-	348
Consumer	-	-	18	18

Total collateral dependent loans	$1,334	$348	$1,484	$3,166

	6/30/2025
	Commercial	Residential
	Real Estate	Real Estate	Other	Total
Agricultural	$-	$-	$1,026	$1,026
Commercial	-	-	530	530
Commercial real estate	1,445	-	-	1,445
Construction	-	-	-	-
Residential	-	253	-	253
Consumer	-	-	24	24

Total collateral dependent loans	$1,445	$253	$1,580	$3,278

Subsequent payments on nonaccrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured. Nonaccrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collection of interest or principal. The Company requires a period of satisfactory performance of not less than six months before returning a nonaccrual loan to accrual status.

Loans serviced for others are not included in the accompanying consolidated balance sheets. The risks inherent in mortgage-servicing assets relate primarily to changes in prepayments that result from shifts in mortgage interest rates. The unpaid principal balances of mortgage and other loans serviced for others were $154,894 and $153,680 at December 31, 2025 and June 30, 2025, respectively.

The Farmers Bancorp

Notes to Consolidated Financial Statements

(Dollar Amounts in Thousands)

(unaudited)

There was minimal change in the balance of servicing assets for six months ended December 31, 2025 and 2024.

Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, investor type and interest rates, were used to stratify the originated mortgage-servicing rights.

Note 4: Premises and Equipment

Period-end premises and equipment were as follows:

	12/31/2025	6/30/2025
Land	$3,712	$3,585
Buildings and improvements	21,779	20,135
Furniture and equipment	7,616	7,107
Construction in process	765	215
	33,872	31,041
Accumulated depreciation	(14,770)	(14,189)

	$19,102	$16,852

Note 5: Deposits

Certificates of deposits and other time deposits of more than $250 totaled approximately $64,576 and $60,936 at December 31, 2025 and June 30, 2025. Additionally, included within time deposits are brokered deposits of $98,660 and $60,624 at December 31, 2025 and June 30, 2025. At December 31, 2025, the scheduled maturities of time deposits are as follows:

2026	$190,402
2027	16,597
2028	3,463
2029	467
2030	14,241
Thereafter	-

$225,170

The Farmers Bancorp

Notes to Consolidated Financial Statements

(Dollar Amounts in Thousands)

(unaudited)

Note 6: Short-Term Borrowings

Short-term borrowings included the following at December 31, 2025 and June 30, 2025:

	12/31/2025	6/30/2025
Repurchase agreements	6,287	39,320
Total short-term borrowings	$6,287	$39,320

Repurchase agreements are borrowings from customers that are collateralized by a pledge of Mortgage-backed securities. The repurchase agreements mature daily.

The Company retains possession of and control over such securities pledged as collateral.

Information regarding repurchase agreements for the six months ended December 31, 2025, and year ended June 30, 2025 is presented below:

	Six months	Year
	ending	ending
	12/31/2025	6/30/2025
Average balance during the period	$19,379	$42,052
Average rate paid during the period	3.18%	3.51%
Maximum month end balance during the period	$32,703	$46,127

The following table represents the remaining contractual maturity of repurchase agreements disaggregated by the class of securities pledged as of December 31, 2025, and June 30, 2025:

			12/31/2025
	Overnight &
	Continuous	< 30 Days	30-90 Days	> 90 Days	Total
Mortgage-backed securities government-sponsored enterprises (GSE) residential	$6,287	$-	$-	$-	$6,287

			6/30/2025
	Overnight &
	Continuous	< 30 Days	30-90 Days	> 90 Days	Total
Mortgage-backed securities government-sponsored enterprises (GSE) residential	$39,320	$-	$-	$-	$39,320

	-	-	-	-	-

	$39,320	$-	$-	$-	$39,320

The Farmers Bancorp

Notes to Consolidated Financial Statements

(Dollar Amounts in Thousands)

(unaudited)

Note 7: Commitments and Off-Balance-Sheet Items

The Company, in the ordinary course of business, has commitments and contingent liabilities, such as guarantees and commitments to extend credit which are not reflected in the accompanying consolidated balance sheets. The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to make loans, standby letters of credit and financial guarantees is represented by the contractual amount of those instruments. The same credit policy is used to make such commitments as is used for on-balance-sheet items.

At December 31, 2025 and June 30, 2025, these financial instruments are summarized as follows:

	12/31/2025	6/30/2025
Financial instruments which contract amount represents credit risk:
Unused commercial lines of credit	$98,555	$104,011
Unused revolving lines of credit	45,605	41,489
Commitments to make loans	39,469	17,572
Standby letters of credit	3,906	3,564

The unused revolving and commercial lines of credit are predominantly variable rate agreements. The commitments are agreements to lend to a customer, provided they accept the terms and conditions offered. These commitments are generally extended for terms of up to 60 days and, in many cases, allow the customer to select from one of several financing options offered. Since many commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management’s credit evaluation of the borrower, and may include accounts receivable, inventory, property, land and other items.

At December 31, 2025 and June 30, 2025, the Company was not required to have deposits with the Federal Reserve or as cash on hand.

Note 8: Capital Requirements

Banks and holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involved quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgements by regulators. Failure to meet capital requirements can initiate regulatory action. The net unrealized gain or loss on available-for-sale securities is not included in computing regulatory capital. Management believes as of December 31, 2025 and June 30, 2025 the Bank meets all capital adequacy requirements to which It is subject.

The Farmers Bancorp

Notes to Consolidated Financial Statements

(Dollar Amounts in Thousands)

(unaudited)

Prompt corrective action regulations provide five classifications: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At December 31, 2025 and June 30, 2025, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.

In 2019, the federal banking agencies jointly issued a final rule that provides for an optional, simplified measure of capital adequacy, the community bank leverage ratio framework (CBLR framework), for qualifying community bank organizations, consistent with Section 201 of the Economic Growth, Regulatory Relief, and Consumer Protection Act.

The community bank leverage ratio removes the requirement for qualifying organizations to calculate and report risk-based capital but rather only requires a Tier 1 to average assets (leverage) ratio. Qualifying banking organizations that elect to use the community bank leverage ratio framework and maintain a leverage ratio greater than the required minimum will be considered to have satisfied the generally applicable risk based and leverage capital requirements in the agencies’ capital rules (generally applicable rule) and, if applicable, will be considered to have met the well capitalized ratio requirements for the purposes of section 38 of the Federal Deposit Insurance Act. The community bank leverage ratio minimum requirement is 9%. An eligible banking organization is provided a two-quarter grace period to correct a ratio that falls below this requirement amount, provided that the bank maintains a leverage ratio greater than 8%.

An eligible banking organization can opt out of the CBLR framework and revert to the risk-weighting framework without restriction. As of December 31, 2025 the Bank was a qualifying community bank organization as defined by the federal banking agencies and elected to measure capital adequacy under the CBLR framework.

Period-end actual and required capital amounts and ratios are presented below:

			Minimum Required
			To Be Well
			Capitalized Under
			Prompt Corrective
	Actual		Action Provisions
	Amount	Ratio	Amount	Ratio
As of December 31, 2025
Tier 1 Capital to average assets
Bank	111,154	9.9%	101,444	9.0%

As of June 30, 2025
Tier 1 Capital to average assets
Bank	107,666	10.1%	95,913	9.0%

The Farmers Bancorp

Notes to Consolidated Financial Statements

(Dollar Amounts in Thousands)

(unaudited)

Note 9: Related Party Transactions

At December 31, 2025 and June 30, 2025, the Company had loans outstanding to executive officers, directors, significant shareholders and their affiliates (related parties), in the amount of $15,884 and $14,652, respectively.

	12/31/2025	12/31/2024
Balance, beginning of year	14,652	10,989
New loans and advances	8,750	876
Repayments	(7,318)	(648)
Balance, end of period	16,084	11,217
Unused lines of credit	5,838	448

In management’s opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management’s opinion, these loans did not involve more than normal risk of collectability or present other unfavorable features.

Note 10: Disclosure About Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying consolidated balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy.

Available-for-Sale Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include agency securities, mortgage-backed government-sponsored securities and corporate securities. Third-party vendors compile prices from various sources and may apply such techniques as matrix pricing to determine the value of identical or similar investment securities (Level 2). Matrix pricing is a mathematical technique widely used in the banking industry to value investment securities without relying exclusively on quoted prices for specific investment securities but rather relying on the investment securities’ relationship to other benchmark quoted investment securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

The Farmers Bancorp

Notes to Consolidated Financial Statements

(Dollar Amounts in Thousands)
(unaudited)

The following tables present the fair value measurements of assets recognized in the accompanying consolidated balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2025 and June 30, 2025:

		12/31/2025
		Fair Value Measurements Using
		Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Fair	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
U.S. Government and federal agency	$7,920	$-	$7,920	$-
Mortgage-backed securities - GSE residential	125,550	-	125,550	-
State and municipal	67,512	-	67,512	-
Corporate	1,837	-	1,837	-
Interest Rate Swaps	463	-	463	-

	$203,282	$-	$203,282	$-

		6/30/2025
		Fair Value Measurements Using
		Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Fair	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
U.S. Government and federal agency	$8,016	$-	$8,016	$-
Mortgage-backed securities - GSE residential	121,719	-	121,719	-
State and municipal	58,088	-	58,088	-
Corporate	2,309	-	2,309	-
Interest Rate Swaps	527	-	527	-

	$190,659	$-	$190,659	$-

The Farmers Bancorp

Notes to Consolidated Financial Statements

(Dollar Amounts in Thousands)
(unaudited)

The following tables show the estimated fair value of financial instruments and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2025 and June 30, 2025:

				12/31/2025
			Fair Value Measurements Using
			Quoted Prices
			in Active	Significant
			Markets for	Other	Significant
			Identical	Observable	Unobservable
	Carrying	Fair	Assets	Inputs	Inputs
	Amount	Value	(Level 1)	(Level 2)	(Level 3)
Financial assets
Cash and cash equivalents	$73,275	$73,275	$73,275	$-	$-
Net loans	797,630	822,009	-	-	822,009
Accrued interest receivable	5,384	5,384	5,384	-	-
Restricted stock	7,143	7,143	-	-	7,143

Financial liabilities
Deposits	(919,645)	(911,657)	(686,617)	-	(225,040)
Short-term borrowings	(6,287)	(6,287)	-	-	(6,287)
FHLB advances	(105,000)	(105,203)	-	-	(105,203)
Subordinated debt	(14,781)	(11,675)	-	-	(11,675)
Accrued interest payable	(1,019)	(1,019)	(1,019)	-	-

				6/30/2025
			Fair Value Measurements Using
			Quoted Prices
			in Active	Significant
			Markets for	Other	Significant
			Identical	Observable	Unobservable
	Carrying	Fair	Assets	Inputs	Inputs
	Amount	Value	(Level 1)	(Level 2)	(Level 3)
Financial assets
Cash and cash equivalents	$66,242	$66,242	$66,242	$-	$-
Net loans	780,048	802,360	-	-	802,360
Accrued interest receivable	5,134	5,134	5,134	-	-
Restricted stock	7,143	7,143	-	-	7,143

Financial liabilities
Deposits	(851,316)	(853,282)	(671,669)	-	(181,613)
Short-term borrowings	(39,320)	(39,320)	-	-	(39,320)
FHLB advances	(110,000)	(110,201)	-	-	(110,201)
Subordinated debt	(14,764)	(11,675)	-	-	(11,675)
Accrued interest payable	(1,019)	(1,019)	(1,019)	-	-

The Farmers Bancorp

Notes to Consolidated Financial Statements

(Dollar Amounts in Thousands)
(unaudited)

Note 11: Stock-Based Compensation

On July 1, 2024 the Board of Directors authorized the 2024 Equity Incentive Plan (Plan) that enables the issuance of incentive stock options, non-qualified stock options, restricted stock, restricted stock units (RSUs) and performance share awards. The purpose of the Plan is to foster and promote the long-term financial success of the Company and materially increase shareholder value. The Company believes that such awards better align the interest of its employees with those of its shareholders.

Restricted Stock Units - On November 19, 2024 and June 17, 2025, the Company awarded 6,410 and 7,353 RSUs, respectively, to selected officers. These RSUs are subject to a three-year cliff vesting period, contingent upon continued service. Vesting may be accelerated in circumstances involving death, disability, or a change in control.

Holders of RSUs do not possess shareholder rights prior to settlement. Dividend equivalents accumulate throughout the vesting period and are disbursed upon settlement. RSUs are not recognized as participating securities for purposes of calculating earnings per share.

Compensation expense is recognized over the vesting period and is based on the fair value determined at the grant date using the previous quarter’s average share price.

There were 13,763 total RSUs issued under the plan as of December 31, 2025. There was no activity from July 1, 2025 to December 31, 2025.

As of December 31, 2025 there was $368 of total unrecognized compensation cost related to nonvested shares granted under the plan. The cost is expected to be recognized over a weighted average period of 2.84 years. The total fair value of shares vested during the years ended June 30, 2025 was $0.

Performance Share Units - On November 19, 2024, and June 17, 2025, the Company issued 11,743 and 7,353 Performance Share Units (PSUs), respectively, to certain officers. These PSUs include a three-year performance period ending June 30, 2027, with possible payouts ranging from 0% to 150% of the granted awards depending on the achievement of certain performance metrics.

The performance metrics considered are:

•	3-Year Average Return on Average Assets (ROAA)
•	3-Year Average Asset Growth Rate

PSUs may be settled in cash or stock at the discretion of the Compensation Committee and are classified as liability awards under ASC 718. The units are remeasured at fair value each reporting period until settlement, with fair value determined using the current share price. Recipients do not possess shareholder rights or dividend entitlements before settlement, and therefore, the PSUs are not considered as participating securities for purposes of calculating earnings per share. Total compensation cost recognized during the year ended December 31, 2025 was $259.

The Farmers Bancorp

Notes to Consolidated Financial Statements

(Dollar Amounts in Thousands)
(unaudited)

Note 12: Earnings Per Share

Basic earnings per share (“EPS”) is computed by dividing net income allocated to common stock by the weighted average number of common shares outstanding during the period which excludes the participating securities. Diluted EPS includes the dilutive effect of additional potential common shares from stock compensation awards, but excludes awards considered participating securities. The following table presents the computation of basic and diluted EPS for the periods indicated (in thousands, except for share and per share data):

	Six months ended December 31
	2025	2024
Net income	$5,259	$4,860

Shares outstanding for Basic EPS	1,830,312	1,827,316

Additional Dilutive Shares	1,678	79

Shares outstanding for Diluted EPS	1,831,990	1,827,395

Basic EPS	$2.87	$2.66
Diluted EPS	$2.87	$2.66

Note 13: Segment Information

The Company’s reportable segment is determined by the Chief Financial Officer, who is designated the chief operating decision maker, based upon information provided about the Company’s products and services offered, primarily banking operations. The segment is also distinguished by the level of information provided to the chief operating decision maker, who uses such information to review performance of various components of the business such as branches, which are then aggregated if operating performance, products/services, and customers are similar. The chief operating decision maker will evaluate the financial performance of the Company’s business components such as by evaluating revenue streams, significant expenses, and budget to actual results in assessing the Company’s segment and in the determination of allocating resources. The chief operating decision maker uses revenue streams to evaluate product pricing and significant expenses to assess performance and evaluate return on assets. The chief operating decision maker uses consolidated net income to benchmark the Company against competitors. The bench marking analysis coupled with monitoring of budget to actual results are used in the assessment of performance and in establishing compensation. Loans, investments, and deposits provide the revenues in the banking operations. Interest expense, provisions for credit losses, and payroll provide the significant expenses in the banking operation. All operations are domestic.

The Farmers Bancorp

Notes to Consolidated Financial Statements

(Dollar Amounts in Thousands)

(unaudited)

Accounting policies for segments are the same as those described in Note 1 of the June 30, 2025 and 2024 consolidated financial statements. Segment performance is evaluated using consolidated net income. Information reported internally for performance assessment by the chief operating decision maker follows, inclusive of reconciliations of significant segment totals to the financial statements:

	Banking
	Segment
	Six months ended December 31
	2025	2024
Interest Income	$30,794	$27,400

Reconciliation of revenue
Other revenues	3,537	3,587
Total consolidated revenues	$34,331	$30,987

Less:
Interest expense	12,937	11,941
Segment net interest income and noninterest income	$21,394	$19,046

Less:
Provision for credit losses	700	281
Payroll expense	8,425	7,615
Other segment items	6,010	5,469
Income tax expense	1,000	821
Consolidated net income	$5,259	$4,860

Other segment disclosures
Interest income	$30,794	$27,400
Interest expense	12,937	11,941
Depreciation	604	450
Other significant noncash items:
Provision for credit loss	700	281

Reconciliation of assets
Total consolidated assets	$1,141,979	$1,102,492

The Farmers Bancorp

Notes to Consolidated Financial Statements

(Dollar Amounts in Thousands)

(unaudited)

Note 14: Merger Agreement

On November 11, 2025, the Company and Richmond Mutual Bancorporation, Inc. (“Richmond Mutual”) jointly announced the signing of an agreement and plan of merger (the “Merger Agreement”) under which Richmond Mutual will acquire the Company in a stock transaction. Under the terms of the Merger Agreement, which was unanimously approved by the boards of directors of both companies, the Company will merge into Richmond Mutual. Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger, each share of the Company’s common stock issued and outstanding will be converted into 3.40 shares of Richmond Mutual’s common stock.

Subject to receipt of the regulatory approvals and satisfaction of other customary closing conditions, including the approval of the Company’s shareholders, the transaction is anticipated to close in the 2nd quarter of 2026. The Merger Agreement provides certain termination rights for both Richmond Mutual and the Company and further provides that a termination fee of $3.3 million will be payable by the Company to Richmond Mutual upon the termination of the Merger Agreement under certain circumstances.

Events have been evaluated through the date of March 24, 2026, which is the date the consolidated financial statements were available to be issued.

Appendix A

AGREEMENT AND PLAN OF MERGER

by and between

RICHMOND MUTUAL BANCORPORATION, INC.

and

THE FARMERS BANCORP, FRANKFORT, INDIANA

Dated as of November 11, 2025

A-1

TABLE OF CONTENTS

Page

RECITALS		A-8
ARTICLE I THE MERGER		A-9
1.2	Effective Time	A-9
1.3	Effects of the Merger	A-9
1.4	Conversion of Stock	A-9
1.5	Company Equity Awards	A-11
1.6	Withholding	A-11
1.7	Incorporation Documents and Bylaws of the Surviving Company	A-11
1.8	Directors and Officers	A-11
1.9	The Bank Merger	A-12
ARTICLE II DELIVERY OF MERGER CONSIDERATION		A-12
2.1	Exchange Agent	A-12
2.2	Deposit of Merger Consideration	A-12
2.3	Delivery of Merger Consideration	A-13
ARTICLE III REPRESENTATIONS AND WARRANTIES OF COMPANY		A-15
3.1	Corporate Organization	A-16
3.2	Capitalization	A-17
3.3	Authority; No Violation	A-18
3.4	Consents and Approvals	A-18
3.5	Reports	A-19
3.6	Financial Statements, Accounting and Internal Controls	A-19
3.7	Broker’s Fees	A-21
3.8	Absence of Certain Changes or Events	A-21
3.9	Legal Proceedings	A-21
3.10	Taxes and Tax Returns	A-22
3.11	Employees and Employee Benefit Plans	A-23
3.12	Shareholder Reports	A-26
3.13	Compliance with Applicable Law	A-26
3.14	Certain Contracts	A-27
3.15	Agreements with Regulatory Agencies	A-28
3.16	Risk Management Instruments	A-28
3.17	Environmental Matters	A-29
3.18	Investment Securities, Commodities and BOLI	A-29
3.19	Real Property	A-30
3.20	Intellectual Property	A-30
3.21	Related Party Transactions	A-31
3.22	State Takeover Laws	A-31
3.23	Reorganization	A-31
3.24	Opinion of Financial Advisor	A-31
3.25	Company Information	A-31
3.26	Loan Portfolio	A-32
3.27	Insurance	A-33
3.28	Information Security	A-33
3.29	No Investment Advisor Subsidiary; No Broker-Dealer Subsidiary	A-33
3.30	No Other Representations or Warranties	A-33

A-2

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF RMBI		A-34
4.1	Corporate Organization	A-34
4.2	Capitalization	A-35
4.3	Authority; No Violation	A-36
4.4	Consents and Approvals	A-36
4.5	Reports	A-37
4.6	Financial Statements	A-37
4.7	Broker’s Fees	A-38
4.8	Absence of Certain Changes or Events	A-39
4.9	Legal Proceedings	A-39
4.10	Taxes and Tax Returns	A-39
4.11	Employees and Employee Benefit Plans	A-40
4.12	SEC Reports	A-42
4.13	Compliance with Applicable Law	A-43
4.14	Agreements with Regulatory Agencies	A-44
4.15	Risk Management Instruments	A-44
4.16	Environmental Matters	A-44
4.17	Investment Securities and Commodities	A-45
4.18	Real Property	A-45
4.19	Intellectual Property	A-45
4.20	State Takeover Laws	A-45
4.21	Reorganization	A-46
4.22	Opinion of Financial Advisor	A-46
4.23	RMBI Information	A-46
4.24	Loan Portfolio	A-46
4.25	Insurance	A-47
4.26	Information Security	A-47
4.27	No Other Representations or Warranties	A-47
ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		A-48
5.1	Company Conduct of Businesses Prior to the Effective Time	A-48
5.2	Company Forbearances	A-48
5.3	RMBI Conduct of Business Prior to the Effective Time	A-51
5.4	RMBI Forbearances	A-52
ARTICLE VI ADDITIONAL AGREEMENTS		A-53
6.1	Regulatory Matters	A-53
6.2	Access to Information and Current Information	A-54
6.3	Shareholder Meetings	A-56
6.4	Reservation of Shares and Nasdaq Listing	A-57
6.5	Employee Matters	A-57
6.6	Officers' and Directors' Insurance; Indemnification	A-59
6.7	Exemption from Liability Under Section 16(b)	A-60
6.8	No Solicitation	A-60
6.9	Notification of Certain Matters	A-62
6.10	Correction of Information	A-62
6.11	System Integration	A-62
6.12	Coordination; Integration	A-62
6.13	Non-Control.	A-63
6.14	Company Director Action	A-63
ARTICLE VII CONDITIONS PRECEDENT		A-64
7.1	Conditions to Each Party's Obligations	A-64

A-3

7.2	Conditions to Obligations of RMBI	A-64
7.3	Conditions to Obligations of Company	A-65
ARTICLE VIII TERMINATION AND AMENDMENT		A-65
8.1	Termination	A-65
8.2	Effect of Termination	A-66
8.3	Fees and Expenses	A-67
8.4	Termination Fee	A-67
8.5	Amendment	A-67
8.6	Extension; Waiver	A-67
ARTICLE IX GENERAL PROVISIONS		A-68
9.1	Closing	A-68
9.2	Nonsurvival of Representations, Warranties and Agreements	A-68
9.3	Notices	A-68
9.4	Interpretation	A-69
9.5	Counterparts	A-70
9.6	Entire Agreement	A-70
9.7	Governing Law	A-70
9.8	Publicity	A-70
9.9	Assignment; Third Party Beneficiaries	A-70
9.10	Specific Performance; Time of the Essence	A-71
9.11	Electronic Transmission	A-71

EXHIBITS

Exhibit A	Form of RMBI Voting Agreement
Exhibit B	Form of Company Voting Agreement
Exhibit C	Form of Plan of Bank Merger

A-4

INDEX OF DEFINED TERMS

Definition	Page

$	A-69
Acceptable Confidentiality Agreement	A-60
Acquisition Proposal	A-61
affiliate	A-69
Agreement	A-8
Articles of Merger	A-9
Average RMBI Stock Price	A-14
Bank Call Reports	A-20
Bank Merger	A-12
Bank Merger Certificates	A-12
BHC Act	A-16
BOLI	A-29
business day	A-69
Cancelled Shares	A-10
Claim	A-59
Closing	A-68
Closing Date	A-68
Code	A-8
Company	A-9
Company Articles	A-16
Company Bank	A-12
Company Benefit Plans	A-23
Company Board Recommendation	A-56
Company Bylaws	A-16
Company Change in Recommendation	A-61
Company Common Stock	A-9
Company Confidential Information	A-60
Company Contract	A-27
Company Directors	A-11
Company Disclosure Schedule	A-15
Company Equity Plan	A-11
Company ERISA Affiliate	A-23
Company Financial Statements	A-19
Company Indemnified Party	A-59
Company Individuals	A-60
Company Insiders	A-60
Company Leased Properties	A-30
Company Officers	A-12
Company Owned Properties	A-30
Company Performance Stock Award	A-11
Company Qualified Plans	A-23
Company Real Property	A-30
Company Regulatory Agreement	A-28
Company Reports	A-26
Company Representatives	A-60
Company RSU Award	A-11
Company Shareholder Approval	A-18
Company Shareholder Meeting	A-56
Company Subsidiary	A-16
Company Voting Agreement	A-8

A-5

Company Warranty Standard	A-15
Confidentiality Agreement	A-55
Covered Employees	A-57
Department	A-9
DFI	A-18
dollars	A-69
DPC Common Shares	A-10
Effective Time	A-9
Enforceability Exception	A-18
Environmental Laws	A-29
ERISA	A-23
Exchange Agent	A-12
Exchange Agent Agreement	A-12
Exchange Fund	A-12
Exchange Ratio	A-9
FBR	A-11
FDIC	A-16
Federal Reserve Board	A-18
FHLB	A-16
Form S-4	A-18
GAAP	A-16
Governmental Entity	A-18
include	A-69
includes	A-69
including	A-69
Insurance Amount	A-59
Intellectual Property	A-30
Janney	A-21
knowledge	A-69
Letter of Transmittal	A-13
Liens	A-17
Loans	A-32
made available	A-69
Material Adverse Effect	A-16
Merger	A-8
Merger Consideration	A-9
MGCL	A-9
Multiemployer Plan	A-24
Multiple Employer Plan	A-24
Nasdaq	A-14
Old Certificate	A-10
or	A-69
Parties	A-8
Party	A-8
Permitted Encumbrances	A-30
person	A-69
Personal Data	A-26
Plan of Bank Merger	A-12
Proxy Statement	A-18
Regulatory Agencies	A-19
Requisite Regulatory Approvals	A-64

A-6

RMBI	A-8
RMBI Articles	A-34
RMBI Benefit Plans	A-40
RMBI Board Recommendation	A-56
RMBI Bylaws	A-34
RMBI Change in Recommendation	A-56
RMBI Common Stock	A-9
RMBI Disclosure Schedule	A-34
RMBI Equity Plans	A-35
RMBI ERISA Affiliate	A-40
RMBI Leased Properties	A-45
RMBI Owned Properties	A-45
RMBI Qualified Plans	A-40
RMBI Real Property	A-45
RMBI Regulatory Agreement	A-44
RMBI Reports	A-42
RMBI Restricted Stock Awards	A-35
RMBI Stock Options	A-35
RMBI Stockholder Approval	A-56
RMBI Stockholder Meeting	A-56
RMBI Subsidiary	A-34
RMBI Voting Agreement	A-8
RMBI Warranty Standard	A-34
Sarbanes-Oxley Act	A-26
SEC	A-18
Securities Act	A-31
Security Breach	A-26
Settlement Agreement	A-28
Split Dollar Policies	A-24
SRO	A-19
Subsidiary	A-16
Superior Proposal	A-61
Surviving Bank	A-12
Surviving Company	A-8
Takeover Statutes	A-31
Tax	A-22
Tax Return	A-22
Taxes	A-22
Termination Fee	A-67
the date hereof	A-69
transactions contemplated by this Agreement	A-69
transactions contemplated hereby	A-69
Trust Account Common Shares	A-10
Unduly Burdensome Condition	A-64

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of November 11, 2025 (this “Agreement”), by and between Richmond Mutual Bancorporation, Inc., a Maryland corporation (“RMBI”), and The Farmers Bancorp, Frankfort, Indiana, an Indiana corporation (“Company”, and together with RMBI, the “Parties”, and each individually, a “Party”).

RECITALS

A.            The Boards of Directors of the Parties have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Agreement in which Company will, on the terms and subject to the conditions set forth in this Agreement, merge with and into RMBI (the “Merger”), with RMBI as the surviving Company in the Merger (sometimes referred to in such capacity as the “Surviving Company”).

B.            As a condition to the willingness of RMBI to enter into this Agreement, all of the directors of Company have entered into voting agreements (each a “RMBI Voting Agreement”), substantially in the form attached hereto as Exhibit A, with RMBI.

C.            As a condition to the willingness of Company to enter into this Agreement, all of the directors of RMBI have entered into voting agreements (each a “Company Voting Agreement”), substantially in the form attached hereto as Exhibit B, with the Company.

D.            The Parties intend the Merger to be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and intend for this Agreement to constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

E.             The Parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, the Parties agree as follows:

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ARTICLE I
THE MERGER

1.1	The Merger.

(a)           Subject to the terms and conditions of this Agreement, in accordance with the Maryland General Corporation Law (the “MGCL”) and the Indiana Business Corporation Law (the “IBCL”), at the Effective Time (as defined in Section 1.2), Company shall merge with and into RMBI. RMBI shall be the Surviving Company in the Merger and shall continue its existence as a corporation under the laws of the State of Maryland. As of the Effective Time, the separate corporate existence of Company shall cease.

(b)           Subject to the written consent of Company, which shall not be unreasonably withheld or delayed, RMBI may at any time change the method of effecting the combination if and to the extent requested by RMBI; provided, however, that no such change or amendment shall (i) alter or change the amount or kind of the Merger Consideration (as defined in Section 1.4(b)) to be received by the shareholders of Company, (ii) adversely affect the tax consequences of the Merger to the shareholders of Company or the tax treatment of either Party pursuant to this Agreement, or (iii) impede or materially delay consummation of the transactions contemplated by this Agreement.

1.2           Effective Time. Subject to the terms and conditions of this Agreement, simultaneously with the Closing (as defined in Section 9.1), the Parties shall execute, and RMBI shall cause to be filed (a) with the Department of Assessments and Taxation of the State of Maryland (the “Department”), articles of merger as provided in the MGCL (the “Articles of Merger”) and (b) with the Secretary of State of the State of Indiana articles of merger as provided in the Indiana Business Corporation Law (the “Indiana Articles of Merger”). The Merger shall become effective at such time as designated in the Articles of Merger and Indiana Articles of Merger (the “Effective Time”).

1.3           Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the MGCL and the IBCL. Further, RMBI hereby expressly agrees to assume, at the Effective Time, all rights, responsibilities and obligations of Company under the Subordinated Debentures of Company and related agreements described on Section 3.2(a)-1 of the Company Disclosure Schedule according to their terms.

1.4           Conversion of Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Company, RMBI or the holders of any of the following securities:

(a)           Each share of common stock, $0.01 par value, of RMBI, (“RMBI Common Stock”) issued and outstanding immediately prior to the Effective Time shall remain outstanding and continue to be one validly issued, fully paid and nonassessable share of common stock, $0.01 par value, of the Surviving Company.

(b)           Subject to Section 1.4(c) and the payment of cash in lieu of fractional shares as provided herein, each share of common stock, $0.01 par value, of Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time, including Trust Account Common Shares and DPC Common Shares (as such terms are defined in Section 1.4(c)) but excluding any Cancelled Shares (as defined Section 1.4(c)), shall be converted into the right to receive 3.4 shares (the “Exchange Ratio”) of RMBI Common Stock (the “Merger Consideration”).

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(c)           All shares of Company Common Stock that are owned immediately prior to the Effective Time by Company or RMBI (other than shares of Company Common Stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties (any such shares, “Trust Account Common Shares”) and other than shares of Company Common Stock held, directly or indirectly, by Company or RMBI in respect of a debt previously contracted (any such shares, “DPC Common Shares”)) shall be cancelled and shall cease to exist and no stock of RMBI or other consideration shall be delivered in exchange therefor (any such shares, the “Cancelled Shares”).

(d)           As of the Effective Time, all of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 1.4 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each certificate (each, an “Old Certificate”, it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock) previously representing any such shares of Company Common Stock shall thereafter represent only the right to receive (i) the Merger Consideration, (ii) cash in lieu of a fractional share which the holder thereof shall have become entitled to receive pursuant to Section 2.3(f) and (iii) any dividends or distributions which the holder thereof shall have become entitled to receive on the Merger Consideration pursuant to Section 2.3(c), in each case, without any interest thereon. If, prior to the Effective Time, the outstanding shares of RMBI Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, or there shall be any extraordinary dividend or distribution, and such change or event has an adverse economic effect on the value of the Merger Consideration, then an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give the holders of Company Common Stock the same economic effect as contemplated by this Agreement with respect to the Merger Consideration prior to such change or event.

(e)           Notwithstanding anything in this Agreement to the contrary, any issued and outstanding shares of Company Common Stock held by a person (a “Dissenting Shareholder”) who has not voted in favor of, or consented to, the adoption of this Agreement and has complied with all the provisions of the IBCL concerning the rights of holders of shares of Company Common Stock to require payment in cash of the “fair value” of such Company Common Stock (the “Dissenting Shares”), in accordance with Indiana Code § 23-1-44, as amended, shall not be converted into the right to receive the Merger Consideration and cash for fractional shares as determined in accordance with this Agreement, but shall become the right to receive such consideration as may be determined to be due to such Dissenting Shareholder pursuant to the procedures set forth in Indiana Code § 23-1-44, as amended. If such Dissenting Shareholder withdraws its demand for “fair value” or fails to perfect or otherwise loses its rights as a dissenting shareholder, in any case under the IBCL, each of such Dissenting Shareholder’s shares of Company Common Stock shall thereupon be treated as though such shares of Company Common Stock had been converted into the right to receive the Merger Consideration pursuant to this Agreement. Company shall notify RMBI of each shareholder who asserts rights as a Dissenting Shareholder following receipt of such Dissenting Shareholder’s written demand delivered as provided in Indiana Code § 23-1-44, as amended. Prior to the Closing Date, Company shall not, except with the prior written consent of RMBI voluntarily make any payment, settle or commit to settle, or offer to settle any rights of a Dissenting Shareholder asserted under Indiana Code § 23-1-44, as amended.

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1.5           Company Equity Awards.

(a)            At the Effective Time, each restricted stock unit award in respect to a share of Company Common Stock subject to vesting, repurchase or other time-based lapse restrictions under the Company’s 2024 Equity Incentive Plan (a “Company Equity Plan”) that is outstanding and unvested immediately prior to the Effective Time (a “Company RSU Award”) shall automatically vest in full, and the shares of Company Common Stock underlying such vested Company RSU Award shall be considered outstanding shares of Company Common Stock entitled to the treatment set forth in Section 1.4(b). RMBI shall provide the consideration described in this Section 1.5(a) less applicable Tax withholding (which shall be satisfied by the withholding of shares of Company Common Stock prior to the Effective Time). Each outstanding performance share award agreement under a Company Equity Plan that is unvested immediately prior to the Effective Time (a “Company Performance Stock Award”) shall be terminated and cashed out based on the target award levels immediately prior to the Effective Time.

(b)           At the Effective Time, each Company Equity Plan and all related award agreements thereunder shall terminate and any other plan, program or arrangement of Company providing for the issuance, award or grant of any interest in respect of the capital stock of Company shall be of no further force or effect.

(c)            At or prior to the Effective Time, the Boards of Directors of the Parties or their respective compensation committees, as applicable, shall take all necessary action to effectuate the provisions of this Section 1.5.

1.6           Withholding. RMBI shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any consideration payable or otherwise deliverable pursuant to this Agreement, such amounts as may be required to be deducted or withheld therefrom under any provision of any law related to Taxes (as defined in Section 3.10(d)) or under any legal requirements. RMBI shall cause all amounts so withheld to be timely paid over to the appropriate Governmental Entity (as defined in Section 3.4) in accordance with applicable law. Amounts withheld or deducted pursuant to and in accordance with this Section 1.6 and paid over to the appropriate Governmental Entity shall be treated for all purposes of this Agreement as having been paid to the recipient in respect of which such deduction and withholding was made.

1.7           Incorporation Documents and Bylaws of the Surviving Company. At the Effective Time, the articles of incorporation of RMBI in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Company until thereafter amended in accordance with applicable law. The bylaws of RMBI, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Company until thereafter amended in accordance with applicable law and the terms of such bylaws.

1.8           Directors and Officers.

(a)            Subject to applicable law, RMBI Articles and RMBI Bylaws, and RMBI’s corporate governance process for new directors, the six (6) existing directors of RMBI immediately prior to the Effective Time, together with five (5) of the current Company directors to be mutually agreed upon prior to the Closing Date by the Parties (the “Company Directors”) so long as they continue to be directors of Company immediately prior to the Effective Time, shall be the directors of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. On or prior to the Closing Date, RMBI shall cause the Company Directors to be added to the Board of Directors of RMBI and First Bank Richmond (“FBR”) as of the Effective Time.

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(b)           The officers of RMBI immediately prior to the Effective Time together with certain current Company officers (as listed on Section 1.8(b) of the Company Disclosure Schedule) (the “Company Officers”) shall be the officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

1.9           The Bank Merger.

(a)           Immediately after the Effective Time, RMBI shall merge The Farmers Bank (“Company Bank”), an Indiana chartered commercial bank and wholly owned subsidiary of Company, with and into FBR (the “Bank Merger”) in accordance with the provisions of applicable banking laws and regulations, and FBR shall be the resulting institution or surviving bank (the “Surviving Bank”). The Bank Merger shall have the effects as set forth under applicable state and federal banking laws and regulations and the Boards of Directors of the Parties shall approve, and shall cause the boards of directors of Company Bank and FBR, respectively, to approve, a separate combination agreement/plan of merger (the “Plan of Bank Merger”) in substantially the form attached hereto as Exhibit B, and cause the Plan of Bank Merger to be executed and delivered as soon as practicable following the date of execution of this Agreement. In addition, Company shall cause Company Bank, and RMBI shall cause FBR, to execute and file in accordance with applicable state and federal banking laws and regulations such articles of merger or combination, corporate resolutions, and/or other documents and certificates as are necessary to make the Bank Merger effective (the “Bank Merger Certificates”).

(b)           At the Effective Time, the articles of incorporation of FBR in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Bank until thereafter amended in accordance with applicable law, except that the main office of the Surviving Bank shall be 9 East Clinton Street, Frankfort, Indiana 46041, and the name shall be changed to a name to be mutually agreed upon by the Parties prior to the Closing Date. The bylaws of FBR, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Bank until thereafter amended in accordance with applicable law and the terms of such bylaws, except that the main office of the Surviving Bank shall be 9 East Clinton Street, Frankfort, Indiana 46041, and the name shall be changed to a name to be mutually agreed upon by the Parties prior to the Closing Date.

ARTICLE II
DELIVERY OF MERGER CONSIDERATION

2.1           Exchange Agent. Prior to the mailing date, RMBI shall appoint an unrelated bank or trust company reasonably acceptable to Company, or RMBI's transfer agent, pursuant to an agreement (the “Exchange Agent Agreement”) to act as exchange agent (the “Exchange Agent”) hereunder.

2.2           Deposit of Merger Consideration. At or prior to the Effective Time, RMBI shall (i) deposit with the Exchange Agent, or authorize the Exchange Agent to issue, an aggregate number of shares of RMBI Common Stock equal to the aggregate Merger Consideration and (ii) deposit, or cause to be deposited with, the Exchange Agent, any cash payable in lieu of fractional shares pursuant to Section 2.3(f) (together, the “Exchange Fund”), and RMBI shall instruct the Exchange Agent to timely deliver the Merger Consideration.

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2.3           Delivery of Merger Consideration.

(a)            As soon as reasonably practicable after the Effective Time (and in any event within twenty (20) days thereafter), and subject to the receipt by the Exchange Agent of a list of Company’s shareholders in a format that is reasonably acceptable to the Exchange Agent, the Exchange Agent shall mail to each holder of an Old Certificate (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to each Old Certificate shall pass, only upon delivery of such Old Certificate (or an affidavit of loss in lieu of such Old Certificate)) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”) and (ii) instructions for use in surrendering each Old Certificate in exchange for the Merger Consideration, any cash in lieu of a fractional share of RMBI Common Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to Section 2.3(c).

(b)           As soon as reasonably practicable after surrender to the Exchange Agent of its Old Certificate or Old Certificates, accompanied by a properly completed Letter of Transmittal, such holder of Company Common Stock will be entitled to receive the Merger Consideration, any cash in lieu of a fractional share of RMBI Common Stock to be issued or paid in consideration therefor, and any dividends or distributions to which such holder is entitled pursuant to Section 2.3(c), in respect of the shares of Company Common Stock represented by such holder’s Old Certificate or Old Certificates. Until so surrendered, each Old Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration and any cash in lieu of a fractional share of RMBI Common Stock to be issued or paid in consideration therefor upon surrender of such Old Certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article II.

(c)            No dividends or other distributions with respect to RMBI Common Stock shall be paid to the holder of any unsurrendered Old Certificate with respect to the shares of RMBI Common Stock represented thereby, in each case unless and until the surrender of such Old Certificate in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, and in addition to the other amounts set forth herein, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of RMBI Common Stock represented by such Old Certificate and not paid and (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to whole shares of RMBI Common Stock represented by such Old Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the RMBI Common Stock issuable with respect to such Old Certificate.

(d)           If any certificates (including by book entry ownership) evidencing RMBI Common Stock are to be issued in a name other than that in which the Old Certificate evidencing Company Common Stock surrendered in exchange is registered, it shall be a condition of issuance that the Old Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person requesting the exchange pay to the Exchange Agent or RMBI, as applicable, any transfer, recordation or similar Tax required by the issuance of a certificate for shares of RMBI Common Stock in any name other than that of the registered holder of the Old Certificate surrendered or otherwise demonstrate to the satisfaction of the Exchange Agent or RMBI, as applicable, that any such Tax has been paid or is not payable.

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(e)            After the Effective Time, there shall be no transfers on the stock transfer books of Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Company Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration, any cash in lieu of fractional shares of RMBI Common Stock to be issued or paid in consideration therefor, and any dividends or distributions to which such holder is entitled, in accordance with the procedures set forth in this Article II.

(f)            Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of RMBI Common Stock shall be issued upon the surrender of Old Certificates for exchange, no dividend or distribution with respect to RMBI Common Stock shall be payable on or with respect to any fractional share, and such fractional share interest shall not entitle the owner thereof to vote or to any other rights of a shareholder of RMBI. In lieu of the issuance of any such fractional share, RMBI shall pay to each former shareholder of Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the daily volume weighted average price of RMBI Common Stock on the NASDAQ Stock Market (“Nasdaq”) or such other exchange or market on which RMBI Common Stock is then listed or quoted for the five (5) days immediately prior to the Closing Date (as defined in Section 9.1) (the “Average RMBI Stock Price”) by (ii) the fraction of a share (after taking into account all shares of Company Common Stock held by such holder at the Effective Time and rounded to the nearest one ten thousandth when expressed in decimal form) of RMBI Common Stock to which such holder would otherwise be entitled to receive pursuant to this Agreement.

(g)           Until the twelve (12) month anniversary of the Effective Time, RMBI shall make available on a timely basis or cause to be made available to the Exchange Agent the following: (i) certificates, or at RMBI’s option, evidence of shares in book-entry form, representing the shares of RMBI Common Stock, sufficient to pay the aggregate Merger Consideration required pursuant to Article I, and (ii) the estimated amount of cash to be paid in lieu of fractional shares of RMBI Common Stock, each to be given to the holders of Company Common Stock in exchange for Old Certificates pursuant to Article I. Upon such twelve (12) month anniversary, any such cash or certificates remaining in the possession of the Exchange Agent, together with any earnings in respect thereof, shall be delivered to RMBI.  Any holder of Old Certificates who has not exchanged his or her Old Certificates for the Merger Consideration pursuant to Article I, and who has not submitted a letter of transmittal, if required, shall thereafter be entitled to look only to RMBI with respect to the Merger Consideration, any cash in lieu of any fractional share interest and any unpaid dividends and distributions on the RMBI Common Stock deliverable in respect of the shares represented by an Old Certificate such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of RMBI, Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

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(h)           In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by RMBI or the Exchange Agent, the posting by such person of a bond in such amount as RMBI may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the Merger Consideration, any cash in lieu of any fractional share interest and any dividends and distributions to which such person is entitled in respect thereof pursuant to this Agreement provided, that RMBI shall not require the posting of an indemnity bond in the event that the person making such affidavit of lost certificate is an individual and the aggregate amount of Merger Consideration to be paid to such person pursuant to this Agreement is less than $5,000.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as disclosed in the disclosure schedule delivered by Company to RMBI prior to the execution and delivery of this Agreement (the “Company Disclosure Schedule”), provided, that (a) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Company that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect (as defined in Section 3.1(a)) and (b) any disclosures made with respect to a section of Article III shall be deemed to qualify (1) any other section of Article III specifically referenced or cross-referenced and (2) other sections of Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, Company hereby makes the following representations and warranties to RMBI, subject to the standards contained in the next sentence. No representation or warranty of Company contained in this Article III (other than the representations and warranties in (i) Sections 3.2 and 3.8, which shall be true and correct in all respects (except in the case of Section 3.2(a) for inaccuracies that are de minimis in amount) and (ii) Sections 3.1(b) (last sentence only), 3.3, 3.7 and 3.13, which shall be true and correct in all material respects) shall be deemed untrue or incorrect, and Company shall not be deemed to have breached any of its representations or warranties, as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together in the aggregate with all other facts, circumstances or events inconsistent with Company’s representations or warranties contained in this Article III, has had or is reasonably likely to have a Material Adverse Effect (disregarding for such purposes and determination any materiality, Material Adverse Effect or knowledge qualification or exception contained in any representation or warranty) on Company (the “Company Warranty Standard”).

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3.1	Corporate Organization.

(a)           Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Indiana, and is a bank or financial holding company duly registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”).  Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted.  Company is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company.  As used in this Agreement, the term “Material Adverse Effect” means, with respect to a Party, a material adverse effect on (i) the business, properties, results of operations or financial condition of such Party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in United States generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such Party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities (as hereinafter defined), (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally, (D) public disclosure of the transactions contemplated hereby or actions or inactions expressly permitted by this Agreement (including any effect on a Party’s relationships with its customers, vendors or employees) or that are taken with the prior written consent of the other Party in contemplation of the transactions contemplated hereby, (E) a decline in the trading price of a Party’s common stock or the failure, in and of itself, to meet earnings projections, but not, in either case, including the underlying causes thereof; (F)  the effects of the expenses incurred by Company or RMBI in negotiating, documenting, effecting, and consummating the transactions contemplated hereby or (G) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health events; except, with respect to subclauses (A), (B), or (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such Party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such Party and its Subsidiaries operate); or (ii) the ability of such Party or its bank Subsidiary to timely consummate the transactions contemplated hereby.  As used in this Agreement, the word “Subsidiary” when used with respect to a Party, means any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, which is consolidated with such Party for financial reporting purposes.  True and complete copies of the Company Articles and the bylaws of Company (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been made available by Company to RMBI.

(b)           Each Subsidiary of Company (a “Company Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on Company and (iii) has all requisite power and authority to own or lease its properties and assets and to carry on its business as now conducted.  Except as set forth in Section 3.1(b) of the Company Disclosure Schedule, there are no restrictions on the ability of any Company Subsidiary to pay dividends or distributions except for statutory restrictions on dividends or distributions generally applicable to all entities of the same type and, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities.  The deposit accounts of Company Bank are insured by the Federal Deposit Insurance Corporation (“FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened.  Section 3.1(b) of the Company Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Company as of the date hereof. Neither Company nor any of its Subsidiaries owns any equity or profit-and-loss interest in any business enterprise, corporation, partnership or joint venture, limited liability company, association, joint-stock company, business trust or unincorporated organization, other than a Subsidiary, readily marketable securities, securities held-to-maturity in its investment portfolio, and Federal Home Loan Bank of Indianapolis (the “FHLB”) and Federal Reserve Bank stock.

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3.2	Capitalization.

(a)            The authorized capital stock of Company consists of 4,800,000 shares of Company Common Stock, no par value. As of the date of this Agreement, there are (i) One Million Eight Hundred Forty-Four Thousand and Seventy-Five (1,844,075) shares of Company Common Stock issued and outstanding, inclusive of Thirteen Thousand Seven Hundred and Sixty-Three (13,763) shares subject to Company RSU Awards, and (ii) no other shares of capital stock or other voting securities of Company issued, reserved for issuance or outstanding.  All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.  There are no outstanding bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Company may vote. Except as set forth in Section 3.2(a) of the Company Disclosure Schedule, no trust preferred or subordinated debt securities of Company or any of its Subsidiaries or affiliates are issued or outstanding.  Other than Company RSU Awards granted prior to the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Company to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities.  There are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of Company Common Stock to which Company is a party. Section 3.2(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company RSU Awards outstanding as of the date hereof specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares subject to each such Company RSU Award, and (iii) the grant date and vesting dates of each such Company RSU Award.  Other than the Company RSU Awards set forth above, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Company or any of its Subsidiaries) are outstanding.

(b)           Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Company Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Company Bank, as provided under applicable law) and free of preemptive rights, with no personal liability attaching to the ownership thereof.  No Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(c)           Company does not have a dividend reinvestment plan or any shareholders’ rights plan.

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3.3	Authority; No Violation.

(a)            Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Company.  The Board of Directors of Company has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Company and its shareholders and has directed that this Agreement be submitted to Company’s shareholders for approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect.  This Agreement has been duly and validly executed and delivered by Company and (assuming due authorization, execution and delivery by RMBI) constitutes a valid and binding obligation of Company, enforceable against Company in accordance with its terms (except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Enforceability Exception”)).

(b)           Neither the execution and delivery of this Agreement by Company or the Plan of Bank Merger by Company Bank, nor the consummation of the Merger by Company or the Bank Merger by Company Bank, nor compliance by Company or Company Bank with any of the terms and provisions of this Agreement or the Plan of Bank Merger, will (i) assuming the approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote upon the Agreement (the “Company Shareholder Approval”), is obtained, violate any provision of the Company Articles or Company Bylaws or the organization or governing documents of any Company Subsidiary or (ii) assuming that the filings, notices, consents and approvals referred to in Section 3.4 are duly obtained and/or made, as applicable, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Company or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except in the case of clauses (x) and (y), for such violations, conflicts, breaches, or termination or cancellation rights which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company.

3.4           Consents and Approvals. Except for (i) the filing of applications, filings and notices, as applicable, with the Nasdaq, and approval of such applications, filings and notices, (ii) the filing of applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and the FDIC and approval of such applications, filings and notices, (iii) the filing of applications, filings and notices, as applicable, with the Indiana Department of Financial Institutions (the “DFI”) as applicable, and approval of such applications, filings and notices, (iv) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement in definitive form relating to the meetings of RMBI’s stockholders, to the extent required, and of Company’s shareholders to be held in connection with this Agreement (including any amendments or supplements thereto, the “Proxy Statement”), and of the registration statement on Form S-4 in which the Proxy Statement will be included as a prospectus, to be filed with the SEC by RMBI in connection with the transactions contemplated by this Agreement (the “Form S-4”) and declaration of effectiveness of the Form S-4, (v) the filing of the Articles of Merger with the Department, the Indiana Articles of Merger with the Secretary of State of the State of Indiana, and the filing of the Bank Merger Certificates, and (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of RMBI Common Stock pursuant to this Agreement and the approval of the listing of such RMBI Common Stock on the Nasdaq, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (as defined in Section 3.5) (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by Company of this Agreement or (B) the consummation by Company of the Merger or the consummation by Company Bank of the Bank Merger.  As of the date hereof, Company is not aware of any reason why the necessary regulatory approvals and consents set forth in this Section 3.4 will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

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3.5           Reports. Company and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2022 with (i) any federal or state regulatory authority, including the DFI, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) any foreign regulatory authority and (vi) any self-regulatory organization (an “SRO”) ((i) — (vi), collectively the “Regulatory Agencies”), including any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company.  Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Company and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Company, investigation into the business or operations of Company or any of its Subsidiaries since January 1, 2022, except where such proceedings or investigation would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company.  There (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Company or any of its Subsidiaries, and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Company or any of its Subsidiaries since January 1, 2022.

3.6	Financial Statements, Accounting and Internal Controls.

(a)            The audited consolidated balance sheets (including related notes and schedules, if any) of Company and its Subsidiaries as of June 30, 2025 and 2024 and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows (including related notes and schedules, if any) of Company and its Subsidiaries for each of the two years then ended, and the unaudited consolidated balance sheet, statement of income and changes in stockholders’ equity (including related notes and schedules, if any) of Company and its Subsidiaries for the three month period ended September 30, 2025 (collectively, the “Company Financial Statements”) have been previously made available to RMBI. The Company Financial Statements fairly present in all material respects the financial position and results of operations of Company and its Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP consistently applied during the periods involved, except as indicated in the Company Financial Statements or notes thereto and, in the case of unaudited financial statements, subject to normal year-end adjustments (which will not be material individually or in the aggregate) and the lack of footnotes. The books and records of Company and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements in all material respects and reflect only actual transactions.  Forvis Mazars, LLP has not resigned (or informed Company that it intends to resign) or been dismissed as independent public accountants of Company as a result of or in connection with any disagreements with Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

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(b)           Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, neither Company nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Company included in the Company Financial Statements for the fiscal quarter ended September 30, 2025 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2025, or in connection with this Agreement and the transactions contemplated hereby.

(c)            Since January 1, 2022, (i) neither Company nor any of its Subsidiaries, nor, to the knowledge of Company, any director, officer, auditor, accountant or representative of Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Company or any of its Subsidiaries, whether or not employed by Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Company or any of its officers, directors, employees or agents to the Board of Directors of Company or any committee thereof or to the knowledge of Company, to any director or officer of Company.

(d)           The call reports of Company Bank and accompanying schedules, as filed (or to be filed) with the FDIC, for each calendar quarter beginning with the quarter ended June 30, 2023 through the Closing Date (the “Bank Call Reports”) have been (or will be) prepared in accordance in all material respects with regulatory requirements including applicable regulatory accounting principles and practices through the periods covered by such reports.

(e)            Neither Company nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the most recent audited balance sheet included in the Company Financial Statements, except for (i) liabilities incurred since June 30, 2025 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

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(f)            The allowance for credit losses on loans and leases of Company Bank as reflected in the Bank Call Report for the quarter ended September 30, 2025, was as of such date, and the amount thereof contained in the financial books and records of Company Bank as of the last day of the month immediately preceding the Closing Date will be as of such future date, in compliance with Company Bank’s existing methodology for determining the adequacy of its allowance for credit losses on loan and lease as well as GAAP and applicable regulatory guidelines.

(g)           The records, systems, controls, data and information of Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or its Subsidiaries or their accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on Company’s or its Subsidiaries’ system of internal accounting controls.

3.7           Broker’s Fees. With the exception of the engagement of Janney Montgomery Scott LLC (“Janney”), neither Company nor any Company Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions, finder’s fees, or advisory or fairness opinion fees in connection with the Merger or the Bank Merger.  Company has disclosed to RMBI as of the date hereof the aggregate fees provided for in connection with the engagement by Company of Janney related to the Merger and the Bank Merger.

3.8	Absence of Certain Changes or Events.

(a)           Since June 30, 2025, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company.

(b)           Since June 30, 2025, other than entering into this Agreement or in connection with this Agreement or the transactions contemplated hereby, Company and its Subsidiaries have carried on their respective businesses solely in the ordinary course.

3.9	Legal Proceedings.

(a)           Neither Company nor any of its Subsidiaries is a party to any, and there are no pending or, to Company’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Company or any of its Subsidiaries or any of their current or former directors or executive officers in their capacities as such involving a monetary claim in excess of one hundred thousand dollars ($100,000) or seeking injunctive or other equitable relief, or challenging the validity or propriety of any of the transactions contemplated by this Agreement.

(b)           There is no injunction, order, judgment, decree or regulatory restriction (other than regulatory restrictions of general application to banks and bank holding companies) imposed upon or, to the knowledge of Company, threatened against Company, any of its Subsidiaries or the assets of Company or any of its Subsidiaries (or that, upon consummation of the Merger or the Bank Merger, would apply to the Surviving Company or any of its Subsidiaries or affiliates).

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3.10	Taxes and Tax Returns.

(a)            Each of Company and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns (as defined in Section 3.10(e)) in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects.  Neither Company nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return (other than extensions to file Tax Returns obtained in the ordinary course).  All material Taxes of Company and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid.  Each of Company and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party.  Neither Company nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any Tax that remains in effect.  Neither Company nor any of its Subsidiaries has received notice of assessment or proposed assessment in connection with any Taxes, and there are no threatened or, to the Company’s knowledge, pending disputes, claims, audits, examinations or other proceedings regarding any Tax of Company and its Subsidiaries or the assets of Company and its Subsidiaries.  Company has made available to RMBI true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six years.  Neither Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Company and its Subsidiaries).  Neither Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Company) or (B) has any liability for the Taxes of any person or entity (other than Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.  Neither Company nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.  Neither Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 6011-4 (or any predecessor provision).  At no time during the past five years has Company been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(b)           As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

(c)           As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

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3.11	Employees and Employee Benefit Plans.

(a)            Section 3.11(a) of the Company Disclosure Schedule lists all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, long-term or annual incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, or other benefit plans, programs or arrangements, and all retention, bonus, employment, termination, change in control and severance plans, programs, arrangements or agreements, and other similar contracts or agreements to or with respect to which Company, any Company Subsidiary, or any trade or business of Company or any of its Subsidiaries, whether or not incorporated, all of which together with Company would be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or subsections (b), (c), (m) or (o) of Section 414 of the Code (each, a “Company ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Company or any of its Subsidiaries or any Company ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of Company or any of its Subsidiaries or any Company ERISA Affiliate (all such plans, programs, arrangements, contracts or agreements, collectively, the “Company Benefit Plans”).

(b)           Company has previously made available to RMBI true and complete copies of each of the Company Benefit Plans and related material documents, including (i) all summary plan descriptions, amendments, modifications or material supplements to the most recent versions of any Company Benefit Plan, (ii) the annual reports (Forms 5500), if any, filed with the Internal Revenue Service (the “IRS”) for the last two plan years, (iii) the most recently received IRS determination or opinion letters, if any, relating to a Company Benefit Plan, and (iv) the most recently prepared actuarial report for each Company Benefit Plan (if applicable) for each of the last two years.

(c)           Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code.  Neither Company nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, United States Department of Labor or any other Governmental Entity with respect to any Company Benefit Plan, and neither Company nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(d)           Section 3.11(d) of the Company Disclosure Schedule identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Company Qualified Plans”).  The IRS has issued a favorable determination letter, or an opinion letter for a prototype or volume submitter plan upon which Company may rely, with respect to each Company Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of Company, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Company Qualified Plan or the related trust or increase the costs relating thereto.  No trust funding any Company Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(e)           No Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code.

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(f)            None of Company and its Subsidiaries nor any Company ERISA Affiliate has, at any time during the last six years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of Company and its Subsidiaries nor any Company ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(g)           Neither Company nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(h)           All contributions required to be made to any Company Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, have been timely made or paid in full or, to the extent not required to be made or paid, have been fully reflected on the books and records of Company.

(i)            There are no pending or, to the knowledge of Company, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to Company’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against any Company Benefit Plan, any fiduciaries thereof with respect to their duties to a Company Benefit Plan or the assets of any of trust under any Company Benefit Plans which could reasonably be expected to result in any liability of Company or any of its Subsidiaries to any Governmental Entity, any Multiemployer Plan, a Multiple Employer Plan, any participant in a Company Benefit Plan, or any other party.

(j)            None of Company and its Subsidiaries nor any Company ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), for which there is not an exemption or which could subject any of the Company Benefit Plans or their related trusts, Company, any of its Subsidiaries, any Company ERISA Affiliate or any person that Company or any of its Subsidiaries has an obligation to indemnify, to any Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(k)            Except as set forth in Section 3.11(k) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries maintains split dollar life insurance for the benefit of any current or former executive, employee, director or other service provider (the “Split Dollar Policies”). Company files include a true and complete copy of each Split Dollar Policy and the relevant releases for each person previously a beneficiary or owner of all or a portion of a split dollar policy previously maintained by Company of its Subsidiaries. Except as set forth in Section 3.11(k) of the Company Disclosure, no Split Dollar Policy provides for any additional rights, including vesting or limitations on termination of any such policy, in connection with a change in control or termination of service.

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(l)            Except as set forth in Section 3.11(l) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of Company or any of its Subsidiaries, or result in any limitation on the right of Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust.  Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code or will not be deductible under Section 162(m) of the Code.  Neither Company nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require Company or any of its Subsidiaries or affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.  No Company Benefit Plan provides for the gross-up, indemnification or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.  Company has made available to RMBI copies of Section 280G calculations (whether or not final) with respect to any disqualified individual in connection with the transactions contemplated hereby.

(m)           Company, each of its Subsidiaries and each applicable Company Benefit Plan are in material compliance with the applicable terms of the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, and the guidance and regulations issued under each of the foregoing.

(n)           Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) and any awards and deferral elections thereunder are in documentary compliance with and have been maintained and operated in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and the regulations thereunder.

(o)           There are no pending or, to Company’s knowledge, threatened labor grievances or unfair labor practice claims or charges against Company or any of its Subsidiaries, or any strikes or other labor disputes against Company or any of its Subsidiaries.  Neither Company nor any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Company or any of its Subsidiaries and, to the knowledge of Company, there are no organizing efforts by any union or other group seeking to represent any employees of Company or any of its Subsidiaries.

(p)           No written allegations of sexual or racial harassment or sexual or race-based misconduct have been made since January 1, 2022 against any individual in his or her capacity as an officer or employee of Company or any of its Subsidiaries. Since January 1, 2022, neither Company nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual or racial harassment or sexual or race-based misconduct by any officer or employee of Company or any of its Subsidiaries. There are no proceedings currently pending or, to the knowledge of Company, threatened related to any allegations of sexual or racial harassment or sexual or race-based misconduct by any individual in his or her capacity as an officer or employee of Company or any of its Subsidiaries.

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3.12         Shareholder Reports. Company has previously made available to RMBI an accurate and complete copy of each (a) offering circular, report, annual report schedule and proxy statement furnished to shareholders since January 1, 2022 and prior to the date hereof by Company (the “Company Reports”) and (b) other communication mailed by Company to its shareholders since January 1, 2022 and prior to the date hereof, and no such Company Report, as of the date thereof (and, in the case of offering circulars and proxy statements, on the dates of distribution and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date.  Since January 1, 2022, as of their respective dates (or, if amended or superseded by a subsequent distribution, as of the date of the last such amendment or superseding distribution prior to the date hereof), all Company Reports complied as to form in all material respects with the published rules and regulations of the SEC, to the extent applicable thereto. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Company Reports.

3.13         Compliance with Applicable Law. Company and each of its Subsidiaries hold, and have at all times since January 1, 2022, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company, and to the knowledge of Company, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened.  Company and each of its Subsidiaries have complied in all material respects with, and are not in material default or violation under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Company or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.  Company Bank has a Community Reinvestment Act rating of “satisfactory” or better.  Without limitation, none of Company, or its Subsidiaries, or to the knowledge of Company, any director, officer, employee, agent or other person acting on behalf of Company or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Company or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Company or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Company or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business or to obtain special concessions for Company or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Company or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the Treasury. Company, on behalf of itself and its Subsidiaries, maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all data or information that constitutes personal data or personal information under applicable law (“Personal Data”) against any (i) loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data or (iii) other act or omission that compromises the security or confidentiality of Personal Data (clauses (i) through (iii), a “Security Breach”). To the knowledge of Company, neither Company nor any of its Subsidiaries has experienced any Security Breach that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Company. To the knowledge of Company, there are no data security or other technological vulnerabilities with respect to information technology systems or networks of Company or its Subsidiaries that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Company. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company: (i) Company and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of Company, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

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3.14	Certain Contracts.

(a)           Except as set forth in Section 3.14(a) of the Company Disclosure Schedule, as of the date hereof, neither Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers or employees, (ii) which, upon the execution or delivery of this Agreement, receipt of Company Shareholder Approval of this Agreement or the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from RMBI or Company, or any of their respective Subsidiaries to any director, officer, employee or independent contractor thereof, (iii) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (iv) which contains a non-compete or client or customer non-solicit requirement or any other provision that restricts the conduct of any line of business by Company or any of its Subsidiaries or affiliates, or upon consummation of the Merger or the Bank Merger will restrict the ability of the Surviving Company or any of its Subsidiaries or affiliates to engage in any line of business, (v) in respect of any collective bargaining or similar agreement, with or to a labor union or guild, (vi) (including any Company Benefit Plan) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of the execution and delivery of this Agreement, the receipt of Company Shareholder Approval of this Agreement or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, (vii) that relates to the incurrence of indebtedness by Company or any of its Subsidiaries (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the FHLB or the Federal Reserve Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice) including any sale and leaseback transactions, capitalized leases and other similar financing transactions, (viii) that grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or properties of Company or its Subsidiaries, (ix) that involves the payment by Company or any of its Subsidiaries of more than $75,000 per annum or $125,000 in the aggregate (other than any such contracts which are terminable by Company or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice), (x) that pertains to the leasing of real property, (xi) that obligates Company or any of its Subsidiaries to conduct business with a third party on an exclusive or preferential basis, (xii) that imposes potential recourse obligations on Company or any of its Subsidiaries in connection with sale of loans or loan participations, (xiii) for the subservicing of loans, or (xiv) that provides for contractual indemnification to any director, officer, employee or independent contractor.  Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a), whether or not set forth in the Company Disclosure Schedule, is referred to herein as a “Company Contract,” and neither Company nor any of its Subsidiaries knows of, or has received notice of, any material violation of the above by any of the other parties thereto.

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(b)           To the knowledge of Company, (i) each Company Contract is valid and binding on Company or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Company and each of its Subsidiaries has performed all material obligations required to be performed by it under each Company Contract, (iii) each counterparty to a Company Contract has performed all material obligations required to be performed by it under such Company Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Company or any of its Subsidiaries under any such Company Contract.

3.15         Agreements with Regulatory Agencies. Neither Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2022, a recipient of any supervisory letter from, or since January 1, 2022, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”), nor has Company or any of its Subsidiaries been advised since January 1, 2022, by any Regulatory Agency or other Governmental Entity that it is considering (x) issuing, initiating, ordering, or requesting any such Company Regulatory Agreement or (y) conducting an investigation into the business or operations of Company or any of its Subsidiaries.

3.16         Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Company, any of its Subsidiaries or for the account of a customer of Company or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and (assuming due authorization, execution and delivery by the applicable counterparty) are legal, valid and binding obligations of Company or one of its Subsidiaries enforceable in accordance with their terms, subject to the Enforceability Exception, and are in full force and effect.  Company and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Company’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

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3.17         Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, Company and its Subsidiaries are in compliance, and have complied, with any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to:  (i) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (ii) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, and (iii) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”).  There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of Company, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Company or any of its Subsidiaries of any material liability or obligation arising under any Environmental Law, pending or threatened against Company or any of its Subsidiaries.  To the knowledge of Company, there is no reasonable basis for any such proceeding, claim, action or governmental investigation.  Neither Company nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to the foregoing.

3.18	Investment Securities, Commodities and BOLI.

(a)           Each of Company and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Company or its Subsidiaries.  Such securities and commodities are valued on the books of Company in accordance with GAAP in all material respects.

(b)           Company and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Company believes are prudent and reasonable in the context of such businesses.  Prior to the date of this Agreement, Company has made available to RMBI the material terms of such policies, practices and procedures.

(c)           Section 3.18(c) of the Company Disclosure Schedule sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by Company or its Subsidiaries, including the value of its BOLI. Company and its Subsidiaries have taken all actions necessary to comply with applicable law in all material respects in connection with the purchase and maintenance of BOLI.  The value of such BOLI is and has been fairly and accurately reflected in the most recent balance sheet included in the Company Reports in accordance with GAAP. Except as set forth in Section 3.18(c) of the Company Disclosure Schedule, all BOLI is owned solely by Company or its Subsidiaries, no other person has any ownership claims with respect to such BOLI or proceeds of insurance derived therefrom and there is no split dollar or similar benefit under Company or its Subsidiaries BOLI.   Neither Company nor its Subsidiaries has any outstanding borrowings secured in whole or part by its BOLI.

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3.19         Real Property. Company or a Company Subsidiary (a) has good and marketable title to all the real property reflected in the most recent audited balance sheet included in the Company Reports as being owned by Company or a Company Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Company Owned Properties”), free and clear of all Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) except as set forth in Section 3.19(a)(iii) of the Company Disclosure Schedule, easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the most recent audited financial statements included in such Company Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Company Leased Properties” and, collectively with the Company Owned Properties, the “Company Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to Company’s knowledge, the lessor.  There are no pending or, to the knowledge of Company, threatened condemnation proceedings against any Company Real Property.

3.20         Intellectual Property. Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property necessary for the conduct of its business as currently conducted.  Except as would not reasonably be expected to have a Material Adverse Effect on Company: (i) (A) the use of any Intellectual Property by Company and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Company or any Company Subsidiary acquired the right to use any Intellectual Property and (B) no person has asserted in writing to Company that Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (ii) no person is challenging, infringing on or otherwise violating any right of Company or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Company or its Subsidiaries, and (iii) neither Company nor any Company Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Company or any Company Subsidiary, and Company and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Company and its Subsidiaries.  For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; computer programs, whether in source code or object code form (including any and all software implementation algorithms), databases and compilations (including any and all data and collections of data); and any similar intellectual property or proprietary rights.

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3.21         Related Party Transactions. As of the date hereof, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Company or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Company or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Company Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Company), on the other hand, of the type that would be required to be reported in any Company Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been reported on a timely basis if Company was an SEC reporting company.

3.22         State Takeover Laws. Either this Agreement and the transactions contemplated hereby are exempt from, or the Board of Directors of Company has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and such transactions, the restrictions on “business combinations” set forth in any “moratorium,” “control share,” “fair price,” “takeover”, “interested stockholder” law or similar provisions of the Company Articles or Company Bylaws (any of the foregoing, together with any similar provisions of law applicable to Company, “Takeover Statutes”) applicable to Company or any of its Subsidiaries.

3.23         Reorganization. Company has not taken any action and is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger or the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.24         Opinion of Financial Advisor. Prior to the execution of this Agreement, the Board of Directors of Company has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) from Janney to the effect that, as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair from a financial point of view to the holders of Company Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.25         Company Information. The information relating to Company and its Subsidiaries to be contained in the Proxy Statement and the Form S-4, and the information relating to Company and its Subsidiaries that is provided by Company or its representatives for inclusion in any other document filed with any Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate only to RMBI or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Form S-4 (except for such portions thereof that relate only to RMBI or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations thereunder.

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3.26	Loan Portfolio.

(a)           As of the date hereof, except as set forth in Section 3.26(a) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which Company or any Company Subsidiary is a creditor of which the obligor was, as of September 30, 2025, over ninety days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or 5% or greater shareholder of Company or any of its Subsidiaries, or to the knowledge of Company, any affiliate of any of the foregoing.  Set forth in Section 3.26(a) of the Company Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of Company and its Subsidiaries that, as of September 30, 2025, were classified by Company as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List,” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of such Loans by category of Loan (e.g., commercial, consumer, etc.), and (B) each asset of Company or any of its Subsidiaries that, as of September 30, 2025, was classified as “Other Real Estate Owned” and the book value thereof.

(b)           To Company’s knowledge, each Loan of Company and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Company and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exception.

(c)           Each outstanding Loan originated, administered and/or serviced by Company or any of its Subsidiaries was originated, administered and/or serviced, by Company or a Company Subsidiary, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Company and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d)           None of the agreements pursuant to which Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan after the expiration of six months from the date of sale.

(e)           There are no outstanding Loans made by Company or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Company or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(f)            Neither Company nor any of its Subsidiaries is now nor has it been since January 1, 2022, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale or servicing of mortgage or consumer Loans.

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3.27         Insurance.  Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, (a) Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Company reasonably has determined to be prudent and consistent with industry practice, and Company and its Subsidiaries are in compliance with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Company and its Subsidiaries, Company or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.28         Information Security. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Company, to the knowledge of Company, since January 1, 2022, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Company and its Subsidiaries.

3.29         No Investment Advisor Subsidiary; No Broker-Dealer Subsidiary.

(a)            No Company Subsidiary is required to be registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended.

(b)           No Company Subsidiary is a broker-dealer or is required to be registered as a “broker” or “dealer” in accordance with the provisions of the Exchange Act, and no employee of a Company Subsidiary is required to be registered, licensed or qualified as a registered representative of a broker-dealer under, and in compliance with, applicable law.

3.30	No Other Representations or Warranties.

(a)            Except for the representations and warranties made by Company in this Article III, neither Company nor any other person makes any express or implied representation or warranty with respect to Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Company hereby disclaims any such other representations or warranties.  In particular, without limiting the foregoing disclaimer, neither Company nor any other person makes or has made any representation or warranty to RMBI or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Company, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Company in this Article III, any oral or written information presented to RMBI or any of its affiliates or representatives in the course of their due diligence investigation of Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)           Company acknowledges and agrees that neither RMBI nor any other person has made or is making any express or implied representation or warranty to it other than those contained in Article IV.

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ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF RMBI

Except (i) as disclosed in the disclosure schedule delivered by RMBI to Company prior to the execution and delivery of this Agreement (the “RMBI Disclosure Schedule”); provided, that (a) the mere inclusion of an item in the RMBI Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by RMBI that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect and (b) any disclosures made with respect to a section of Article IV shall be deemed to qualify (1) any other section of Article IV specifically referenced or cross-referenced and (2) other sections of Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections; or (ii) as disclosed in any RMBI Reports (as defined in Section 4.12) filed with the SEC (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), RMBI hereby makes the following representations and warranties to Company, subject to the standards contained in the next sentence. No representation or warranty of RMBI contained in this Article IV (other than the representations and warranties in (i) Sections 4.2 and 4.8, which shall be true and correct in all respects (except in the case of Section 4.2(a) for inaccuracies that are de minimis in amount and in the case of Section 4.2(b) for Subsidiaries created or acquired after the date hereof) and (ii) Sections 4.3, 4.7 and 4.13, which shall be true and correct in all material respects) shall be deemed untrue or incorrect, and RMBI shall not be deemed to have breached any of its representations or warranties, as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together in the aggregate with all other facts, circumstances or events inconsistent with RMBI’s representations or warranties contained in this Article IV, has had or is reasonably likely to have a Material Adverse Effect (disregarding for such purposes and determination any materiality, Material Adverse Effect or knowledge qualification or exception contained in any representation or warranty) on RMBI (the “RMBI Warranty Standard”).

4.1	Corporate Organization.

(a)            RMBI is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland, and is a bank or financial holding company duly registered under the BHC Act.  RMBI has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted.  RMBI is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on RMBI. True and complete copies of the articles of incorporation of RMBI (the “RMBI Articles”) and the bylaws of RMBI (the “RMBI Bylaws”), as in effect as of the date of this Agreement, have previously been made available by RMBI to Company.

(b)           Each Subsidiary of RMBI (a “RMBI Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on RMBI and (iii) has all requisite power and authority to own or lease its properties and assets and to carry on its business as now conducted.  There are no restrictions on the ability of any RMBI Subsidiary to pay dividends or distributions except for statutory restrictions on dividends or distributions generally applicable to all entities of the same type and, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities.  The deposit accounts of FBR are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened.  Section 4.1(b) of the RMBI Disclosure Schedule sets forth a true and complete list of all Subsidiaries of RMBI as of the date hereof.

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4.2	Capitalization.

(a)           The authorized capital stock of RMBI consists of 90,000,000 shares of RMBI Common Stock and 10,000,000 shares of preferred stock, $0.01 par value, of which no shares of preferred stock are issued or outstanding.  As of the date of this Agreement, there are (i) Ten Million Four Hundred and Fifty Thousand and Seven (10,450,007) shares of RMBI Common Stock issued and outstanding, inclusive of Thirty-Seven Thousand One Hundred and Twenty-Six (37,126) shares of RMBI Common Stock granted in respect of outstanding awards of restricted RMBI Common Stock under the RMBI Equity Plans (as defined below) (the “RMBI Restricted Stock Awards”) and Seven Hundred Eighty-Nine Thousand and Thirty-Five (789,035) unallocated shares under RMBI’s employee stock ownership plan, (ii) Seven Hundred Sixty Thousand Eight Hundred and Fifty-Two (760,852) shares of RMBI Common Stock reserved for issuance upon the exercise of outstanding stock options to purchase shares of RMBI Common Stock granted under the RMBI Equity Plans (the “RMBI Stock Options”) (iii) Fifty-One Thousand Two Hundred and Fifty-Three (51,253) shares of RMBI Common Stock reserved for issuance pursuant to future grants under the RMBI Equity Plans and (iv) no other shares of capital stock or other voting securities of RMBI issued, reserved for issuance or outstanding. As used herein, the “RMBI Equity Plans” means all employee and director equity incentive plans of RMBI in effect as of the date of this Agreement  All of the issued and outstanding shares of RMBI Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.  As of the date of this Agreement, there are no (A) bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of RMBI may vote or (B) trust preferred or subordinated debt securities of RMBI or any of its Subsidiaries or affiliates issued or outstanding.  Other than RMBI Stock Options and RMBI Restricted Stock Awards granted prior to the date of this Agreement as of the date hereof, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating RMBI to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities.  There are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of RMBI Common Stock to which RMBI is a party. Other than the RMBI Stock Options and RMBI Restricted Stock Awards set forth above, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of RMBI or any of its Subsidiaries) are outstanding on the date of this Agreement.

(b)           RMBI owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the RMBI Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to FBR, as provided under applicable law) and free of preemptive rights, with no personal liability attaching to the ownership thereof.  No RMBI Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

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4.3	Authority; No Violation.

(a)           RMBI has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of RMBI.  The Board of Directors of RMBI has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of RMBI and its shareholders and has directed that this Agreement be submitted to RMBI’s shareholders for approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect. This Agreement has been duly and validly executed and delivered by RMBI and (assuming due authorization, execution and delivery by Company) constitutes a valid and binding obligation of RMBI, enforceable against RMBI in accordance with its terms (except as enforceability may be limited by the Enforceability Exception). The RMBI Common Stock to be issued in the Merger has been validly authorized and when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of RMBI will have any preemptive right or similar rights in respect thereof.

(b)           Neither the execution and delivery of this Agreement by RMBI or the Plan of Bank Merger by FBR, nor the consummation of the Merger by RMBI or the Bank Merger by FBR, nor compliance by RMBI or FBR with any of the terms and provisions of this Agreement or the Plan of Bank Merger, will (i) assuming the approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of RMBI Common Stock is obtained, violate any provision of the RMBI Articles or RMBI Bylaws or the organization or governing documents of any RMBI Subsidiary or (ii) assuming that the filings, notices, consents and approvals referred to in Section 3.4 are duly obtained and/or made, as applicable, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to RMBI or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of RMBI or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which RMBI or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except in the case of clauses (x) and (y), for such violations, conflicts, breaches, or termination or cancellation rights which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on RMBI.

4.4           Consents and Approvals. Except for (i) the filings, applications, notices, consents and approvals referred to in Section 3.4, no consents or approvals of or filings, applications, or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by RMBI of this Agreement or (B) the consummation by RMBI of the Merger or the consummation by FBR of the Bank Merger.  As of the date hereof, RMBI is not aware of any reason why the necessary regulatory approvals and consents set forth in Section 3.4 will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

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4.5           Reports. RMBI and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2022 with any Regulatory Agency, including any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on RMBI.  Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of RMBI and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of RMBI, investigation into the business or operations of RMBI or any of its Subsidiaries since January 1, 2022, except where such proceedings or investigation would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on RMBI.  There (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of RMBI or any of its Subsidiaries, and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of RMBI or any of its Subsidiaries since January 1, 2022.

4.6           Financial Statements.

(a)           The financial statements of RMBI and its Subsidiaries included (or incorporated by reference) in the RMBI Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of RMBI and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of RMBI and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.  The books and records of RMBI and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements in all material respects and reflect only actual transactions. Forvis Mazars, LLP has not resigned (or informed RMBI that it intends to resign) or been dismissed as independent public accountants of RMBI as a result of or in connection with any disagreements with RMBI on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)           Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on RMBI, neither RMBI nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of RMBI included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2025, or in connection with this Agreement and the transactions contemplated hereby.

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(c)            RMBI and each of its Subsidiaries, officers and directors are in compliance with, and have complied in all material respects, with (1) the applicable provisions of the Sarbanes-Oxley Act and the related rules and regulations promulgated under such act and the Exchange Act, and (2) the applicable listing and corporate governance rules and regulations of Nasdaq. RMBI (i) has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (ii) has disclosed based on its most recent evaluations, to its outside auditors and the audit committee of the Board of Directors of RMBI (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a- 15(f) of the Exchange Act) which are reasonably likely to adversely affect RMBI’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in RMBI’s internal control over financial reporting. Any disclosure under clause (ii) was made in writing and a copy of any such disclosure has previously been made available to Company. There is no reason to believe that RMBI’s outside auditors and its Chief Executive Officer and Chief Financial Officer will not be able to give the certifications and attestations required pursuant the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d)           Since January 1, 2022, (i) neither RMBI nor any of its Subsidiaries, nor, to the knowledge of RMBI, any director, officer, auditor, accountant or representative of RMBI or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of RMBI or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that RMBI or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing RMBI or any of its Subsidiaries, whether or not employed by RMBI or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by RMBI or any of its officers, directors, employees or agents to the Board of Directors of RMBI or any committee thereof or to the knowledge of RMBI, to any director or officer of RMBI.

4.7           Broker’s Fees. With the exception of the engagement of Keefe, Bruyette & Woods, Inc. neither RMBI nor any RMBI Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions, finder’s fees, or advisory or fairness opinion fees in connection with the Merger or the Bank Merger.

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4.8           Absence of Certain Changes or Events.

(a)            Since December 31, 2024, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on RMBI.

(b)           Since December 31, 2024 to the date of this Agreement, other than entering into this Agreement or in connection with this Agreement or the transactions contemplated hereby, RMBI and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.9           Legal Proceedings.

(a)            Neither RMBI nor any of its Subsidiaries is a party to any, and there are no pending or, to RMBI’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against RMBI or any of its Subsidiaries or any of their current or former directors or executive officers in their capacities as such involving a monetary claim in excess of one hundred thousand dollars ($100,000) or seeking injunctive or other equitable relief, or challenging the validity or propriety of any of the transactions contemplated by this Agreement.

(b)           There is no injunction, order, judgment, decree or regulatory restriction (other than regulatory restrictions of general application to banks and bank holding companies) imposed upon or, to the knowledge of RMBI, threatened against RMBI, any of its Subsidiaries or the assets of RMBI or any of its Subsidiaries (or that, upon consummation of the Merger or the Bank Merger, would apply to the Surviving Company or any of its Subsidiaries or affiliates).

4.10         Taxes and Tax Returns. Each of RMBI and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects.  Neither RMBI nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return (other than extensions to file Tax Returns obtained in the ordinary course).  All material Taxes of RMBI and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid.  Each of RMBI and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party.  Neither RMBI nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any Tax that remains in effect.  Neither RMBI nor any of its Subsidiaries has received notice of assessment or proposed assessment in connection with any Taxes, and there are no threatened or, to RMBI’s knowledge, pending disputes, claims, audits, examinations or other proceedings regarding any Tax of RMBI and its Subsidiaries or the assets of RMBI and its Subsidiaries.  RMBI has made available to Company true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six years.  Neither RMBI nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among RMBI and its Subsidiaries). Neither RMBI nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was RMBI) or (B) has any liability for the Taxes of any person or entity (other than RMBI or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither RMBI nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.  Neither RMBI nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 6011-4 (or any predecessor provision).  At no time during the past five years has RMBI been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

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4.11	Employees and Employee Benefit Plans.

(a)            As used in this Agreement, the term “RMBI Benefit Plans” means all stock option, stock purchase, restricted stock, long-term or annual incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, or other benefit plans, programs or arrangements, and all retention, bonus, employment, termination, change in control and severance plans, programs, arrangements or agreements, and other similar contracts or agreements to or with respect to which RMBI, any RMBI Subsidiary, or any trade or business of RMBI or any of its Subsidiaries, whether or not incorporated, all of which together with RMBI would be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or subsections (b), (c), (m) or (o) of Section 414 of the Code (each, a “RMBI ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by RMBI or any of its Subsidiaries or any RMBI ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of RMBI or any of its Subsidiaries or any RMBI ERISA Affiliate.

(b)           RMBI has previously made available to Company true and complete copies of each of the RMBI Benefit Plans and related material documents, including, (i) all summary plan descriptions, amendments, modifications or material supplements to the most recent versions of any RMBI Benefit Plan, (ii) the annual reports (Forms 5500), if any, filed with the IRS for the last two plan years, (iii) the most recently received IRS determination or opinion letters, if any, relating to a RMBI Benefit Plan, and (iv) the most recently prepared actuarial report for each RMBI Benefit Plan (if applicable) for each of the last two years.

(c)           Each RMBI Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code.  Neither RMBI nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, United States Department of Labor or any other Governmental Entity with respect to any RMBI Benefit Plan, and neither RMBI nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(d)           The IRS has issued a favorable determination letter, or an opinion letter for a prototype or volume submitter plan upon which RMBI may rely, with respect to each RMBI Benefit Plan that is intended to be qualified under Section 401(a) of the Code (collectively, the “RMBI Qualified Plans”) which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of RMBI, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any RMBI Qualified Plan or the related trust or increase the costs relating thereto.  No trust funding any RMBI Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

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(e)           No RMBI Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code.

(f)            None of RMBI and its Subsidiaries nor any RMBI ERISA Affiliate has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan, and none of RMBI and its Subsidiaries nor any RMBI ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(g)           All contributions required to be made to any RMBI Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any RMBI Benefit Plan, have been timely made or paid in full or, to the extent not required to be made or paid, have been fully reflected on the books and records of RMBI.

(h)           There are no pending or, to the knowledge of RMBI, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to RMBI’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against any RMBI Benefit Plan, any fiduciaries thereof with respect to their duties to a RMBI Benefit Plan or the assets of any trust under any RMBI Benefit Plan which could reasonably be expected to result in any liability of RMBI or any of its Subsidiaries to any Governmental Entity, any Multiemployer Plan, a Multiple Employer Plan, any participant in a RMBI Benefit Plan, or any other party.

(i)            None of RMBI and its Subsidiaries nor any RMBI ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), for which there is not an exemption or which could subject any of the RMBI Benefit Plans or their related trusts, RMBI, any of its Subsidiaries, any RMBI ERISA Affiliate or any person that RMBI or any of its Subsidiaries has an obligation to indemnify, to any Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(j)            Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of RMBI or any of its Subsidiaries, or result in any limitation on the right of RMBI or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any RMBI Benefit Plan or related trust.  Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by RMBI or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code or will not be deductible under Section 162(m) of the Code.  The transactions contemplated by this Agreement will not cause or require RMBI or any of its Subsidiaries or affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

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(k)            RMBI, each of its Subsidiaries and each applicable RMBI Benefit Plan are in material compliance with the applicable terms of the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, and the guidance and regulations issued under each of the foregoing.

(l)            Each RMBI Benefit Plan that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) and any awards and deferral elections thereunder are in documentary compliance with and have been maintained and operated in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and the regulations thereunder.

(m)          There are no pending or, to RMBI’s knowledge, threatened labor grievances or unfair labor practice claims or charges against RMBI or any of its Subsidiaries, or any strikes or other labor disputes against RMBI or any of its Subsidiaries.  Neither RMBI nor any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of RMBI or any of its Subsidiaries and, to the knowledge of RMBI, there are no organizing efforts by any union or other group seeking to represent any employees of RMBI or any of its Subsidiaries.

(n)           No written allegations of sexual or racial harassment or sexual or race-based misconduct have been made since January 1, 2022 against any individual in his or her capacity as an officer or employee of RMBI or any of its Subsidiaries. Since January 1, 2022, neither RMBI nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual or racial harassment or sexual or race-based misconduct by any officer or employee of RMBI or any of its Subsidiaries. There are no proceedings currently pending or, to the knowledge of RMBI, threatened related to any allegations of sexual or racial harassment or sexual or race-based misconduct by any individual in his or her capacity as an officer or employee of RMBI or any of its Subsidiaries.

4.12         SEC Reports. RMBI has previously made available to Company an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since January 1, 2022 and prior to the date hereof by RMBI pursuant to the Securities Act or the Exchange Act (the “RMBI Reports”) and (b) communication mailed by RMBI to its stockholders since January 1, 2022 and prior to the date hereof, and no such RMBI Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date.  Since January 1, 2022, as of their respective filing dates (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), all RMBI Reports filed under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.  As of the date of this Agreement, no executive officer of RMBI has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.  As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the RMBI Reports.

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4.13         Compliance with Applicable Law. RMBI and each of its Subsidiaries hold, and have at all times since January 1, 2022, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on RMBI, and to the knowledge of RMBI, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened.  RMBI and each of its Subsidiaries have complied in all material respects with, and are not in material default or violation under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to RMBI or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.  FBR has a Community Reinvestment Act rating of “satisfactory” or better.  Without limitation, none of RMBI, or its Subsidiaries, or to the knowledge of RMBI, any director, officer, employee, agent or other person acting on behalf of RMBI or any of its Subsidiaries has, directly or indirectly, (i) used any funds of RMBI or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of RMBI or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of RMBI or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of RMBI or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business or to obtain special concessions for RMBI or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for RMBI or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the Treasury. RMBI, on behalf of itself and its Subsidiaries, maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any Security Breach. To the knowledge of RMBI, neither RMBI nor any of its Subsidiaries has experienced any Security Breach that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on RMBI. To the knowledge of RMBI, there are no data security or other technological vulnerabilities with respect to information technology systems or networks of RMBI or its Subsidiaries that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on RMBI. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on RMBI: (i) RMBI and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of RMBI, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

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4.14            Agreements with Regulatory Agencies. Neither RMBI nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2022, a recipient of any supervisory letter from, or since January 1, 2022, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the RMBI Disclosure Schedule, a “RMBI Regulatory Agreement”), nor has RMBI or any of its Subsidiaries been advised since January 1, 2022, by any Regulatory Agency or other Governmental Entity that it is considering (x) issuing, initiating, ordering, or requesting any such RMBI Regulatory Agreement or (y) conducting an investigation into the business or operations of RMBI or any of its Subsidiaries.

4.15            Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of RMBI, any of its Subsidiaries or for the account of a customer of RMBI or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and (assuming due authorization, execution and delivery by the applicable counterparty) are legal, valid and binding obligations of RMBI or one of its Subsidiaries enforceable in accordance with their terms, subject to the Enforceability Exception, and are in full force and effect.  RMBI and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to RMBI’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.16            Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on RMBI, RMBI and its Subsidiaries are in compliance, and have complied, with all Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of RMBI, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on RMBI or any of its Subsidiaries of any material liability or obligation arising under any Environmental Law, pending or threatened against RMBI or any of its Subsidiaries.  To the knowledge of RMBI, there is no reasonable basis for any such proceeding, claim, action or governmental investigation.  Neither RMBI nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to the foregoing.

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4.17            Investment Securities and Commodities.

(a)              Each of RMBI and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of RMBI or its Subsidiaries.  Such securities and commodities are valued on the books of RMBI in accordance with GAAP in all material respects.

(b)              RMBI and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that RMBI believes are prudent and reasonable in the context of such businesses.  Prior to the date of this Agreement, RMBI has made available to Company the material terms of such policies, practices and procedures.

4.18            Real Property. RMBI or a RMBI Subsidiary (a) has good and marketable title to all the real property reflected in the most recent audited balance sheet included in the RMBI Reports as being owned by RMBI or a RMBI Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “RMBI Owned Properties”), free and clear of all Liens, except for Permitted Encumbrances and (b) is the lessee of all leasehold estates reflected in the most recent audited financial statements included in such RMBI Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “RMBI Leased Properties” and, collectively with the RMBI Owned Properties, the “RMBI Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to RMBI’s knowledge, the lessor.  There are no pending or, to the knowledge of RMBI, threatened condemnation proceedings against any RMBI Real Property.

4.19            Intellectual Property. RMBI and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property necessary for the conduct of its business as currently conducted.  Except as would not reasonably be expected to have a Material Adverse Effect on RMBI: (i) (A) the use of any Intellectual Property by RMBI and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which RMBI or any RMBI Subsidiary acquired the right to use any Intellectual Property and (B) no person has asserted in writing to RMBI that RMBI or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person or entity, (ii) no person is challenging, infringing on or otherwise violating any right of RMBI or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to RMBI or its Subsidiaries, and (iii) neither RMBI nor any RMBI Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by RMBI or any RMBI Subsidiary, and RMBI and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by RMBI and its Subsidiaries.

4.20            State Takeover Laws. Either this Agreement and the transactions contemplated hereby are exempt from, or the Board of Directors of RMBI has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and such transactions, any Takeover Statutes applicable to RMBI or any of its Subsidiaries.

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4.21            Reorganization. RMBI has not taken any action and is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger or the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.22            Opinion of Financial Advisor. Prior to the execution of this Agreement, the Board of Directors of RMBI has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) from Keefe, Bruyette & Woods, Inc., to the effect that, as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair from a financial point of view to RMBI and the holders of RMBI Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.23            RMBI Information. The information relating to RMBI and its Subsidiaries to be contained in the Proxy Statement and the Form S-4, and the information relating to RMBI and its Subsidiaries that is provided by RMBI or its representatives for inclusion in any other document filed with any Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate only to Company or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Form S-4 (except for such portions thereof that relate only to Company or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.24            Loan Portfolio.

(a)            As of the date hereof, except as set forth in Section 4.23(a) of the RMBI Disclosure Schedule, neither RMBI nor any of its Subsidiaries is a party to (i) any Loan in which RMBI or any RMBI Subsidiary is a creditor of which the obligor was, as of September 30, 2025, over ninety days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or 5% or greater shareholder of RMBI or any of its Subsidiaries, or to the knowledge of RMBI, any affiliate of any of the foregoing.  Set forth in Section 4.24 (a) of the RMBI Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of RMBI and its Subsidiaries that, as of September 30, 2025, were classified by RMBI as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List,” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of such Loans by category of Loan (e.g., commercial, consumer, etc.), and (B) each asset of RMBI or any of its Subsidiaries that, as of September 30, 2025, was classified as “Other Real Estate Owned” and the book value thereof.

(b)            To RMBI’s knowledge, each Loan of RMBI and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of RMBI and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exception.

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(c)            Each outstanding Loan originated, administered and/or serviced by RMBI or any of its Subsidiaries was originated, administered and/or serviced, by RMBI or a RMBI Subsidiary, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of RMBI and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d)            None of the agreements pursuant to which RMBI or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan after the expiration of six months from the date of sale.

(e)            There are no outstanding Loans made by RMBI or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of RMBI or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(f)            Neither RMBI nor any of its Subsidiaries is now nor has it been since January 1, 2022, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale or servicing of mortgage or consumer Loans.

4.25          Insurance.  Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on RMBI, (a) RMBI and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of RMBI reasonably has determined to be prudent and consistent with industry practice, and RMBI and its Subsidiaries are in compliance with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of RMBI and its Subsidiaries, RMBI or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

4.26            Information Security. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the RMBI, to the knowledge of RMBI, since January 1, 2022, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of RMBI and its Subsidiaries.

4.27	No Other Representations or Warranties.

(a)            Except for the representations and warranties made by RMBI in this Article IV, neither RMBI nor any other person makes any express or implied representation or warranty with respect to RMBI, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and RMBI hereby disclaims any such other representations or warranties.  In particular, without limiting the foregoing disclaimer, neither RMBI nor any other person makes or has made any representation or warranty to Company or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to RMBI, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by RMBI in this Article IV, any oral or written information presented to Company or any of its affiliates or representatives in the course of their due diligence investigation of RMBI, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

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(b)            RMBI acknowledges and agrees that neither Company nor any other person has made or is making any express or implied representation or warranty to it other than those contained in Article III.

ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1            Company Conduct of Businesses Prior to the Effective Time. Except as expressly contemplated or permitted by this Agreement or as required by applicable law or a Governmental Entity, or with the prior written consent of RMBI, during the period from the date of this Agreement to the Effective Time, Company shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice, (b) use commercially reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that is intended to or would reasonably be expected to materially adversely affect or materially delay the ability of Company or RMBI or any of their respective Subsidiaries to obtain any Requisite Regulatory Approvals (as defined in Section 7.1(e)) or any other required approval of a Governmental Entity, or to perform its respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

5.2            Company Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, or as required by applicable law or a Governmental Entity, Company shall not, and shall not permit any of its Subsidiaries, without the prior written consent of RMBI (which shall not be unreasonably withheld or delayed with respect to subsections (g), (l), (m), (n) and (r)), to:

(a)            Capital Stock. Issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its capital stock, other ownership interests or any warrants, options, rights, convertible securities or other arrangements or commitment to acquire any shares of the capital stock or other ownership interest, except pursuant to Company Stock Options and Company Stock Awards outstanding on the date hereof.

(b)            Other Securities. Issue any other capital securities, including indebtedness with voting rights, or other securities, debentures or subordinated notes.

(c)            Dividends, Etc. (i) Except as set forth on Section 5.2(c) of the Company Disclosure Schedule or to the extent consistent with past practice regarding timing and amount, make, declare, pay or set aside for payment any dividend or distribution on its capital stock or other ownership interests (other than dividends from wholly owned Subsidiaries to Company or to another wholly owned Subsidiary of Company); or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock, other ownership interests, or rights with respect to the foregoing; provided for purposes of clause (ii), the acceptance, withholding or net settlement of shares of Company Common Stock in connection with the vesting or settlement of Company RSU Awards or Company Stock Options, and dividend equivalents thereon, in each case, in accordance with the applicable award agreements shall not be deemed a “redemption”.

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(d)            Compensation; Employment, Etc. Except as set forth in Section 6.5(d), (i) enter into, modify, amend, renew or terminate any employment, consulting, severance, change in control, or similar agreement or arrangement with any director, officer, employee or independent contractor of Company or any of its Subsidiaries, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments) other than (A) at will agreements, (B) normal individual increases in salary to rank and file employees, in each case in the ordinary course of business consistent with past practice, (C) currently budgeted cash bonuses for fiscal year 2025 or 2026, (D) severance in accordance with past practice and (E) changes that are required by applicable law; (ii) hire any new officers; (iii) promote any employee to a rank of vice president or a more senior position; or (iv) pay aggregate expenses of more than twenty-five thousand dollars ($25,000) in the aggregate for employees and directors to attend conventions or similar meetings after the date hereof.

(e)            Benefit Plans. Enter into, establish, adopt, modify, amend, renew, or terminate any Company Benefit Plan, or take any action to accelerate the vesting of benefits payable thereunder.

(f)            Dispositions. Except as set forth in Section 5.2(f) of the Company Disclosure Schedule, sell, transfer, mortgage, lease, or encumber any of its assets or properties except in the ordinary course of business consistent with past practice, and in the case of a sale or transfer at less than fair value; or sell or transfer any portion of its deposit liabilities.

(g)            Leases or Licenses. Enter into, modify, amend or renew any data processing contract, service provider agreement, or any lease, license or maintenance agreement relating to real or personal property or Intellectual Property other than the annual renewal of an agreement that is necessary to operate its business in the ordinary course consistent with past practice; or permit to lapse its rights in any material Intellectual Property.

(h)            Acquisitions and Investments. Acquire (other than by way of foreclosures in accordance with Section 5.2(n) or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts contracted prior to the date hereof in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of, the assets, business, deposits or properties of any person or entity, or otherwise make any investment (by purchase, contribution or otherwise) in any person or the property, deposits or assets of any person, other than a Company Subsidiary.

(i)            Loans, Loan Participations and Servicing Rights. Except as set forth in Section 5.2(i) of the Company Disclosure Schedule, sell or acquire any Loans (excluding originations) or Loan participations, except in the ordinary course of business consistent with past practice (but in the case of a sale, after giving RMBI or FBR a first right of refusal to acquire such Loan or participation); or sell or acquire any servicing rights.

(j)            Governing Documents. Amend its organizational documents (or similar governing documents).

(k)            Accounting Methods. Implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP or at the direction of a Regulatory Agency.

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(l)            Contracts. Except as set forth in Section 5.2(l) of the Company Disclosure Schedule, enter into or terminate any Company Contract or amend or modify in any material respect or renew any existing Company Contract.

(m)           Claims. Except in the ordinary course of business consistent with past practice, settle any claim, action or proceeding against it. Notwithstanding the foregoing, no settlement shall be made if it involves a precedent for other similar claims, which in the aggregate, could reasonably be determined to be material to Company and its Subsidiaries, taken as a whole.

(n)            Foreclose. Foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a phase one environmental report thereon; provided, however, that neither Company nor any of its Subsidiaries shall be required to obtain such a report with respect to one- to four-family, non-agricultural residential property of five acres or less to be foreclosed upon unless it has reason to believe that such property contains Hazardous Substances or might be in violation of or require remediation under Environmental Laws.

(o)            Deposit Taking and Other Bank Activities. In the case of Company Bank (i) voluntarily make any material changes in or to its deposit mix; (ii) open any new branch or deposit taking facility; or (iii) except as set forth in Section 5.2(o) of the Company Disclosure Schedule, close or relocate any existing branch or other facility.

(p)            Investment Securities. (i) Enter into any securities transactions for its own account or purchase or otherwise acquire any investment security for its own account that is not in accordance with Company’s investment policy; (ii) enter into or acquire any derivatives contract or structured note; or (iii) enter into any new, or modify, amend or extend the terms of any existing contracts relating to the purchase or sale of financial or other futures, or any put or call option relating to cash, securities or commodities or any interest rate swap agreements or other agreements relating to the hedging of interest rate risk.

(q)            Capital Expenditures. Purchase or lease any fixed assets where the amount paid or committed thereof is in excess of fifty thousand dollars ($50,000) individually or one hundred thousand dollars ($100,000) in the aggregate, except for emergency repairs or replacements.

(r)            Lending. (i) Make any material changes in its policies concerning Loan underwriting or which classes of persons may approve Loans or fail to comply with its policies in effect as of September 30, 2025; or (ii) make any Loans or extensions of credit except in the ordinary course of business consistent with past practice and Company Bank’s existing lending policies as of the date of this Agreement that have been previously made available to RMBI,

(s)            Joint Ventures and Real Estate Development Operations. Engage in any new joint venture, partnership or similar activity; make any new or additional investment in any existing joint venture or partnership; or engage in any new real estate development or construction activity.

(t)            Adverse Actions. Take any action that is intended or is reasonably likely to result in (i) the Merger or the Bank Merger failing to qualify as a "reorganization" under Section 368(a) of the Code; (ii) any of Company’s representations and warranties set forth in this Agreement being or becoming untrue in any material respect (disregarding any materiality qualifications contained therein); (iii) any of the conditions set forth in Article VII not being satisfied; or (iv) a violation of any provision of this Agreement.

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(u)            Risk Management. (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices; (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(v)            Indebtedness and Guaranties. Incur any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice with a term not in excess of one year; or incur, assume or become subject to, whether directly or by way of any guarantee or otherwise, any obligations or liabilities (absolute, accrued, contingent or otherwise) of any other person, other than the issuance of letters of credit in the ordinary course of business.

(w)            Liens. Subject any of its assets or properties to any Lien (other than in connection with securing advances, repurchase agreements and other borrowings from the FHLB or the Federal Reserve Bank and transactions in “federal funds”).

(x)            Charitable Contributions. Make or pledge to make any charitable or similar contributions, except in amounts not to exceed ten thousand dollars ($10,000) individually, and one hundred thousand dollars ($100,000) in the aggregate.

(y)            New Lines of Business. Develop, market or implement any new line of business.

(z)            Tax Matters. Make, change or revoke any tax election, file any amended Tax Return, enter into any Tax closing agreement, or settle or agree to compromise any liability with respect to disputed Taxes.

(aa)          Performance of Obligations. Take any action that is likely to materially impair Company’s ability to perform any of its obligations under this Agreement or Company Bank’s ability to perform any of its obligations under the Plan of Bank Merger.

(bb)          Commitments. Agree or commit to do any of the foregoing.

5.3            RMBI Conduct of Business Prior to the Effective Time. Except as expressly contemplated or permitted by this Agreement or as required by applicable law or a Governmental Entity, or with the prior written consent of Company, during the period from the date of this Agreement to the Effective Time, RMBI shall, and shall cause each of its Subsidiaries to, (a) use commercially reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (b) take no action that is intended to or would reasonably be expected to materially adversely affect or materially delay the ability of Company or RMBI or any of their respective Subsidiaries to obtain any Requisite Regulatory Approvals or any other required approval of a Governmental Entity, or to perform its respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

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5.4            RMBI Forbearances. Except as expressly permitted or contemplated by this Agreement, or as required by applicable law or a Governmental Entity, or with the prior written consent of Company during the period from the date of this Agreement to the Effective Time, RMBI shall not, and shall not permit any of its Subsidiaries to:

(a)            Amendment of Articles or Bylaws. Amend its articles of incorporation or bylaws in a manner that would materially and adversely affect the economic benefits of the Merger to the holders of Company Common Stock.

(b)            RMBI Restricted Stock Awards and RMBI Stock Options. Except as otherwise set forth in Section 5.4(b) of the RMBI Disclosure Schedule or in the ordinary course and consistent past practice, award or grant any RMBI Restricted Stock Awards or RMBI Stock Options without consulting with the President and Chief Executive Officer of Company.

(c)            Acquisitions and Investments. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts contracted prior to the date hereof in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of, the assets, business, deposits or properties of any person or entity, or otherwise make any investment (by purchase, contribution or otherwise) in any person or the property, deposits or assets of any person, other than a RMBI Subsidiary, without consulting with the President and Chief Executive Officer of Company.

(d)            Accounting Methods. Implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP or at the direction of a Regulatory Agency.

(e)            Adverse Actions. Take any action that is intended or is reasonably likely to result in (i) the Merger or the Bank Merger failing to qualify as a "reorganization" under Section 368(a) of the Code; (ii) any of RMBI’s representations and warranties set forth in this Agreement being or becoming untrue in any material respect (disregarding any materiality qualifications contained herein); (iii) any of the conditions set forth in Article VII not being satisfied; or (iv) a violation of any provision of this Agreement.

(f)            Risk Management. Fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(g)            New Lines of Business. Develop, market or implement any new line of business without consulting with the President and Chief Executive Officer of Company.

(h)            Performance Obligations. Take any action that is likely to materially impair RMBI’s ability to perform any of its obligations under this Agreement or FBR to perform any of its obligations under the Plan of Bank Merger.

(i)            Commitments. Agree or commit to do any of the foregoing.

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ARTICLE VI
ADDITIONAL AGREEMENTS

6.1	Regulatory Matters.

(a)            As promptly as practicable following the date of this Agreement, RMBI shall prepare and file with the SEC the Form S-4, in which the Proxy Statement, which will be prepared jointly by RMBI and Company, will be included. RMBI shall provide Company and its counsel with appropriate opportunity to review and comment on the Form S-4 and the Proxy Statement prior to the time they are initially filed with the SEC or any amendments that are filed with the SEC.  Each of RMBI and Company shall use its commercially reasonable best efforts to respond as promptly as practicable to any written or oral comments from the SEC or its staff with respect to the Form S-4 or any related matters. Each of Company and RMBI shall use its commercially reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to maintain such effectiveness for as long as necessary to consummate the Merger and the other transactions contemplated by this Agreement. Upon the Form S-4 being declared effective, Company shall thereafter mail or deliver the Proxy Statement to its shareholders and RMBI shall mail or deliver the Proxy Statement to the holders of RMBI Common Stock. RMBI shall also use its commercially reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Company shall furnish all information concerning Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action. If at any time prior to the Company Shareholder Meeting (as defined in Section 6.3), or the RMBI Stockholder Meeting (as defined in Section 6.3), there shall occur any event that should be disclosed in an amendment or supplement to the Proxy Statement or the Form S-4, Company and RMBI shall use their commercially reasonable efforts to promptly prepare, file with the SEC (if required under applicable law) and mail to shareholders of the Company and to stockholders of RMBI, an amendment or supplement. Each of Company and RMBI shall correct any information provided by it for use in the Form S-4 or the Proxy Statement as promptly as reasonably practicable if and to the extent such information is discovered to contain any untrue statement of a material fact or omits to state any material face required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)            In addition to their obligations pursuant to Section 6.1(a), Company and RMBI shall make all necessary filings with respect to the Merger and the other transactions contemplated by this Agreement under the Securities Act, the Exchange Act and applicable foreign laws and regulations promulgated thereunder and provide each other with copies of any such filings. RMBI and Company shall advise the other Party, promptly after receipt of notice thereof, of (and provide copies of any notices or communications with respect to) the time of the effectiveness of the Form S-4, the filing of any supplement or amendment thereto, the issuance of any stop order relating thereto, the suspension of the qualification of RMBI Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC or its staff for amendment to the Proxy Statement or the Form S-4, comments thereon from the SEC’s staff and each Party’s responses thereto or request of the SEC or its staff for additional information. No amendment or supplement to the Proxy Statement or the Form S-4 shall be filed without the approval of each of Company and RMBI, which approval shall not be unreasonably withheld, delayed or conditioned.

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(c)            Subject to the terms and conditions set forth in this Agreement, RMBI and Company shall, and shall cause their respective Subsidiaries to, use commercially reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) the satisfaction of the conditions precedent to the obligations of Company (in the case of RMBI) or RMBI (in the case of Company) to the Merger, (ii) the obtaining of all necessary consents or waivers from third parties, (iii) the obtaining of all necessary actions or no-actions, expirations or terminations of waiting periods under the HSR Act or other antitrust laws, waivers, consents, authorizations, permits, orders and approvals from, or any exemption by, any Governmental Entities, an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger, the Bank Merger and to fully carry out the purposes of this Agreement. The Parties shall cooperate with each other and use their respective commercially reasonable best efforts to promptly prepare and file, and cause their respective Subsidiaries to prepare and file, all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, Regulatory Agencies and other Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties, Regulatory Agencies or other Governmental Entities. In furtherance (but not in limitation) of the foregoing, RMBI shall, and shall cause FBR to, use commercially reasonable efforts to file any required applications, notices or other filings with the Federal Reserve Board, the OCC, the DFI, if applicable, and under the HSR Act, if applicable, within forty-five (45) days after the date hereof. Company and RMBI shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the confidentiality of information, all the information relating to Company or RMBI, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party, Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable. The Parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties, Regulatory Agencies and other Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement.

(d)            Each of RMBI and Company shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of RMBI, Company or any of their respective Subsidiaries to any Regulatory Agency or other Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

(e)            Each of RMBI and Company shall promptly advise the other upon receiving any communication from any Regulatory Agency or other Governmental Entity, the consent or approval of which is required for consummation of the transactions contemplated by this Agreement, that causes such Party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed, or that any such approval may contain an Unduly Burdensome Condition (as defined in Section 7.1(e)).

6.2	Access to Information and Current Information.

(a)            Upon reasonable notice and subject to applicable law and regulation, each of RMBI and Company, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other Party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and each shall cooperate with the other Party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally, and, during such period, each of RMBI and Company shall, and shall cause its respective Subsidiaries to, make available to the other Party, to the extent permissible under applicable law, (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws which is generally not available on the SEC’s EDGAR internet database, and (ii) all other information concerning its business, properties and personnel as such Party may reasonably request. Neither RMBI nor Company nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of RMBI’s or Company’s, as the case may be, customers, jeopardize the attorney-client privilege of the Party in possession or control of such information, is otherwise related to discussions of this Agreement and/or the transactions contemplated hereby, or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The Parties will use commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

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(b)            Company shall permit, and shall cause its Subsidiaries to permit, RMBI and/or an environmental consulting firm selected by RMBI, at the sole expense of RMBI, to conduct such phase I and/or phase II environmental audits, studies and tests as RMBI shall deem appropriate on real property currently owned, leased or operated by Company or any of its Subsidiaries. In the event any subsurface or phase II site assessments are conducted (which assessments shall be at RMBI's sole expense), RMBI shall indemnify Company and its Subsidiaries for all costs and expenses associated with returning the property to its previous condition.

(c)            Subject to applicable law and regulations, during the period from the date hereof to the Effective Time, Company shall, upon the request of RMBI, cause one or more of its designated officers to confer on a monthly basis (or more frequently if the Parties reasonably agree that it is necessary) with officers of RMBI regarding the financial condition, operations and business of Company and its Subsidiaries and matters relating to the completion of the transactions contemplated by this Agreement. As soon as practicable after the end of each month, Company will deliver to RMBI in electronic form (i) the monthly deposit and loan trial balances of Company Bank, (ii) the monthly analysis of Company Bank's investment portfolio, (iii) monthly balance sheet and income statement of Company and its Subsidiaries, and (iv) an update of all of the information set forth in Section 3.26(a) of the Company Disclosure Schedule for the then-current period.

(d)            During the period from the date hereof to the Effective Time, each Party shall provide the other with its board packages and notices of Board of Directors meetings simultaneously with the submission of such materials to members of such delivering Party; provided however, that the board packages and notices provided to the other Party may exclude (i) any materials relating to the transactions contemplated by this Agreement or, in the case of Company an Acquisition Proposal (as defined in Section 6.8(e)), (ii) any materials if the disclosure of such materials to the other Party would or could reasonably be expected to result in a violation of applicable law, regulation or orders, decrees or determinations of a Government Entity, or (iii) any materials that would jeopardize the attorney-client privilege of such delivering Party or its Subsidiaries.

(e)            All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between the Parties as of March 25, 2025 (the “Confidentiality Agreement”).

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(f)            No investigation by a Party hereto or its representatives shall affect the representations and warranties of the other Party set forth in this Agreement.

6.3            Shareholder Meetings.

(a)            Company shall, and shall cause its Board of Directors to, (i) take all action in accordance with the federal securities laws, the laws of the State of Indiana, the Company Articles and the Company Bylaws necessary to (A) call and give notice of a special meeting of its shareholders (the “Company Shareholder Meeting”) for the purpose of seeking the Company Shareholder Approval as soon as reasonably practicable (but not later than ten (10) business days) following the date the Form S-4 is declared effective under the Securities Act and (B) use reasonable best efforts to convene the Company Shareholder Meeting to take place on a date that is within forty-five (45) days after the notice date; (ii) subject to Section 6.8, use its commercially reasonable best efforts to (x) cause the Company Shareholder Meeting to be convened and held on the scheduled date and (y) obtain the Company Shareholder Approval; and (iii) subject to Section 6.8, include in the Proxy Statement the unanimous recommendation of its Board of Directors that the Company shareholders approve this Agreement and the Merger (the “Company Board Recommendation”). Notwithstanding anything to the contrary contained in this Agreement, Company shall not be required to hold the Company Shareholder Meeting if this Agreement is terminated pursuant to Section 8.1 prior to the scheduled time of the Company Shareholder Meeting.

(b)            RMBI shall, and shall cause its board of directors to, (i) take all action in accordance with the federal securities laws, the laws of the State of Maryland, the RMBI Articles and the RMBI Bylaws necessary to (A) call and give notice of a special meeting of its stockholders (the “RMBI Stockholder Meeting”) for the purpose of seeking approval of the Merger by the affirmative vote of the holders of a majority of the outstanding shares of RMBI Common Stock and approval of RMBI stockholders to issue RMBI Common Stock in connection with the transactions contemplated by this Agreement (“RMBI Stockholder Approval”) as soon as practicable (but not later than ten (10) business days) following the date the Form S-4 is declared effective under the Securities Act and (B) schedule the RMBI Stockholder Meeting to take place on a date that is within forty-five (45) days after the notice date; (ii) use its commercially reasonable best efforts to (x) cause the RMBI Stockholder Meeting to be convened and held on the scheduled date and (y) obtain the RMBI Stockholder Approval; and (iii) include in the Proxy Statement the unanimous recommendation of its board of directors that the RMBI stockholders approve the issuance of RMBI Common Stock pursuant to this Agreement and the Merger (the “RMBI Board Recommendation”). The board of directors of RMBI shall not (nor shall any committee thereof) withdraw or modify, in a manner adverse to Company, the RMBI Board Recommendation or make or cause to be made any third party or public communication proposing or announcing an intention to withdraw or modify in any manner adverse to Company the RMBI Board Recommendation (any such action, a “RMBI Change in Recommendation”). Notwithstanding anything to the contrary contained in this Agreement, RMBI shall not be required to hold the RMBI Stockholder Meeting if this Agreement is terminated pursuant to Section 8.1 prior to the scheduled time of the RMBI Stockholder Meeting.

(c)            Unless there has been a Company Change of Recommendation, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Company’s shareholders, RMBI’s stockholders or any other Person to prevent the Company Shareholder Approval or RMBI Stockholder Approval from being obtained.

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6.4            Reservation of Shares and Nasdaq Listing.

(a)            Effective upon the date of this Agreement, RMBI shall reserve for issuance a sufficient number of shares of RMBI Common Stock for the purpose of issuing shares of RMBI Common Stock in the Merger.

(b)            Prior to the Effective Time, RMBI shall cause the shares of RMBI Common Stock to be issued to the holders of Company Common Stock in the Merger to be authorized for listing on the Nasdaq, subject to official notice of issuance.

(c)            Prior to the Closing Date, Company shall cooperate with RMBI and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the Over-the-Counter Market to enable the removal of the quotation by the Surviving Company of Company Common Stock from the Over-the-Counter Market as promptly as practicable after the Effective Time.

6.5            Employee Matters.

(a)            Following the Effective Time, RMBI shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of employees (as a group) who are full-time active employees of Company and its Subsidiaries on the Closing Date and who are retained by RMBI or any of its Subsidiaries immediately following the Effective Time (“Covered Employees”) that provide employee benefits and compensation opportunities which, in the aggregate, are substantially comparable (and equivalent) to the employee benefits and compensation opportunities that are made available on a uniform and non-discriminatory basis to similarly situated employees of RMBI or its Subsidiaries (other than Company and its Subsidiaries), as applicable; provided that (i) in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of RMBI or its Subsidiaries; and (ii) until such time as RMBI shall cause Covered Employees to participate in the benefit plans and compensation opportunities that are made available to similarly situated employees of RMBI or its Subsidiaries (other than Company and its Subsidiaries), a Covered Employee's continued participation in employee benefit plans and compensation opportunities of Company and its Subsidiaries shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the RMBI Benefit Plans may commence at different times with respect to each RMBI Benefit Plan).

(b)            To the extent that a Covered Employee becomes eligible to participate in a RMBI Benefit Plan, RMBI shall cause such RMBI Benefit Plan to (i) recognize full-time years of prior service from the date of most recent hire of such Covered Employee with Company or its Subsidiaries for purposes of eligibility, participation and vesting, but not benefit accruals; and (ii) with respect to any RMBI Benefit Plan that is a health, dental, vision plan or other welfare plan in which any Covered Employee is eligible to participate for the plan year in which such Covered Employee is first eligible to participate, RMBI or its applicable Subsidiary shall use its commercially reasonable best efforts to cause any pre-existing condition limitations or eligibility waiting periods under such RMBI or Subsidiary plan to be waived with respect to such Covered Employee to the extent such condition was or would have been covered under the Company Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time.

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(c)            Prior to the Effective Time, Company shall take, and shall cause its Subsidiaries to take, all actions requested by RMBI (provided the request is made at least twenty (20) days prior to the Effective Time) that may be necessary or appropriate to (i) cause one or more Company Benefits Plans to terminate as of the Effective Time, or as of the date immediately preceding the Effective Time, (ii) cause benefit accruals and entitlements under any Company Benefit Plan to cease as of the Effective Time, or as of the date immediately preceding the Effective Time, (iii) cause the continuation on and after the Effective Time of any contract, arrangement or insurance policy relating to any Company Benefit Plan for such period as may be requested by RMBI, or (iv) facilitate the merger of any Company Benefit Plan into any employee benefit plan maintained by RMBI or a RMBI Subsidiary. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 6.5(c) shall be subject to RMBI's reasonable prior review and approval, which shall not be unreasonably withheld.

(d)            At the Effective Time, RMBI and/or FBR, as applicable, shall assume and honor all deferred compensation agreements, director retirement agreements and long term incentive agreements that are attached to or otherwise described in Section 6.5(d) of the Company Disclosure Schedule. Concurrently with the execution of this Agreement, RMBI, FBR, Company and Company Bank shall enter into a Settlement and Release Agreement with the individual and for the amount set forth on Section 6.5(d)(i) of the Company Disclosure Schedule, in the form included in Exhibit X to Section 6.5(d)(i) of the Company Disclosure Schedule (a “Settlement Agreement”), in full settlement of the respective rights and obligations of the parties under the change in control agreement. Based upon the information contained in Section 6.5(d)(i) of the Company Disclosure Schedule, it is expected that the individual who is party to the Settlement Agreement will not be subject to any 280G cut-back in benefits or to an excise tax under Section 4999 of the Code. Concurrently with the execution of this Agreement, RMBI and/or FBR shall also enter into a change in control agreement with each individual set forth on Section 6.5(d)(ii) of the Company Disclosure Schedule, in the form or forms included in Exhibit Y to Section 6.5(d)(iii) of the Company Disclosure Schedule, which will supersede all other outstanding Company change in control agreements.

(e)            RMBI agrees to pay, or shall instruct its applicable Subsidiary to pay, to each Covered Employee that is not covered by a written severance agreement and is terminated by RMBI or any of its Subsidiaries, without cause, within six (6) months following the Effective Time, or who is not offered a comparable position with RMBI and terminates employment prior to the Effective Time, a severance payment equal to two (2) weeks of his or her then current base salary multiplied by the number of total completed years of service with Company or a Company Subsidiary (without duplication) from the date of last hire; provided, however, that the minimum severance payment shall equal not less than four (4) weeks of his or her base salary and the maximum severance payment shall not exceed twenty-six (26) weeks of his or her base salary; and provided further, that such Covered Employee enters into a release of claims in a form reasonably satisfactory to RMBI.

(f)            Nothing in this Section 6.5 shall be construed to limit the right of RMBI or any of its Subsidiaries (including, following the Closing Date, any Company Subsidiary) to amend or terminate any Company Benefit Plan or other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, nor shall anything in this Section 6.5 be construed to require RMBI or any of its Subsidiaries (including, following the Closing Date, any Company Subsidiary) to retain the employment of any particular Covered Employee for any fixed period of time following the Closing Date.

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6.6	Officers' and Directors' Insurance; Indemnification.

(a)            RMBI shall purchase officers' and directors' liability insurance tail coverage covering the persons who are presently covered by Company's current officers' and directors' liability insurance policy with respect to actions, omissions, events, matters or circumstances occurring prior to the Effective Time for a period of up to six years following the Effective Time, on terms which are at least substantially equivalent to the terms of said current policy, provided that it shall not be required to expend more than an amount equal to 150% of the annual premium most recently paid by Company (the “Insurance Amount”) to maintain or procure officers’ and directors’ liability insurance coverage, and further provided that if RMBI is unable to maintain or obtain the insurance called for by this Section 6.6(a), RMBI shall use commercially reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount. RMBI shall cause such policy to be maintained in full force and effect, for its full term, and shall cause all obligations thereunder to be honored by the Surviving Company and no other party shall have any further obligation to purchase or pay for insurance hereunder. The officers and directors of Company or its Subsidiaries may be required to make application and provide customary representations and warranties to RMBI's insurance carrier for the purpose of obtaining such insurance.

(b)            For a period of six years following the Effective Time, RMBI shall indemnify and hold harmless each person who is now, or who has been at any time before the date of this Agreement, or who becomes before the Effective Time, a director or officer of Company (each, a “Company Indemnified Party”) against all losses, claims, damages, costs, expenses (including reasonable attorneys’ fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of RMBI, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding, investigation or other legal proceeding, whether civil, criminal, administrative or investigative or investigation (each, a “Claim”), in which a Company Indemnified Party is, or is threatened to be made, a party or witness or arising out of the fact that such person is or was a director or officer of Company if such Claim pertains to any matter of fact arising, existing or occurring at or before the Effective Time (including the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time, to the fullest extent permitted under the Company Articles or Company Bylaws to the extent permitted by applicable law including 12 USC 1828(k) and the regulations thereunder and Regulatory Agencies.

(c)            In connection with the indemnification provided pursuant to Section 6.6(b), RMBI and/or a RMBI Subsidiary (i) will advance expenses, promptly after statements therefor are received, to each such indemnified person to the fullest extent permitted by law and Governmental Entities (provided the individual to whom expenses are advanced provides an undertaking to repay such advance if it is ultimately determined that such individual is not entitled to indemnification), including the payment of the fees and expenses of one counsel with respect to a matter, and one local counsel in each applicable jurisdiction, if necessary or appropriate, selected by such indemnified person or multiple indemnified persons, it being understood that they collectively shall only be entitled to one counsel and one local counsel in each applicable jurisdiction where necessary or appropriate (unless a conflict shall exist between them in which case they may retain separate counsel), all such counsel shall be reasonably satisfactory to RMBI and (ii) will cooperate in the defense of any such matter.

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(d)            This Section 6.6 shall survive the Effective Time, is intended to benefit each Company Indemnified Party (each of whom shall be entitled to enforce this Section against RMBI), and shall be binding on all successors and assigns of RMBI.

(e)            In the event RMBI or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to one or more other persons, then, and in each such case, proper provision shall be made so that the successors and assigns of RMBI assume the obligations set forth in this Section 6.6.

6.7            Exemption from Liability Under Section 16(b). Each of the Board of Directors of RMBI and Company or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act) shall adopt a resolution in advance of the Effective Time providing that the receipt by Company Insiders of RMBI Common Stock pursuant to the Merger (including in settlement of Company RSU Awards) is intended to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act. As used herein, the term “Company Insiders” means those officers and directors of Company who will become subject to the reporting requirements of Section 16(a) of the Exchange Act as insiders of RMBI in conjunction with the Merger.

6.8            No Solicitation.

(a)            Company agrees that, except as expressly permitted by Section 6.8(b), from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Section 8.1, it will not, and will cause its Subsidiaries and its Subsidiaries’ officers, directors, and employees (the “Company Individuals”) not to, and will use its commercially reasonable best efforts to cause Company and its Subsidiaries’ agents, advisors and controlled affiliates, accountants, legal counsel, and financial advisors (the “Company Representatives”) not to, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any discussions or negotiations concerning, or provide any confidential or nonpublic information or data concerning its and/or its Subsidiaries business, properties or assets (“Company Confidential Information”) to, or have any discussions with, any person relating to, any Acquisition Proposal (as defined below). Company will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any persons other than RMBI with respect to any Acquisition Proposal and will use its commercially reasonable best efforts, subject to applicable law, to enforce any confidentiality or similar agreement relating to such an Acquisition Proposal.

(b)            Notwithstanding anything to the contrary in Section 6.8(a), at any time from the date of this Agreement and prior to the Company Shareholder Meeting, in the event Company receives an unsolicited Acquisition Proposal and the Board of Directors of Company determines in good faith that such Acquisition Proposal constitutes a Superior Proposal (as defined below) or is reasonably likely to result in a Superior Proposal, Company may, and may permit its Subsidiaries and the Company Individuals and the Company Representatives to, (i) use commercially reasonable efforts to negotiate the terms of, and enter into, a confidentiality agreement with terms and conditions no less favorable to Company than the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”), (ii) furnish or cause to be furnished Company Confidential Information to the person making such Acquisition Proposal pursuant to an Acceptable Confidentiality Agreement, and (iii) negotiate and participate in such negotiations or discussions with the person making such Acquisition Proposal concerning such Acquisition Proposal, if the Board of Directors of Company determines in good faith (following consultation with counsel) that failure to take such actions would reasonably be likely to result in a violation of its fiduciary duties under applicable law.

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(c)            The Board of Directors of Company shall not (nor shall any committee thereof) withdraw or modify, in a manner adverse to RMBI, the Company Board Recommendation or make or cause to be made any third party or public communication proposing or announcing an intention to withdraw or modify in any manner adverse to RMBI, or fail to maintain or at the request of RMBI to reaffirm (including at the Company Shareholder Meeting), the Company Board Recommendation (any such action, a “Company Change in Recommendation”). Notwithstanding the foregoing, the Board of Directors of Company (including any committee thereof) may, at any time prior to the Company Shareholder Meeting, effect a Company Change in Recommendation in response to a bona fide written unsolicited Acquisition Proposal made after the date of this Agreement that the Board of Directors of Company determines in good faith (after consultation with Company’s outside legal counsel and its financial advisor) constitutes a Superior Proposal; provided, however, that the Board of Directors of Company may not make a Company Change in Recommendation, or terminate this Agreement pursuant to Section 8.1(f), with respect to an Acquisition Proposal until it has given RMBI at least four (4) business days, following RMBI’s initial receipt of written notice that the Board of Directors of Company has determined that such Acquisition Proposal is a Superior Proposal and the reasons therefor, to respond to any such Acquisition Proposal and, taking into account any amendment or modification to this Agreement proposed by RMBI, the Board of Directors of Company determines in good faith (after consultation with counsel) that such Acquisition Proposal continues to constitute a Superior Proposal.

(d)            Company will promptly (and in any event within two (2) business days) advise RMBI in writing following receipt of any Acquisition Proposal and the substance thereof (including the identity of the person making such Acquisition Proposal), and will keep RMBI apprised of any related developments, discussions and negotiations (including the terms and conditions, whether written or oral, of the Acquisition Proposal) on a timely and current basis.

(e)            As used in this Agreement, the following terms have the meanings set forth below:

“Acquisition Proposal” means a tender or exchange offer, proposal for a merger, consolidation or other business combination involving Company or Company Bank or any proposal or offer to acquire in any manner more than 20% of the voting power in, or more than 20% of the fair market value of the business, assets or deposits of, Company or Company Bank, other than the transactions contemplated by this Agreement.

“Superior Proposal” means a bona fide written Acquisition Proposal that the Board of Directors of Company concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger, (i) after receiving the advice of its financial advisors (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein and (iii) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable law; provided, however, that for purposes of the definition of “Superior Proposal,” the references to “more than 20%” in the definition of Acquisition Proposal shall be deemed to be references to “a majority”.

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6.9            Notification of Certain Matters. Each of the Parties shall give prompt written notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein. Each of Company and RMBI shall promptly inform the other in writing upon receiving notice of any claim, demand, cause of action or investigation by any Governmental Entity or third party against, or threatened against, it or any of its Subsidiaries or any of their respective assets, properties, or any of their respective directors, officers or employees in their individual capacities as such.

6.10            Correction of Information. Each of Company and RMBI shall promptly correct and supplement in writing any information furnished under this Agreement so that such information shall be correct and complete in all material respects at all times, without taking into account any Material Adverse Affect qualification, and shall include all facts necessary to make such information correct and complete in all material respects at all times; provided, however, that in each case, such disclosure shall not be deemed to cure any breach of a representation, warranty, covenant or agreement or any failure of a condition under Article VII, or to otherwise limit or affect in any way the remedies available hereunder to any party receiving such notice.

6.11            System Integration. From and after the date hereof, Company shall cause Company Bank, and RMBI shall cause FBR, and their respective directors, officers and employees to, and shall make all commercially reasonable best efforts (without undue disruption to either business) to cause Company Bank’s and FBR’s respective data processing consultants and software providers to, cooperate and consult with the other Party (including its consultants and software providers) in connection with the planned electronic and systematic conversion of all applicable data of Company Bank and FBR to a system to be selected by FBR, after consultation with the President and Chief Executive Officer of Company Bank, such conversion to occur after the Effective Time, including the training of the respective employees of each Party without undue disruption to such Party’s business, during normal business hours and at the expense of RMBI or FBR (not to include Company Bank's employee payroll).

6.12            Coordination; Integration.

(a)            Subject to applicable law and regulation, during the period from the date hereof until the Effective Time, Company shall cause the Chief Executive Officer and Chief Financial Officer of Company Bank and other officers to be designated by the Chief Executive Officer of Company to assist and confer with the officers of FBR, on a weekly basis, relating to the development, coordination and implementation of the post-Merger operating and integration plans of FBR, as the Surviving Bank in the Bank Merger.

(b)            Company and Company Bank shall take any actions RMBI may reasonably request prior to the Effective Time to facilitate the consolidation of the operations of Company Bank with FBR following consummation of the Bank Merger.

(c)            Upon RMBI’s reasonable request and consistent with GAAP, the rules and regulations of the SEC and applicable laws and regulations, (i) each of Company and its Subsidiaries shall modify or change its loan, OREO, accrual, reserve, tax, litigation, and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of RMBI and (ii) Company shall make such accruals under the Company Benefit Plans as RMBI may reasonably request to reflect the benefits payable under such Company Benefit Plans upon the completion of the Merger. Notwithstanding the foregoing, no such modifications, changes, or accruals of the type described in this Section 6.12(c) need be made prior to the satisfaction of the conditions set forth in Section 7.1(a) and Section 7.1(e).

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(d)            Company and Company Bank shall, consistent with GAAP and regulatory accounting principles, use their commercially reasonable efforts to implement at RMBI’s request internal control procedures which are consistent with RMBI’s and FBR’s current internal control procedures to allow RMBI to fulfill its reporting requirement under Section 404 of the Sarbanes-Oxley Act; provided, however, that no changes need be made prior to the satisfaction of the conditions set forth in Section 7.1(a) and Section 7.1(e).

(e)            No accrual or reserve or change in policy or procedure made by Company or any of its Subsidiaries pursuant to this Section 6.12 shall constitute or be deemed to be a breach or violation of, or failure to satisfy, any representation, warranty, covenant, agreement, condition, or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation, or failure to satisfy shall have occurred. The recording of any such adjustment shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of Company or its management with any such adjustments.

6.13            Non-Control. Nothing contained in this Agreement shall give, or is intended to give, RMBI, directly or indirectly, the right to control or direct the operations of Company or any of its Subsidiaries prior to the Effective Time. Prior to the Effective Time, Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.14            Company Director Action. Prior to the Effective Time, RMBI shall take, and shall cause FBR to take, all necessary or required action to cause each of the Company Directors to become a director of the Surviving Company at the Effective Time pursuant to Section 1.8(a) for a term expiring at the annual meeting of stockholders as set forth in Section 6.14 of the RMBI Disclosure Schedule, and a director of FBR upon consummation of the Bank Merger, in each case if he or she is otherwise eligible to serve, including any required amendments to the RMBI Bylaws and governing documents of FBR. In addition, for a period of two (2) years following the Effective Time, should any director retire, resign or withdraw for any reason from his or her position as a director on the board of the Surviving Company, such director shall be replaced by a majority vote of the remaining directors on the board from that director’s Party to this Agreement (i.e., the Company or RMBI), for the remaining term of such director.

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ARTICLE VII
CONDITIONS PRECEDENT

7.1            Conditions to Each Party's Obligations. The respective obligations of the Parties to effect the Merger shall be subject to the satisfaction or, to the extent permitted by law, waiver by each of Company and RMBI, at or prior to the Effective Time, of the following conditions:

(a)            Shareholder Approval. The Company Shareholder Approval and the RMBI Stockholder Approval shall have been obtained.

(b)            Nasdaq Listing. The shares of common stock of RMBI that shall be issuable pursuant to this Agreement shall have been authorized for listing on Nasdaq, subject to official notice of issuance.

(c)            Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d)            No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the Merger or the Bank Merger shall be in effect.

(e)            Regulatory Approvals. All regulatory authorizations, consents, orders or approvals from Regulatory Agencies and other Governmental Entities required to consummate the Merger and the Bank Merger shall have been obtained and shall remain in full force and effect without the imposition of any condition or requirement, which individually or in the aggregate, is deemed unduly burdensome by RMBI (an “Unduly Burdensome Condition”) and such authorizations, consents, orders and approvals shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to as the “Requisite Regulatory Approvals”).

7.2            Conditions to Obligations of RMBI. The obligation of RMBI to effect the Merger is also subject to the satisfaction, or, to the extent permitted by law, waiver by RMBI, at or prior to the Effective Time, of the following conditions:

(a)            Representations and Warranties. The representations and warranties of Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made anew on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), subject to the Company Warranty Standard; and RMBI shall have received a certificate signed on behalf of Company by the Chief Executive Officer of Company or the Chief Financial Officer of Company to such effect.

(b)            Performance of Obligations of Company. Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and RMBI shall have received a certificate signed on behalf of Company by the Chief Executive Officer or the Chief Financial Officer of Company to such effect.

(c)            Third Party Consents. Company shall have obtained any required consent to assignment of any Material Contract set forth on referenced on Section 3.14(a)(iii) of the Company Disclosure Schedule.

(d)            Opinion of Tax Counsel. RMBI shall have received an opinion from Silver, Freedman, Taff & Tiernan LLP, special counsel to RMBI, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Silver, Freedman, Taff & Tiernan LLP may require and rely upon representations contained in letters from each of RMBI and Company.

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7.3            Conditions to Obligations of Company. The obligation of Company to effect the Merger is also subject to the satisfaction or, to the extent permitted by law, waiver by Company, at or prior to the Effective Time, of the following conditions:

(a)            Representations and Warranties. The representations and warranties of RMBI set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made anew on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), subject to the RMBI Warranty Standard; and Company shall have received a certificate signed on behalf of RMBI by the Chief Executive or Chief Financial Officer of RMBI to such effect.

(b)            Performance of Obligations of RMBI. RMBI shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and Company shall have received a certificate signed on behalf of RMBI by the Chief Executive Officer or the Chief Financial Officer of RMBI to such effect.

(c)            Opinion of Tax Counsel. Company shall have received an opinion from Amundsen Davis LLC, special counsel to Company, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Amundsen Davis LLC may require and rely upon representations contained in letters from each of RMBI and Company.

ARTICLE VIII
TERMINATION AND AMENDMENT

8.1            Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Shareholder Approval and the RMBI Stockholder Approval, by action of the Board of Directors of a Party, as follows:

(a)            by the written mutual consent of Company and RMBI;

(b)            by either Company or RMBI, if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the Party seeking to terminate this Agreement to perform any covenant or agreement in this Agreement required to be performed prior to the Effective Time;

(c)            by either Company or RMBI, if the Merger shall not have been consummated on or before June 30, 2026, unless the failure of the Closing to occur by such date shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the covenants and agreements of such Party set forth in this Agreement;

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(d)            by either Company or RMBI (provided that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Company, in the case of a termination by RMBI, or RMBI, in the case of a termination by Company, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2 or 7.3, as the case may be, and which is not cured within twenty (20) days following written notice to the Party committing such breach or by its nature or timing cannot be cured within such time period;

(e)            (i) by RMBI if (A) the Board of Directors of Company shall have failed to make the Company Board Recommendation or the Board of Directors of Company or any committee thereof shall have made a Company Change in Recommendation; (B) Company shall have materially breached any of the provisions set forth in Section 6.8; or (C) shareholders of Company representing more than ten percent (10.0%) of the issued and outstanding shares of Company Common Stock as of the date of this Agreement shall have become Dissenting Shareholders; and (ii) by Company if the board of directors of RMBI shall have failed to make the RMBI Board Recommendation or the board of directors of RMBI or any committee thereof shall have made an RMBI Change in Recommendation;

(f)            by Company prior to the Company Shareholder Meeting in order to enter into an agreement relating to a Superior Proposal in accordance with Section 6.8; provided, however, that Company has (i) not materially breached the provisions of Section 6.8, and (ii) complied with its payment obligation under Section 8.4(a); or

(g)            by either Company or RMBI, (i) if the provisions of Section 8.1(e)(i) are not applicable and the shareholders of Company fail to provide the Company Shareholder Approval at a duly held meeting of shareholders or at an adjournment or postponement thereof, or (ii) if the provisions of Section 8.1(e)(ii) are not applicable and the stockholders of RMBI fail to provide the RMBI Stockholder Approval at a duly held meeting of stockholders or at an adjournment or postponement thereof.

The Party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), or (g) of this Section 8.1 shall give written notice of such termination to the other Party in accordance with Section 9.3, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2            Effect of Termination. In the event of termination of this Agreement by either Company or RMBI as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Company, RMBI, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 8.2, 8.3, 8.4 and 9.8 shall survive any termination of this Agreement, and (ii) if this Agreement is terminated under Section 8.1(d), the non-terminating Party shall not, except as provided in Section 8.4(c), be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.

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8.3            Fees and Expenses. Except with respect to costs and expenses of printing and mailing the Proxy Statement, which shall be borne proportionally by the Parties, and all filing and other fees in connection with any filing with the SEC, which shall be borne by RMBI, all fees and expenses incurred in connection with the Merger, the Bank Merger, this Agreement, and the other transactions contemplated by this Agreement shall be paid by the Party incurring such fees or expenses, whether or not the Merger is consummated.

8.4	Termination Fee.

(a)            If this Agreement is terminated pursuant to Section 8.1(e)(i) or (f), then (i) in the case of termination under Section 8.1(e)(i), Company shall immediately following such termination pay RMBI an amount equal to $3.3 million (the “Termination Fee”), and (ii) in the case of termination under Section 8.1(f), Company shall, simultaneously with such termination and as a condition thereof, pay RMBI the Termination Fee, in each case in same-day funds.

(b)            If this Agreement is terminated by either Party under Section 8.1(g)(i), and prior thereto there has been publicly announced an Acquisition Proposal (which has not been withdrawn at least two (2) Business Days prior to the Company Shareholder Meeting), then if within one year of such termination Company or Company Bank either (A) enters into a definitive agreement with respect to an Acquisition Proposal or (B) consummates an Acquisition Proposal, Company shall immediately pay RMBI the Termination Fee set forth in Section 8.4(a) in same-day funds. For purposes of clauses (A) and (B) above, the reference to 20% in the definition of Acquisition Proposal shall be 50%.

(c)            The payment of the Termination Fee shall fully discharge Company from any and all liability under this Agreement and related to the transactions contemplated herein, and RMBI shall not be entitled to any other relief or remedy against Company. If the Termination Fee is not payable, RMBI may pursue any and all remedies available to it against Company on account of a willful and material breach by Company of any of the provisions of this Agreement. Moreover, if the Termination Fee is payable pursuant to Section 8.1(e)(i)(B), RMBI shall have the right to pursue any and all remedies available to it against Company on account of the willful and material breach by Company of Section 6.8 in lieu of accepting the Termination Fee under Section 8.4(a). Company may pursue any and all remedies available to it against RMBI on account of a willful and material breach by RMBI of any of the provisions of this Agreement.

8.5            Amendment. This Agreement may be amended by the Parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of Company; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Company, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further shareholder approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

8.6            Extension; Waiver. At any time prior to the Effective Time, the Parties, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

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ARTICLE IX
GENERAL PROVISIONS

9.1            Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place remotely via the electronic exchange of documents and signatures immediately prior to the Effective Time at 10:00 a.m. and shall take place on a date no later than five business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing), unless extended by mutual agreement of the Parties (the “Closing Date”).

9.2            Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 6.6 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

9.3            Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon confirmation of receipt, (b) on the first (1st) business day following the date of dispatch if delivered utilizing next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the person to receive such notice:

(a)            if to RMBI, to:

Richmond Mutual Bancorporation, Inc.
31 North 9th Street

Richmond, Indiana 47374
Attention: Garry D. Kleer, Chief Executive Officer
Email: gkleer@firstbankrichmond.com

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with a copy to:

Silver, Freedman, Taff & Tiernan LLP
3299 K Street, N.W., Suite 100

Washington, D.C. 20007
Attention: James S. Fleischer or Marty Meyrowitz
Email:     jfleischer@sfttlaw.com

mey@sfttlaw.com

(b)            if to Company, to:

The Farmers Bancorp, Frankfort, Indiana

9 East Clinton Street

Frankfort, Indiana 46041

Attention: Christopher Cook, President and Chief Executive Officer

Email:     christopher.cook@thefarmersbank.com

with a copy to:

Amundsen Davis LLC

201 North Illinois Street, Suite 1400

Capital Center, South Tower

Indianapolis, Indiana 46204

Attention: John W. Tanselle or Daniel Spungen

Email:     jtanselle@amundsendavislaw.com
                                               dspungen@amundsendavislaw.com

9.4            Interpretation. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” mean the date of this Agreement. As used in this Agreement, the “knowledge” of Company means the actual knowledge of any of the officers of Company listed on Section 9.4 of the Company Disclosure Schedule, and the “knowledge” of RMBI means the actual knowledge of any of the officers of RMBI listed on Section 9.4 of the RMBI Disclosure Schedule. As used herein, (a) “business day” means any day other than a Saturday, a Sunday or a day on which banks in the State of Indiana are authorized by law or executive order to be closed, (b) “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (c) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (d) “made available” means any document or other information that was (i) provided by one Party or its representatives to the other Party or its representatives prior to the date hereof, (ii) included in the virtual data room of a Party prior to the date hereof or (iii) filed by a Party with the SEC and publicly available on EDGAR prior to the date hereof, and (e) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Merger and the Bank Merger. The Company Disclosure Schedule and the RMBI Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law. No representation, warranty, covenant or other agreement or provision contained in this Agreement shall be deemed to contemplate or require the disclosure of “confidential supervisory information,” as such term is defined in the regulations of any applicable Governmental Authority.

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9.5            Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

9.6            Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior written, and prior or contemporaneous oral, agreements and understandings, between the Parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

9.7            Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Maryland applicable to contracts made and performed entirely within such state, without regard to any applicable conflicts of law principles or any other principle that could require the application of the law of any other jurisdiction.

9.8            Publicity. RMBI and Company agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by RMBI and Company. Thereafter, RMBI and Company shall consult with each other before issuing any press release with respect to this Agreement or the transactions contemplated herein and shall not issue any such press release or make any such public statement without the prior consent of the other Party, which shall not be unreasonably delayed, conditioned or withheld; provided, however, that a Party may, without the prior consent of the other Party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by law or the rules and regulations of Nasdaq or other self-regulatory agency, as applicable. Without limiting the preceding sentence, RMBI and Company shall (i) cooperate to develop all public announcement materials; and (ii) make appropriate management available at presentations related to the Merger as reasonably requested by the other. In addition, Company and its Subsidiaries shall coordinate with RMBI, to the extent practicable, regarding all communications with customers, suppliers, employees, shareholders, and the community in general related to the Merger or Bank Merger.

9.9            Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either Party (whether by operation of law or otherwise) without the prior written consent of the other Party (which shall not be unreasonably withheld or delayed). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the Parties and their respective successors and assigns. Except for Section 6.6, which is intended to benefit each indemnified person referenced therein, or as otherwise specifically provided herein, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the Parties hereto any rights or remedies under this Agreement.

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9.10            Specific Performance; Time of the Essence. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the Parties shall be entitled to specific performance of the terms hereof, without the necessity of demonstrating irreparable harm or posting of any bond or security, in addition to any other remedies to which they are entitled at law or equity. Time is of the essence for performance of the agreements, covenants and obligations of the Parties herein.

9.11            Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

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RMBI and Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

RICHMOND MUTUAL BANCORPORATION, INC.

By:	/s/ GARRY D. KLEER
Garry D. Kleer
Chief Executive Officer

THE FARMERS BANCORP, FRANKFORT, INDIANA

By:	/s/ CHRISTOPHER COOK
Christopher Cook
President and Chief Executive Officer

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Appendix B

November 11, 2025

The Board of Directors

Richmond Mutual Bancorporation, Inc.

31 North 9th Street

Richmond, IN 47374

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to Richmond Mutual Bancorporation, Inc. (“Richmond”) of the Exchange Ratio (as defined below) in the proposed merger (the “Merger”) of The Farmers Bancorp, Frankfort, Indiana (“Farmers”) with and into Richmond, pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and between Richmond and Farmers. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), by virtue of the Merger and without any action on the part of Farmers, Richmond or the holders of any of the securities of Farmers or Richmond, each share of common stock, $0.01 par value, of Farmers (“Farmers Common Stock”) issued and outstanding immediately prior to the Effective Time, excluding any Cancelled Shares (as defined in the Agreement), shall be converted into the right to receive 3.4 shares of common stock, $0.01 par value, of Richmond (“Richmond Common Stock”). The ratio of 3.4 shares of Richmond Common Stock for one share of Farmers Common Stock is referred to herein as the “Exchange Ratio.” The terms and conditions of the Merger are more fully set forth in the Agreement.

The Agreement further provides that, immediately after the Effective Time, Richmond will merge The Farmers Bank, a wholly-owned subsidiary of Farmers, with and into First Bank Richmond, a wholly-owned subsidiary of Richmond (such transaction, the “Bank Merger”), pursuant to a separate combination agreement/ plan of merger.

KBW has acted as financial advisor to Richmond and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. We and our affiliates, in the ordinary course of our and their broker-dealer businesses (and further to existing sales and trading relationships between Richmond and KBW), may from time to time purchase securities from, and sell securities to, Richmond and Farmers. In addition, as market makers in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Richmond or Farmers for our and their own respective accounts and for the accounts of our and their respective customers and clients. We have acted exclusively for the board of directors of Richmond (the “Board”) in rendering this opinion and will receive a fee from Richmond for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Merger. In addition, Richmond has agreed to indemnify us for certain liabilities arising out of our engagement.

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The Board of Directors – Richmond Mutual Bancorporation, Inc.

November 11, 2025

Other than in connection with this present engagement, in the past two years, KBW has not provided investment banking or financial advisory services to Richmond. In the past two years, KBW has not provided investment banking or financial advisory services to Farmers. We may in the future provide investment banking and financial advisory services to Richmond or Farmers and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Richmond and Farmers and bearing upon the Merger, including among other things, the following: (i) a draft of the Agreement dated November 3, 2025 (the most recent draft made available to us); (ii) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2024 of Richmond; (iii) the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025 of Richmond; (iv) certain unaudited financial results for the fiscal quarter ended September 30, 2025 of Richmond (contained in the Current Report on Form 8-K filed by Richmond on October 23, 2025); (v) the audited financial statements for the three fiscal years ended June 30, 2025 of Farmers; (vi) the unaudited quarterly financial statements for the quarter ended September 30, 2025 of Farmers; (vii) certain regulatory filings of Richmond and Farmers and their respective subsidiaries, including, as applicable, the quarterly reports on Form FR Y-9C or semi-annual reports on Form FR Y-9SP and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three-year period ended December 31, 2024 and the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025; (viii) certain other interim reports and other communications of Richmond and Farmers to their respective stockholders or shareholders; and (ix) other financial information concerning the respective businesses and operations of Richmond and Farmers furnished to us by Richmond and Farmers or that we were otherwise directed to use for purposes of our analysis. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Richmond and Farmers; (ii) the assets and liabilities of Richmond and Farmers; (iii) a comparison of certain financial and stock market information of Richmond and Farmers with similar information for certain other companies, the securities of which are publicly traded; (iv) financial and operating forecasts and projections of Farmers that were prepared by Farmers management, provided to and discussed with us by such management, and used and relied upon by us based on such discussions, at the direction of Richmond management and with the consent of the Board; (v) financial and operating forecasts and projections of Richmond prepared by Richmond management, as well as assumed Farmers long-term growth rates, all of which information was provided to and discussed with us by Richmond management, and used and relied upon by us at the direction of such management and with the consent of the Board; and (vii) estimates regarding certain pro forma financial effects of the Merger on Richmond (including, without limitation, the cost savings expected to result or be derived from the Merger) that were prepared by Richmond management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions held by the managements of Richmond and Farmers regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry.

Keefe, Bruyette & Woods, A Stifel Company

B-2

The Board of Directors – Richmond Mutual Bancorporation, Inc.

November 11, 2025

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or discussed with us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied, with the consent of Richmond, upon the management of Farmers as to the reasonableness and achievability of the financial and operating forecasts and projections of Farmers referred to above (and the assumptions and bases therefor), and we have assumed that such forecasts and projections have been reasonably prepared and represent the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. We have further relied upon Richmond management as to the reasonableness and achievability of the financial and operating forecasts and projections of Richmond, the assumed Farmers long-term growth rates and the estimates regarding certain pro forma financial effects of the Merger on Richmond (including, without limitation, the cost savings expected to result or be derived from the Merger), all as referred to above (and the assumptions and bases for all such information), and we have assumed that such information has been reasonably prepared and represents the best currently available estimates and judgments of Richmond management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated by such management.

It is understood that the foregoing financial information of Richmond and Farmers that was provided to us was not prepared with the expectation of public disclosure and that all of the foregoing financial information is based on numerous variables and assumptions that are inherently uncertain and, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of Richmond and Farmers and with the consent of the Board, that all such information provides a reasonable basis upon which we can form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

Keefe, Bruyette & Woods, A Stifel Company

B-3

The Board of Directors – Richmond Mutual Bancorporation, Inc.

November 11, 2025

We also have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Richmond or Farmers since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for credit losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for credit losses for each of Richmond and Farmers are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Richmond or Farmers, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of Richmond or Farmers under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. We have made note of the classification by each of Richmond and Farmers of its loans and owned securities as either held to maturity or held for investment, on the one hand, or held for sale or available for sale, on the other hand, and have also reviewed reported fair value marks-to-market and other reported valuation information, if any, relating to such loans or owned securities contained in the respective financial statements of Richmond and Farmers, but we express no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as our view of the actual value of any companies or assets.

We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transactions (including, without limitation, the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft reviewed by us and referred to above), with no adjustments to the Exchange Ratio and with no other consideration or payments in respect of Farmers Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transactions and that all conditions to the completion of the Merger and any related transactions will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Richmond, Farmers or the pro forma entity, or the contemplated benefits of the Merger, including without limitation the cost savings expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of Richmond that Richmond has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Richmond, Farmers, the Merger and any related transaction and the Agreement. KBW has not provided advice with respect to any such matters.

Keefe, Bruyette & Woods, A Stifel Company

B-4

The Board of Directors – Richmond Mutual Bancorporation, Inc.

November 11, 2025

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Merger to Richmond. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction (including the Bank Merger), including without limitation, the form or structure of the Merger or any such related transaction, any consequences of the Merger or any related transaction to Richmond, its stockholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger, any such related transaction, or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. There is currently significant volatility in the stock and other financial markets arising from global tensions and political division, economic uncertainty, recently announced actual or threatened imposition of tariff increases, inflation, and prolonged higher interest rates. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Richmond to engage in the Merger or enter into the Agreement, (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Richmond or the Board, (iii) any business, operational or other plans with respect to Farmers or the pro forma entity that may be currently contemplated by Richmond or the Board or that may be implemented by Richmond or the Board subsequent to the closing of the Merger, (iv) the fairness of the amount or nature of any compensation to any of Richmond’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Richmond Common Stock or relative to the Exchange Ratio, (v) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Richmond, Farmers or any other party to any transaction contemplated by the Agreement, (vi) the actual value of Richmond Common Stock to be issued in connection with the Merger, (vii) the prices, trading range or volume at which Richmond Common Stock or Farmers Common Stock will trade following the public announcement of the Merger or the prices, trading range or volume at which Richmond Common Stock will trade following the consummation of the Merger, (viii) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement, or (ix) any legal, regulatory, accounting, tax or similar matters relating to Richmond, Farmers, any of their respective stockholders or shareholders, or relating to or arising out of or as a consequence of the Merger or any other related transaction (including the Bank Merger), including whether or not the Merger will qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger, or to any holder of Richmond Common Stock or any shareholder of any other entity as to how to vote or act in connection with the Merger or any other matter, nor does it constitute a recommendation as to whether or not any such stockholder or shareholder should enter into a voting, shareholders’, affiliates’ or other agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such stockholder or shareholder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Keefe, Bruyette & Woods, A Stifel Company

B-5

The Board of Directors – Richmond Mutual Bancorporation, Inc.

November 11, 2025

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to Richmond.

Very truly yours,

/s/ Keefe, Bruyette & Woods, Inc.
Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, A Stifel Company

B-6

Appendix C

November 11, 2025

PERSONAL AND CONFIDENTIAL

Board of Directors

The Farmers Bancorp, Frankfort, Indiana

9 East Clinton Street

Frankfort, Indiana 46041

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the Company’s existing common shareholders of the Exchange Ratio (as defined below) to be paid by Richmond Mutual Bancorporation, Inc. (the “Purchaser”) in connection with the proposed merger (the “Transaction”) with The Farmers Bancorp, Frankfort, Indiana (the “Company”) subject to the terms and conditions of the draft Agreement and Plan of Merger between the Purchaser and the Company (the “Agreement”).

Pursuant to the Agreement, each share of the Company’s common stock issued and outstanding immediately prior to the Effective Time, shall be converted into the right to receive 3.4 shares of the Purchaser’s common stock (the “Exchange Ratio”). The terms of the Transaction are set forth more fully in the Agreement and descriptions of any such terms herein are qualified in their entirety by reference to the Agreement.

Janney Montgomery Scott LLC (“Janney”), as part of its investment banking business, is routinely engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of financial institutions, we have experience and knowledge of the valuation of banking institutions. As you are aware, in the course of its daily trading activities, investment funds controlled by an affiliate (as such term is defined in Regulation 12b-2 promulgated under the Securities Exchange Act of 1934, as amended) of Janney and its affiliates may from time to time effect transactions in and hold securities of the Purchaser or the Company. To the extent that we have any such material position as of the date of this opinion, it has been disclosed to the Purchaser and the Company. This opinion has been reviewed and approved by Janney’s Fairness Committee in conformity with our policies and procedures established under the requirement of Rule 5150 of the Financial Industry Regulatory Authority. Janney has otherwise provided no investment banking services to Purchaser during the past two years in which compensation was received or was intended to be received. Janney may provide services to the Purchaser in the future (and/or to the Company if the Transaction is not consummated), although as of the date of this opinion, there is no agreement to do so nor any mutual understanding that such services are contemplated.

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November 11, 2025

We were retained by the Company to act as financial advisor in rendering this fairness opinion. We will receive compensation from the Company in connection with our services, including a fee for rendering this opinion, as well as a completion fee. The Company has agreed to indemnify us for certain liabilities arising out of our engagement.

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)	reviewed a draft of the Agreement, dated November 11, 2025, and assumed it to be in substantially the same form as the final agreement in all material respects;

(ii)	familiarized ourselves with the financial condition, business, operations, assets, earnings, prospects and senior management’s views as to the future financial performance of the Purchaser and the Company;

(iii)	reviewed certain financial statements, both audited and unaudited, and related financial information of the Purchaser and the Company, including quarterly reports filed by the parties with the Securities and Exchange Commission and/or the Federal Deposit Insurance Corporation;

(iv)	reviewed and discussed with senior management of Purchaser and the Company as well as Purchaser’s representatives the future financial prospects of the Purchaser and the Company as related to financial projections and pro formas, including publicly available consensus analyst estimates of the Purchaser where applicable;

(v)	compared certain aspects of the financial performance of the Purchaser and the Company with similar data available for certain other institutions;

(vi)	reviewed certain trading characteristics of selected other financial institutions in comparison of the common stock of the Purchaser and the Company;

(vii)	reviewed the pro forma financial effects of the Transaction, taking into consideration the potential amount and timing of transaction costs and cost savings expected to be achieved as a result of the Transaction, in each case prepared by or at the direction of senior management of the Purchaser and the Company and approved for our use by the Company;

(viii)	reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that we considered relevant; and

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November 11, 2025

(ix)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in the valuation of financial institutions and their securities.

In rendering our opinion, with your consent we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by the Purchaser and the Company. We have not independently verified the accuracy or completeness of any such information. In that regard, we have assumed that the financial estimates, and estimates and allowances regarding under-performing and nonperforming assets and net charge-offs, have been reasonably prepared on a basis reflecting the best currently available information, judgments and estimates of the Purchaser and the Company and that such estimates will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed and relied upon management’s estimates and projections. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of the Purchaser or the Company or any of their respective subsidiaries. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of the Purchaser or the Company nor any of their respective subsidiaries, and we were not furnished with any such evaluations or appraisals.

We did not make an independent valuation of the quality of the Purchaser’s or the Company’s deposit base, nor have we independently evaluated potential deposit concentrations or the deposit composition of the Purchaser or the Company. We did not make an independent valuation of the quality of the Purchaser’s or the Company’s investment securities portfolio, nor have we independently evaluated potential concentrations in the investment portfolio of the Purchaser or the Company. We have assumed that there has been no material change in the Purchaser’s or the Company’s business, assets, financial condition, results of operations, cash flows or prospects since the date of the most recent financial statements provided to us.

With respect to the financial projections and estimates (including information relating to the amounts and timing of the merger costs and expense savings) provided to or otherwise reviewed by or discussed with us, we have been advised by senior management of the Purchaser and senior management of the Company, and have assumed with your consent, that such projections and estimates have been reasonably prepared on a basis reflecting the best currently available information, judgments and estimates of the Purchaser and the Company and that such estimates will be realized in the amounts and at the times contemplated thereby. We assume no responsibility for and express no opinion as to these projections and estimates or the assumptions on which they were based. We have relied on the assurances of senior management of the Purchaser and senior management of the Company that they are not aware of any facts or circumstances that would make any of such information, projections or estimates inaccurate or misleading.

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November 11, 2025

We have assumed that the Agreement, when executed by the parties thereto, will conform, in all material respects, to the draft of the Agreement reviewed by us and that the Transaction will be consummated in accordance with the terms set forth in the Agreement. We have assumed that the Transaction is, and will be, in compliance with all laws and regulations that are applicable to the Purchaser and the Company. We have assumed that all of the representations and warranties contained in the Agreement and all related agreements are true and correct in all respects material to our analysis, and that the Transaction will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any term, condition or covenant thereof the effect of which would be in any respect material to our analysis. In rendering this opinion, we have been advised by both the Purchaser and the Company that there are no known factors that could impede or cause any material delay in obtaining the necessary regulatory and governmental approvals of the Transaction.

Our opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any shareholder of the Company as to any matter related thereto. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Transaction by any of the Company’s officers, directors, or employees, or class of such persons, whether relative to the compensation received by the public shareholders of the Company or otherwise. We are not expressing any opinion as to the prices at which shares of the Purchaser’s common stock will trade in the future.

We express no view as to, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business transactions or strategies, or whether such alternative transactions or strategies could be achieved or are available. With your consent, we have relied upon the advice that the Company has received from its legal, accounting and tax advisors as to all legal, regulatory, accounting and tax matters relating to the Transaction and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.

This letter is solely for the information of the Board of Directors of the Company in its evaluation of the Transaction and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any proxy statement or any other document, except in each case in accordance with our prior written consent, which shall not be unreasonably withheld.

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November 11, 2025

Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and all other factors we have considered and deemed relevant, we are of the opinion as of the date hereof that the Exchange Ratio to be paid by the Purchaser in the Transaction pursuant to the Agreement is fair, from a financial point of view, to the shareholders of the Company.

Sincerely,

/s/ Janney Montgomery Scott
Janney Montgomery Scott LLC

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Appendix D

INDIANA CODE § 23-1-44
DISSENTERS' RIGHTS

IC 23-1-44-1

"Corporation" defined

Sec. 1. As used in this chapter, "corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

IC 23-1-44-2

"Dissenter" defined

Sec. 2. As used in this chapter, "dissenter" means a shareholder who is entitled to dissent from corporate action under section 8 of this chapter and who exercises that right when and in the manner required by sections 10 through 18 of this chapter.

IC 23-1-44-3

"Fair value" defined

Sec. 3. As used in this chapter, "fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

IC 23-1-44-4

"Interest" defined

Sec. 4. As used in this chapter, "interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

IC 23-1-44-4.5

"Preferred shares" defined

Sec. 4.5. As used in this chapter, "preferred shares" means a class or series of shares in which the holders of the shares have preference over any other class or series with respect to distributions.

IC 23-1-44-5

"Record shareholder" defined

Sec. 5. As used in this chapter, "record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent that treatment as a record shareholder is provided under a recognition procedure or a disclosure procedure established under IC 23-1-30-4.

IC 23-1-44-6

“Beneficial shareholder" defined

Sec. 6. As used in this chapter, "beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

IC 23-1-44-7

"Shareholder" defined

Sec. 7. As used in this chapter, "shareholder" means the record shareholder or the beneficial shareholder.

IC 23-1-44-8

Right to dissent and obtain payment for shares

Sec. 8.

(a)	A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:

(1)	Consummation of a plan of merger to which the corporation is a party if:

(A)	shareholder approval is required for the merger by IC 23-1-40-3 or the articles of incorporation; and

(B)	the shareholder is entitled to vote on the merger.

(2)	Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.

(3)	Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or Substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale.

(4)	The approval of a control share acquisition under IC 23-1-42.

(5)	Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b)	This section does not apply to the holders of shares of any class or series if, on the date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders at which the merger, plan of share exchange, or sale or exchange of property is to be acted on, the shares of that class or series were a covered security under Section 18(b)(1)(A) or 18(b)(1)(B) of the Securities Act of 1933, as amended.

(c)	The articles of incorporation as originally filed or any amendment to the articles of incorporation may limit or eliminate the right to dissent and obtain payment for any class or series of preferred shares. However, any limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates the right to dissent and obtain payment for any shares:

(1)	that are outstanding immediately before the effective date of the amendment; or

(2)	that the corporation is or may be required to issue or sell after the effective date of the amendment under any exchange or other right existing immediately before the effective date of the amendment; does not apply to any corporate action that becomes effective within one (1) year of the effective date of the amendment if the action would otherwise afford the right to dissent and obtain payment.

(d)	A shareholder:

(1)	who is entitled to dissent and obtain payment for the shareholder's shares under this chapter; or

(2)	who would be so entitled to dissent and obtain payment but for the provisions of subsection (b); may not challenge the corporate action creating (or that, but for the provisions of subsection (b), would have created) the shareholder's entitlement.

(e)	Subsection (d) does not apply to a corporate action that was approved by less than unanimous consent of the voting shareholders under IC 23-1-29-4.5(b) if both of the following apply:

(1)	The challenge to the corporate action is brought by a shareholder who did not consent and as to whom notice of the approval of the corporate action was not effective at least ten (10) days before the corporate action was effected.

(2)	The proceeding challenging the corporate action is commenced not later than ten (10) days after notice of the approval of the corporate action is effective as to the shareholder bringing the proceeding.

IC 23-1-44-9

Dissenters' rights of beneficial shareholder

Sec. 9.

(a)	A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the shareholder dissents and the shareholder's other shares were registered in the names of different shareholders.

D-2

(b)	A beneficial shareholder may assert dissenters' rights as to shares held on the shareholder's behalf only if:

(1)	the beneficial shareholder submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

(2)	the beneficial shareholder does so with respect to all the beneficial shareholder's shares or those shares over which the beneficial shareholder has power to direct the vote.

IC 23-1-44-10

Proposed action creating dissenters' rights; notice

Sec. 10.

(a)	If proposed corporate action creating dissenters' rights under section 8 of this chapter is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter.

(b)	If corporate action creating dissenters' rights under section 8 of this chapter is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in section 12 of this chapter.

SEC.20.

IC 23-1-44-11

Proposed action creating dissenters' rights; assertion of dissenters' rights

Sec. 11.

(a)	If proposed corporate action creating dissenters' rights under section 8 of this chapter is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

(1)	must deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effectuated; and

(2)	must not vote the shareholder's shares in favor of the proposed action.

(b)	A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for the shareholder's shares under this chapter.

IC 23-1-44-12

Dissenters' notice; contents

Sec. 12.

(a)	If proposed corporate action creating dissenters' rights under section 8 of this chapter is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of section 11 of this chapter.

(b)	The dissenters' notice must be sent no later than ten (10) days after approval by the shareholders, or if corporate action is taken without approval by the shareholders, then ten (10) days after the corporate action was taken. The dissenters' notice must:

(1)	state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2)	inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3)	supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(4)	set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date the subsection (a) notice is delivered; and

(5)	be accompanied by a copy of this chapter.

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IC 23-1-44-13

Demand for payment and deposit of shares by shareholder

Sec. 13.

(a)	A shareholder sent a dissenters' notice described in IC 23-1-42-11 or in section 12 of this chapter must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice under section 12(b)(3) of this chapter, and deposit the shareholder's certificates in accordance with the terms of the notice.

(b)	The shareholder who demands payment and deposits the shareholder's shares under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

(c)	A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for the shareholder's shares under this chapter and is considered, for purposes of this article, to have voted the shareholder's shares in favor of the proposed corporate action.

IC 23-1-44-14

Uncertificated shares; restriction on transfer; dissenters' rights

Sec. 14.

(a)	The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 16 of this chapter.

(b)	The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

IC 23-1-44-15

Payment to dissenter

Sec. 15.

(a)	Except as provided in section 17 of this chapter, as soon as the proposed corporate action is taken, or, if the transaction did not need shareholder approval and has been completed, upon receipt of a payment demand, the corporation shall pay each dissenter who complied with section 13 of this chapter the amount the corporation estimates to be the fair value of the dissenter's shares.

(b)	The payment must be accompanied by:

(1)	the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

(2)	a statement of the corporation's estimate of the fair value of the shares; and

(3)	a statement of the dissenter's right to demand payment under section 18 of this chapter.

IC 23-1-44-16

Failure to take action; return of certificates; new action by corporation

Sec. 16.

(a)	If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b)	If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under section 12 of this chapter and repeat the payment demand procedure.

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IC 23-1-44-17

Withholding payment by corporation; corporation's estimate of fair value; after-acquired shares

Sec. 17.

(a)	A corporation may elect to withhold payment required by section 15 of this chapter from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(b)	To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares and a statement of the dissenter's right to demand payment under section 18 of this chapter.

IC 23-1-44-18

Dissenters' estimate of fair value; demand for payment; waiver

Sec. 18.

(a)	A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and demand payment of the dissenter's estimate (less any payment under section 15 of this chapter), or reject the corporation's offer under section 17 of this chapter and demand payment of the fair value of the dissenter's shares, if:

(1)	the dissenter believes that the amount paid under section 15 of this chapter or offered under section 17 of this chapter is less than the fair value of the dissenter's shares;

(2)	the corporation fails to make payment under section 15 of this chapter within sixty (60) days after the date set for demanding payment; or

(3)	the corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

(b)	A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection (a) within thirty (30) days after the corporation made or offered payment for the dissenter's shares.

IC 23-1-44-19

Court proceeding to determine fair value; judicial appraisal

Sec. 19.

(a)	If a demand for payment under IC 23-1-42-11 or under section 18 of this chapter remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b)	The corporation shall commence the proceeding in the circuit or superior court of the county where a corporation's principal office (or, if none in Indiana, its registered office) is located. If the corporation is a foreign corporation without a registered office in Indiana, it shall commence the proceeding in the county in Indiana where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c)	The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d)	The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

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(e)	Each dissenter made a party to the proceeding is entitled to judgment:

(1)	for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation; or

(2)	for the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under section 17 of this chapter.

IC 23-1-44-20

Costs; fees; attorney's fees

Sec. 20.

(a)	The court in an appraisal proceeding commenced under section 19 of this chapter shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against such parties and in such amounts as the court finds equitable.

(b)	The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1)	against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 10 through 18 of this chapter; or

(2)	against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c)	If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

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PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Articles 12 and 13 of the Articles of Incorporation of Richmond Mutual Bancorporation, Inc. (the “Corporation”) set forth circumstances under which directors, officers, employees and agents of the Corporation may be insured or indemnified against liability which they incur in their capacities as such and under which directors and officers of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages:

A.	Indemnification. The Corporation shall indemnify (1) its current and former directors and officers, whether serving the Corporation or at its request any other entity, to the fullest extent required or permitted by the Maryland General Corporation Law (the “MGCL”) now or hereafter in force, including the advancement of expenses under the procedures and to the fullest extent permitted by law, and (2) other employees and agents to such extent as shall be authorized by the Board of Directors and permitted by law; provided, however, that, except as provided in Section B hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

B.	Procedure. If a claim under Section A of this Article 12 is not paid in full by the Corporation within 60 days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be reimbursed the expense of prosecuting or defending such suit. It shall be a defense to any action for advancement of expenses that the Corporation has not received both (i) an undertaking as required by law to repay such advances in the event it shall ultimately be determined that the standard of conduct has not been met and (ii) a written affirmation by the indemnitee of his good faith belief that the standard of conduct necessary for indemnification by the Corporation has been met. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the applicable standard for indemnification set forth in the MGCL. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the MGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article 12 or otherwise shall be on the Corporation.

C.	Non-Exclusivity. The rights to indemnification and to the advancement of expenses conferred in this Article 12 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Charter, the Corporation’s Bylaws, any agreement, any vote of stockholders or the Board of Directors, or otherwise.

D.	Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the MGCL.

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E.	Miscellaneous. The Corporation shall not be liable for any payment under this Article 12 in connection with a claim made by any indemnitee to the extent such indemnitee has otherwise actually received payment under any insurance policy, agreement, or otherwise, of the amounts otherwise indemnifiable hereunder. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article 12 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

Any repeal or modification of this Article 12 shall not in any way diminish any rights to indemnification or advancement of expenses of such director or officer or the obligations of the Corporation arising hereunder with respect to events occurring, or claims made, while this Article 12 is in force.

ARTICLE 13. Limitation of Liability. An officer or director of the Corporation, as such, shall not be liable to the Corporation or its stockholders for money damages, except (A) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received; (B) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; or (C) to the extent otherwise provided by the MGCL. If the MGCL is amended to further eliminate or limit the personal liability of officers and directors, then the liability of officers and directors of the Corporation shall be eliminated or limited to the fullest extent permitted by the MGCL, as so amended.

Item 21. Exhibits.

(a)	Exhibits.

Exhibit No.	Description and Method of Filing
2.1	Agreement and Plan of Merger by and between Richmond Mutual Bancorporation, Inc. and The Farmers Bancorp, Frankfort, Indiana dated as of November 11, 2025 (included as Appendix A to the joint proxy statement/prospectus contained in this Registration Statement and incorporated herein by reference).+
3.1	Charter of Richmond Mutual Bancorporation, Inc. (incorporated herein by reference to Richmond Mutual Bancorporation, Inc. Registration Statement on Form S-1 filed on March 11, 2019 (File No. 333-230184)).
3.2	Bylaws of Richmond Mutual Bancorporation, Inc. (incorporated herein by reference to Richmond Mutual Bancorporation, Inc. Registration Statement on Form S-1 filed on March 11, 2019 (File No. 333-230184)).
4.1	Form of common stock certificate of Richmond Mutual Bancorporation, Inc. (incorporated herein by reference to Richmond Mutual Bancorporation, Inc. Registration Statement on Form S-1 filed on March 11, 2019 (File No. 333-230184)).
5.1	Opinion of Silver, Freedman, Taff & Tiernan LLP regarding the legality of the securities being registered.*
8.1	Opinion of Silver, Freedman, Taff & Tiernan LLP as to U.S. Federal income tax matters.*
8.2	Opinion of Amundsen Davis LLC as to U.S. Federal income tax matters.*
10.1	Change in Control Agreement dated November 11, 2025, by and among Richmond Mutual Bancorporation, Inc., First Bank Richmond, and Christopher D. Cook*
10.2	Form of Change in Control Agreement dated November 11, 2025, by and among Richmond Mutual Bancorporation, Inc., First Bank Richmond, and each of Chad Kozuch, Carroll Valentino and Mark Novak.*

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Exhibit No.	Description and Method of Filing
10.3	Settlement and Release Agreement by and among Bradley Cunningham, Richmond Mutual Bancorporation, Inc., First Bank Richmond, The Farmers Bancorp, Frankfort Indiana and The Farmers Bank.*
10.4	Form of Amendment No. 1 to Settlement and Release Agreement by and among Bradley Cunningham, Richmond Mutual Bancorporation, Inc., First Bank Richmond, The Farmers Bancorp, Frankfort Indiana and The Farmers Bank.*
23.1	Consent of Forvis Mazers, LLP with respect to Richmond Mutual Bancorporation.*
23.2	Consent of Forvis Mazers, LLP with respect to The Farmers Bancorp.*
23.3	Consent of Silver, Freedman, Taff & Tiernan LLP (included in the opinions filed as Exhibit 5.1 and Exhibit 8.1).*
23.4	Consent of Amundsen Davis LLC (included in the opinion filed as Exhibit 8.2).*
24.1	Power of Attorney (included on signature page of the Registration Statement).*
99.1	Consent of Keefe, Bruyette & Woods, Inc.*
99.2	Consent of Janney Montgomery Scott LLC.*
99.3	Form of proxy card for Richmond Mutual Bancorporation, Inc.*
99.4	Form of proxy card for The Farmers Bancorp.*
99.5	Consent of Barbara A. Cutillo to be named as a director*
99.6	Consent of Christopher C. Cook to be named as a director*
99.7	Consent of Daniel J. Lahrman to be named as a director*
99.8	Consent of Thomas D. Crawford to be named as a director*
99.9	Consent of James D. Moore to be named as a director*
107	Filing Fee Table

+	Pursuant to Item 601(b)(2) of Regulation S-K, Richmond Mutual Bancorporation, Inc. agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Agreement and Plan of Merger to the SEC upon request.

*	Previously filed.

(b)	Financial Statement Schedules. Not applicable.

(c)	Reports, Opinions or Appraisals. Not applicable.

Item 22. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

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(4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7) That every prospectus (i) that is filed pursuant to paragraph (6) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form S-4 Registration Statement, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(10) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Richmond, State of Indiana, on March 31, 2026.

RICHMOND MUTUAL BANCORPORATION, INC.

By	/s/ Garry D. Kleer
	Name:	Garry D. Clear
	Title:	Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Garry D. Kleer	Chairman of the Board, President and	March 31, 2026
Garry D. Kleer	Chief Executive Officer (Principal Executive Officer)

*	Director	March 31, 2026
E. Michael Blum

*	Director	March 31, 2026
Harold T. Hanley III

*	Director	March 31, 2026
Jeffrey A. Jackson

Signature	Title	Date

*	Director	March 31, 2026
Kathryn Girten

*	Director	March 31, 2026
M. Lynn Wetzel

/s/Bradley M. Glover	Sr. Vice President and Chief Financial Officer	March 31, 2026
Bradley M. Glover	(Principal Financial and Accounting Officer)

*	By	/s/ Bradley M. Glover
Bradley M. Glover
Attorney-in-fact